As filed with the Securities and Exchange Commission on December 8, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

K12 Inc.

(Exact name of registrant as specified in its charter)

Delaware	8211	95-4774688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

K12 Inc.

2300 Corporate Park Drive

Herndon, VA 20171

(703) 483-7000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Ronald J. Packard

Chief Executive Officer

2300 Corporate Park Drive

Herndon, VA 20171

(703) 483-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard D. Polsky, Esq., General Counsel and Secretary, K12 Inc. 2300 Corporate Park Drive, Herndon, VA 20171 (703) 483-7000	William P. O’Neill, Esq. Brandon J. Bortner, Esq., Latham & Watkins LLP 555 Eleventh Street NW, Suite 1000 Washington, DC 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, $0.0001 par value	4,000,000	$27.42	$109,680,000	$12,570

(1)	In accordance with Rule 416(a), we are also registering an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Class A Common Stock as reported on the New York Stock Exchange on December 7, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2011

PROSPECTUS

K12 Inc.

4,000,000 Shares of Common Stock

This prospectus covers the offer and sale by the selling stockholders identified in this prospectus of up to 4,000,000 shares of common stock, $0.0001 par value per share, of K12 Inc., a Delaware corporation. These shares of our common stock were sold by us in a private placement on April 27, 2011, in which we sold 4,000,000 shares of common stock. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

The selling stockholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of common stock, or both. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all other costs, expenses and fees in connection with the registration of the shares. See “Plan of Distribution” beginning on page 118 for more information about how the selling stockholders may sell or dispose of their shares of common stock. To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “LRN.” On December 7, 2011, the closing price of one share of our common stock on the New York Stock Exchange was $27.71 per share. You are urged to obtain market quotations for the common stock.

Investing in our securities involves risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2011

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. If a prospectus supplement is provided, you should rely on the information in the prospectus supplement. You should rely only on the information provided in this prospectus and any prospectus supplement or amendment. Under this shelf registration process, certain selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

References to “K12,” “K12,” “we,” “our,” “our company,” “Company” or “us” in this prospectus mean K12 Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 9 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience in this prospectus, “K12,” “K12,” “we,” “our,” “our company,” “Company” and “us,” refer to K12 Inc. and its consolidated subsidiaries taken as a whole, unless the context suggests otherwise. References to fiscal years refer to the fiscal year ended June 30 of the year indicated.

Our Company

We are a technology-based education company. We offer proprietary curriculum, software systems and educational services designed to facilitate individualized learning for students primarily in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $240 million to develop and, to a lesser extent, acquire curriculum and online learning platforms that promote mastery of core concepts and skills for students of all abilities. This learning system combines our curriculum and offerings with an individualized learning approach well-suited for virtual public schools, hybrid schools, school district online programs, public charter schools and private schools that utilize varying degrees of online and traditional classroom instruction, and other educational applications. We are also expanding our offering of foreign languages with Middlebury Interactive Languages LLC (“MIL” or “Middlebury Interactive Languages”), our joint venture with Middlebury College. We also expanded our international business by making an investment in a 20% ownership interest in Web International Education Group, Ltd. (“Web”), a company providing English language instruction to young adults in China, and also are investing in the U.S. post-secondary market through Capital Education LLC (“Capital Education”), our wholly owned subsidiary.

As with a traditional public school, a virtual public school or hybrid school must comply with state education regulations. The fundamental difference between traditional public schools and virtual public schools is that students attend virtual public schools and hybrid schools primarily over the Internet instead of traveling to a physical classroom. In their online learning environment, students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, in virtual classroom environments, and sometimes face-to-face. The majority of states have embraced virtual public schools or hybrid schools as a means to provide families with a publicly-funded alternative to a traditional classroom-based education. For parents who believe their child is not thriving and for whom relocating or attending a private school is not an option, virtual public schools and hybrid schools can provide a compelling choice. From an education policy standpoint, virtual public schools and hybrid schools often represent a savings to the taxpayers when compared with traditional public schools because they are generally funded at a lower per pupil level than the per pupil state average as reported by the U.S. Department of Education. Finally, because parents are generally not required to pay tuition to attend a public school, virtual public schools and hybrid schools make our learning system an attractive alternative within the public school system.

Our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from individual courses to complete turnkey online schools, are offered to our charter school, school district and private school partners. Virtual public schools and hybrid schools under turnkey management contracts (“Managed Schools”) accounted for approximately 85% of our revenue for the year ended June 30, 2011. For the 2011-12 school year, we will manage schools in 29 states and the District of Columbia. In July 2010, through our acquisition of KC Distance Learning, Inc. (“KCDL”), we added iQ Academies and now manage these programs in five states where we also manage other virtual public schools. These Managed Schools generally are able to enroll students on a statewide basis. We are serving a growing number of hybrid schools, the first of which opened in Chicago in 2006. A hybrid school is a virtual public school that combines the benefits of face-to-face time for students and teachers in a traditional classroom setting along with the flexibility and individualized learning advantages of online instruction.

We are serving a growing number of schools and school districts enabling them to offer our course catalogue to students either full-time or on an individual course basis. We have established a dedicated sales team to focus on this sector and, through our acquisition of KCDL in July 2010 and The American Education Corporation (“AEC”) in December 2010, we increased the size and expertise of our sales team, added a reseller network, and expanded our course portfolio. The services we provide to these districts are designed to assist them in launching their own virtual school or hybrid programs and vary according to the needs of the individual school districts and may include teacher training programs, administrator support and our student account management system. With our services, districts can offer programs that allow students to participate full-time, as their primary school, or part-time, supplementing their education with core courses, electives or credit recovery options. We currently serve school districts or individual schools in all 50 states.

We manage three online private schools where parents can enroll students on a tuition basis for a full-time online education or individual courses to supplement their children’s traditional instruction. In 2008, we launched the K12 International Academy, a private school that we operate using our curriculum. This school is accredited and enables us to offer students worldwide the same full-time education programs that we provide to the virtual public schools and hybrid schools we manage, including the option to enroll in individual courses. This school is organized as a private international school and enrolled students can interact with their classmates from more than 60 countries. Through our acquisition of KCDL, we added The Keystone School, a private school that has been serving students for over 35 years and offers online and correspondence courses. In January 2011, we announced a partnership with the George Washington University to launch an online private high school, the George Washington University Online High School (“GWUOHS”). The program offers our college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities. In April 2011, we acquired the operations of the International School of Berne (“IS Berne”), a traditional private school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation.

We provide educational services to post-secondary institutions through our subsidiary, Capital Education. Programs are designed for colleges and universities seeking to build or expand their online presence. Our services include course development and distribution through a proprietary learning management platform, hosting and technical support, student advisory services and program administration.

We made an investment for a 20% ownership interest in Web, a provider of English language training in China. This strategic investment also gives us the option to acquire the remainder of the company within a period of five years. Web serves learners of all ages including university students, government workers, and employees of international companies. Web currently has an extensive network of learning centers throughout China. The investment will primarily be used by Web to expand its learning center network into more cities in China. Web education centers are outfitted with learning labs that include modern computer terminals and internet connections. Students can access our curriculum and other electronic learning resources from the Web centers.

Across our educational programs, families come from a broad range of social, economic and academic backgrounds. They share the desire for individualized instruction so as to maximize their child’s potential. Examples include, but are not limited to, families with: (i) students seeking to learn faster or slower than they could in a “one size fits all” traditional classroom; (ii) safety, social and health concerns about their local school; (iii) students with disabilities who are underserved in traditional classrooms; (iv) students with geographic or travel constraints; and (v) student-athletes and performers who are not able to attend regularly scheduled classes. Our individualized learning approach allows students to optimize their academic performance and, therefore, their chances of achieving their goals.

Our Market

Through our many distribution channels, we serve the U.S. market for K-12 education and are expanding our offerings internationally. The U.S. market for K-12 education is large and the acceptance of online learning continues to grow. For example:

•

According to the National Center for Education Statistics (“NCES”), a division of the U.S. Department of Education, approximately 50 million students attended K-12 public schools during the 2010-11 school year. In addition, according to National Home Education Research, approximately two million students are home schooled and, according to the NCES, approximately six million students are enrolled in private schools. Many of these students will take an online course and a small percentage will enroll in a full-time online program.

•	According to the NCES, the public school system alone encompassed more than 98,000 schools and approximately 14,000 districts during the 2008-09 school year.

•	The NCES estimates that total spending in the K-12 market was $650 billion for the 2009-10 school year.

•

According to the International Association for K-12 Online Learning (“iNACOL”), as of August 2010, 48 states had established a significant form of online learning initiative. Also according to iNACOL, in 2010, over 4 million K-12 students participated in a formal online learning program, and online learning enrollments were growing by 46% a year and the growth rate is accelerating.

Parents and lawmakers are demanding increased standards and accountability in an effort to improve academic performance in U.S. public schools. As a result, each state is now required to establish performance standards and to regularly assess student progress relative to these standards. We expect continued focus on academic standards, assessments and accountability in the future. The precise forms of accountability will be debated as part of the reauthorization of the federal Elementary and Secondary Education Act (“ESEA”), which could occur in 2012. The Obama Administration has issued a Blueprint for ESEA Reauthorization and we view the focus on quality curriculum in this initiative to achieve the goal of college-ready students as a positive step and one that is consistent with the rigor of our academic programs and curriculum.

Many parents and educators are also seeking alternatives to traditional classroom-based education that can help improve academic achievement. Demand for these alternatives is evident in the growing number of choices available to parents and students. For example, charter schools emerged in 1988 to provide an alternative to traditional public schools. Currently, there are over 5,000 charter schools operating in 41 states and the District of Columbia with an estimated enrollment of over 1.7 million students according to the Center for Education Reform. Similarly, acceptance of online learning initiatives, including not only virtual public schools but also online testing and Internet-based professional development, has become widespread. In addition, the current presidential administration has supported charter school growth by linking the removal of restrictions on the growth of charter schools to federal stimulus funding, including “Race to the Top” grants. As a result, many states that have placed enrollment caps or other limitations on charter schools, including online charter schools, are in the process of eliminating or revising such restrictions. In 2011, six states, Florida, Indiana, Michigan, Oregon, Tennessee, and Utah, passed legislation which expanded online learning opportunities.

Competition

We face varying degrees of competition from a variety of education companies because our learning system encompasses many components of the educational development and delivery process. We compete primarily with companies that provide online curriculum and school support services to K-12 virtual public schools, hybrid schools and school districts. These companies include Advanced Academics (DeVry, Inc), Connections Academy, LLC (recently announced to be acquired by Pearson PLC), White Hat Management, LLC, and National Network of Digital Schools Management Foundation Inc. among others. We also face competition from online and print curriculum developers. The online curriculum providers include Apex Learning Inc., Archipelago Learning, Inc., Compass Learning, OdysseyWare, Plato Learning, Inc., Renaissance Learning, Inc., and traditional textbook publishers include McGraw-Hill Companies, Pearson PLC and Houghton Mifflin Harcourt. We also compete with institutions such as The Laurel Springs School (Nobel Learning Communities, Inc.), and the National Connections Academy for online private school students. Additionally, we expect increased competition from charter school management organizations (“CMOs”), state-run online programs such as Florida VirtualSchool, and post-secondary and supplementary education providers that have sought to establish a presence in the K-12 virtual school sector, including DeVry, Inc.

We believe that the primary factors on which we compete are:

•	extensive experience in, and understanding of, K-12 virtual schooling;

•	track record of academic results and customer satisfaction;

•	quality of curriculum and online delivery platform;

•	qualifications and experience of teachers;

•	comprehensiveness of school management and student support services; and

•	cost of the solution.

We are unable to provide meaningful data with respect to our market share. At a minimum, we believe that we serve the market for K-12 education, and in almost all jurisdictions, in which we operate, we currently serve far less than 1% of the public school students from the geographic area in which virtual school or hybrid school enrollments are drawn. Defining a more precise relevant market upon which to base a share estimate would not be meaningful due to significant limitations on the comparability of data among jurisdictions. For example, some providers to K-12 virtual public schools serve only the high school segment; others serve the elementary and middle school segment, and a few serve both. Furthermore, some school districts offer their own virtual programs. Parents in search of an alternative to their local public school also have a number of substitutable choices beyond virtual public schools or hybrid schools including private schools, charter schools, home schooling, and blended public schools. In addition, our integrated learning system consists of components that face competition from many different education industry segments, such as traditional textbook publishers, test and assessment firms and private education management companies. Finally, our learning system is designed to operate domestically and internationally over the Internet, and thus the geographic addressable market is global and indeterminate in size.

Our Competitive Strengths

We believe the following to be our key competitive strengths:

Proprietary Curriculum Specifically Designed for a Technology-Enabled Environment and Individualized Learning. We specifically designed our curriculum for online learning. It utilizes a combination of innovative technologies, including flash animations, online interactivity and real-time individualized feedback, which are complemented by textbooks and other offline course materials to create an engaging and highly-effective curriculum and drive greater, more consistent academic achievement.

Flexible, Integrated and Adaptive Online Learning Platform. Our online learning platform provides a highly flexible and effective means for delivering educational content to students and allows us to adapt content on a real-time basis. Our platform offers assessment capabilities to identify the current and targeted academic level of achievement for each student, measures mastery of each learning objective, updates each student’s lesson plan for completed lessons and enables us to track the effectiveness of each lesson with each student on a real-time basis.

Expertise in Advocating the Benefits of Virtual Schooling to Policy Makers. Our in-house education policy experts and external relationships have allowed us to help education policymakers understand the benefits of online learning and establish highly effective, publicly-funded education alternatives for parents and their children. This expertise has resulted in expansion of our core online public school model to include hybrid schools, Flex schools, and credit recovery programs.

Track Record of High Customer Satisfaction. The efficacy of our learning system has also helped us achieve consistently high levels of customer satisfaction, which has been a strong contributor to our growth, helps drive new student referrals and leads to re-enrollments.

Highly Scalable Model. We have built our educational model and learning systems to successfully and efficiently serve the academic needs of a large, dispersed student population. Our ability to leverage the historical investment we made in developing our learning system and our ability to deliver our offering over the Internet enables us to successfully serve a greater number of students at a reduced level of capital investment.

Ability to Enter Adjacent Markets. Through organic expansion and select acquisitions, we have been able to leverage our curriculum and learning systems to serve school districts throughout the country that are increasingly dependent on online learning programs to satisfy diverse student needs at lower than traditional costs.

Our Growth Strategy

We believe our strengths in developing engaging and effective curriculum and providing technology-based services provide us with a sustainable competitive advantage to serve the increasing demands for online education. Our growth strategy consists of leveraging the investment we have already made in our curriculum and learning system to serve adjacent markets and to diversify our risk profile. This strategy consists of the following components:

Increase Enrollments at Existing Virtual Public Schools and Hybrid Schools. In the 2011-12 school year, we will manage virtual public schools or hybrid schools in 29 states. We plan to continue to drive increased enrollments at these schools through targeted marketing efforts and referrals. In a number of states where we contract with virtual public schools and hybrid schools, regulations limit student enrollment or enrollment growth. We intend to work with schools, legislators, state departments of education, educators and parents to find solutions that will remove enrollment restrictions and allow access for every child.

                Expand Virtual Public School and Hybrid School Presence into Additional States. The flexibility and comprehensiveness of our learning system allows us to efficiently adapt our curriculum to meet the individual educational standards of any state with minimal capital investment. We will continue to assist states in establishing virtual public schools and hybrid schools and to contract with them to provide our curriculum, online learning platform and related services.

Accelerate Sales to Schools and School Districts. We have increased our distribution capacity to schools and school districts by direct hiring of additional sales representatives, acquiring a sales team through our acquisition of KCDL and acquiring distributor relationships through our acquisition of AEC. We intend to combine these resources to increase sales in this distribution channel.

Add Enrollments in our Private Schools. We currently operate three different online private schools that we believe appeal to a broad range of students and families. We look to drive increased enrollments in these schools by increasing awareness and through targeted marketing programs.

Pursue International Opportunities to Offer Our Learning System. In addition to our Middle East joint venture created in 2008, we believe our investment in Web provides us with a foundation to offer our educational products and services to students in the large and growing Chinese education market. We also believe there is strong worldwide demand for high-quality, online education from U.S. families living abroad, expatriate families and foreign students who seek a U.S.-style of education, and the schools and school systems that serve them in their local market. Our ability to operate virtually is not constrained by the need for a physical classroom or local teachers, which makes our learning system ideal for use internationally.

Develop Additional Channels Through Which to Deliver our Learning System. We plan to evaluate other delivery channels on a routine basis and to pursue opportunities where we believe there is likely to be significant demand for our offering, such as direct classroom instruction, hybrid classroom models, supplemental educational offerings, and individual products packaged and sold directly to parents and students.

Pursue Strategic Partnerships and Acquisitions. We operate a joint venture with Middlebury College to develop online foreign language courses. We intend to pursue additional opportunities with highly-respected partners like Middlebury College where we can be a valued added partner by leveraging our expertise in curriculum development and educational services to serve more students. For example, our partnership with Blackboard Inc. provides our unique developmental math and English courses to students in higher education institutions. We will also continue to pursue acquisitions at attractive valuations that complement our existing educational offering and business capabilities.

Certain Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock and review the section entitled “Risk Factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

•

most of our revenues depend on per pupil funding amounts remaining near the levels existing at the time we execute service agreements with the virtual public schools and hybrid schools we serve. If those funding levels are materially reduced due to economic conditions or political opposition, new restrictions adopted or payments delayed, our business, financial condition, results of operations and cash flows could be adversely affected;

•

the failure of the virtual public schools and hybrid schools we serve to comply with applicable government regulations could result in a loss of funding and an obligation to repay funds previously received, which could adversely affect our business, financial condition and results of operations;

•

virtual public schools and hybrid schools are relatively new, and enabling legislation therefore is often ambiguous and subject to discrepancies in interpretation by regulatory authorities, which may lead to disputes over our ability to invoice and receive payments for services rendered;

•

the operation of virtual public schools and hybrid schools depends on the maintenance of the authorizing charter and compliance with applicable laws. If these charters are not renewed, our contracts with these schools would be terminated;

•	mergers, acquisitions and joint ventures present many risks, and we may not realize the financial and strategic goals that formed a basis for the transaction; and

•

if student performance falls, if standards of the No Child Left Behind Act (“NCLB”) are not achieved, if teachers or administrators tamper with state test scoring, or if parent and student satisfaction declines, a significant number of students may not remain enrolled in a virtual public school or hybrid school that we serve, or charters may not be renewed, and our business, financial condition and results of operations will be adversely affected.

Our Corporate Information

We were incorporated in Delaware in December 1999. Our principal executive offices are located at 2300 Corporate Park Drive, Herndon, VA 20171. Our telephone number is (703) 483-7000. Our website address is www.K12.com. These are textual references only. We do not incorporate the information on, or accessible through, any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

The Offering

Common stock offered by the selling stockholders	Up to 4,000,000 shares.

Common stock outstanding prior to and after this offering	36,290,874 shares.

Selling Stockholders	All of the shares are being offered by the selling stockholders named herein. See “Selling Stockholders” for more information on the selling stockholders.

Use of proceeds	The selling stockholders are selling all of the shares in this offering. We will not receive any net proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Plan of Distribution	The selling stockholders named in this prospectus, or their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may resell their Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling stockholders, see “Plan of Distribution.”

New York Stock Exchange symbol	“LRN.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

This prospectus covers the offer and sale by the selling stockholders identified in this prospectus of up to 4,000,000 shares of our common stock, $0.0001 par value per share, which we refer to as the “Offering.” We sold an aggregate of 4,000,000 shares of our common stock, or the Shares, par value $0.0001 per share, to the selling stockholders on April 27, 2011, in a private placement that was exempt from the registration requirements of the federal and state securities laws. We refer to this private placement as the “Transaction.” Further information about the Transaction can be found in our current reports on Form 8-K, which were filed with the SEC on April 18 and 29, 2011. We are also registering for resale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

Summary Consolidated Financial Data

We derived the summary consolidated financial data presented below for each of the three years ended June 30, 2009, 2010 and 2011, from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three-month periods ended September 30, 2011 and 2010 and the summary consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2010	2009	2011	2010
	(in thousands)
Consolidated Statement of Operations Data:(1)
Revenues	$522,434	$384,470	$315,573	$193,330	$134,871
Cost and expenses
Instructional costs and services	307,111	222,029	196,976	107,579	75,082
Selling, administrative, and other operating expenses	174,762	117,398	86,683	71,260	50,498
Product development expenses	16,347	9,576	9,575	6,224	3,911

Total costs and expenses	498,220	349,003	293,234	185,063	129,491

Income from operations	24,214	35,467	22,339	8,267	5,380
Interest expense, net	(1,207)	(1,331)	(982)	(221)	(297)

Income before income tax (expense) benefit and noncontrolling interest	23,007	34,136	21,357	8,046	5,083
Income tax (expense) benefit	(11,342)	(13,249)	(9,628)	(3,697)	(2,931)

Net income	11,665	20,887	11,729	4,349	2,152
Add net income attributable to noncontrolling interest	1,127	638	586	251	46
Net income — K12 Inc.	12,792	21,525	12,315	4,600	2,198

Net income (loss) attributable to common stockholders	$12,792	$21,525	$12,315	$4,600	$2,198

Net income (loss) attributable to common stockholders per share:
Basic	$0.37	$0.72	$0.43	$0.12	$0.07
Diluted(2)	$0.37	$0.71	$0.42	$0.12	$0.07
Weighted average shares used in computing per share amounts:
Basic	31,577,758	29,791,973	28,746,188	35,629,836	30,343,696
Diluted(2)	32,114,761	30,248,683	29,639,974	35,954,075	30,805,106

Other Data:
Net cash provided by (used in) operating activities	$67,213	54,680	(9,355)	(34,961)	(4,839)
Net cash provided by (used in) investing and financing activities	$44,107	$(22,390)	$(12,866)	$(24,748)	$(14,564)
Depreciation and amortization	$42,934	25,761	20,835	12,992	9,392
Stock-based compensation expense	$9,466	5,934	2,790	2,194	3,413

EBITDA(3)	$67,148	$61,228	$43,174	$21,259	$14,772

Capital Expenditures:
Capitalized curriculum development costs	$18,086	$13,904	$13,931	$3,706	$3,208
Purchases of property, equipment and capitalized software development costs	$29,563	$10,357	$13,939	$4,911	$8,561
New capital lease obligations(4)	$15,645	$12,194	$16,044	$14,305	10,385

Total capital expenditures	$63,294	$36,455	$43,914	$22,922	22,154

	As of June 30,			As of September 30,
	2011	2010	2009	2011
	(in thousands)
Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	$193,099	$81,751	$49,461	$133,472
Total assets	$582,095	$307,882	$240,676	$662,316
Total short-term debt	$13,357	$12,247	$11,274	$16,217
Total long-term obligations	$10,851	$8,365	$11,128	$17,633
Total K12 Inc. stockholders’ equity (deficit)	$448,621	$221,851	$182,286	$456,452
Working capital	$264,447	$149,344	$111,048	$259,895

(1)	The Company has completed several strategic transactions during the periods presented which are discussed elsewhere in this prospectus. In an effort to provide enhanced comparability of the financial data, the Company has provided the following summary of the more significant transactions by the period in which they were consummated:

•	Year ended June 30, 2010—includes the formation of Middlebury Interactive Languages;

•	Year ended June 30, 2011—includes the acquisitions of KCDL, AEC, and IS Berne, as well as the Company’s investment in Web; and

•

Three months ended September 30, 2011—includes the purchase of certain K-12 assets and Insight School management contracts (Kaplan/Insight Assets) of Kaplan Virtual Education, a subsidiary of Kaplan, Inc.

(2)	Diluted net income per common share reflects net income allocated to the 2,750,000 non-voting shares of the Series A Special Stock issued in the acquisition of KCDL in July 2010. These shares are eligible to convert into common stock on a one-for-one basis. If these shares had been converted, issued and outstanding for the year ended June 30, 2011, they would have increased our total dilutive shares outstanding by 8.6%.

(3)	EBITDA consists of net income (loss), plus net interest expense, income tax expense (benefit), depreciation and amortization and minus noncontrolling interest charges. Interest expense primarily consists of interest expense for capital leases, long-term and short-term borrowings. We use EBITDA in addition to income from operations and net income as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, tax payments, interest payments, or other working capital.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. Our management uses EBITDA:

•	as an additional measurement of operating performance because it assists us in comparing our performance on a consistent basis;

•

in presentations to the members of our Board of Directors to enable our Board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry; and,

•	On an adjusted basis in determining compliance with the terms of our credit agreement.

The following table provides a reconciliation of net income to EBITDA:

	Year Ended June 30,			Three Months Ended September 30,
	2011	2010	2009	2011	2010
	(in thousands)
Net income-K12 Inc.	$12,792	$21,525	$12,315	$4,600	$2,198
Interest expense, net	1,207	1,331	982	221	297
Income tax expense	11,342	13,249	9,628	3,697	2,931
Depreciation and amortization	42,934	25,761	20,835	12,992	9,392
Noncontrolling interest	(1,127)	(638)	(586)	(251)	(46)

EBITDA	$67,148	$61,228	$43,174	$21,259	$14,772

(4)	New capital lease obligations are primarily for student computers and related equipment.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information included in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and liquidity could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The following is a summary of all the material risks known to us; however, additional risks that we believe to be immaterial could also impair our business.

Risks Related to Government Funding and Regulation of Public Education

Most of our revenues depend on per pupil funding amounts remaining near the levels existing at the time we execute service agreements with the virtual public schools and hybrid schools we serve. If those funding levels are materially reduced due to economic conditions or political opposition, new restrictions adopted or payments delayed, our business, financial condition, results of operations and cash flows could be adversely affected.

The public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business is primarily dependent upon those funds. Budget appropriations for education at all levels of government are determined through the political process, which may also be affected by conditions in the economy at large, such as the current severe recession in the U.S. that began in 2008 and persists, and by budgetary pressures experienced by state and local governments. As a result, funding for the virtual public schools and hybrid schools we serve has and may continue to decline. The political process and general economic conditions create a number of risks that could have an adverse affect on our business including the following:

•

Legislative proposals can and have resulted in budget or program cuts for public education, including the virtual public schools, hybrid schools and school districts we serve, and therefore have reduced and could potentially limit or eliminate the products and services those schools purchase from us, causing our revenues to decline. From time to time, proposals are introduced in state legislatures that single out virtual public schools and hybrid schools for disparate treatment. For example, in 2011, the Governor of Arizona proposed significant cuts in the state education budget for Arizona Online Instruction (“AOI”) that would have impacted the per pupil funding for the Arizona Virtual Academy. The proposed AOI funding cuts were not enacted in the final version of the budget that was passed by the Arizona legislature due to public demand to maintain the quality of the AOI program. Other examples include laws that alter eligibility and attendance criteria or other funding conditions that could decrease our revenues and limit our ability to grow.

•

Economic conditions could reduce state education funding for all public schools, and could be disproportionate for the virtual public schools and hybrid schools we serve. Our annual revenue growth is impacted by changes in federal, state and district per enrollment funding levels. Due to the budgetary problems arising from the economic recession, many states have reduced per enrollment funding for public education affecting many of the public schools we serve. While the American Recovery and Reinvestment Act of 2009 and Education Jobs and Medicaid Assistance Act of 2010 have provided additional federal funds to states, they have not fully offset the state funding reductions. Our financial results reflect the state funding reductions, federal funds provided, and expense reductions that we undertook in order to mitigate the impact of these budget constraints. Notwithstanding this additional aid, net reductions in school funding have negatively affected both revenue and income for our last three fiscal years. At this time, many states still have budgetary issues. The specific level of federal, state and district funding for the coming years is not yet known, and taken as a whole, it is reasonable to believe that a number of the public schools we serve could experience lower per enrollment funding in the future.

•

As a public company, we are required to file periodic financial and other disclosure reports with the SEC. This information may be referenced in the legislative process, including budgetary considerations, related to the funding of alternative public school options, including virtual public schools and hybrid schools. The disclosure of this information by a for-profit education company, regardless of parent satisfaction and student academic achievement, may nonetheless be used by opponents of virtual public schools and hybrid schools to propose funding reductions.

•

From time to time, government funding to schools is not provided when due, which sometimes causes the affected schools to delay payments to us for our products and services. These payment delays have occurred in the past and can deprive us of significant working capital until the matter is resolved, which could hinder our ability to implement our growth strategies and conduct our business. In 2009, for example, the Pennsylvania Department of Education (“PDE”) withheld monthly payments for the Agora Cyber Charter School for products and services we provided as a subcontractor due to the PDE’s investigation of the Agora Board of Trustees’ compliance with its charter, even though the PDE had no complaints against us. The PDE subsequently paid to us all amounts that had been withheld.

The poor performance or misconduct by operators of other virtual public schools, public school district virtual leaning programs or hybrid schools could tarnish the reputation of all the school operators in our industry, which could have a negative impact on our business.

As a non-traditional form of public education, virtual school and hybrid school operators will be subject to scrutiny, perhaps even greater than that applied to traditional public schools or charter schools. Not all virtual public school, school district virtual learning program or hybrid school operators will have successful academic programs or operate efficiently, and new entrants may not perform well either. Such underperforming operators could create the impression that virtual schooling is not an effective way to educate students, whether or not our learning system achieves solid performance. Moreover, some virtual school and hybrid school operators have been subject to governmental investigations alleging the misuse of public funds or financial irregularities. These allegations have attracted significant adverse media coverage and have prompted legislative hearings and regulatory responses. Although these investigations have focused on specific companies and individuals, or even entire industries in the case of misleading practices by for-profit higher education companies, they may negatively impact public perceptions of virtual public school, school district virtual learning program or hybrid school providers generally, including us. The precise impact of these negative public perceptions on our current and future business is difficult to discern, in part because of the number of states in which we operate and the range of particular malfeasance or performance issues involved. We have incurred significant lobbying costs in several states advocating against harmful legislation which, in our opinion, was aggravated by negative media coverage of particular virtual school or hybrid school operators. If these few situations, or any additional misconduct, cause all virtual public school, school district virtual learning program and hybrid school providers to be viewed by the public and/or policymakers unfavorably, we may find it difficult to enter into or renew contracts to operate virtual or hybrid schools. In addition, this perception could serve as the impetus for more restrictive legislation, which could limit our future business opportunities. Finally, as we seek to provide online courses and supporting systems to higher education institutions, allegations of abuse of federal financial aid funds and other statutory violations against for-profit higher education companies, could negatively impact our opportunity to succeed in this market through increased regulation and decreased demand.

Opponents of virtual public schools and hybrid schools have sought to challenge the establishment and expansion of such schools through the judicial process. If these interests prevail, it could damage our ability to sustain or grow our current business or expand in certain jurisdictions.

We have been, and will likely continue to be, subject to lawsuits filed against virtual public schools and hybrid schools by those who do not share our belief in the value of this form of public education. Whether or not we are a named party to these lawsuits, legal claims have involved challenges to the constitutionality of authorizing statutes, methods of instructional delivery, funding provisions and the respective roles of parents and teachers. For example, in Illinois v. Chicago Virtual Charter School, 06 CH 20955 (Cook County) (July 11, 2009), the Chicago Teacher’s Union and other plaintiffs claimed that the instructional model of the Chicago Virtual Charter School violated the prohibition against home-based charter schools under Illinois law. The Court did not agree and dismissed the claims on summary judgment. Most recently, in May 2011, the Georgia Supreme Court ruled in Gwinnett County School District v. Cox et al. (Case No. S10A1773) that the Georgia State legislature exceeded its authority by creating a commission to authorize public charter schools that compete with local public school districts. Although the Georgia Cyber Academy (“GCA”) online charter school we serve was established under a different charter school statute that was not at issue in the case, a potential increase in funding for students who attend GCA was negatively affected.

The failure of the virtual public schools and hybrid schools we serve to comply with applicable government regulations could result in a loss of funding and an obligation to repay funds previously received, which could adversely affect our business, financial condition and results of operations.

Once authorized by law, virtual public schools and hybrid schools are generally subject to extensive regulation. These regulations cover specific program standards and financial requirements including, but not limited to: (i) student eligibility standards; (ii) numeric and geographic limitations on enrollments; (iii) prescribed student:teacher ratios and teacher funding allocations from per pupil funding; (iv) state-specific curriculum requirements; and (v) restrictions on open-enrollment policies by and among districts. State and federal funding authorities conduct regular program and financial audits of virtual public schools and hybrid schools, including the virtual public schools and hybrid schools we serve, to ensure compliance with applicable regulations. If a virtual public school or hybrid school we serve is found to be noncompliant, it can be barred from receiving additional funds and could be required to repay funds received during the period of non-compliance, which could impair that school’s ability to pay us for services in a timely manner, if at all. Additionally, the indemnity provisions in our standard service agreements with virtual public schools and hybrid schools may require us to return any contested funds on behalf of the school. For example, a School Year 2006-07 audit of a fully-managed virtual school we serve in Washington State involved the quality of documentation, and interpretation of the rules governing such documentation, maintained by the school district for statewide enrollments and student-teacher contacts. Without any admissions of liability the audit was concluded in November 2010 with the school district agreeing to reimburse the state for a significantly-reduced portion of the originally disputed amount to be paid over a period of four years. Pursuant to our management agreement, we agreed to indemnify the school district for these payments.

Virtual public schools and hybrid schools are relatively new, and enabling legislation therefore is often ambiguous and subject to discrepancies in interpretation by regulatory authorities, which may lead to disputes over our ability to invoice and receive payments for services rendered.

Statutory language providing for virtual public schools and hybrid schools is sometimes interpreted by regulatory authorities in ways that may vary from year to year making compliance subject to uncertainty. More issues normally arise during our first few school years of doing business in a state because the enabling legislation often does not address specific issues, such as what constitutes proper documentation for enrollment eligibility in a virtual school or hybrid school. We normally work through these issues and come to an agreement with the regulatory authorities on these details, although from time to time, there are changes to the regulators’ approach to determining the eligibility of virtual public school or hybrid school students for funding purposes. Another example may be differing interpretations on what constitutes a student’s substantial completion of a semester in a public school. These regulatory uncertainties may lead to disputes over our ability to invoice and receive payments for services rendered, which could adversely affect our business, financial condition and results of operations.

The operation of virtual public schools and hybrid schools depends on the maintenance of the authorizing charter and compliance with applicable laws. If these charters are not renewed, our contracts with these schools would be terminated.

In many cases, virtual public schools and hybrid schools operate under a charter that is granted by a state or local authority to the charter holder, such as a community group or an established not-for-profit corporation, which typically is required by state law to qualify for student funding. In fiscal year 2011, approximately 85% of our revenues were derived from virtual public schools and hybrid schools operating under a charter. The service agreement for these schools is with the charter holder or the charter board. Non-profit charter schools qualifying for exemption from federal taxation under Internal Revenue Code Section 501(c)(3) as charitable organizations must also operate in accordance with Internal Revenue Service rules and policies to maintain that status and their funding eligibility. In addition, all state charter school statutes require periodic reauthorization. While none of the virtual public schools or hybrid schools we serve have failed to maintain their authorizing charter, if a virtual public school or hybrid school we serve fails to maintain its tax-exempt status and funding eligibility, or if its charter is revoked for non-performance or other reasons that may be due to actions of the independent charter board completely outside of our control, our contract with that school would be terminated. For example, in July 2009, the PDE instituted charter revocation proceedings against the Agora Cyber Charter School based on allegations of charter violations and non-compliance with state charter school and other laws by the independent charter board, even though the PDE had no complaints against us. However, the charter was renewed for five years on June 30, 2010, following PDE approval of a new board and management contract with us.

Actual or alleged misconduct by our senior management and directors would make it more difficult for us to enter into new contracts or renew existing contracts.

If any of our directors, officers, key employees or school officials are accused or found to be guilty of serious crimes, including the mismanagement of public funds, the schools we serve could be barred or discouraged from entering into or renewing service agreements with us. As a result, our business and revenues would be adversely affected.

New laws or regulations not currently applicable to for-profit education companies in the K-12 sector could be enacted and negatively impact our operations and financial results

As the provision of online K-12 public education matures, novel issues may arise that could lead to the enactment of new laws or regulations similar to, or in addition to, laws or regulations applicable to other areas of education and education at different levels. For example, for-profit education companies that own and operate post-secondary colleges depend in significant respect on student loans provided by the federal government to cover tuition expenses, and federal laws prohibit incentive compensation for success in securing enrollments or financial aid to any person engaged in student recruiting or admission activities. In contrast, while students in virtual public K-12 charter schools are entitled to a free public education with no federal or state loans necessary for tuition, similar laws could be enacted that make for-profit management companies serving such schools subject to similar restrictions.

Risks Related to Our Business and Our Industry

Mergers, acquisitions and joint ventures present many risks, and we may not realize the financial and strategic goals that formed the basis for the transaction.

We intensified our corporate development activities in fiscal year 2011 to expand our business, which included our acquisitions of KCDL, AEC, IS Berne, our joint venture with Middlebury College, our investment in Web, our partnership with GWUOHS, and our purchases of the assets of Cardean Learning Group LLC. Additionally, in July 2011 we completed the purchase of certain K-12 assets and Insight School management contracts from Kaplan Virtual Education (“KVE”), a subsidiary of Kaplan, Inc. We expect to continue to pursue and consummate similar transactions in the future using cash, stock, debt, asset contributions or any combination thereof. We may face risks in connection with these or other future transactions, including the possibility that we may not realize the anticipated cost and revenue synergies or further the strategic purpose of any acquisition if our forecasts do not materialize. The pursuit of acquisitions may divert the resources that could otherwise be used to support and grow our existing lines of business. Acquisitions may also create multiple and overlapping product lines that are offered, priced and supported differently, which could cause customer confusion and delays in service. Customers may decline to renew their contracts or the contracts of acquired businesses might not allow us to recognize revenues on the same basis. These transactions may also divert our management’s attention and our ongoing business may be disrupted by acquisition, transition or integration activities. In addition, we may have difficulty separating, transitioning and integrating an acquired company’s systems and the associated costs in doing so may be higher than we anticipate.

There may also be other adverse effects on our business, operating results or financial condition associated with the expansion of our business through acquisitions. We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company or technology, which could result in unexpected accounting treatment, unexpected increases in taxes due or a loss of anticipated tax benefits. Our use of cash to pay for acquisitions may limit other potential uses of our cash, including investment in other areas of our business, stock repurchases, dividend payments and retirement of outstanding indebtedness. If we issue a significant amount of equity for future acquisitions, existing stockholders may be diluted and earnings per share may decrease. We may pay more than the acquired company or assets are ultimately worth and we may have underestimated our costs in continuing the support and development of an acquired company’s products. Our operating results may be adversely impacted by liabilities that we assume from an acquired company or by relationships of an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly, disruptive to our business, or lead to litigation.

We may be unable to obtain required approvals from governmental authorities on a timely basis, if it all, which could, among other things, delay or prevent us from completing a transaction, otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition or have other adverse effects on our current business and operations. We may face contingencies related to intellectual property, financial disclosures and accounting practices or internal controls. Finally, we may not be able to retain key executives of an acquired company.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or several concurrent acquisitions.

We are implementing a new company-wide enterprise resource planning (ERP) system. The implementation process is complex and involves a number of risks that may adversely affect our business and results of operations.

We are currently replacing our multiple legacy business systems at different sites with a new company-wide, integrated enterprise resource planning (“ERP”) system to handle various business, operating and financial processes. The new system will enhance a variety of important functions, such as order entry, invoicing, accounts receivable, accounts payable, financial consolidation and internal and external financial and management reporting matters. ERP implementations are complex and time-consuming projects that involve substantial expenditures on system hardware and software and implementation activities that often continue for several years. Such an integrated, wide-scale implementation also requires transformation of business and financial processes in order to reap the benefits of the ERP system. Significant efforts are required for requirements identification, functional design, process documentation, data conversion, user training and post implementation support. Problems in any of these areas could result in operational issues including delayed billing and accounting errors and other operational issues. System delays or malfunctioning could also disrupt our ability to timely and accurately process and report results of our operations, financial position and cash flows, which could impact our ability to timely complete important business processes such as the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Until the new ERP system is fully implemented, we expect to incur significant additional selling, general and administrative expenses and capital expenditures to implement and test the system, and there can be no assurance that other issues relating to the ERP system will not occur or be identified. Our business and results of operations may be adversely affected if it experiences operating problems and/or cost overruns during the ERP implementation process or if the ERP system and the associated process changes, do not function as expected or give rise to the expected benefits.

We have had a material weakness in internal control surrounding the project management of our new Oracle eBusiness Suite system which delayed the year-end close from being completed in a timely manner. Following the initial Oracle eBusiness Suite system implementation that went live on April 1, 2011, no assurance can be provided that additional problems will not be encountered with the new system, or that planned enhancements and updates will not result in additional material weaknesses in the future. However, the inability going forward to maintain effective internal controls until the Oracle eBusiness Suite system implementation is completed could result in material misstatements and require us to restate our financial statements, cause investors to lose confidence in our ability to report accurate and timely financial information, and have a negative effect on our stock price.

A material weakness was identified relating to project management of a new enterprise-wide financial system (“ERP”) and the resulting effects on the timeliness of our year-end close existed in our internal control over financial reporting. Management assessed the processes surrounding the project management of the ERP implementation and determined that the ERP system implementation plan was insufficiently comprehensive which caused delays and ultimately prevented the year-end close from being completed in a timely manner. Rule 12b-2 and Rule 1-02 of Regulation S-X define a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2011, our disclosure controls and procedures were not effective at a reasonable assurance level.

To address implementation challenges, external resources and Company information technology and accounting staff have been engaged in intensive quality control and checking of the new ERP system, including the interfaces with the multiple accounting systems inherited with our recent acquisitions to perform the year end close and ensure accurate financial reporting. The Company has completed its initial implementation and anticipates future enhancements and updates to the new ERP system.

This control deficiency could have resulted in a material misstatement to the interim consolidated financial statements that would not be prevented or detected as of the initial filing date deadline. Accordingly, management determined that this control deficiency constituted a material weakness as of September 30, 2011.

During the three months ended September 30, 2011, in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act, the effort to remediate the material weakness in our internal control over financial reporting has had a positive effect on our internal control over financial reporting. Management anticipates that these measures and other ongoing enhancements will continue to have a positive impact on our internal control over financial reporting in future periods. Notwithstanding such efforts, the material weakness related to project management of a new ERP system and the resulting effects on the timeliness of our year-end close existed in our internal control over financial reporting described above will not be remediated until the new controls operate for a sufficient period of time and are tested to enable management to conclude that the controls are effective. Management will consider the design and operating effectiveness of these controls and will make any additional changes management determines appropriate.

The existence of a material weakness could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Pursuant to our joint venture agreement with Middlebury College, there is a risk that Middlebury College might exercise its right to require us to purchase its ownership interest in our joint venture at fair market value which could adversely affect our financial condition.

A key provision in our joint venture agreement with Middlebury College is its right, beginning on April 14, 2015 and upon 180 days advance notice, to require us to purchase all, but not a portion of, its ownership interest in our joint venture at fair market value and based on an independent appraisal. We have the right to pay the redemption cost in cash, stock or a combination thereof, at our option. It is uncertain when or whether Middlebury College would elect to exercise this right and therefore, we cannot at this time determine the form of the redemption payment and therefore the exact impact to our financial condition or dilution to shareholders.

If we fail to remain profitable or achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.

The virtual public schools and hybrid schools we serve began enrolling students in the 2001-02 school year. We first achieved positive income from operations in the fiscal year ending June 30, 2006. Prior to that period, we sustained cumulative net losses totaling approximately $90 million. There can be no assurance that we will remain profitable, or that our products and services will achieve further marketplace acceptance. Our marketing efforts may not generate a sufficient number of student enrollments to sustain our business plan; our capital and operating costs may exceed planned levels; and we may be unable to develop and enhance our service offerings to meet the demands of virtual public schools, hybrid schools and students to the extent that such demands and preferences change. For example, the current recession in the U.S. economy has led to lower tax revenues and reductions in state educational budgets which may negatively impact a virtual public school’s offerings and student enrollments. If we are not successful in managing our business and operations, our financial condition and results of operations will be adversely affected.

Regulatory frameworks on the accessibility of technology are continually evolving due to legislative and administrative developments and the rapid evolution of technology, which could result in increased product development costs and compliance risks.

Our online curriculum is made available to students through computers and other display devices connected to the Internet. This curriculum includes a combination of software applications that include graphics, pictures, videos, animations, sounds, and interactive content that present challenges to people with disabilities. A number of states have considered or are considering how electronic and information technology procured with state funds should be made accessible to persons with such disabilities. To the extent they enact laws and regulations to require greater accessibility, we might have to modify our curriculum offerings to satisfy those requirements. In addition, to the extent that we enter into federal government contracts, similar requirements could be imposed on us under Section 508 of the Rehabilitation Act of 1974. We expect that we will continue to modify and improve our curriculum so that it can be made available to the widest audience possible. However, if requirements or technology evolves in such a way as to accelerate or alter the need to make all curriculum accessible, we could incur significant product development costs on an accelerated basis. A failure to meet required accessibility needs could also result in loss or termination of significant contracts or in potential legal liability.

The schools we contract with and serve are governed by independent governing bodies that may shift their priorities or change objectives in ways adverse to us, or react negatively to acquisitions or other transactions.

We contract with and provide a majority of our products and services to virtual public schools and hybrid schools governed by independent boards or similar governing bodies. While we typically share a common objective at the outset of our business relationship, over time our interests could diverge, such as may result from an acquisition that includes another online public school that seeks to enroll students from the same geographic territory. If these independent boards of the schools we serve subsequently shift their priorities or change objectives, and as a result reduce the scope or terminate their relationship with us, our ability to generate revenues would be adversely affected if an alternative virtual public school or hybrid school we serve is not available to enroll the affected students.

Our contracts with the virtual public schools and hybrid schools we serve are subject to periodic renewal, and each year several of these agreements are set to expire. If we are unable to renew several such contracts or if a single significant contract expires during a given year, our business, financial condition, results of operations and cash flow could be adversely affected.

We have contracts to provide our full range of products and services to virtual public schools and hybrid schools in 29 states and the District of Columbia. Several of these contracts are scheduled to expire in any given year. For example, such contracts in four states are scheduled to expire in fiscal year 2012 although the contracts in two of those four states are annual contracts that contain automatic renewal provisions. We usually begin to engage in renewal negotiations during the final year of these contracts. In order to renew these contracts, we have to enter into negotiations with the independent boards of these virtual public schools and hybrid schools. Historically we have been successful in renewing these contracts, but such renewals typically contain revised terms, which may be more or less favorable than the terms of the original contract. For example, a school in Pennsylvania reduced the term of its contract from five years to three years when renewing its contract in 2006, but when renewing again in 2009, extended the term to 10 years. Similarly, a school in Colorado increased the term of its contract from five years to 10 years upon renewal in 2010 and a school in Arizona increased the term of its contract from five years to 20 years upon renewal in 2010. While we have no reason to believe that schools with valid charters will not continue to renew their contracts upon expiration, we recognize that each renegotiation is unique and, if we are unable to renew several such contracts or one significant contract expiring during a given year, or if such renewals have significantly less favorable terms than existing contracts, or an underlying charter is revoked or not renewed, our business, financial condition, results of operations and cash flow could be adversely affected.

We generate significant revenues from two virtual public schools, and the termination, revocation, expiration or modification of our contracts with these virtual public schools could adversely affect our business, financial condition and results of operation.

During the three months ended September 30, 2011, we had contracts with two schools that represented approximately 7% and 9% of revenues. During the three months ended September 30, 2010, we had contracts with two schools that each individually represented approximately 12% of revenues. If our contracts with any of these virtual public schools are terminated, the charters to operate any of these schools are not renewed or are revoked, enrollments decline substantially, funding is reduced or more restrictive legislation is enacted, our business, financial condition and results of operations could be adversely affected.

Highly qualified teachers are critical to the success of our learning system. If we are not able to continue to recruit, train and retain quality certified teachers, our curriculum might not be effectively delivered to students, compromising their academic performance and our reputation with the virtual public schools and hybrid schools we serve. As a result, our brand, business and operating results may be adversely affected.

Effective teachers are critical to maintaining the quality of our learning system and assisting students with their daily lessons. Teachers in virtual public schools and hybrid schools must be state certified and have strong interpersonal communications skills to be able to effectively instruct students in a virtual school setting. They must also possess the technical skills to use our technology-based learning system. There is a limited pool of teachers with these specialized attributes and the virtual public schools and hybrid schools we serve must provide competitive compensation packages to attract and retain such qualified teachers.

The teachers in most virtual public schools and hybrid schools we serve are not our employees and the ultimate authority relating to those teachers resides with the governing body overseeing the schools. However, under many of our service agreements with virtual public schools and hybrid schools, we have responsibility to recruit, train and manage these teachers. We must also provide continuous training to virtual public school and hybrid school teachers so that they can stay abreast of changes in student demands, academic standards and other key trends necessary to teach online effectively. We may not be able to recruit, train and retain enough qualified teachers to keep pace with our growth while maintaining consistent teaching quality in the various virtual public schools and hybrid schools we serve. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, would have an adverse effect on our business.

If student performance falls, if NCLB standards are not achieved, if teachers or administrators tamper with state test scoring, or if parent and student satisfaction declines, a significant number of students may not remain enrolled in a virtual public school or hybrid school that we serve, or charters may not be renewed, and our business, financial condition and results of operations will be adversely affected.

The success of our business depends on a family’s decision to have their child continue his or her education in a virtual public school or hybrid school that we serve. This decision is based on many factors, including student achievement and parent and student satisfaction. Students may perform significantly below state averages or the virtual public school or hybrid school may fail to meet the standards of NCLB. Not all of the virtual public schools and hybrid schools we serve meet the Adequate Yearly Progress (“AYP”) requirements of NCLB, as large numbers of new enrollments from students underperforming in traditional schools can lower overall results or the underperformance of any one subgroup can lead to the entire school failing to achieve AYP, although serving this at-risk segment is an important aspect of our mission to educate any child regardless of circumstance. We expect that, as our enrollments increase and the portion of students that have not used our learning system for multiple years increases, the average performance of all students using our learning system may decrease, even if the individual performance of other students improves over time. This effect may also be exacerbated if students enrolled in schools that we acquire are predominately below state proficiency standards. Moreover, Congress may amend the NCLB statute in ways that positively or negatively impact the schools we serve. Students in the virtual public schools and hybrid schools we serve are required to periodically complete standardized state testing and the results of this testing has an impact on teacher compensation and school funding. Furthermore, if a school experiences repeated poor standardized test results, the NCLB requires that a series of escalating remediation actions must be taken at the school, ultimately leading to closure of the school if the remediation actions are not successful. Further, teachers or school administrators may engage in altering student test scores in order to achieve these objectives and avoid the consequences of failing to meet AYP or state proficiency standards. Finally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and energy necessary to complete our curriculum. A student’s satisfaction may also suffer if his or her relationship with the virtual public school or hybrid school teacher does not meet expectations. If a student’s performance or satisfaction declines, students may decide not to remain enrolled in a virtual public school or hybrid school that we serve and our business, financial condition and results of operations will be adversely affected.

We plan to create new products, expand distribution channels, and pilot innovative educational programs to enhance academic performance. If we are unable to effectively manage these initiatives or they fail to gain acceptance, our business, financial condition, results of operations and cash flows would be adversely affected.

As we create and acquire new products and distribution channels, expand our existing customer base and pilot new educational programs, we expect to face challenges distinct from those we currently encounter, including:

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our development of public hybrid schools and individualized learning centers (also known as “Flex schools”) will produce different operational challenges than those we currently encounter. In addition to the online component, these schools may require us to lease facilities for classrooms, staff classrooms with teachers, provide meals and kitchen facilities, adhere to local safety and fire codes, purchase additional insurance and fulfill many other responsibilities;

•

our further expansion into international markets may require us to conduct our business differently than we do in the United States or in existing countries. For example, we acquired a traditional private school in Switzerland and made a strategic investment in an English language learning company in China. Additionally, we may have difficulty training and retaining qualified teachers or generating sufficient demand for our products and services in international markets. International opportunities will also produce different operational, tax and currency challenges than those we currently encounter;

•	our use of our curriculum in classrooms will produce challenges with respect to adapting our curriculum for effective use in a traditional classroom setting;

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our entry into the operation of traditional or brick and mortar schools, as well as Flex schools used on a full-time basis by students accessing our curriculum online under the supervision of certified teachers and supporting instructors, will necessitate different management skills and present additional risks compared to those in our core virtual public school business;

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our online private school business is dependent on a tuition-based financial model and may not be able to enroll a sufficient number of students over time to achieve long-run profitability or deliver a high level of customer satisfaction.

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our participation in summer foreign language instruction camps through MIL could generate new legal liabilities and financial consequences associated with our responsibility for students housed on leased college campuses on a 24-hour basis over the duration of the camp; and

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our continual efforts to innovate and pilot new programs to enhance student learning may not always succeed or may encounter unanticipated opposition, such as what we experienced in 2008 in connection with a limited pilot to outsource essay reviews overseas, which we thereafter discontinued.

Our failure to manage these new distribution channels, or any new distribution channels we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.

Increasing competition in the market segments that we serve could lead to pricing pressures, reduced operating margins, loss of market share, departure of key employees and increased capital expenditures.

We face varying degrees of competition from several discrete education providers because our learning system integrates all the elements of the education development and delivery process, including curriculum development, textbook publishing, teacher training and support, lesson planning, testing and assessment, and school performance and compliance management. We compete with companies that provide online curriculum and support services to K-12 virtual public schools and hybrid schools. We also compete with public school districts that offer K-12 online programs of their own or in partnership with other online curriculum vendors, with traditional charter schools, and with online private schools. Additionally, for-profit post-secondary and supplementary education providers have entered this space and offer online school curriculum and services in competition with us. In certain jurisdictions and states where we currently serve virtual public schools and hybrid schools, we expect intense competition from such competitors and by new entrants. Our competitors may adopt similar curriculum delivery, school support and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. If we are unable to successfully compete for new business, win and renew contracts or maintain current levels of academic achievement, our revenue growth and operating margins may decline. Price competition from our current and future competitors could also result in reduced revenues, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

We may also face competition from publishers of traditional educational materials that are substantially larger than we are and have significantly greater financial, technical and marketing resources, and may enter the field through acquisitions and mergers. As a result, they may be able to devote more resources and move quickly to develop products and services that are superior to our platform and technologies. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete. These new and well-funded entrants may also seek to attract our key executives as employees based on their acquired expertise in virtual education where such specialized skills are not widely available.

Our future success will depend in large part on our ability to maintain a competitive position with our curriculum and our technology, as well as our ability to increase capital expenditures to sustain the competitive position of our product and retain our talent base. We cannot assure you that we will have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively.

If demand for increased options in public schooling does not continue or if additional jurisdictions do not authorize or adequately fund virtual public schools or hybrid schools, our business, financial condition and results of operations could be adversely affected.

Over the previous three fiscal years, we entered into service agreements for fully-managed virtual public schools and hybrid schools in 8 new states bringing our total to 29 states and the District of Columbia for the 2011-12 school year. If the demand for virtual public schools or hybrid schools does not increase, if additional jurisdictions do not authorize new virtual public schools, if enrollment caps are not removed or raised, or if the funding of such schools is inadequate, our business, financial condition and results of operations could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months in a fiscal quarter that our virtual public schools and hybrid schools are fully operational and serving students. In the typical academic year, our first and fourth fiscal quarters have fewer than three full months of operations, whereas our second and third fiscal quarters will have three complete months of operations. We ship learning kits to students in the beginning of the school year, our first fiscal quarter, generally resulting in higher learning kit revenues and margins in the first fiscal quarter relative to the other quarters. In aggregate, the seasonality of our revenues has generally produced higher revenues in the first quarter of our fiscal year.

Our operating expenses are also seasonal. Instructional costs and services increase in the first fiscal quarter primarily due to the costs incurred to ship learning kits at the beginning of the school year. These instructional costs may increase significantly quarter-to-quarter as school operating expenses increase. The majority of our selling and marketing expenses are incurred in the first and fourth fiscal quarters, as our primary enrollment season is July through September.

We expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our cash flow. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Our revenues are based in part on our estimate of the total funds each school will receive in a particular school year and our estimate of the full year expenses to be incurred by each school. As a result, differences between our quarterly estimates and the actual funds received and expenses incurred could have an adverse impact on our results of operations and cash flows.

We recognize revenues from certain of our fees ratably over the course of our fiscal year. To determine the pro rata amount of revenues to recognize in a fiscal quarter, we estimate the total funds each school will receive in a particular school year. Additionally, we take responsibility for any operating expenses incurred at most of the virtual public schools and hybrid schools we serve. Because these expenses may impair our ability to collect the full amount invoiced in a period and therefore collection cannot reasonably be assured, we reduce revenues by the estimated pro rata amount of the school operating loss. We review our estimates of total funds and operating expenses periodically, and we revise as necessary, amortizing any adjustments over the remaining portion of the fiscal year. Actual school funding received and school operating expenses incurred may vary from our estimates or revisions and could adversely impact our results of operation and cash flows.

The continued development of our product and service brands is important to our business. If we are not able to maintain and enhance these brands, our business and operating results may suffer.

Enhancing brand awareness is critical to attracting and retaining students, and for serving additional virtual public schools, hybrid schools, school districts and online private schools and we intend to spend significant resources to accomplish that objective. These efforts include sales and marketing directed to targeted locations as well as the national marketplace, discreet student populations, the educational community at large, key political groups, image-makers and the media. We believe that the quality of our curriculum and management services has contributed significantly to the success of our brands. As we continue to increase enrollments and extend our geographic reach and product and service offerings, maintaining quality and consistency across all of our services and products may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our brands. We cannot provide assurances that our new sales and marketing efforts will be successful in further promoting our brands in a competitive and cost effective manner. If we are unable to further enhance our brand recognition and increase awareness of our products and services, or if we incur excessive sales and marketing expenses, our business and results of operations could be adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patent, trademarks, trade secrets, copyrights, domain names and other intellectual property rights are important assets for us. For example, we have been granted two patents relating to the hardware and network infrastructure of our online school, including the system components for creating and administering assessment tests and our lesson progress tracker and two patents related to foreign language instruction. Additionally, we are the copyright owner of the courses comprising our proprietary curriculum.

Various events outside of our control pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Although we seek to obtain patent protection for our innovations, it is possible that we may not be able to sufficiently protect some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. This secrecy could be compromised by outside parties, or by our employees or former employees, intentionally or accidentally, which would cause us to lose the competitive advantage resulting from these trade secrets. Third parties may acquire domain names that are substantially similar to our domain names leading to a decrease in the value of our domain names and trademarks and other proprietary rights.

Lawsuits against us alleging infringement of the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages or royalty payments and could limit our ability or increase our costs to use certain technologies in the future.

Companies in the Internet, technology, education, curriculum and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Regardless of the merits, intellectual property claims are time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expenses.

We may be subject to legal liability resulting from the actions of third parties, including independent contractors, business partners, or teachers, which could cause us to incur substantial costs and damage our reputation.

We may be subject, directly or indirectly, to legal claims associated with the actions of or filed by our independent contractors, business partners or teachers. In the event of accidents or injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for their injuries. Additionally, we could face claims alleging that our independent curriculum contractors or teachers infringed the intellectual property rights of third parties. A liability claim against us or any of our independent contractors, business partners, or teachers could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of management.

Unauthorized disclosure or manipulation of student, teacher and other sensitive data, whether through breach of our network security or otherwise, could expose us to costly litigation or could jeopardize our contracts with virtual public schools or hybrid schools.

Maintaining our network security and internal controls over access rights is of critical importance because our Student Administration Management System (“SAMS”) stores proprietary and confidential student and teacher information, such as names, addresses, and other personal information. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate SAMS.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, third parties may receive or be able to access student records and we could be subject to liability or our business could be interrupted. Penetration of our network security could have a negative impact on our reputation and could lead virtual public schools, hybrid schools and parents to choose competitive offerings. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches. Additionally, we run the risk that employees or vendors could illegally disclose confidential educational information.

We rely on the Internet to enroll students and to deliver our products and services to children, which exposes us to a growing number of legal risks and increasing regulation.

We collect information regarding students during the online enrollment process, and a significant amount of our curriculum content is delivered over the Internet. As a result, specific federal and state laws that could have an impact on our business include the following:

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the Children’s Online Privacy Protection Act, which restricts the distribution of certain materials deemed harmful to children and imposes additional restrictions on the ability of online companies to collect personal information from children under the age of 13;

•	the Family Educational Rights and Privacy Act, which imposes parental or student consent requirements for specified disclosures of student information, including online information;

•	the Communications Decency Act, which provides website operators immunity from most claims arising from the publication of third-party content; and

•	numerous state cyberbullying laws which require schools to adopt policies on harassment through the Internet or other electronic communications.

In addition, the laws applicable to the Internet are still developing. These laws impact pricing, advertising, taxation, consumer protection, quality of products and services, and are in a state of change. New laws may also be enacted, which could increase the costs of regulatory compliance for us or force us to change our business practices. As a result, we may be exposed to substantial liability, including significant expenses necessary to comply with such laws and regulations.

System disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain virtual public schools, hybrid schools, school district customers, parents and students. Any sustained system error or failure, or a denial of service attack, could limit our users’ access to our online learning systems, and therefore, damage our ability to generate revenues or provide sufficient documentation to comply with state laws requiring proof that students completed the required number of hours of instruction. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures.

We utilize a single logistics vendor for the management, receiving and shipping of all of our learning kits and printed educational materials. In addition, we utilize another vendor for the reclamation and redeployment of our student computers. Both of these partnerships depend upon execution on the part of us and the vendors. Any material failure to execute properly for any reason, including damage or disruption to either of the vendor’s facilities would have an adverse effect on our business, financial condition and results of operations.

Substantially all of the inventory for our learning kits and printed materials is located in one warehouse facility operated by a third-party logistics vendor which handles receipt, assembly, and shipping of all physical learning materials. If this logistics vendor were to fail to meet its obligations to deliver learning materials to students in a timely manner, or if such shipments are incomplete or contain assembly errors, our business and results of operations could be adversely affected. In addition, we provide computers for a substantial number of our students. Execution or merger integration failures which interfere with the reclamation or redeployment of computers may result in additional costs. Furthermore, a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from May through September when we have received most of the curriculum materials for the school year and have not yet shipped such materials to students, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory items were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

Any significant interruption in the operations of our data centers could cause a loss of data and disrupt our ability to manage our network hardware and software and technological infrastructure.

We host our products and serve all of our students from third-party data center facilities. Our risk mitigation plan, which is now underway and includes the opening of a second data center, may not be able to prevent a significant interruption in the operation of this facility or the loss of school and operational data due to a natural disaster, fire, power interruption, act of terrorism or other unanticipated catastrophic event. Any significant interruption in the operation of this facility, including an interruption caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing the expansions or upgrades, could reduce our ability to manage our network and technological infrastructure, which could result in lost sales, enrollment terminations and impact our brand reputation.

Additionally, we do not control the operation of this facility and must rely on a third-party to provide the physical security, facilities management and communications infrastructure services related to our data center. Although we believe we would be able to enter into a similar relationship with another third-party should this relationship fail or terminate for any reason, our reliance on a third-party vendor exposes us to risks outside of our control. If this third-party vendor encounters financial difficulty such as bankruptcy or other events beyond our control that causes it to fail to secure adequately and maintain its hosting facilities or provide the required data communications capacity, students of the virtual public schools and hybrid schools we serve may experience interruptions in our service or the loss or theft of important customer data.

Any significant interruption in the operations of our call center could disrupt our ability to respond to service requests and process orders and to deliver our products in a timely manner.

Our primary call center operations are housed in three facilities, one in each of Virginia and Pennsylvania and also through a vendor located in Kentucky. To mitigate operating risk in certain high volume queues, we have the ability to reroute calls to other facilities if a certain facility is unable to temporarily service calls. This plan may not be able to prevent a significant interruption in the operation of any of the facilities due to natural disasters, accidents, failures of our fulfillment provider. However, we have the ability to respond to a service interruption to lessen its impact on customers. Any significant interruption in the operation of any primary facility, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to respond to service requests, receive and process orders and provide products and services, which could result in lost and cancelled sales, and damage to our brand reputation.

Capacity limits on some of our technology, transaction processing systems and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems in a timely manner to meet significant unexpected increased demand.

As the number of schools we serve increases and our student base grows, the traffic on our transaction processing systems and network hardware and software will rise. We may be unable to accurately project the rate of increase in the use of our transaction processing systems and network hardware and software. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate significant unexpected increased use. If we are unable to appropriately upgrade our systems and network hardware and software in a timely manner, our operations and processes may be temporarily disrupted.

We may be unable to keep pace with changes in technology as our business and market strategy evolves.

We will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.

We may be unable to attract and retain skilled employees.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business. If any of these employees leave us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected.

Our success also depends on our having highly trained financial, technical, recruiting, sales and marketing personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing products and services, ensure full compliance with federal and state regulations, launch new product offerings and would have an adverse effect on our business and financial results.

We may not be able to effectively manage our growth, which could impair our ability to operate profitably.

We have experienced significant expansion since our inception. This has sometimes strained our managerial, operational, financial and other resources, and this situation could be exacerbated as we pursue more acquisitions, develop new distribution channels and create new offerings. Moreover, a substantial increase in our enrollment or the addition of new schools in a short period of time could further strain our current resources and increase capital expenditures, without an immediate increase in revenues. Our failure to successfully manage our growth in a cost efficient manner, or add and retain personnel to adequately support our growth could disrupt our business and decrease profitability.

We may need additional capital in the future, but there is no assurance that funds will be available on acceptable terms.

We may need to raise additional funds in order to achieve growth or fund other business initiatives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise funds may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures will be limited.

Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.

The curriculum offerings and approach to individualized learning are based on the structured delivery, clarification, verification and practice of lesson subject matter. Our goal is to make students proficient at the fundamentals, promote annual growth in learning achievement and instill confidence in a subject prior to confronting new and complex concepts. While our curriculum is aligned with state standards in the jurisdictions where we manage virtual public schools and hybrid schools and these schools offer accredited diplomas, this approach is not accepted by all academics and educators, who may favor less formalistic methods. Accordingly, some academics and educators are opposed to the principles and methodologies associated with our approach to learning, and have the ability to negatively influence the market for our products and services.

Although we do not currently transact a material amount of business in a foreign country, we intend to continue our expansion into international markets, which will subject us to additional economic, operational, legal and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

We are engaged in growing our international business in a manner that will leverage our current product and service offerings. We have invested $10 million to acquire a 20% ownership interest in Web and purchased the right to operate IS Berne. The addition of international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced revenues and increased operating expenses;

•	potentially longer payment and sales cycles;

•	difficulty in collecting accounts receivable;

•	the effect of applicable foreign tax structures or taxes that may be duplicative of those imposed in the United States, notwithstanding steps we have taken to address such matters;

•	tariffs and trade barriers;

•	general economic and political conditions in each country, including nationalization of property owned or investments we have made;

•	inadequate intellectual property protection in foreign countries;

•	uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	the difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act and Treasury regulations; and

•	unexpected changes in applicable foreign laws and regulatory requirements.

Risks Related to This Offering and Our Common Stock

Our Third Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may have anti-takeover effects.

Our Third Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) authorizes the issuance of common stock in two classes, common stock and preferred stock. Each share of common stock or preferred stock entitles the holder to one vote on all matters to be voted upon by stockholders, except for the holders of the Series A Special Stock which are not eligible to vote for the election or removal of directors. In addition, our board of directors (“Board”) has the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The ability of our Board to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our certificate of incorporation and Amended and Restated Bylaws (our “bylaws”) also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

In addition, certain provisions of Delaware law applicable to our company could also delay or make more difficult a merger, tender offer or proxy contest involving our company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any “interested stockholder” (as defined in the statute) for a period of three years unless certain conditions are met. In addition, our senior management is entitled to certain payments upon a change in control and certain of the stock options and restricted shares we have granted provide for the acceleration of vesting in the event of a change in control of our company.

We may need additional equity capital, and raising additional capital may dilute existing stockholders.

We believe that our existing capital resources, availability of borrowings under our credit agreement and cash generated from our business will enable us to maintain our current and planned operations. However, if for any reason this is not the case, we may choose to, or be required to, pursue additional capital raising initiatives to fund our operations, which could include equity financings. Although we have no near-term plans to issue additional shares of our common stock in connection with capital raising initiatives, if our capital requirements vary materially from those currently anticipated, we may consider accessing the equity capital markets, along with other financing alternatives, in order to meet our capital requirements. For example, if we grow at a faster rate than we currently expect, we may need to raise additional equity in order to stay in compliance with the terms of our credit agreement, or to maintain a debt to equity ratio that we feel is appropriate. Additional financing may not be available in sufficient amounts or on terms acceptable to us and, in the case of a subsequent primary offering of our common stock, would be dilutive to our existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to fund our future growth, take advantage of new opportunities, develop or enhance our offerings or otherwise to respond to competitive pressures would be significantly limited.

Our Board has the authority to issue preferred stock, which could affect the rights of holders of our common stock.

Our certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Holders of common stock will have no preemptive rights to subscribe for a pro rata portion of any preferred stock which may be issued. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. The possible impact on takeover could adversely affect the price of the common stock. Although we have no present intention to issue any shares of preferred stock, we may do so in the future.

The market price of our common stock may be volatile, which could cause the value of your investment to fluctuate and possibly decline significantly.

The market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our common stock. You may not be able to resell your shares at or above the current price due to a number of factors such as those listed in “—Risks Related to Our Business and Our Industry.” Some of the factors that could negatively affect our share price or result in fluctuations in the price of our stock include:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of analysts to cover our common stock;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by third parties or governmental entities of significant claims or proceedings against us;

•	new laws and governmental regulations, or other regulatory developments, applicable to our industry;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in government spending levels on education;

•	changes in key personnel;

•	sales of common stock by us, members of our management team or our stockholders;

•	the granting or exercise of employee stock options or other equity awards;

•	the volume of trading in our common stock; and

•	the realization of any risks described in this section under the caption “Risk Factors.”

Furthermore, the stock market has recently experienced volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future sales of our common stock could adversely affect our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and our existing stockholders may sell additional shares of common stock in subsequent public offerings. In connection with future capital raising initiatives or acquisitions, we may also issue additional shares of common stock or convertible debt securities. Any sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline. After the completion of this offering, we will have 100,000,000 shares of common stock authorized and 36,290,874 shares of common stock outstanding. This number includes 4,000,000 shares that the selling stockholders are selling in this offering, which may be resold immediately in the public market.

If we do not meet the New York Stock Exchange continued listing requirements, our common stock may be delisted.

In order to maintain our listing on the NYSE, we must continue to meet the NYSE minimum share price listing rule, the minimum market capitalization rule and other continued listing criteria. If our common stock were delisted, it could (1) reduce the liquidity and market price of our common stock; (2) negatively impact our ability to raise equity financing and access the public capital markets; and (3) materially adversely impact our results of operations and financial condition.

This registration will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our stock.

As of November 10, 2011, the number of outstanding shares of our common stock freely tradable on the NYSE and not owned by the selling stockholders was approximately 32,290,874. Assuming the registration statement of which this prospectus is a part becomes effective and all shares of common stock being offered pursuant to this prospectus become freely tradable on the NYSE, this amount will increase to 36,290,874. The sale of the shares of common stock could depress the market price of our common stock.

We do not currently intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock and we currently do not anticipate paying any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits and other factors our Board might deem relevant. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements.”

All statements other than statements of historical facts contained in this prospectus, including our disclosure and analysis concerning our operations, cash flows and financial position, business strategy and plans and objectives, including, in particular, the likelihood of our success developing and expanding our business, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in “Risk Factors,” beginning on page 9 of this prospectus.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

THE TRANSACTION

On April 13, 2011, we entered into a Securities Purchase Agreement (the “Purchase Agreement”), with TCV VII, L.P., a Cayman Islands exempted limited partnership, TCV VII (A), L.P., a Cayman Islands exempted limited partnership, TCV Member Fund, L.P., a Cayman Islands exempted limited partnership, and TCMI, Inc., a Delaware corporation. TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. are collectively referred to as the “Purchasers.”

Pursuant to the terms and conditions set forth in the Purchase Agreement, we agreed to issue and sell to the Purchasers an aggregate of 4,000,000 shares of our common stock at $31.46 per share. The aggregate consideration paid for the Shares was approximately $125.8 million. The proceeds are unrestricted and may be used for acquisitions, strategic investments and general corporate purposes. The Purchase Agreement also provided that, immediately prior to and conditioned upon the closing of the transactions contemplated by the Purchase Agreement, our Board appoint a director nominated by the Purchasers to the Board to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his death, retirement, resignation or removal.

The offering contemplated by the Purchase Agreement was made only to accredited investors, as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). We relied on the exemption from the registration requirements of the Securities Act set forth in Section 4(2) thereof and the rules and regulations promulgated thereunder.

On April 27, 2011, we entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Purchasers. Pursuant to the Investor Rights Agreement, we agreed, among other things, to grant the Purchasers certain customary participation rights with respect to certain subsequent offerings of our common stock (or securities exchangeable for or convertible into our common stock) by us and registration rights with respect to the Shares.

Additionally, pursuant to the agreements set forth above, we agreed to register the resale of the Shares. This prospectus covers the resale by the selling stockholders of up to 4,000,000 shares of our common stock, the aggregate number of shares of our common stock represented by the Shares. We have agreed to keep the registration statement effective until such date that is the earlier of (i) the date as of which the Shares are eligible to be sold without restriction pursuant to Rule 144 (or any successor rule thereto) under the Securities Act or (ii) the date when the Shares offered hereby are sold. The selling stockholders may sell all, some or none of their shares in this Offering. See “Plan of Distribution.” On December 7, 2011, the last reported sale price of the common stock on the New York Stock Exchange was $27.71 per share.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the Shares offered by this prospectus. We will pay all expenses of the registration and sale of the Shares, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange since December 13, 2007 under the symbol “LRN.” The following table sets forth the high and low sales prices of the common stock, as reported by the NYSE, through September 30, 2011.

	Stock Prices
	High	Low
Fiscal Year Ended June 30, 2012
Quarter ended September 30, 2011	$35.00	$23.37

Fiscal Year Ended June 30, 2011
Quarter ended June 30, 2011	$39.74	$31.16
Quarter ended March 31, 2011	$34.08	$27.17
Quarter ended December 31, 2010	$29.42	$23.26
Quarter ended September 30, 2010	$29.71	$21.21

Fiscal Year Ended June 30, 2010
Quarter ended June 30, 2010	$25.83	$21.81
Quarter ended March 31, 2010	$24.40	$18.26
Quarter ended December 31, 2009	$20.73	$15.65
Quarter ended September 30, 2009	$21.99	$15.28

The last reported sales price of our common stock on the NYSE on December 7, 2011 was $27.71. As of November 10, 2011, there were approximately 52 stockholders of record of our common stock. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than the number of holders of record.

Stock-based Incentive Plan Information

The following table provides certain information as of June 30, 2011, with respect to our equity compensation plans under which common stock is authorized for issuance:

Equity Compensation Plan Information

as of June 30, 2011

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders(1)	2,765,729	$19.23	1,489,267

(1)	Includes shares under the 2007 Equity Incentive Award Plan.

The 2007 Equity Incentive Award Plan (“2007 Plan”) adopted in November 2007 contains an “evergreen provision” that allows for an annual increase, beginning on July 1, 2008, in the number of shares available for issuance under the 2007 Plan on July 1 of each year during the ten-year term of the 2007 Plan. The annual increase in the number of shares shall be equal to the least of:

•	4% of our outstanding common stock on the applicable July 1;

•	2,745,098 shares; or

•	a lesser number of shares as determined by our Board.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we currently do not anticipate paying any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits and other factors our Board might deem relevant.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated statement of operations, balance sheet and other data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the years in the three-year period ended June 30, 2011, and the selected consolidated balance sheet data as of June 30, 2011 and 2010, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the three-month periods ended September 30, 2011 and 2010 and the selected consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended June 30, 2008 and 2007, and selected consolidated balance sheet data as of June 30, 2009, 2008 and 2007, have been derived from our audited consolidated financial statements not included in this prospectus. The pro forma net income per common share amounts for the years ended June 30, 2008 and June 30, 2007 were derived by eliminating the one-time tax benefit of $27.0 million from the reversal of the deferred tax valuation allowance in 2008 and by giving effect to the automatic conversion of all of our outstanding shares of our preferred stock into common stock immediately prior to the completion of our initial public offering. Our historical results are not necessarily indicative of future operating results.

	Year Ended June 30,								Three Months Ended September 30,
	2011		2010		2009		2008	2007	2011		2010
	(in thousands)
Consolidated Statement of Operations Data:(1)
Revenues		$522,434		$384,470		$315,573	$226,235	$140,556		$193,330		$134,871
Cost and expenses
Instructional costs and services		307,111		222,029		196,976	131,282	76,064		107,579		75,082
Selling, administrative, and other operating expenses		174,762		117,398		86,683	72,393	51,159		71,260		50,498
Product development expenses		16,347		9,576		9,575	9,550	8,611		6,224		3,911

Total costs and expenses		498,220		349,003		293,234	213,225	135,834		185,063		129,491

Income from operations		24,214		35,467		22,339	13,010	4,722		8,267		5,380
Interest expense, net		(1,207)		(1,331)		(982)	(295)	(639)		(221)		(297)

Income before income tax (expense) benefit and noncontrolling interest		23,007		34,136		21,357	12,715	4,083		8,046		5,083
Income tax (expense) benefit		(11,342)		(13,249)		(9,628)	21,058	(218)		(3,697)		(2,931)

Net income		11,665		20,887		11,729	33,773	3,865		4,349		2,152
Add net income attributable to noncontrolling interest		1,127		638		586	—	—		251		46
Net income — K12 Inc.		12,792		21,525		12,315	33,773	3,865		4,600		2,198
Dividends on preferred stock		—		—		—	(3,066)	(6,378)		—		—
Preferred stock accretion		—		—		—	(12,193)	(22,353)		—		—

Net income (loss) attributable to common stockholders		$12,792		$21,525		$12,315	$18,514	$(24,866)		$4,600		$2,198

Net income (loss) attributable to common stockholders per share:
Basic		$0.37		$0.72		$0.43	$1.18	$(12.42)		$0.12		$0.07
Diluted(2)		$0.37		$0.71		$0.42	$1.10	$(12.42)		$0.12		$0.07
Basic (pro forma)(3)	$	n/a	$	n/a	$	n/a	$0.27	$0.18	$	n/a	$	n/a
Diluted (pro forma)(3)	$	n/a	$	n/a	$	n/a	$0.26	$0.18	$	n/a	$	n/a
Weighted average shares used in computing per share amounts:
Basic		31,577,758		29,791,973		28,746,188	15,701,278	2,001,661		35,629,836		30,343,696
Diluted(2)		32,114,761		30,248,683		29,639,974	16,850,909	2,001,661		35,954,075		30,805,106
Basic (pro forma)(3)		n/a		n/a		n/a	24,989,323	21,881,316		n/a		—
Diluted (pro forma)(3)		n/a		n/a		n/a	26,138,954	21,888,941		n/a		—

Other Data:(1)
Net cash provided by (used in) operating activities		$67,213		54,680		(9,355)	15,534	5,563		(34,961)		(4,839)
Net cash provided by (used in) investing and financing activities		$44,107		$(22,390)		$(12,866)	$54,488	$(13,378)		$(24,748)		$(14,564)
Depreciation and amortization		$42,934		25,761		20,835	12,568	7,404		12,992		9,392
Stock-based compensation expense		$9,466		5,934		2,790	1,464	218		2,194		3,413
EBITDA(4)		$67,148		$61,228		$43,174	$25,578	$12,126		$21,259		$14,772

Capital Expenditures:(1)
Capitalized curriculum development costs		$18,086		$13,904		$13,931	$11,669	$8,683		$3,706		$3,208
Purchases of property, equipment and capitalized software development costs		$29,563		$10,357		$13,939	$6,476	$5,366		$4,911		$8,561
New capital lease obligations(5)		$15,645		$12,194		$16,044	$10,564	$8,052		$14,305		$10,385

Total capital expenditures		$63,294		$36,455		$43,914	$28,709	$22,101		$22,922		$22,154

	As of June 30,					As of September 30,
	2011	2010	2009	2008	2007	2011
	(in thousands)
Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	$193,099	$81,751	$49,461	$71,682	$1,660	$133,472
Total assets	$582,095	$307,882	$240,676	$197,324	$61,212	$662,316
Total short-term debt	$13,357	$12,247	$11,274	$6,520	$1,500	$16,217
Total long-term obligations	$10,851	$8,365	$11,128	$6,641	$7,135	$17,633
Total K12 Inc. stockholders’ equity (deficit)	$448,621	$221,851	$182,286	$150,288	$(197,807)	$456,452
Working capital	$264,447	$149,344	$111,048	$97,379	$9,730	$259,895

(1)	The Company has completed several strategic transactions during the periods presented which are discussed elsewhere in this prospectus. In an effort to provide enhanced comparability of the financial data, the Company has provided the following summary of the more significant transactions by the period in which they were consummated:

•	Year ended June 30, 2010—includes the formation of Middlebury Interactive Languages;

•	Year ended June 30, 2011—includes the acquisitions of KCDL, AEC, and IS Berne, as well as the Company’s investment in Web; and

•	Three months ended September 30, 2011—includes the purchase of certain K-12 assets and Insight School management contracts (Kaplan/Insight Assets) of KVE.

(2)	Diluted net income per common share reflects net income allocated to the 2,750,000 non-voting shares of the Series A Special Stock issued in the acquisition of KCDL in July 2010. These shares are eligible to convert into common stock on a one-for-one basis. If these shares had been converted, issued and outstanding for the year ended June 30, 2011, they would have increased our total dilutive shares outstanding by 8.6%.
(3)	Pro forma net income per common share eliminates the one-time tax benefit of $27.0 million from the reversal of the deferred tax asset valuation allowance and gives effect to the automatic conversion of all of our outstanding shares of preferred stock into common stock immediately prior to the completion of our initial public offering. The pro forma net income per common share assumes the completion of the initial offering on June 30, 2007 and the conversion of all of our outstanding shares of preferred stock into 19,879,675 shares of common stock.
(4)	EBITDA consists of net income (loss), plus net interest expense, plus income tax expense, plus income tax expense (benefit), plus depreciation and amortization and minus noncontrolling interest charges. Interest expense primarily consists of interest expense for capital leases, long-term and short-term borrowings. We use EBITDA in addition to income from operations and net income as a measure of operating performance. However, EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, tax payments, interest payments, or other working capital.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. Our management uses EBITDA:

•	as an additional measurement of operating performance because it assists us in comparing our performance on a consistent basis;

•

in presentations to the members of our Board of Directors to enable our Board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry; and,

•	On an adjusted basis in determining compliance with the terms of our credit agreement.

The following table provides a reconciliation of net income to EBITDA:

	Year Ended June 30,					Three Months Ended September 30,
	2011	2010	2009	2008	2007	2011	2010
	(in thousands)
Net income-K12 Inc.	$12,792	$21,525	$12,315	$33,773	$3,865	$4,600	$2,198
Interest expense, net	1,207	1,331	982	295	639	221	297
Income tax expense (benefit)	11,342	13,249	9,628	(21,058)	218	3,697	2,931
Depreciation and amortization	42,934	25,761	20,835	12,568	7,404	12,992	9,392
Noncontrolling interest	(1,127)	(638)	(586)	—	—	(251)	(46)

EBITDA	$67,148	$61,228	$43,174	$25,578	$12,126	$21,259	$14,772

(5)	New capital lease obligations are primarily for student computers and related equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

This MD&A is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. As used in this MD&A, the words, “we,” “our” and “us” refer to K12 Inc. and its consolidated subsidiaries. This MD&A should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following overview provides a summary of the sections included in our MD&A:

•	Executive Summary—a general description of our business and key highlights through the quarter ended September 30, 2011

•	Key Aspects and Trends of Our Operations—a discussion of items and trends that may impact our business in the upcoming year.

•	Critical Accounting Policies and Estimates—a discussion of critical accounting policies requiring critical judgments and estimates.

•	Results of Operations—an analysis of our results of operations in our consolidated financial statements.

•

Liquidity and Capital Resources—an analysis of cash flows, sources and uses of cash, commitments and contingencies, seasonality in the results of our operations, the impact of inflation, and quantitative and qualitative disclosures about market risk.

Executive Summary

We are a technology-based education company. We offer proprietary curriculum, software systems and educational services designed to facilitate individualized learning for students primarily in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $240 million to develop and, to a lesser extent, acquire curriculum and online learning platforms that promote mastery of core concepts and skills for students of all abilities. This learning system combines our curriculum and offerings with an individualized learning approach well-suited for virtual public schools, hybrid schools, school district online programs, public charter schools and private schools that utilize varying degrees of online and traditional classroom instruction, and other educational applications. We are also expanding our offering of foreign languages with MIL, our joint venture with Middlebury College. We also expanded our international business by making an investment in a 20% ownership interest in Web, a company providing English instruction to young adults in China, and also are investing in the post-secondary market through Capital Education, our wholly owned subsidiary.

As with a traditional public school, a virtual public school or hybrid school must comply with state education regulations. The fundamental difference between traditional public schools and virtual public schools is that students attend virtual public schools and hybrid schools primarily over the Internet instead of traveling to a physical classroom. In their online learning environment, students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, in virtual classroom environments, and sometimes face-to-face. The majority of states have embraced virtual public schools or hybrid schools as a means to provide families with a publicly-funded alternative to a traditional classroom-based education. For parents who believe their child is not thriving and for whom relocating or attending a private school is not an option, virtual public schools and hybrid schools can provide a compelling choice. From an education policy standpoint, virtual public schools and hybrid schools often represent a savings to the taxpayers when compared with traditional public schools because they are generally funded at a lower per pupil level than the per pupil state average as reported by the U.S. Department of Education. Finally, because parents are generally not required to pay tuition to attend a public school, virtual public schools and hybrid schools make our learning system an attractive alternative within the public school system.

Our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from individual courses to complete turnkey online schools, are offered to our charter school, school district and private school partners. Virtual public schools and hybrid schools under turnkey management contracts (Managed Schools) accounted for approximately 85% of our revenue for the year ended June 30, 2011. For the 2011-12 school year, we will manage schools in 29 states and the District of Columbia. In July 2010, through our acquisition of KCDL, we added iQ Academies and now manage these programs in five states where we also manage other virtual public schools. These managed schools generally are able to enroll students on a statewide basis. We are serving a growing number of hybrid schools, the first of which opened in Chicago in 2006. A hybrid school is a virtual public school that combines the benefits of face-to-face time for students and teachers in a traditional classroom setting along with the flexibility and individualized learning advantages of online instruction.

We are serving a growing number of schools and school districts enabling them to offer our course catalogue to students either full-time or on an individual course basis. We have established a dedicated sales team to focus on this sector and, through our acquisition of KCDL in July 2010 and AEC in December 2010, we increased the size and expertise of our sales team, added a reseller network, and expanded our course portfolio. The services we provide to these districts are designed to assist them in launching their own virtual school or hybrid programs and vary according to the needs of the individual school districts and may include teacher training programs, administrator support and our student account management system. With our services, districts can offer programs that allow students to participate full-time, as their primary school, or part-time, supplementing their education with core courses, electives or credit recovery options. We currently serve school districts or individual schools in all 50 states.

We manage three online private schools where parents can enroll students on a tuition basis for a full-time online education or individual courses to supplement their children’s traditional instruction. In 2008, we launched the K12 International Academy, a private school that we operate using our curriculum. This school is accredited and enables us to offer students worldwide the same full-time education programs that we provide to the virtual public schools and hybrid schools we manage, including the option to enroll in individual courses. This school is organized as a private international school and enrolled students can interact with their classmates from more than 60 countries. Through our acquisition of KCDL, we added The Keystone School, a private school that has been serving students for over 37 years and offers online and correspondence courses. In January 2011, we announced a partnership with the George Washington University to launch an online private high school, GWUOHS. The program offers our college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities. In April 2011, we acquired the operations of IS Berne, a traditional private school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation.

We provide educational services to post-secondary institutions through our subsidiary, Capital Education. Programs are designed for colleges and universities seeking to build or expand their online presence. Our services include course development and distribution through a proprietary learning management platform, hosting and technical support, student advisory services and program administration.

We made an investment for a 20% ownership interest in Web, a provider of English language training in China. This strategic investment also gives us the option to acquire the remainder of the company within a period of five years. Web serves learners of all ages including university students, government workers, and employees of international companies. Web currently has an extensive network of learning centers throughout China. The investment will primarily be used by Web to expand its learning center network into more cities in China. Web education centers are outfitted with learning labs that include modern computer terminals and internet connections. Students can access our curriculum and other electronic learning resources from the Web centers.

Across our educational programs, families come from a broad range of social, economic and academic backgrounds. They share the desire for individualized instruction so as to maximize their child’s potential. Examples include, but are not limited to, families with: (i) students seeking to learn faster or slower than they could in a “one size fits all” traditional classroom; (ii) safety, social and health concerns about their local school; (iii) students with disabilities who are underserved in traditional classrooms; (iv) students with geographic or travel constraints; and (v) student-athletes and performers who are not able to attend regularly scheduled classes. Our individualized learning approach allows students to optimize their academic performance and, therefore, their chances of achieving their goals.

For the three months ended September 30, 2011, we increased revenues to $193.3 million from $134.9 million in the same period in the prior year, a growth rate of 43.3%. Over the same period, operating income increased to $8.3 million from operating income of $5.4 million, an increase of 53.7%, and net income to shareholders increased to $4.6 million from net income to shareholders of $2.2 million, an increase of 109.1%. The increase in net income was primarily attributable to increased revenues and operating margin and a lower effective income tax rate.

In the last two years, we completed several strategic transactions to accelerate our growth, expand our course catalogue and service offering, extend our distribution capabilities, and strengthen our balance sheet. With these initiatives and our acquisitions of AEC and IS Berne in fiscal year 2011 and of certain assets of Kaplan Virtual Education early in fiscal year 2012, we believe we have improved our growth potential and the ability to scale our business even further.

Partnership with Blackboard Inc.

In October 2010, we announced a partnership with Blackboard Inc. (“Blackboard”) to develop a solution that delivers our adaptive courses through Blackboard Learn, Blackboard’s leading online teaching and learning platform. The combination is intended to reduce the cost of delivering remediation instruction while enabling community colleges and higher education institutions to offer a wider range of both self-paced and teacher-led online programs.

Acquisition of The American Education Corporation

In December 2010, we acquired the stock of AEC for a total cash purchase price of $35.2 million, including certain amounts held in escrow (which the Company received back) of $6.8 million and cash of $3.9 million. AEC is a leading provider of research-based core curriculum instructional software for kindergarten through adult learners. The acquisition increases our portfolio of innovative, high quality instruction and curriculum used by school districts all over the country.

Investment in Web International Education Group, Ltd.

In January 2011, we invested $10 million in cash in Web. This strategic investment gives us a 20% minority interest in Web, with the option to acquire the remainder of the company within a period of five years. Web is a provider of English language training for learners of all ages throughout China, including university students, government workers, and employees of international companies. Web has an extensive network of learning centers in cities throughout China. The proceeds of the investment are intended to be used to expand Web’s learning center network into more cities in China. Web centers include learning labs that are outfitted with modern computers and connections to the internet. They can be used to access our curriculum products and other electronic educational services.

Creation of the George Washington University Online High School

In January 2011, we announced the creation of a partnership with the George Washington University to launch an online private high school, GWUOHS. The private school will serve students in the U.S. and in countries around the world. The program offers the Company’s college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities. The online school will cooperate extensively with the George Washington University School of Education to define academic programs and teaching methodologies. The program includes extensive college and career counseling that is unique among online high-school programs.

Acquisition of International School of Berne

In April, 2011, we finalized our acquisition of the operations of IS Berne for 2 million Swiss Francs. IS Berne is a traditional private school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation. Our purchase provided us with the right to operate IS Berne and substantially all of its assets excluding real estate.

Investment by Technology Crossover Ventures in K12 Inc.

In April 2011, we completed a private placement sale of 4 million shares of restricted Common Stock at a price of $31.46 per share to investment funds affiliated with Technology Crossover Ventures (“TCV”). The proceeds of $125.8 million are unrestricted and may be used for acquisitions, strategic investments and general corporate purposes. Under the terms of the transaction, our Board appointed a director nominated by TCV to the Board to hold office until the next annual meeting of stockholders. Additionally, we granted TCV the right to participate on a pro-rata basis in any subsequent private offerings of Common Stock by the Company, subject to certain exclusions such as issuances in connection with acquisitions or employee equity plans. In addition, TCV was granted the right to demand registration of the shares of restricted Common Stock it acquired in the transaction.

Acquisition of Assets from Kaplan Virtual Education

In July 2011, we completed the purchase of certain K-12 assets and Insight School management contracts (“Kaplan/Insight Assets”) of KVE, a subsidiary of Kaplan, Inc. The Kaplan/Insight Assets included contracts to serve online public schools in eight states serving students in grades 6-12. The acquisition will allow us to serve more students with multiple curriculum platforms, leverage the Insight School brand to create a differentiated product offering for “at-risk” students and leverage our existing virtual academy operations. The Kaplan/Insight Assets are being integrated with our online charter school operations. As part of the acquisition agreement, Kaplan Inc. has agreed not to engage in similar efforts in the K-12 marketplace for a period of 3 years.

Our History

We were founded in 2000 to utilize the advances in technology to provide children access to a high-quality public school education regardless of their geographic location or socio-economic background. Given the geographic flexibility of technology-based education, we believed that the pursuit of this mission could help address the growing concerns regarding the regionalized disparity in the quality of public school education, both in the United States and abroad. The convergence of these concerns and rapid advances in Internet technology created the opportunity to make a significant impact by deploying a high quality online learning systems on a flexible, online platform.

In September 2001, after 18 months of research and development of our curriculum, we introduced our kindergarten through 2nd grade offering. We launched our initial online learning system in virtual public schools in Pennsylvania and Colorado, serving approximately 900 students in the two states combined. We added new grades over the first seven years and continue to manage schools in more states every year. We have also launched hybrid programs that combine face-to-face time in the classroom with online instruction and opened an online private school to reach students worldwide. For the 2010-11 school year, we managed schools in 27 states and through our Institutional Business served schools in all 50 states. For the 2011-12 school year, we have been approved to manage schools in Louisiana and Tennessee bringing the total states with managed schools to 29.

The following table sets forth the grade levels offered, and new state(s) managed by school year for virtual public schools and hybrid schools:

School Year	Grades Offered	# of States with Managed Schools	New States with Managed Schools
SY 2001 – 2002	K–2	2	Colorado, Pennsylvania
SY 2002 – 2003	K–5	7	Arkansas, California, Idaho, Minnesota, Ohio
SY 2003 – 2004	K–7	11	Arizona, Florida, Utah, Wisconsin
SY 2004 – 2005	K–8	12	Kansas
SY 2005 – 2006	K–9	13	Texas
SY 2006 – 2007	K–10	15	Illinois, Washington
SY 2007 – 2008	K–12	17	Georgia, Nevada
SY 2008 – 2009	K–12	21	Hawaii, Indiana, Oregon, South Carolina
SY 2009 – 2010	K–12	25	Alaska, Oklahoma, Virginia, Wyoming
SY 2010 – 2011	K–12	27	Massachusetts, Michigan
SY 2011 – 2012	K–12	29	Louisiana, Tennessee

Enrollment

Our reported total average enrollments include students in Managed Schools, students taking K12 curriculum or Aventa online programs offered by school districts (Institutional Business), and students in Private Schools. Students served through our Institutional Business and Private School offerings may enroll in a single course. For better comparability, these students are converted to FTEs on a four course basis. We currently exclude selected programs from our reported enrollment. For example, we do not include students in our consumer channel as we do not monitor the progress of these students in the same way as we do in other programs. We typically sell our A+ curriculum (acquired with AEC) as a site license. As these schools are not limited in the number of students who may access our curriculum, we do not include these students in our enrollment totals. We also exclude students from Capital Education and our classroom pilots.

Total average enrollments for the three months ended September 30, 2011 increased to 141,525, or 42.1%, as compared to 99,611 for the same period in the prior year, including the recently acquired Kaplan/Insight and IS Berne programs. These enrollments include students in Managed Schools, students in programs offered by school districts (Institutional Business), and students in our Private Schools.

High school students comprised 36.6% of public school enrollment as compared to 27.4% in the same period in the prior year. New schools in Tennessee and Louisiana contributed 3,123 to total average enrollment in public schools.

Enrollments in Managed Schools for the three months ended September 30, 2011 increased 40.9% to 103,919 from 73,736 for the same period in the prior year. Managed Schools include virtual public schools and hybrid schools.

Enrollments in Institutional Business for the three months ended September 30, 2011 increased 54.4% to 28,247 from 18,300 for the same period in the prior year. Our Institutional Business provides curriculum and services to schools and school districts.

Enrollments in Private Schools for the three months ended September 30, 2011 increased 23.6% to 9,359 from 7,575 for the same period in the prior year. Private schools include the K12 International Academy, Keystone, GWUOHS and IS Berne. These private schools offer educational services on a full and part-time basis.

The following table sets forth total average enrollment data by distribution channel for each of the periods indicated. These figures exclude enrollments from our consumer, A+, post-secondary and classroom pilot programs.

	Quarter Ending September 30,				Growth Q1 2012/Q1 2011		Year Ending June 30,			Growth FY 2011/FY 2010		Growth FY 2010/FY 2009
	2011		2010		Change	Change %	2011	2010	2009	Change	Change %	Change	Change %
Total Average Enrollment
Managed Schools	97,209		73,736		23,473	31.8%	68,189	56,962	45,069	11,227	19.7%	11,893	26.4%
Institutional Business	28,247		18,300		9,947	54.4%	13,082	9,850	9,893	3,232	32.8%	(43)	-0.4%
Private Schools	9,123		7,575		1,548	20.4%	1,739	1,066	595	673	63.1%	471	79.2%

Subtotal Average Enrollment	134,579		99,611		34,968	35.1%	83,010	67,878	55,557	15,132	22.3%	12,321	22.2%
Total Acquired Enrollment	6,946	(1)	—	(1)	6,946	NM	15,880	—	—	15,880	NM	—	NM

Total Average Enrollment	141,525		99,611		41,914	42.1%	98,890	67,878	55,557	31,012	45.7%	12,321	22.2%

K12 and Acquired Enrollment
Managed Schools	103,919		73,736		30,183	40.9%	71,322	56,962	45,069	14,360	25.2%	11,893	26.4%
Institutional Business	28,247		18,300		9,947	54.4%	19,862	9,850	9,893	10,012	101.6%	(43)	-0.4%
Private Schools	9,359		7,575		1,784	23.6%	7,706	1,066	595	6,640	622.9%	471	79.2%

Total Average Enrollment	141,525		99,611		41,914	42.1%	98,890	67,878	55,557	31,012	45.7%	12,321	22.2%

Certain totals may not add due to the effects of rounding.

NM – Not Meaningful

(1)	Includes enrollees acquired from IS Berne and Insight programs.

The following table sets forth statements of operations data for each of the periods indicated:

	Three months ended September 30,		Year ended June 30,
	2011	2010	2011	2010	2009
	(in thousands)
Revenues	$193,330	$134,871	$522,434	$384,470	$315,573

Cost and expenses
Instructional costs and services	107,579	75,082	307,111	222,029	196,976
Selling, administrative, and other operating expenses	71,260	50,498	174,762	117,398	86,683
Product development expenses	6,224	3,911	16,347	9,576	9,575

Total costs and expenses	185,063	129,491	498,220	349,003	293,234

Income from operations	8,267	5,380	24,214	35,467	22,339
Interest expense, net	(221)	(297)	(1,207)	(1,331)	(982)

Income before income tax expense and noncontrolling interest	8,046	5,083	23,007	34,136	21,357
Income tax expense	(3,697)	(2,931)	(11,342)	(13,249)	(9,628)

Net income	4,349	2,152	11,665	20,887	11,729
Add net loss attributable to noncontrolling interest	251	46	1,127	638	586

Net Income — K12 Inc.	$4,600	$2,198	$12,792	$21,525	$12,315

The following table presents our selected consolidated statement of operations data expressed as a percentage of our total revenues for the periods indicated:

	Three months ended September 30,		Year ended June 30,
	2011	2010	2011	2010	2009
Revenues	100%	100%	100%	100%	100%

Cost and expenses
Instructional costs and services	55.6	55.7	58.8	57.8	62.4
Selling, administrative, and other operating expenses	36.9	37.4	33.5	30.5	27.5
Product development expenses	3.2	2.9	3.1	2.5	3.0

Total costs and expenses	95.7	96.0	95.4	90.8	92.9

Income from operations	4.3	4.0	4.6	9.2	7.1
Interest expense, net	(0.1)	(0.2)	(0.2)	(0.3)	(0.3)

Income before income tax expense and noncontrolling interest	4.2	3.8	4.4	8.9	6.8
Income tax expense	(1.9)	(2.2)	(2.2)	(3.4)	(3.1)

Net income	2.3	1.6	2.2	5.5	3.7
Add net loss attributable to noncontrolling interest	0.1	—	0.2	0.1	0.2

Net Income — K12 Inc.	2.4%	1.6%	2.4%	5.6%	3.9%

Key Aspects and Trends of Our Operations

Revenues

We generate a significant portion of our revenues from the sale of curriculum, management and technology services to virtual public schools and hybrid schools, where we provide turnkey management services. For the fiscal years ending June 30, 2007 through 2010, more than 85% of our revenues were derived from this source. We anticipate that these revenues will continue to represent the bulk of our total revenues over the next 12-24 months, however we expect revenues in our other distribution channels to increase in proportion to our total revenues as we execute on our growth strategy. These channels include schools and school districts (our Institutional Business), Private Schools, consumer, post-secondary and international.

Factors affecting our revenues include:

•	the number of enrollments;

•	the management services provided to the schools and school districts;

•	state or district per student funding levels and attendance requirements;

•	prices for our products and services;

•	growth in our other distribution channels; and

•	revenues from new initiatives, mergers and acquisitions.

We define an enrollment as a student using our curriculum. Generally, students will take four to six courses, except for some kindergarten students who may participate in half-day programs. We count each half-day kindergarten student as an enrollment. Students served through our Institutional Business and Private School offerings may enroll in a single course. For better comparability, these students are converted to full-time equivalents (“FTEs”) on a four course basis.

School sessions generally begin in August or September and end in May or June. To ensure that all schools are reflected in our measure of enrollments, we consider the number of students on the last day of September to be our opening enrollment level, and the number of students enrolled on the last day of May to be our ending enrollment level. For each period, average enrollments represent the average of the month-end enrollment levels for each school month in the period. We continually evaluate our enrollment levels by state, by school and by grade. We track new student enrollments and withdrawals throughout the year.

We believe that the number of enrollments depends upon the following:

•	the number of states and school districts in which we operate;

•	the restrictive terms of local laws or regulations including enrollment caps;

•	the appeal of our curriculum and instructional model to students and families;

•	the specific school or school district requirements including credit recovery, AP, or special needs;

•	the effectiveness of our program in delivering favorable academic outcomes;

•	the quality of the teachers working in the schools we serve; and

•	the effectiveness of our marketing and recruiting programs.

Our reported total average enrollments include students in Managed Schools, students taking K12 curriculum or Aventa online programs offered by school districts (Institutional Business), and students in Private Schools. We currently exclude selected programs from our reported enrollment. For example, we do not include students in our consumer channel as we do not monitor the progress of these students in the same way as we do in other programs. We typically sell our A+ curriculum (acquired with AEC) as a site license. As these schools are not limited in the number of students who may access our curriculum, we do not include these students in our enrollment totals. We also exclude students from Capital Education and our classroom pilots.

In fiscal year 2011, we increased total average enrollments by 31,012 or 45.7% to 98,890 as compared to total average enrollments of 67,878 in fiscal year 2010. These figures include 15,880 enrollments obtained through acquisitions completed in fiscal year 2011. We continually evaluate our trends in revenues by monitoring the number of enrollments in total, by state, by school and by grade, assessing the impact of changes in school funding levels and the pricing of our curriculum and educational services.

In fiscal year 2011, 72.1% of our enrollments are associated with virtual public schools and hybrid schools to which we provide turnkey management services. Enrollments in these schools on average generate substantially more revenues than enrollments served through our Institutional Business where we provide limited or no management services. Similarly, revenues earned per enrollment across our private school programs vary. As we continue to build our Institutional Business and increase enrollment in Private Schools, enrollment mix will shift and may impact growth in revenues relative to the growth in enrollments.

In fiscal year 2011, we derived approximately 13% of our revenues from each of the Ohio Virtual Academy and the Agora Cyber Charter School (Agora) in Pennsylvania. In aggregate, these schools accounted for approximately 26% of our total revenues. We provide our full turnkey management solution pursuant to our contract with the Ohio Virtual Academy, which terminates on June 30, 2017. We provide our full turnkey solution to the Agora pursuant to a contract with the school that expires on June 30, 2015. The annual revenues generated under each of these contracts represent a material portion of our total revenues in fiscal year 2011, however, as our other distribution channels grow, these proportions may decline.

Our revenue growth is impacted by changes in federal, state and district per enrollment funding levels. Due to the budgetary problems arising from the economic recession, many states have reduced per enrollment funding for public education affecting many of the public schools we serve. While the American Recovery and Reinvestment Act of 2009 and Education Jobs and Medicaid Assistance Act of 2010 have provided additional federal funds to states, they have not fully offset the state funding reductions. Our financial results reflect the state funding reductions, federal funds provided, and expense reductions that we undertook in order to mitigate the impact of these budget constraints. Notwithstanding this additional aid, net reductions in school funding have negatively affected both revenue and income for our last three fiscal years. At this time, many states still have budget issues. The specific level of federal, state and district funding for the coming years is not yet known, and taken as a whole, it is reasonable to believe that a number of the public schools we serve could experience lower per enrollment funding in the future.

We evaluate the combined pricing of our curriculum and educational services annually against market conditions and state funding levels and change them as we deem appropriate. We do not expect our price changes to have a significant impact on revenues as they are generally encompassed within changes in per enrollment funding levels for virtual public schools and hybrid schools.

Our growth strategy includes increasing revenues in other distribution channels, including accelerating sales to schools and school districts, adding enrollments in our private schools, and pursuing international opportunities to offer our learning system. While the combined revenues from these channels are significantly smaller than that from the public schools we manage in fiscal year 2011, the revenues are growing a faster rate. Our success in executing our strategies will impact future growth. We also launched several new initiatives in fiscal year 2011 including MIL, Capital Education, and the management of SF Flex. These initiatives contributed 1.8% to revenue growth. In addition, we will continue to pursue acquisitions at attractive valuations that complement our existing educational offering and business capabilities. In fiscal year 2011, the acquisitions of KCDL, AEC, and IS Berne contributed 10.4% to revenue growth.

Instructional Costs and Services Expenses

Instructional costs and services expenses include expenses directly attributable to the educational products and services we provide. The virtual public schools and hybrid schools we manage are the primary drivers of these costs, including teacher and administrator salaries and benefits and expenses of related support services. We also employ teachers and administrators for instruction and oversight in our Institutional Business, Private School and MMLA summer programs. Instructional costs also include fulfillment costs of student textbooks and materials, depreciation and reclamation costs of computers provided for student use, and the cost of any third-party online courses. In addition, we include in instructional costs the amortization of capitalized curriculum and related systems. We measure, track and manage instructional costs and services as a percentage of revenues and on a per enrollment basis as these are key indicators of performance and operating efficiency.

In the near term, we expect high school enrollments to grow as a percentage of total enrollments. Our high school offering requires increased instructional costs as a percentage of revenues compared to our kindergarten to 8th grade offering. This is due to the following: (i) generally lower student-to-teacher ratios; (ii) higher compensation costs for some teaching positions requiring subject-matter expertise; (iii) ancillary costs for required student support services including college placement, SAT preparation and guidance counseling; and (vi) use of third-party courses to augment our proprietary curriculum. Over time, we anticipate partially offsetting these factors by obtaining productivity gains in our high school instructional model, replacing third-party high school courses with proprietary content, leveraging our school infrastructure and obtaining purchasing economies of scale.

We have deployed and are continuing to develop new delivery models, including hybrid schools, where students receive face-to-face instruction in a learning center to complement their online instruction, and other programs that utilize a brick and mortar facility full-time, including our operational management of the SF Flex School and IS Berne. These models necessitate additional costs including facilities related costs and additional administrative support, which are generally not required to operate typical virtual public schools and hybrid schools. In addition, development costs may include instructional research and curriculum development. As a result, instructional costs as a percentage of revenues may be higher than our fully virtual kindergarten through eighth grade offering. In addition, we are pursuing expansion into new states. If we are successful, we will incur start-up costs and other expenses associated with the initial launch of a school, which may result in increased instructional costs as a percentage of revenues.

As a percentage of revenues, instructional costs and services expenses increased to 58.8% for the year ended June 30, 2011, as compared to 57.8% for the same period in the prior year. This increase as a percentage of revenues was primarily attributable to increased amortization of curriculum and online learning systems, expenses for new initiatives that did not have the corresponding growth in revenues in the current period, and an increase in the percentage of high school enrollments relative to total enrollments, as high school enrollments have higher costs as a percentage of revenues due to increased teacher and related services costs. These increases were partially offset by lower fulfillment costs for materials and computers, increased productivity at the schools we manage, and leverage of fixed school infrastructure costs.

Selling, Administrative and Other Operating Expenses

Selling, administrative and other operating expenses include the salaries and benefits employees engaged in business development, public affairs, sales and marketing, and administrative functions and their related third-party costs. In addition, we include rent expense for our corporate headquarters, stock compensation expense, facility and corporate equipment depreciation and intangible amortization. We also include litigation settlement costs, and transaction and due diligence expenses related to mergers and acquisitions. We track selling, administrative and other operating expenses as a percentage of revenues to measure performance and efficiency of these areas. In addition, we quantify sales and marketing efficiency including the number of new enrollment prospects, our ability to convert these prospects into enrollments, and our cost effectiveness of conversion. We also review various call center statistics as indicators of operating efficiency and customer service including call handle rates, waiting time and customer satisfaction. For fiscal year 2011, our selling, administrative and other operating expenses as a percentage of revenues were 33.5%, as compared to 30.5% in the prior year. This increase is primarily attributable to increases in: strategic marketing including brand awareness and student recruitment; personnel costs including those acquired with KCDL and AEC; M&A transaction and integration expenses; depreciation and amortization including the effects of purchase accounting; financial systems and process improvement costs; and one-time stock compensation expenses. Also included in the increase in selling, administrative, and other operating expenses are one-time expenses of $9.4 million and expenses of $6.6 million for several new initiatives.

Product Development Expenses

Product development expenses include research and development costs and overhead costs associated with the management of both our curriculum development and internal systems development teams. In addition, product development expenses include the amortization of internal systems and any related impairment charges. We measure and track our product development expenditures on a per course or project basis to measure and assess our development efficiency. In addition, we monitor employee utilization rates to evaluate our workforce efficiency. In fiscal year 2011, product development expenses increased as we acquired the development functions of KCDL and AEC. We plan to invest in additional curriculum development and related software in the future, primarily to produce additional high school courses, world language courses, and new releases of existing courses and to continue to upgrade our content management system and online schools. We expect to gain efficiencies as we integrate the development capabilities of KCDL and AEC and leverage our collective development efforts over an increasing base of enrollment. We capitalize most of the costs incurred to develop our curriculum, beginning with application development, through production and testing into capitalized curriculum development costs. We capitalize the costs incurred to develop internal systems into capitalized software development costs.

Other Factors That May Affect Comparability Year To Year

Amortization of Capitalized Curriculum and Related Systems. We record amortization of capitalized curriculum and related systems in instructional costs and services expenses.

Our amortization of capitalized curriculum and related systems for the years ended June 30, 2011, 2010 and 2009, and the three-month periods ended September 30, 2011 and 2010:

	Year ended June 30,			Three months ended September 30,
($ in millions)	2011	2010	2009	2011	2010
Amortization of Capitalized Curriculum and Related Systems	$10.4	$5.7	$3.4	$2.9	$2.5
Amortization as a % of revenues	2.0%	1.5%	1.1%	1.5%	1.9%

We expect amortization of capitalized curriculum and related systems to continue to increase in the future as we place additional courses and systems in service.

Stock Based Compensation Expense. We record stock based compensation expense in selling, administrative and other operating expenses.

Our stock based compensation expense for the years ended June 30, 2011, 2010 and 2009, and the three-month periods ended September 30, 2011 and 2010:

	Year ended June 30,			Three months ended September 30,
($ in millions)	2011	2010	2009	2011	2010
Stock-based compensation expense	$9.5	$5.9	$2.8	$2.2	$3.4
Stock compensation expense as a % of revenues	1.8%	1.5%	0.9%	1.1%	2.5%

We expect stock based compensation expense to continue to increase in the future as we grant additional stock options and restricted stock awards as incentive compensation and to retain and attract employees.

Income Tax Expense. In the period from our inception through fiscal year 2005, we incurred significant operating losses that resulted in a net operating loss carryforward for tax purposes. However, in each of the three years ending June 30, 2008, we generated increasing enrollments, revenue and pre-tax income. As a result, in fiscal year 2008, we determined it was more likely than not that substantially all of our net deferred tax assets would be utilized. For the year ended June 30, 2008, we recognized a net income tax benefit of $21.1 million. This reflects the net effect of a $27.0 million tax benefit from the reversal of the valuation allowance on net deferred tax assets and an income tax expense of $5.9 million, or 46.6% of pretax income.

Income tax expense for the year ended June 30, 2009 was $9.6 million, or 45.1% of pretax income. For the year ended June 30, 2010, income tax expense was $13.2 million, or 38.8% of pretax income. The tax rate of 38.8% reflects the benefit of research and development tax credits. This credit expired in December 2009 and was retroactively reinstated to January 1, 2010 during fiscal year ended June 30, 2011. Without the benefit of these tax credits, the tax rate would have been 43.1%. For the year ended June 30, 2011, income tax expense was $11.3 million, or 49.3% of pretax income. The tax rate of 49.3% reflects the benefit of research and development tax credits. Without the benefit of these tax credits, the tax rate would have been 51.8%. In addition, the income tax rate for the year ended June 30, 2011 increased primarily due to nondeductible costs incurred in the current and prior periods related to transactions that closed during the year ended June 30, 2011. Without these nondeductible transaction costs, income tax expense for the year ended June 30, 2011 would have been 43.4% of income before taxes.

Our income tax expense for the years ended June 30, 2011, 2010 and 2009, and the three-month periods ended September 30, 2011 and 2010:

	Year ended June 30,			Three months ended September 30,
($ in millions)	2011	2010	2009	2011	2010
Income tax expense	$11.3	$13.2	$9.6	$3.7	$2.9
Income tax expense as a % of pretax income	49.3%	38.8%	45.1%	45.9%	57.7%

Intangible Asset Amortization. Our intangible asset amortization for the years ended June 30, 2011, 2010 and 2009, and the three-month periods ended September 30, 2011 and 2010:

	Year ended June 30,			Three months ended September 30,
($ in millions)	2011	2010	2009	2011	2010
Intangible asset amortization expense	$3.1	$0.2	$0.1	$0.9	$0.7
Intangible asset amortization expense as a % of revenues	0.6%	0.1%	0.0%	0.4%	0.5%

We recorded intangible assets of $27.3 million in fiscal year 2011 related to three transactions. These intangible assets have estimated useful lives from 3 to 20 years. We expect intangible asset amortization to increase in fiscal year 2012 due to the full year impact of acquisitions which occurred during fiscal year 2011 and may increase further in future years as we make additional acquisitions.

Public Funding and Regulation. Our public school customers are financed with federal, state and local government funding. Budget appropriations for education at all levels of government are determined through a political process and impacted by general economic conditions, and, as a result, our revenues may be affected by changes in appropriations. Decreases in funding could result in an adverse affect on our financial condition, results of operations and cash flows.

Competition. Providing online education for grades K-12 is becoming increasingly competitive and attracting significant new entrants. As this competition intensifies, it could negatively effect our growth, revenues and operating margins. With the introduction of new technologies and entrants, we expect this competition to intensify.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In the preparation of our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our critical accounting policies have been discussed with the audit committee of our Board.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue in accordance with ASC 605 — Revenue Recognition when all of the following conditions are met: there is persuasive evidence of an arrangement; delivery has occurred or services have been rendered; the amount of fees to be paid by the customer is fixed and determinable; and the collectability of the fee is probable. Once these conditions are satisfied, the amount of revenues we record is determined in accordance with Emerging Issues Task Force (EITF 99-19), Reporting Revenue Gross as a Principal versus Net as an Agent, (codified in ASC 605).

We have determined that the elements of our contracts are valuable to schools in combination, but do not have standalone value. As a result, the elements within our multiple-element contracts do not qualify for treatment as separate units of accounting. Accordingly, we account for revenues received under multiple element arrangements as a single unit of accounting and recognizes the entire arrangement based upon the approximate rate at which we incur the costs associated with each element.

While we have concluded that the elements of our contracts do not have standalone value, we invoice schools in accordance with the established contractual terms and rates. Generally, this means that for each enrolled student, we invoice their school on a per student basis for the following items: (1) access to our online school and online curriculum; (2) learning kits; and (3) student personal computers. We also invoice for management and technology services. We apply ASC 605 to each of these items as follows:

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Access to the Online School and Online Curriculum. Our OLS revenues are generally earned on a per course basis from schools and school districts. Students enrolled through a school are provided access to the OLS and online curriculum. Revenues are earned ratably over the school year, typically 10 months, or over the semester depending on the length of the course.

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Learning Kits. The lessons in our online school are often accompanied with selected printed materials, workbooks, laboratory materials and other manipulative items which we provide to students. We generally ship all learning kits to a student when their enrollment is approved. Once materials have been shipped, our efforts are substantially complete. Therefore, we recognize revenues upon shipment. Shipments for schools that occur in the fourth fiscal quarter that are for the upcoming school year are recorded in deferred revenues. We may also receive reclamation fee income when we reclaim materials for schools at the end of the school year or when a student withdraws from the school.

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Student Personal Computers. We provide many enrolled families with the use of a personal computer and complete technical support through our call center. Revenues are generally earned ratably over the school year. We will also earn revenues for reclamation services when a student withdraws and returns the computer or a computer needs to be exchanged.

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Management, Technology and Educational Services. Under most of our statewide virtual public school and hybrid school contracts, we provide the boards of these schools with turnkey management and technology services. We recognize these revenues ratably over the course of our fiscal year as administrative offices of the school remain open for the entire year. Our management and technology service fees are generally a contracted percentage of yearly school funding. We review our estimates of funding periodically, and revise as necessary, amortizing any adjustments to earned revenues over the remaining portion of the fiscal year. Actual school funding may vary from these estimates or revisions, and the impact of these differences could have a material impact on our results of operations. Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school revenues.

We closely monitor the financial performance of the schools to which we provide turnkey management services. Under the contracts with these schools, we generally take responsibility for any operating expenses that they may incur in a given school year. These expenses include our charges for products and services. In some cases, the school operating expenses may exceed the revenues earned by the school resulting in an operating loss for the school. A school operating loss may result from a combination of cost increases or funding reductions attributable to the following:

•	costs associated with new schools including the initial hiring of teachers, administrators and the establishment of school infrastructure;

•	school requirements to establish contingency reserves;

•	one-time costs such as a legal claim;

•	funding reductions due to the inability to qualify specific students for funding;

•	regulatory or academic performance thresholds which may restrict the ability of a school to fund all expenses;

•	inadequate school funding in particular states; and/or

•	burdensome regulation creating excessive costs.

The fact that a school has an operating loss in one year does not necessarily mean we anticipate losing money on the entire contract, however, a school operating loss may reduce our ability to collect invoices in full. Accordingly, our recognized revenues reflect this reduction. We amortize the estimated school operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. We periodically review our estimates of full year school revenues and full year school operating expenses and amortize the net impact of any changes to these estimates over the remainder of our fiscal year. Actual school operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on our results of operations. Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school revenues and use actual costs incurred in our calculation of school operating losses. In aggregate, the operating losses of the schools we manage have grown substantially. We expect school operating losses to decline in some schools as their enrollment increases and they obtain scale. In aggregate, we expect school operating losses to continue to grow due to start up costs in new states, additional investment in educational programs, and the higher costs associated with our high school offering.

The amount of revenues we record is determined in accordance with ASC 605. For the schools where we provide turnkey management services, we have determined that we are the primary obligor for substantially all expenses of the school. Accordingly, we report certain revenues on a gross basis by recording the associated per student revenues received by the school up to the expenses incurred by the school. These associated gross revenues are recognized when the underlying expenses are incurred by the school. In certain managed school contracts, our revenue is determined directly by per enrollment funding. As our services are performed over the fiscal year, we generally earn and recognize revenues ratably over that period.

Under our Institutional Business distribution channel, we provide services for a school or school district without any fiscal responsibility, and recognize revenues on a net basis. Revenues in our Private Schools are recognized based upon the services provided as described above.

We generate a small percentage of our revenues from the sale of perpetual licenses of curriculum and ongoing support to schools. Under ASC 605-25-25-2, we account for the license and support of separate units of accounting and recognize revenues associated with the license up front and ongoing maintenance and support over the performance period. We also generate a small percentage of our revenues through the sale of our online courses and learning kits directly to consumers. Online course sales are generally month to month subscriptions or for periods of 12 months and customers have the option of paying a discounted amount in full upfront or paying in monthly installments. For those customers electing to pay these subscription fees in their entirety upfront, we record the payment as deferred revenue and amortize the revenues over the life of the subscription. For customers paying monthly, we recognize these payments as revenues in the month earned. Revenues for learning kits are recognized when shipped.

Capitalized Curriculum Development Costs

Our curriculum is primarily developed by our employees and to a lesser extent, by independent contractors. Generally, our courses cover traditional subjects and utilize examples and references designed to remain relevant for long periods of time. The online nature of our curriculum allows us to incorporate user feedback rapidly and make ongoing corrections and improvements. For these reasons, we believe that our courses, once developed, have an extended useful life, similar to computer software. We also create textbooks and other offline materials. Our curriculum is integral to our learning system. Our customers do not acquire our curriculum or future rights to it.

Due to the similarity in development stages and long economic life of curriculum to computer software, we capitalize curriculum development costs incurred during the application development stage in accordance with ASC 350 (formerly Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). ASC 350 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed. Costs that qualify for capitalization are external direct costs, payroll, and payroll-related costs. Costs related to general and administrative functions are not capitalizable and are expensed as incurred. We capitalize curriculum development costs during the design, development and deployment phases of the project. Many of our new courses leverage off of proven delivery platforms and are primarily content, which has no technological hurdles. As a result, a significant portion of our courseware development costs qualify for capitalization due to the concentration of our development efforts on the content of the courseware. Technological feasibility is established when we have completed all planning, designing, coding, and testing activities necessary to establish that a course can be produced to meet its design specifications.

Capitalization ends when a course is available for general release to our customers, at which time amortization of the capitalized costs begins. Capitalized costs are recorded in capitalized curriculum development costs. The period of time over which these development costs will be amortized is generally five years. This is consistent with the capitalization period used by others in our industry and corresponds with our product development lifecycle.

Software Developed or Obtained for Internal Use

We develop our own proprietary computer software programs to provide specific functionality to support both our unique education offering and the student and school management services. These programs enable us to develop courses, process student enrollments, meet state documentation requirements, track student academic progress, deliver online courses to students, coordinate and track the delivery of course-specific materials to students and provide teacher support and training. These applications are integral to our learning system and we continue to enhance existing applications and create new applications. Our customers do not acquire our software or future rights to it.

We capitalize software development costs incurred during the development stage of these applications in accordance with ASC Topic 350. These capitalized development costs are included in capitalized software development costs and are generally amortized over three years.

Impairment of Long-lived Assets

Long-lived assets include property, equipment, capitalized curriculum and software developed or obtained for internal use. In accordance with ASC 360, we review our recorded long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We determine the extent to which an asset may be impaired based upon our expectation of the asset’s future usability as well as on a reasonable assurance that the future cash flows associated with the asset will be in excess of its carrying amount. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. There were no impairment charges for the years ended June 30, 2011 and 2010. We recorded impairment charges on capitalized curriculum of $0.3 million for the year ended June 30, 2009.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. If necessary, a valuation allowance is established, based on the weight of available evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of sufficient future taxable income. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets. However, our ability to forecast sufficient future taxable income is subject to certain market factors that we may not be able to control such as a material reduction in per pupil funding levels, legislative budget cuts reducing or eliminating the products and services we provide and government regulation.

From inception through fiscal year 2005, we had generated significant losses. However, in the three years ending June 30, 2008 we generated increasing operating profit. In addition, our revenues are dependent, among other things, upon the number of student enrollments. During the recruiting season for fall 2008, we received enrollment applications that would provide for additional growth for fiscal year 2009. When considering this positive evidence of future profitability, we believed that our recent history of generating positive pre-tax income is sustainable and is expected to continue to grow as a result of the increasing revenues primarily from virtual public schools. Consequently, as we believed that it is more likely than not that we would be able to utilize substantially all of our net deferred tax asset, we reversed approximately $27.0 million of the valuation allowance on our net deferred tax asset for the year ended June 30, 2008.

Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

As of June 30, 2011, we had federal net operating loss carryforwards of $59.6 million that expire between 2021 and 2031 if unused. We maintain a valuation allowance on net deferred tax assets of $0.9 million as of June 30, 2011 related to state income taxes and foreign net operating losses as we believe it is more likely than not that we will not be able to utilize these deferred tax assets. Due to our net operating loss carryforwards, we do not expect to pay federal income taxes in the next twelve months, other than the alternative minimum tax. Federal net operating loss carryforwards as of June 30, 2011 include $8.9 million and $1.5 million of federal net operating losses generated by KCDL and AEC, respectively, in prior periods, which the Company expects to utilize.

Accounting for Stock-based Compensation

Effective July 1, 2006, the Company adopted the fair value recognition provisions of ASC 718 using the prospective transition method which requires the Company to apply the provisions of ASC 718 only to awards granted, modified, repurchased or cancelled after July 1, 2006. Equity-based compensation expense for all equity-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of ASC 718. The Company recognizes these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting period of the award.

The fair value of restricted stock awards is the fair market value on the date of grant. We use the Black-Scholes option pricing model method to calculate the fair value of stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected stock price volatility and the expected term of the option.

Goodwill and Other Intangibles

We record as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Finite-lived intangible assets acquired in business combinations subject to amortization are recorded at their fair value in accordance with ASU 350. Finite-lived intangible assets include the trade names, customer contracts and non-compete agreements. Such intangible assets are amortized on a straight-line basis over their estimated useful lives.

As of June 30, 2011 and 2010, we had a finite-lived intangible asset balance of $41.8 million and $14.5 million, respectively and accumulated amortization of $3.5 million and $0.4 million, respectively. Amortization expense for the years ended June 30, 2011, 2010 and 2009 was $3.1 million, $0.2 million and $0.1 million, respectively. Future amortization of intangible assets is not yet determinable until a final allocation is completed identifying the finite-lived intangibles and corresponding useful life contributed to AEC. As of June 30, 2011 and 2010, indefinite-lived intangible assets are recorded for $55.6 million and $1.8 million, respectively.

ASC 350 prescribes a two-step process for impairment testing of goodwill and intangibles with indefinite lives, which is performed annually, as well as when an event triggering impairment may have occurred. Goodwill and intangible assets deemed to have an indefinite life are tested for impairment on an annual basis, or earlier when events or changes in circumstances suggest the carrying amount may not be fully recoverable. We have elected to perform our annual assessment on May 31st of each year. For the years ended June 30, 2011, 2010, and 2009 no impairment to goodwill or indefinite-lived intangible assets was recorded. The following table shows the detail of the Company’s indefinite-lived intangible balance for the years ended June 30, 2011 and 2010.

	Year ended June 30,
($ in millions)	2011	2010
Components of indefinite-lived intangibles
Goodwill	$55.3	$1.5
Domain Name	0.3	0.3

Total	55.6	1.8

Consolidation of Noncontrolling Interest

Our consolidated financial statements reflect the results of operations of our Middle East and Middlebury Interactive Languages joint ventures. Earnings or losses attributable to our partner are classified as “net income or net loss attributable to noncontrolling interest” in our consolidated statements of operations. Net income or net loss attributable to noncontrolling interest adjusts our consolidated net results of operations to reflect only our share of the after-tax earnings or losses of an affiliated company. Income taxes attributable to minority interest are determined using the applicable statutory tax rates in the jurisdictions where such operations are conducted.

Redeemable Noncontrolling Interest

In the formation of our joint venture with Middlebury College, at any time after the fifth anniversary of the agreement, Middlebury may give written notice of its irrevocable election to sell all (but not less than all) of its Membership Interest to the Company (put right). The purchase price for Middlebury’s Membership Interest shall be its fair market value and the Company may, in its sole discretion, pay the purchase price in cash or shares of the Company’s common stock. The agreement also includes a provision whereby, if certain milestones are not met related to expanding the business by June 2014, Middlebury will have the option to repurchase certain contributed assets at their fair market value.

The transaction resulted in a change in ownership interest of the subsidiary that did not result in loss of control and was accounted for as an equity transaction in accordance with the provisions of ASC 810. The assets contributed by Middlebury were initially recorded at their fair value. The intangible assets contributed by Middlebury were estimated at a fair value of $14.0 million.

Given the provision of the put right, the redeemable noncontrolling interest is redeemable outside of our control and it is recorded outside of permanent equity at its redemption value fair value in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. We adjust the redeemable noncontrolling interest to redemption value on each balance sheet date with changes in redemption value recognized as an adjustment to retained earnings, or in the absence of retained earnings, by adjustment to additional paid-in-capital. As of June 30, 2011, the estimated redeemable noncontrolling interest was $17.2 million.

Investment in Web International Education Group, Ltd.

We have recorded our minority investment in Web as an available for sale debt security because of our ability to put the investment to other Web shareholders in return for the original $10 million purchase price plus interest. Accordingly, the operating results of Web are not reflected in our consolidated statements of operations. During the year ended June 30, 2011, there was no change to the fair value of our Web investment based on the initial cost of the investment and Web’s financial performance since initial investment.

Results of Operations

Comparison of Three Months Ended September 30, 2011 and Three Months Ended September 30, 2010

Revenues. Our revenues for the three months ended September 30, 2011 were $193.3 million, representing an increase of $58.4 million, or 43.3%, as compared to revenues of $134.9 million for the same period in the prior year. This increase was primarily attributable to 42.1% increase in enrollments in K12 programs from organic growth and acquisitions. The acquisitions of AEC, IS Berne, Kaplan/Insight Assets and KCDL contributed 11.7% to the revenue increase for the three months ended September 30, 2011.

Instructional Costs and Services Expenses. Instructional costs and services expenses for the three months ended September 30, 2011 were $107.6 million, representing an increase of $32.5 million, or 43.3%, as compared to instructional costs and services expenses of $75.1 million for the same period in the prior year. This increase was primarily attributable to a $26.4 million increase in expenses to operate and manage schools. In addition, costs to supply curriculum, books, educational materials and computers to students increased $4.9 million, including a $0.6 million increase in the provision for inventory obsolescence. Amortization of curriculum and learning systems increased $0.9 million. As a percentage of revenues, instructional costs and services expenses were consistent at 55.6% and 55.7% for the three month periods ended September 30, 2011 and 2010, respectively.

Selling, Administrative, and Other Operating Expenses. Selling, administrative, and other operating expenses for the three months ended September 30, 2011 were $71.3 million, representing an increase of $20.8 million, or 41.2%, as compared to selling, administrative and other operating expenses of $50.5 million for the same period in the prior year. This increase was primarily attributable to increases in: strategic marketing including brand awareness and student recruitment; personnel costs, including salaries and incentive compensation; third party commissions related to the Company’s institutional sales; accounting and audit fees related to the Company’s public filing and tax returns; and professional fees related to the Oracle implementation. As a percentage of revenues, selling, administrative, and other operating expenses decreased slightly to 36.9% for the three months ended September 30, 2011 as compared to 37.4% for the same period in the prior year.

Product Development Expenses. Product development expenses for the three months ended September 30, 2011 were $6.2 million, representing an increase of $2.3 million, or 59.0% as compared to product development expenses of $3.9 million for the same period in the prior year. The increase is primarily due to new development projects. As a percentage of revenues, product development expenses increased to 3.2% for the three months ended September 30, 2011 as compared to 2.9% for the same period in the prior year primarily due to the items identified above.

Net Interest Expense. Net interest expense for the three months ended September 30, 2011 was $0.2 million as compared to net interest expense of $0.3 million for the same period in the prior year. The decrease in net interest expense is primarily due to lower average interest rates on capital lease obligations.

Income Taxes. Income tax expense for the three months ended September 30, 2011 was $3.7 million, 45.9% of income before income taxes, as compared to an income tax expense of $2.9 million, or 57.7% of income before taxes, for the same period in the prior year. The decrease in the tax rate is primarily due to a decrease in non-deductible transaction and lobbying costs.

Noncontrolling interest. Noncontrolling interest for the three months ended September 30, 2011 was $0.3 million as compared to noncontrolling interest of a de minimis value for the same period in the prior year. Noncontrolling interest reflects the after-tax losses attributable to shareholders in our joint venture in the Middle East and Middlebury Interactive Languages.

Comparison of Years Ended June 30, 2011 and 2010

Revenues. Our revenues for the year ended June 30, 2011 were $522.4 million, representing an increase of $137.9 million, or 35.9%, as compared to revenues of $384.5 million for the same period in the prior year. Organic revenue growth was 23.7%. Revenue from acquisitions was $40.1 million and contributed 10.4% to revenue growth. Revenue from new initiatives was $7.0 million and contributed 1.8% to revenue growth. Total average enrollments increased 45.7% to 98,890 for the year ended June 30, 2011 from 67,878 for the same period prior year. The increase in average enrollments was attributable to 23.4% acquisition enrollment growth and 22.3% organic enrollment growth.

Instructional Costs and Services Expenses. Instructional costs and services expenses for the year ended June 30, 2011 were $307.1 million, representing an increase of $85.1 million, or 38.3% as compared to instructional costs and services of $222.0 million for the same period in the prior year. This increase was primarily attributable to a $63.9 million increase in expenses to operate and manage schools including the programs acquired with KCDL and the MIL summer programs. In addition, costs to supply curriculum, books, educational materials and computers to students increased $10.6 million, and amortization of curriculum and online learning systems also increased $10.6 million. Included in the $85.1 million increase in instructional costs and services expenses were start-up and launch expenses of $7.5 million for several new initiatives. As a percentage of revenues, instructional costs and services expenses increased to 58.8% for the year ended June 30, 2011, as compared to 57.8% for the same period in the prior year. This increase as a percentage of revenues was primarily attributable to increased amortization of curriculum and online learning systems, expenses for new initiatives that did not have the corresponding growth in revenues in the current period, and an increase in the percentage of high school enrollments relative to total enrollments, as high school enrollments have higher costs as a percentage of revenues due to increased teacher and related services costs. These increases were partially offset by lower fulfillment costs for materials and computers, increased productivity at the schools we manage, and leverage of fixed school infrastructure costs.

Selling, Administrative, and Other Operating Expenses. Selling, administrative, and other operating expenses for the year ended June 30, 2011 were $174.8 million, representing an increase of $57.4 million, or 48.9%, as compared to selling, administrative and other operating expenses of $117.4 million for the same period in the prior year. This increase is primarily attributable to increases in: strategic marketing including brand awareness and student recruitment; personnel costs including those acquired with KCDL and AEC; M&A transaction and integration expenses; depreciation and amortization including the effects of purchase accounting; financial systems and process improvement costs; and one-time stock compensation expenses. Included in the $57.4 million increase in selling, administrative, and other operating expenses are one-time expenses of $9.4 million and expenses of $6.6 million for several new initiatives. As a percentage of revenues, selling, administrative, and other operating expenses increased to 33.5% for the year ended June 30, 2011 as compared to 30.5% for the same period in the prior year primarily due to the items identified above.

Product Development Expenses. Product development expenses for the year ended June 30, 2011 were $16.3 million, representing an increase of $6.7 million, or 69.8%, as compared to product development expenses of $9.6 million for the same period in the prior year. The increase is primarily due to support for the Aventa curriculum acquired during the period as well as new projects including development expenses related to our financial systems implementation. Included in the $6.7 million increase in product development expenses are expenses of $1.8 million for new initiatives and ERP implementation expenses of $1.0 million. As a percentage of revenues, product development expenses increased to 3.1% for the year ended June 30, 2011 as compared to 2.5% for the same period in the prior year primarily due to the items identified above.

Net Interest Expense. Net interest expense for the year ended June 30, 2011 was $1.2 million, as compared to net interest expense of $1.3 million for the same period in the prior year. The decrease is primarily due to lower interest rates on capital leases and notes payable for the year ending June 30, 2011 as compared to the same period in the prior year.

Income Taxes. Income tax expense for the year ended June 30, 2011 was $11.3 million or 49.3% of income before income taxes, as compared to an income tax expense of $13.2 million, or 38.8% of income before taxes, for the same period in the prior year. The increase in rate is primarily attributable to nondeductible costs incurred in the current and prior periods related to transactions that closed during the year ended June 30, 2011. Without these nondeductible transaction costs, the effective income tax rate for the year ended June 30, 2011 would have been 43.4% of income before taxes. This increased rate was reduced somewhat by tax credits recognized in the year ended June 30, 2011 for research and development activities in the current and prior periods. Without these credits, the effective income tax rate for the year ended June 30, 2011 would have been 51.8% of income before taxes.

Noncontrolling interest. Net loss attributable to noncontrolling interest for the years ended June 30, 2011 and 2010 was $1.1 million and $0.6 million, respectively. Noncontrolling interest reflects the after-tax losses attributable to shareholders in our joint venture in the Middle East and Middlebury Interactive Languages.

Comparison of Years Ended June 30, 2010 and 2009

Revenues. Our revenues for the year ended June 30, 2010 were $384.5 million, representing an increase of $68.9 million, or 21.8%, as compared to revenues of $315.6 million for the same period in the prior year. Total average enrollments increased 22.2% to 67,878 for the year ended June 30, 2010 from 55,557 for the same period prior year. The increase in average enrollments was primarily attributable to 19.8% enrollment growth in existing states. New school openings in Alaska, Oklahoma, Virginia, and Wyoming contributed approximately 1.8% to enrollment growth.

Instructional Costs and Services Expenses. Instructional costs and services expenses for the year ended June 30, 2010 were $222.0 million, representing an increase of $25.1 million, or 12.7% as compared to instructional costs and services of $197.0 million for the same period in the prior year. This increase was primarily attributable to a $25.5 million increase in expenses to operate and manage the schools, partially offset by a $0.4 million decrease in costs to supply curriculum, books, educational materials, and computers to students, including depreciation and amortization. As a percentage of revenues, instructional costs decreased to 57.8% for the year ended June 30, 2010, as compared to 62.4% for the same period in the prior year. This decrease as a percentage of revenues was primarily attributable to the lower fulfillment costs for materials and computers, increased volume in reclaimed materials, increased productivity at the schools we serve, and leverage of fixed school infrastructure costs. This decrease in expenses were partially offset by an increase in the percentage of high school enrollments relative to total enrollments from 18.5% to 21.9%, as high school enrollments have higher costs as a percentage of revenues due to increased teacher and related services.

Selling, Administrative, and Other Operating Expenses. Selling, administrative, and other operating expenses for year ended June 30, 2010 were $117.4 million, representing an increase of $30.7 million, or 35.4%, as compared to selling, administrative and other operating expenses of $86.7 million for the same period in the prior year. This increase is primarily attributable to increases in personnel costs including benefits and stock compensation expense, the expansion of our institutional sales force, student recruiting and enrollment costs, professional services acquisition due diligence and transaction related costs, and litigation settlement costs. As a percentage of revenues, selling, administrative and other operating expenses increased to 30.5% for the year ended

June 30, 2010 as compared to 27.5% for the same period in the prior year primarily due to increases in personnel costs including the expansion of our institutional sales force, student recruiting, professional services, and acquisition due diligence and transaction related costs.

Product Development Expenses. Product development expenses for the years ended June 30, 2010 and 2009 were $9.6 million. Employee compensation as well as contract labor costs increased, but were offset by greater utilization of these resources to develop curriculum assets. We continued to add to our high school course catalogue and to our elementary math and remedial reading programs. As a percentage of revenues, product development expenses decreased to 2.5% for the year ended June 30, 2010 as compared to 3.0% for the same period in the prior year as we were able to leverage these costs over a larger revenue base.

Net Interest Expense. Net interest expense for the year ended June 30, 2010 was $1.3 million, as compared to net interest expense of $1.0 million for the same period in the prior year. The increase is primarily due to lower interest income as a result of declining interest rates for the year ending June 30, 2010 as compared to the same period in the prior year.

Income Taxes. Income tax expense for the year ended June 30, 2010 was $13.2 million, or 38.8% of income before income taxes, as compared to an income tax expense of $9.6 million, or 45.1% of income before taxes, for the same period in the prior year. The decrease in rate is primarily attributable to tax credits recognized in the year ended June 30, 2010 for research and development activities in the current and prior periods. Without these credits, income tax expense for the year ended June 30, 2010 would have been $14.7 million or 43.1% of income before taxes.

Noncontrolling interest. Net loss attributable to noncontrolling interest for the years ended June 30, 2010 and 2009 was $0.6 million and $0.6 million, respectively. Noncontrolling interest reflects the after tax losses attributable to shareholders in our joint venture in the Middle East and Middlebury Interactive Languages.

Quarterly Results of Operations

The following table sets forth enrollment data for our Managed Schools, Institutional Business and Private Schools for the nine most recent quarters. These enrollments exclude enrollments for our consumer, A+, post-secondary and classroom pilot programs.

	Sept. 2011	Jun. 2011	Mar. 2011	Dec. 2010	Sep. 2010	Jun. 2010	Mar. 2010	Dec. 2009	Sep. 2009
K12 Total Average Enrollment	134,579	79,906	84,125	83,318	84,950	64,575	68,732	68,519	70,401
Enrollment for Programs Acquired in FY 2011 (1)	—	16,307	16,905	14,978	14,661	—	—	—	—
Enrollment for Programs Acquired in FY 2012 (2)	6,946	—	—	—	—	—	—	—	—

Total Average Enrollment	141,525	96,213	101,030	98,296	99,611	64,575	68,732	68,519	70,401

(1)	Includes enrollees in our iQ Academies, Aventa, and Keystone programs that were acquired from KCDL, and IS Berne.
(2)	Includes enrollees acquired from IS Berne and Insight programs.

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as each line item expressed as a percentage of total revenues. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	Sep. 2011	Jun. 2011	Mar. 2011	Dec. 2010	Sep. 2010	Jun. 2010	Mar. 2010	Dec. 2009	Sep. 2009
Revenues	$193,330	$128,268	$130,293	$129,002	$134,871	$88,321	$96,627	$93,197	$106,325

Costs and expenses
Instructional costs and services	107,579	78,107	77,727	76,195	75,082	55,868	56,479	51,589	58,093
Selling, administrative, and other operating expenses	71,260	52,324	36,763	35,177	50,498	32,329	26,843	24,899	33,327
Product development expenses	6,224	4,029	4,972	3,435	3,911	1,999	2,924	2,415	2,238

Total costs and expenses	185,063	134,460	119,462	114,807	129,491	90,196	86,246	78,903	93,658

Income (loss) from operations	8,267	(6,192)	10,831	14,195	5,380	(1,875)	10,381	14,294	12,667
Interest expense, net	(221)	(237)	(307)	(366)	(297)	(289)	(361)	(324)	(357)

Income (loss) before income tax (expense) benefit and noncontrolling interest	8,046	(6,429)	10,524	13,829	5,083	(2,164)	10,020	13,970	12,310
Income tax benefit (expense)	(3,697)	2,968	(5,260)	(6,119)	(2,931)	427	(3,927)	(4,381)	(5,368)

Net income (loss)	4,349	(3,461)	5,264	7,710	2,152	(1,737)	6,093	9,589	6,942
Add net loss attributable to noncontrolling interest	251	617	335	129	46	412	36	49	141

Net income (loss)—K12 Inc.	$4,600	$(2,844)	$5,599	$7,839	$2,198	$(1,325)	$6,129	$9,638	$7,083

The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

	For the Three Months Ended
	Sep. 2011	Jun. 2011	Mar. 2011	Dec. 2010	Sep. 2010	Jun. 2010	Mar. 2010	Dec. 2009	Sep. 2009
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%

Costs and expenses
Instructional costs and services	55.6	60.9	59.7	59.1	55.7	63.2	58.5	55.4	54.6
Selling, administrative, and other operating expenses	36.9	40.8	28.2	27.3	37.4	36.6	27.8	26.7	31.3
Product development expenses	3.2	3.1	3.8	2.7	2.9	2.3	3.0	2.6	2.1

Total costs and expenses	95.7	104.8	91.7	89.1	96.0	102.1	89.3	84.7	88.0

Income (loss) from operations	4.3	(4.8)	8.3	10.9	4.0	(2.1)	10.7	15.3	12.0
Interest expense, net	(0.1)	(0.2)	(0.2)	(0.3)	(0.2)	(0.4)	(0.3)	(0.3)	(0.3)

Income (loss) before income tax (expense) benefit and noncontrolling interest	4.2	(5.0)	8.1	10.6	3.8	(2.5)	10.4	15.0	11.7
Income tax benefit (expense)	(1.9)	2.3	(4.1)	(4.7)	(2.2)	0.5	(4.1)	(4.7)	(5.0)

Net income (loss)	2.3	(2.7)	4.0	5.9	1.6	(2.0)	6.3	10.3	6.7
Add net loss attributable to noncontrolling interest	0.1	0.5	0.3	0.1	—	0.5	—	—	0.1

Net income (loss)—K12 Inc.	2.4%	(2.2%)	4.3%	6.0%	1.6%	(1.5%)	6.3%	10.3%	6.8%

Discussion of Quarterly Results of Operations

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months schools are serving students in a fiscal quarter. While school administrative offices are generally open year round, a school typically serves students during a 10 month academic year. A school’s academic year typically begins in August or September, our first fiscal quarter, and finishes in May or June, our fourth fiscal quarter. Consequently, our first and fourth fiscal quarters reflect fewer than three complete months of operations when compared to the second and third fiscal quarters.

In the first fiscal quarter, we ship materials to students for the beginning of the school year. New students will enroll after the start of the school year, but in significantly smaller numbers. This generally results in higher materials revenues and margin in the first quarter versus other quarters. In the first and fourth fiscal quarters, online curriculum and computer revenues are generally lower as these revenues are primarily earned during the school academic year which may provide for only one or two months of these revenues in these quarters versus the second and third fiscal quarters. Management and technology service revenues are recognized ratably over the course of our fiscal year. The combined effect of these factors results in slightly higher revenues in the first fiscal quarter than in the subsequent quarters.

Operating expenses are also seasonal. Instructional costs and services expenses increase in the first fiscal quarter primarily due to the costs incurred to ship student materials at the beginning of the school year. Instructional costs may increase significantly quarter-to-quarter as school operating expenses increase. For example, enrollment growth will require additional teaching staff, thereby increasing salary and benefits expense. School events may be seasonal, (e.g., professional development, proctored exam related expenses, and community events) impacting the quarterly change in instructional costs. The majority of our recruiting and enrollment expenses are incurred in the first and fourth fiscal quarters, as our primary enrollment season is July through September. A significant portion of our overhead expenses does not vary with the school year or enrollment season.

Discussion of Seasonality of Financial Condition

Certain accounts in our balance sheet are subject to seasonal fluctuations. As our enrollments and revenues grow, we expect these seasonal trends to be amplified. The bulk of our materials are shipped to students prior to the beginning of the school year, usually in July or August. In order to prepare for the upcoming school year, we generally build up inventories during the fourth quarter of our fiscal year. Therefore, inventories tend to be at the highest levels at the end of our fiscal year. In the first quarter of our fiscal year, inventories tend to decline significantly as materials are shipped to students. In our fourth quarter, inventory purchases and the extent to which we utilize early payment discounts will impact the level of accounts payable.

Accounts receivable balances tend to be at the highest levels in the first quarter of our fiscal year as we begin billing for all enrolled students and our billing arrangements include upfront fees for many of the elements of our offering. These upfront fees result in seasonal fluctuations to our deferred revenue balances. Generally, deferred revenue balances related to the schools tend to be highest in the first quarter, when the majority of students enroll. Since the deferred revenue is amortized over the course of the school year, which ends in June, the balance is typically at its lowest at the end of our fiscal year. Generally, deferred revenues from virtual public schools and hybrid schools have not been a source of liquidity as most schools receive their funding over the course of the year. In the fourth quarter of fiscal year 2010, we recorded deferred revenues for early materials shipments for the upcoming school year. Also, in the fourth quarter of fiscal year 2010, we received an early payment for the upcoming school year however that is not typical.

The deferred revenue related to our direct-to-consumer business results from advance payments for 12 month subscriptions to our online school. These advance payments are amortized over the life of the subscription and tend to be highest at the end of the fourth quarter and first quarter, when the majority of subscriptions are sold. Also at the end of the fourth quarter, we will record deferred revenues for the Middlebury summer language program as students typically prepay for attending the programs that conclude in July.

Liquidity and Capital Resources

As of September 30, 2011 and June 30, 2011, we had cash and cash equivalents of $133.5 million and $193.1 million, respectively, excluding restricted cash. We financed our capital expenditures during the three months ended September 30, 2011 primarily with cash and capital lease financing. As of September 30, 2011 and June 30, 2011, our cash balance included $3.9 million and $6.6 million, respectively, associated with our joint ventures.

In addition to our cash and line of credit, we had accounts receivable of $214.4 million, and $96.2 million as of September 30, 2011 and June 30, 2011, respectively. Our accounts receivable provide an additional source of liquidity as cash payments are collected from customers in the normal course of business. Our accounts receivable balance fluctuates throughout the year based on the timing of customer billings and collections and accounts receivable tend to be at the highest levels in the first quarter as we begin billing for students.

We have a $35 million line of credit with PNC Bank that expires December 2012. As of September 30, 2011 no borrowings were outstanding on the line of credit and approximately $0.3 million was reserved for a letter of credit.

In August 2011, we amended our equipment lease line of credit with PNC Equipment Finance, LLC to increase the amount available for new purchases to $18 million with an expiration date of August 2012. The interest rate on the borrowings is set at the time of borrowing based upon interest rates in the federal Reserve Statistical Release H.15.

For the quarter ended September 30, 2011, we borrowed $14.3 million to finance the purchase of student computers and other equipment at an interest rate of approximately 2.6% bringing the total balance outstanding at September 30, 2011 to $30.8 million. These leases include a 36-month payment term with a bargain purchase option at the end of the term. Accordingly, we include this equipment in property and equipment and the related liability in capital lease obligations. In addition, we have pledged the assets financed with the equipment lease line to secure the amounts outstanding.

On April 15, 2011, we entered into an agreement with TCV for their purchase of 4 million shares of K12 common stock for total proceeds of approximately $125.8 million. The investment was closed and funded on April 27, 2011. The proceeds are unrestricted and may be used for acquisitions, strategic investments and general corporate purposes.

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases, capital equipment leases and other operating leases. We lease all of our office facilities. We expect to make future payments on existing leases from cash generated from operations. We believe that the combination of funds currently available, including the investment by TCV and funds to be generated from operations will be adequate to finance our ongoing operations for the foreseeable future. In addition, we continue to explore acquisitions, strategic investments, and joint ventures related to our business that we may acquire using cash, stock, debt, contribution of assets or a combination thereof. We anticipate making an additional investment in Web using our available cash or common stock.

Redemption Right of Middlebury College

In the formation of our joint venture with Middlebury College (“Middlebury”), at any time after the fifth (5th) anniversary of the agreement, Middlebury may give written notice of its irrevocable election to sell all (but not less than all) of its Membership Interest to us (put right). Given the put right is redeemable outside of our control it is recorded outside of permanent equity at its estimated redemption value. The purchase price for Middlebury’s Membership Interest shall be its fair market value and we may, in our sole discretion, pay the purchase price in cash or shares of our common stock. We will record the redemption value of the redeemable noncontrolling interest on each balance sheet date in accordance with EITF Topic D-98 and any changes to the redemption value should be recognized as adjustments to retained earnings, or in the absence of retained earnings, by adjustment to additional paid-in capital. As of September 30, 2011, the redeemable noncontrolling interest was $17.2 million. The agreement also includes a provision whereby, if certain milestones are not met related to expanding the business by June 2014, Middlebury will have the option to repurchase certain contributed assets at their fair market value.

Comparison of the Three Months Ended September 30, 2011 and the Three Months Ended September 30, 2010

Operating Activities

Net cash used in operating activities for the three months ended September 30, 2011 and 2010 was $35.0 million and $4.8 million, respectively. The increase was a result of increases in accounts receivable and prepaid expenses, offset by increases in accounts payable, accrued expenses and deferred revenue.

The increase in accounts receivable was primarily attributable to our growth in revenues. Accounts receivable balances tend to be at the highest levels in the first quarter as we begin billing for students. Deferred revenues are primarily a result of invoicing upfront fees, not cash payments. Deferred revenues increased primarily due to growth in enrollments. Deferred revenue balances tend to be highest in the first quarter, when the majority of students enroll, and are generally amortized over the course of the fiscal year.

The increase in accounts payable is primarily due to the timing of payments to vendors and service providers for strategic marketing and student recruiting expenses, transaction related costs, professional services, and equipment purchases. The decrease in inventories is primarily due to materials shipments to students, partially offset by purchases. The increase in cash used in accrued compensation and benefits is primarily due to a net increase in incentive compensation payments.

Investing Activities

Net cash used in investing activities for the three months ended September 30, 2011 and 2010 was $21.3 million and $11.8 million, respectively.

Net cash used in investing activities for the three months ended September 30, 2011 was primarily due to purchases of property and equipment of $4.9 million, investment in capitalized curriculum development of $3.7 million, primarily related to the production of high school courses and middle school math courses; and the purchase of Kaplan/Insight Assets of $12.6 million.

In addition to the investing activities above, for the three months ended September 30, 2011, we financed through capital leases purchases of student computers and other equipment in the amount of $14.3 million.

Net cash used in investing activities for the three months ended September 30, 2010 was primarily due to purchases of property and equipment of $8.6 million including $3.8 million to license an enterprise software application, and investment in capitalized curriculum development of $3.2 million, primarily related to the production of high school courses and middle school math courses.

In addition to the investing activities above, for the three months ended September 30, 2010, we financed through capital leases purchases of student computers and other equipment in the amount of $10.4 million.

Financing Activities

Net cash used in financing activities for the three months ended September 30, 2011 and 2010 was $3.5 million and $2.8 million, respectively.

For the three months ended September 30, 2011, net cash used in financing activities was primarily due to payments on capital leases and notes payable of $4.7 million and the repurchase of restricted stock for income tax withholding of $0.6 million partially offset by proceeds from the exercise of stock options of $1.0 million. As of September 30, 2011, there were no borrowings outstanding on our $35 million line of credit.

For the three months ended September 30, 2010, net cash used in financing activities was primarily due to payments on capital leases and notes payable of $4.0 million, partially offset by proceeds from the exercise of stock options of $1.1 million and the excess tax benefit from stock based compensation of $0.1 million.

Comparison of the Years Ended June 30, 2011, 2010 and 2009

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2011 was $67.2 million compared to net cash provided by operating activities for same period in the prior year of $54.7 million.

While net income decreased, cash provided by operating activities increased primarily due to an increase in depreciation and amortization, a reduction in growth of accounts receivable, and increases in stock compensation expense and deferred rent. Offsetting these factors was an increase in cash used in inventories.

The increase in depreciation and amortization was due to additional assets placed in service and the effects of purchase accounting. The reduction in growth of accounts receivable was primarily due to the timing of receipts. The increases in accounts payable was primarily due to the timing of payments including fourth quarter inventory purchases. We increased inventory purchases primarily in anticipation of growth for fiscal year 2012.

Net cash provided by operating activities for the year ended June 30, 2010 was $54.7 million as compared to net cash used by operating activities for the year ended June 30, 2009 of $9.4 million.

The increase in cash provided by operating activities was primarily due to an increase in net income, lower inventory purchases as we were benefiting from more efficient purchasing, a greater use of reclaimed student materials, and improved coordination with suppliers. The change in accounts payables increased cash primarily from the timing and lower level of inventory purchases as compared to the prior year. Collections of accounts receivable included receipts of Agora that were delayed in the prior year. Deferred revenues increased cash due to early payments from one school and for our Middlebury summer language program, as well as early shipments of student materials for the upcoming school year. Cash also increased from the change in deferred income taxes driven by an increase in pre-tax income.

Investing Activities

Net cash used in investing activities for the years ended 2011, 2010 and 2009 was $83.0 million, $24.3 million and $27.9 million, respectively.

Net cash used in investing activities for the year ended June 30, 2011 was primarily due to investment in capitalized curriculum of $18.1 million, primarily related to the production of high school courses and elementary school math courses; investment of $29.6 million in property and equipment, including internally developed and purchased software, the purchase of AEC for $24.5 million, $0.8 million for the International School of Berne, and the investment in Web for $10 million.

Net cash used in investing activities for the year ended June 30, 2010 was primarily due to investment in capitalized curriculum of $13.9 million, primarily related to the production of high school courses and elementary school math courses, and an investment of $10.4 million in property and equipment, including internally developed and purchased software.

Net cash used in investing activities for the year ended June 30, 2009 was primarily due to investment in capitalized curriculum of $13.9 million, primarily related to the production of high school courses, and an investment of $13.9 million in property and equipment, including internally developed and purchased software.

In addition to the investing activities above, in fiscal years 2011, 2010 and 2009, we financed through capital leases purchases of computers for use by students, in the amounts of $15.6 million, $12.2 million and $16.0 million, respectively. Also in fiscal year 2010, we contributed assets and cash to MIL, our joint venture with Middlebury College.

Financing Activities

Net cash provided by financing activities for the years ended June 30, 2011, 2010 and 2009 was $127.1 million, $1.9 million and $15.0 million, respectively.

For the year ended June 30, 2011, net cash provided by financing activities primarily consists of the proceeds from the issuance of common stock to TCV of $125.6 million, the exercise of stock options of $13.4 million, and the excess tax benefit from stock compensation expense of $5.0 million. These amounts were partially offset by payments on capital leases and notes payable totaling $17.1 million. As of June 30, 2011, there were no borrowings outstanding on our $35 million line of credit.

For the year ended June 30, 2010, net cash provided by financing activities primarily consists of the proceeds from the exercise of stock options of $8.5 million, proceeds received from the minority interest contribution of $3.4 million, and the excess tax benefit from stock compensation expense of $3.9 million. These amounts were partially offset by payments on capital leases and notes payable totaling $14.0 million. As of June 30, 2010, there were no borrowings outstanding on our $35 million line of credit.

For the year ended June 30, 2009, net cash provided by financing activities primarily consists of the proceeds from the exercise of stock options of $9.8 million, proceeds received from the minority interest contribution of $5.0 million, proceeds from notes payable of $3.1 million, and the excess tax benefit from stock compensation expense of $7.0 million. These amounts were partially offset by payments on capital leases and notes payable totaling $9.9 million.

Contractual Obligations

Our contractual obligations consist primarily of leases for office space, capital leases for equipment and other operating leases. The following summarizes our long-term contractual obligations as of June 30, 2011:

	Total	For the Years Ended June 30,
		2012	2013	2014	2015	2016	Thereafter
Contractual Obligations at June 30, 2011	(in thousands)
Capital leases (1)	$21,176	$12,448	$6,903	$1,825	$—	$—	$—
Operating leases	50,887	4,977	4,450	4,626	4,603	4,349	27,882
Long term obligations (1)	3,869	1,513	1,571	785	—	—	—

Total	$75,932	$18,938	$12,924	$7,236	$4,603	$4,349	$27,882

(1)	Includes interest expense.

For the schools where we provide turnkey management services, we typically take responsibility for any school operating losses that the school may incur. These individual school operating losses, if they occur, are recorded at the time as a reduction in revenues. Potential school operating losses are not included as a commitment or obligation in the above table as they cannot be determined at this time and many not even occur.

There were no substantial changes to our guarantee and indemnification obligations in the three months ended September 30, 2011 from those disclosed in our fiscal year 2011 audited consolidated financial statements. The total amount due under contractual obligations increased during the three months ended September 30, 2011 primarily due to approximately $10.3 million for capital leases related to student computers, net of payments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for any of the years in the three year period ended June 30, 2011 or in the quarter ended September 30, 2011. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value measurements and Disclosures, which requires new disclosures for transfers in and out of Level 1 and Level 2 and activity in Level 3 of the fair value hierarchy. ASU 2010-06 requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In the reconciliation for fair value measurements using Level 3 inputs, a reporting entity should present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for new disclosures and clarification of existing disclosures for interim and annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements in the Level 3 activity rollforward. The provisions of ASU 2010-06 related to new disclosures and clarification of existing disclosures was adopted by the Company beginning January 1, 2010. As ASU 2010-06 relates only to disclosure, the adoption of these provisions did not have a material impact on its financial condition, results of operations, and disclosures. The provisions of ASU 2010-06 related to Level 3 rollforward activity are effective for fiscal years beginning after December 31, 2010 and will be effective for the Company on July 1, 2011. The Company is currently evaluating the impact that the adoption of ASU 2010-06 will have on our financial condition, results of operations, and disclosures.

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts, which provides authoritative guidance on application of goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not a goodwill impairment exists. The guidance is effective for the Company beginning on July 1, 2011. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2010-28 will have on our financial condition, results of operations, and disclosures.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combination, which provides authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination has occurred as of the beginning of the prior annual period. The guidance is effective for the Company for business combinations with acquisition dates beginning July 1, 2011. The company is currently evaluating the potential impact, if any, of the adoption, of ASU 2010-29 will have on our financial condition, results of operations or disclosures.

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS, authoritative guidance clarifying the application of existing fair value measurements and disclosure requirements. This guidance will be effective for our interim and annual reporting periods beginning January 1, 2012. Management has not yet determined the effect that the application of this guidance will have on K12’s consolidated financial statements

In June 2011, the FASB issues ASU 2011-05, Presentation of Comprehensive Income, which provides authoritative guidance on disclosure requirements for comprehensive income. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for the Company beginning on July 1, 2012. The Company does not expect the guidance to impact its consolidated financial statements, as it only requires a change in the format of presentation.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides authoritative guidance to simplify how entities, both public and nonpublic, test goodwill for impairment. This accounting update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance will be effective for the Company beginning on July 1, 2012, with early adoption permitted. The Company does not expect the guidance to impact its consolidated financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

At September 30, 2011 and June 30, 2011, we had cash and cash equivalents totaling $133.5 million and $193.1 million, respectively. Our excess cash has been invested primarily in U.S. Treasury money market funds although we may also invest in money market accounts, government securities, corporate debt securities and similar investments. Future interest and investment income is subject to the impact of interest rate changes and we may be subject to changes in the fair value of our investment portfolio as a result of changes in interest rates. At September 30, 2011, a 1% gross increase in interest rates earned on cash would result in $1.3 million annualized increase in interest income.

Our short-term debt obligations under our revolving credit facility are subject to interest rate exposure; however, as we had no outstanding balance on this facility as of June 30, 2011 and September 30, 2011, fluctuations in interest rates had no impact on our interest expense.

Foreign Currency Exchange Risk

We currently operate in several foreign countries, but we do not transact a material amount of business in a foreign currency and therefore fluctuations in exchange rates will not have a material impact on our financial statements. However, we are pursuing additional opportunities in international markets and expect our international presence to grow. If we enter into any material transactions in a foreign currency or establish or acquire any subsidiaries that measure and record their financial condition and results of operation in a foreign currency, we will be exposed to currency transaction risk and/or currency translation risk. Exchange rates between U.S. dollars and many foreign currencies have fluctuated significantly over the last few years and may continue to do so in the future. Accordingly, we may decide in the future to undertake hedging strategies to minimize the effect of currency fluctuations on our financial condition and results of operations.

BUSINESS

Our Company

We are a technology-based education company. We offer proprietary curriculum, software systems and educational services designed to facilitate individualized learning for students primarily in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $240 million to develop and, to a lesser extent, acquire curriculum and online learning platforms that promote mastery of core concepts and skills for students of all abilities. This learning system combines our curriculum and offerings with an individualized learning approach well-suited for virtual public schools, hybrid schools, school district online programs, public charter schools and private schools that utilize varying degrees of online and traditional classroom instruction, and other educational applications. We are also expanding our offering of foreign languages with MIL, our joint venture with Middlebury College. We also expanded our international business by making an investment in a 20% ownership interest in Web, a company providing English instruction to young adults in China, and also are investing in the U.S. post-secondary market through Capital Education, our wholly owned subsidiary.

As with a traditional public school, a virtual public school or hybrid school must comply with state education regulations. The fundamental difference between traditional public schools and virtual public schools is that students attend virtual public schools and hybrid schools primarily over the Internet instead of traveling to a physical classroom. In their online learning environment, students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, in virtual classroom environments, and sometimes face-to-face. The majority of states have embraced virtual public schools or hybrid schools as a means to provide families with a publicly-funded alternative to a traditional classroom-based education. For parents who believe their child is not thriving and for whom relocating or attending a private school is not an option, virtual public schools and hybrid schools can provide a compelling choice. From an education policy standpoint, virtual public schools and hybrid schools often represent a savings to the taxpayers when compared with traditional public schools because they are generally funded at a lower per pupil level than the per pupil state average as reported by the U.S. Department of Education. Finally, because parents are generally not required to pay tuition to attend a public school, virtual public schools and hybrid schools make our learning system an attractive alternative within the public school system.

Our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from individual courses to complete turnkey online schools, are offered to our charter school, school district and private school partners. Virtual public schools and hybrid schools under turnkey management contracts accounted for approximately 85% of our revenue for the year ended June 30, 2011. For the 2011-12 school year, we will manage schools in 29 states and the District of Columbia. In July 2010, through our acquisition of KCDL, we added iQ Academies and now manage these programs in five states where we also manage other virtual public schools. These Managed Schools generally are able to enroll students on a statewide basis. We are serving a growing number of hybrid schools, the first of which opened in Chicago in 2006. A hybrid school is a virtual public school that combines the benefits of face-to-face time for students and teachers in a traditional classroom setting along with the flexibility and individualized learning advantages of online instruction.

We are serving a growing number of schools and school districts enabling them to offer our course catalogue to students either full-time or on an individual course basis. We have established a dedicated sales team to focus on this sector and, through our acquisition of KCDL in July 2010 and AEC in December 2010, we increased the size and expertise of our sales team, added a reseller network, and expanded our course portfolio. The services we provide to these districts are designed to assist them in launching their own virtual school or hybrid programs and vary according to the needs of the individual school districts and may include teacher training programs, administrator support and our student account management system. With our services, districts can offer programs that allow students to participate full-time, as their primary school, or part-time, supplementing their education with core courses, electives or credit recovery options. We currently serve school districts or individual schools in all 50 states.

We manage three online private schools where parents can enroll students on a tuition basis for a full-time online education or individual courses to supplement their children’s traditional instruction. In 2008, we launched the K12 International Academy, a private school that we operate using our curriculum. This school is accredited and enables us to offer students worldwide the same full-time education programs that we provide to the virtual public schools and hybrid schools we manage, including the option to enroll in individual courses. This school is organized as a private international school and enrolled students can interact with their classmates from more than 60 countries. Through our acquisition of KCDL, we added The Keystone School, a private school that has been serving students for over 35 years and offers online and correspondence courses. In January 2011, we announced a partnership with the George Washington University to launch an online private high school, GWUOHS. The program offers our college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities. In April 2011, we acquired the operations of IS Berne, a traditional private school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation.

We provide educational services to post-secondary institutions through our subsidiary, Capital Education. Programs are designed for colleges and universities seeking to build or expand their online presence. Our services include course development and distribution through a proprietary learning management platform, hosting and technical support, student advisory services and program administration.

We made an investment for a 20% ownership interest in Web, a provider of English language training in China. This strategic investment also gives us the option to acquire the remainder of the company within a period of five years. Web serves learners of all ages including university students, government workers, and employees of international companies. Web currently has an extensive network of learning centers throughout China. The investment will primarily be used by Web to expand its learning center network into more cities in China. Web education centers are outfitted with learning labs that include modern computer terminals and internet connections. Students can access our curriculum and other electronic learning resources from the Web centers.

Across our educational programs, families come from a broad range of social, economic and academic backgrounds. They share the desire for individualized instruction so as to maximize their child’s potential. Examples include, but are not limited to, families with: (i) students seeking to learn faster or slower than they could in a “one size fits all” traditional classroom; (ii) safety, social and health concerns about their local school; (iii) students with disabilities who are underserved in traditional classrooms; (iv) students with geographic or travel constraints; and (v) student-athletes and performers who are not able to attend regularly scheduled classes. Our individualized learning approach allows students to optimize their academic performance and, therefore, their chances of achieving their goals.

Our Market

Through our many distribution channels, we serve the U.S. market for K-12 education and are expanding our offerings internationally. The U.S. market for K-12 education is large and the acceptance of online learning continues to grow. For example:

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According to the NCES, a division of the U.S. Department of Education, approximately 50 million students attended K-12 public schools during the 2010-11 school year. In addition, according to National Home Education Research, approximately two million students are home schooled and, according to the NCES, approximately six million students are enrolled in private schools. Many of these students will take an online course and a small percentage will enroll in a full-time online program.

•	According to the NCES, the public school system alone encompassed more than 98,000 schools and approximately 14,000 districts during the 2008-09 school year.

•	The NCES estimates that total spending in the K-12 market was $650 billion for the 2009-10 school year.

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According to iNACOL, as of August 2010, 48 states had established a significant form of online learning initiative. Also according to iNACOL, in 2010, over 4 million K-12 students participated in a formal online learning program, and online learning enrollments were growing by 46% a year and the growth rate is accelerating.

Parents and lawmakers are demanding increased standards and accountability in an effort to improve academic performance in U.S. public schools. As a result, each state is now required to establish performance standards and to regularly assess student progress relative to these standards. We expect continued focus on academic standards, assessments and accountability in the future. The precise forms of accountability will be debated as part of the reauthorization of ESEA, which could occur in 2012. The Obama Administration has issued a Blueprint for ESEA Reauthorization and we view the focus on quality curriculum in this initiative to achieve the goal of college-ready students as a positive step and one that is consistent with the rigor of our academic programs and curriculum.

Many parents and educators are also seeking alternatives to traditional classroom-based education that can help improve academic achievement. Demand for these alternatives is evident in the growing number of choices available to parents and students. For example, charter schools emerged in 1988 to provide an alternative to traditional public schools. Currently, there are over 5,000 charter schools operating in 41 states and the District of Columbia with an estimated enrollment of over 1.7 million students according to the Center for Education Reform. Similarly, acceptance of online learning initiatives, including not only virtual public schools but also online testing and Internet-based professional development, has become widespread. In addition, the current presidential administration has supported charter school growth by linking the removal of restrictions on the growth of charter schools to federal stimulus funding, including “Race to the Top” grants. As a result, many states that have placed enrollment caps or other limitations on charter schools, including online charter schools, are in the process of eliminating or revising such restrictions. In 2011, six states, Florida, Indiana, Michigan, Oregon, Tennessee, and Utah, passed legislation which expanded online learning opportunities.

Competition

We face varying degrees of competition from a variety of education companies because our learning system encompasses many components of the educational development and delivery process. We compete primarily with companies that provide online curriculum and school support services to K-12 virtual public schools, hybrid schools and school districts. These companies include Advanced Academics (DeVry, Inc), Connections Academy, LLC (recently announced to be acquired by Pearson PLC), White Hat Management, LLC, and National Network of Digital Schools Management Foundation Inc., among others. We also face competition from online and print curriculum developers. The online curriculum providers include Apex Learning Inc., Archipelago Learning, Inc., Compass Learning, OdysseyWare, Plato Learning, Inc., Renaissance Learning, Inc., and traditional textbook publishers include McGraw-Hill Companies, Pearson PLC and Houghton Mifflin Harcourt. We also compete with institutions such as The Laurel Springs School (Nobel Learning Communities, Inc.), and the National Connections Academy for online private school students. Additionally, we expect increased competition from CMOs, state-run online programs such as Florida VirtualSchool, and post-secondary and supplementary education providers that have sought to establish a presence in the K-12 virtual school sector, including DeVry, Inc.

We believe that the primary factors on which we compete are:

•	extensive experience in, and understanding of, K-12 virtual schooling;

•	track record of academic results and customer satisfaction;

•	quality of curriculum and online delivery platform;

•	qualifications and experience of teachers;

•	comprehensiveness of school management and student support services; and

•	cost of the solution.

We are unable to provide meaningful data with respect to our market share. At a minimum, we believe that we serve the market for K-12 education, and in almost all jurisdictions, in which we operate, we currently serve far less than 1% of the public school students from the geographic area in which virtual public school or hybrid school enrollments are drawn. Defining a more precise relevant market upon which to base a share estimate would not be meaningful due to significant limitations on the comparability of data among jurisdictions. For example, some providers to K-12 virtual public schools serve only the high school segment; others serve the elementary and middle school segment, and a few serve both. Furthermore, some school districts offer their own virtual programs. Parents in search of an alternative to their local public school also have a number of substitutable choices beyond virtual public schools or hybrid schools including private schools, charter schools, home schooling, and blended public schools. In addition, our integrated learning system consists of components that face competition from many different education industry segments, such as traditional textbook publishers, test and assessment firms and private education management companies. Finally, our learning system is designed to operate domestically and internationally over the Internet, and thus the geographic addressable market is global and indeterminate in size.

Our Competitive Strengths

We believe the following to be our key competitive strengths:

Proprietary Curriculum Specifically Designed for a Technology-Enabled Environment and Individualized Learning. We specifically designed our curriculum for online learning. It utilizes a combination of innovative technologies, including flash animations, online interactivity and real-time individualized feedback, which are complemented by textbooks and other offline course materials to create an engaging and highly-effective curriculum and drive greater, more consistent academic achievement.

Flexible, Integrated and Adaptive Online Learning Platform. Our online learning platform provides a highly flexible and effective means for delivering educational content to students and allows us to adapt content on a real-time basis. Our platform offers assessment capabilities to identify the current and targeted academic level of achievement for each student, measures mastery of each learning objective, updates each student’s lesson plan for completed lessons and enables us to track the effectiveness of each lesson with each student on a real-time basis.

Expertise in Advocating the Benefits of Virtual Schooling to Policy Makers. Our in-house education policy experts and external relationships have allowed us to help education policymakers understand the benefits of online learning and establish highly effective, publicly-funded education alternatives for parents and their children. This expertise has resulted in expansion of our core online public school model to include hybrid schools, Flex schools, and credit recovery programs.

Track Record of High Customer Satisfaction. The efficacy of our learning system has also helped us achieve consistently high levels of customer satisfaction, which has been a strong contributor to our growth, helps drive new student referrals and leads to re-enrollments.

Highly Scalable Model. We have built our educational model and learning systems to successfully and efficiently serve the academic needs of a large, dispersed student population. Our ability to leverage the historical investment we made in developing our learning system and our ability to deliver our offering over the Internet enables us to successfully serve a greater number of students at a reduced level of capital investment.

Ability to Enter Adjacent Markets. Through organic expansion and select acquisitions, we have been able to leverage our curriculum and learning systems to serve school districts throughout the country that are increasingly dependent on online learning programs to satisfy diverse student needs at lower than traditional costs.

Our Growth Strategy

We believe our strengths in developing engaging and effective curriculum and providing technology-based services provide us with a sustainable competitive advantage to serve the increasing demands for online education. Our growth strategy consists of leveraging the investment we have already made in our curriculum and learning system to serve adjacent markets and to diversify our risk profile. This strategy consists of the following components:

Increase Enrollments at Existing Virtual Public Schools and Hybrid Schools. In the 2011-12 school year, we will manage virtual public schools or hybrid schools in 29 states. We plan to continue to drive increased enrollments at these schools through targeted marketing efforts and referrals. In a number of states where we contract with virtual public schools and hybrid schools, regulations limit student enrollment or enrollment growth. We intend to work with schools, legislators, state departments of education, educators and parents to find solutions that will remove enrollment restrictions and allow access for every child.

Expand Virtual Public School and Hybrid School Presence into Additional States. The flexibility and comprehensiveness of our learning system allows us to efficiently adapt our curriculum to meet the individual educational standards of any state with minimal capital investment. We will continue to assist states in establishing virtual public schools and hybrid schools and to contract with them to provide our curriculum, online learning platform and related services.

Accelerate Sales to Schools and School Districts. We have increased our distribution capacity to schools and school districts by direct hiring of additional sales representatives, acquiring a sales team through our acquisition of KCDL and acquiring distributor relationships through our acquisition of AEC. We intend to combine these resources to increase sales in this distribution channel.

Add Enrollments in our Private Schools. We currently operate three different online private schools that we believe appeal to a broad range of students and families. We look to drive increased enrollments in these schools by increasing awareness and through targeted marketing programs.

Pursue International Opportunities to Offer Our Learning System. In addition to our Middle East joint venture created in 2008, we believe our investment in Web provides us with a foundation to offer our educational products and services to students in the large and growing Chinese education market. We also believe there is strong worldwide demand for high-quality, online education from U.S. families living abroad, expatriate families and foreign students who seek a U.S.-style of education, and the schools and school systems that serve them in their local market. Our ability to operate virtually is not constrained by the need for a physical classroom or local teachers, which makes our learning system ideal for use internationally.

Develop Additional Channels Through Which to Deliver our Learning System. We plan to evaluate other delivery channels on a routine basis and to pursue opportunities where we believe there is likely to be significant demand for our offering, such as direct classroom instruction, hybrid classroom models, supplemental educational offerings, and individual products packaged and sold directly to parents and students.

Pursue Strategic Partnerships and Acquisitions. We operate a joint venture with Middlebury College to develop online foreign language courses. We intend to pursue additional opportunities with highly-respected partners like Middlebury College where we can be a valued added partner by leveraging our expertise in curriculum development and educational services to serve more students. For example, our partnership with Blackboard Inc. provides our unique developmental math and English courses to students in higher education institutions. We will also continue to pursue acquisitions at attractive valuations that complement our existing educational offering and business capabilities.

Recent Acquisitions, Partnerships, Strategic Investments, and Equity Private Placement

In the last two years, we completed several strategic transactions to accelerate our growth, expand our course catalogue and service offering, extend our distribution capabilities, and strengthen our balance sheet. With these initiatives, and our acquisitions of AEC and IS Berne in fiscal year 2011 and of certain assets of Kaplan Virtual Education early in fiscal year 2012, we believe we have improved our growth potential and the ability to scale our business even further.

Formation of Middlebury Interactive Languages LLC

In April 2010, we formed a joint venture with Middlebury College, known as MIL, to develop online foreign language courses. We contributed substantially all of the assets in our Power-Glide Language Courses Inc.

subsidiary, along with certain intellectual property licenses and cash for a 60% interest in the joint venture. As a majority-owned subsidiary, we consolidate the financial statements of MIL into our financial statements. Middlebury College contributed a license to use its school name, its Middlebury-Monterey Language Academy (“MMLA”) business and cash for a 40% interest in the joint venture. We offer these MIL courses in our virtual public schools and hybrid schools and to school districts and believe they have wide applicability in online learning. MIL creates innovative, online language programs for pre-college students and leverages Middlebury College’s recognized experience in foreign language instruction and our expertise in online education. Language faculty from Middlebury collaborates with MIL to develop and manage the academic content of the Web-based language courses. The new courses use features such as animation, music, videos and other elements that immerse students in new languages. The first courses completed include beginner French and Spanish for high school students. The joint venture also plans to expand MMLA to include a language immersion summer program for middle and high school students. MMLA offers Arabic, Chinese, French, German, Italian and Spanish at its summer four-week residential sessions held at college campuses.

Acquisition of KC Distance Learning, Inc.

In July 2010, we acquired all of the stock of KCDL, a provider of online curriculum and public and private virtual education, by issuing to its parent company, KCDL Holdings LLC, 2,750,000 shares of a new class of stock designated as Series A Special Stock, which had a value at closing of $63.1 million. In January 2011, we held a Special Meeting at which our common stockholders approved conversion and voting rights for the holders of the Series A Special Stock. As a result, the holders now have the right to convert those shares into common stock on a one-for-one basis and to vote on all matters presented to K12 common shareholders, other than for the election and removal of directors, for which the holders have no voting rights unless converted to common.

KCDL included three distribution channels that overlap with our existing operations: Aventa Learning (online curriculum and instruction), The Keystone School (international online and correspondence private school), and the iQ Academies (statewide virtual public charter schools for middle and high school). Aventa Learning offers to schools and school districts over 140 core, elective and advanced placement (“AP”) courses in grades 6-12, from credit recovery courses to full-scale virtual school programs, as well as instructional services. Aventa Learning is accredited by the Northwest Association of Accredited Schools (“NAAS”). The Keystone School is an online private school for middle and high school students, which is also accredited by the NAAS. It was established in 1974 and has served over 250,000 students around the world. The school enrolls both full-time and part-time students and its course offerings are supported by certified teachers. The iQ Academies are statewide online public schools that partner with school districts or public charter schools to serve middle and high school students. iQ Academies currently operate in California, Kansas, Minnesota, Washington and Wisconsin.

Formation of Capital Education LLC

In July 2010, we acquired certain assets, including a catalog of over 200 courses and eight issued patents, of Cardean Learning Group LLC through a subsidiary, Capital Education, a provider of online services to post-secondary institutions. The programs offered by Capital Education are designed for colleges and universities seeking to build or expand their online presence, and we have already executed contracts with three universities. Services include course development and distribution through a proprietary learning management platform, hosting and technical support, student advisory services and program administration.

Partnership with Blackboard Inc.

In October 2010, we announced a partnership with Blackboard Inc. to develop a solution that delivers our adaptive courses through Blackboard Learn, Blackboard’s leading online teaching and learning platform. The combination is intended to reduce the cost of delivering remediation instruction while enabling community colleges and higher education institutions to offer a wider range of both self-paced and teacher-led online programs.

Acquisition of The American Education Corporation

In December 2010, we acquired the stock of AEC for a total cash purchase price of $35.2 million, including certain amounts held in escrow (which the Company received back) of $6.8 million and cash of $3.9 million. AEC is a leading provider of research-based core curriculum instructional software for kindergarten through adult learners. The acquisition increases our portfolio of innovative, high quality instructional and curriculum used by school districts all over the country.

Investment in Web International Education Group, Ltd.

In January 2011, we invested $10 million in cash in Web. This strategic investment gives us a 20% minority interest in Web, with the option to acquire the remainder of the company within a period of five years. Web is a provider of English language training for learners of all ages throughout China, including university students, government workers, and employees of international companies. Web has an extensive network of learning centers in cities throughout China. The proceeds of the investment are intended to be used to expand Web’s learning center network into more cities in China. Web centers include learning labs that are outfitted with modern computers and connections to the internet. They can be used to access our curriculum products and other electronic educational services.

Creation of the George Washington University Online High School

In January 2011, we announced the creation of a partnership with the George Washington University to launch an online private high school, GWUOHS. The private school will serve students in the U.S. and in countries around the world. The program offers the Company’s college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities. The online school will cooperate extensively with the George Washington University School of Education to define academic programs and teaching methodologies. The program includes extensive college and career counseling that is unique among online high-school programs.

Acquisition of International School of Berne

In April, 2011, we finalized our acquisition of the operations of IS Berne for 2 million Swiss Francs. IS Berne is a traditional private school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation. Our purchase provided us with the right to operate IS Berne and substantially all of its assets excluding real estate.

Investment by Technology Crossover Ventures in K12 Inc.

In April 2011, we completed a private placement sale of 4 million shares of restricted Common Stock at a price of $31.46 per share to TCV. The proceeds of $125.8 million are unrestricted and may be used for acquisitions, strategic investments and general corporate purposes. Under the terms of the transaction, our Board appointed a director nominated by TCV to the Board to hold office until the next annual meeting of stockholders. Additionally, we granted TCV the right to participate on a pro-rata basis in any subsequent private offerings of Common Stock by our company, subject to certain exclusions such as issuances in connection with acquisitions or employee equity plans. In addition, TCV was granted the right to demand registration of the shares of restricted Common Stock it acquired in the transaction.

Acquisition of Assets from Kaplan Virtual Education

In July 2011, we completed the purchase of certain K-12 assets and Insight School management contracts of KVE. The Kaplan/Insight Assets included contracts to serve online public schools in eight states serving students in grades 6-12. The acquisition will allow us to serve more students with multiple curriculum platforms, leverage the Insight School brand to create a differentiated product offering for “at-risk” students and leverage our existing virtual academy operations. The Kaplan/Insight Assets are being integrated with our online charter school operations. As part of the acquisition agreement, Kaplan Inc. has agreed not to engage in similar efforts in the K-12 marketplace for a period of 3 years.

Products and Services

Educational Philosophy

With the acquisition of several product portfolios, our focus is on offering best in class solutions for our customers at each entry point in the market. As we work on integrating these portfolios into our content management system, we will upgrade them so that they adhere and reflect the relevant aspects of our educational philosophy and guiding principles. We intend to leverage these portfolios across our educational solutions and distribution channels.

For our K12 branded offering, the design, development and delivery of our products and services, or learning system, are grounded in the following set of guiding principles:

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Apply “Tried and True” Educational Approaches for Instruction. Our learning system is designed to utilize both “tried” and “true” methods to drive academic success. “True” methodologies are based on cognitive research regarding the way in which individuals learn. We also supplement our learning system with teaching tools and methodologies that have been tested, or “tried,” and proven to be effective. This “tried and true” philosophy allows us to benefit from both decades of research about learning and effective methods of teaching.

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Employ Technology Appropriately for Learning. While all of our courses are delivered primarily through an online platform and generally include a significant amount of online content, we employ technology only where we feel it is appropriate and can enhance the learning process. In addition to online content, our curriculum includes a rich mix of course materials, including engaging textbooks and hands-on materials such as phonics kits and musical instruments. Furthermore, our teachers utilize telephonic contact as well as email and virtual electronic classrooms. We believe our balanced use of technology and more traditional approaches help to maximize the effectiveness of our learning system.

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Base Learning Objectives on “Big Ideas.” We refer to “big ideas” as the key, subconscious frameworks that serve as the foundation to a student’s future understanding of a subject matter. For example, an understanding of waves is fundamental to a physicist’s understanding of quantum mechanics; therefore, we teach 1st graders the fundamentals of waves. We use these “big ideas” to organize the master objectives of every course we develop.

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Assess Every Objective to Ensure Mastery. Ongoing assessments are the most effective way to evaluate a student’s mastery of a lesson or concept. To facilitate effective assessment, our curriculum establishes clear objectives for each lesson. Throughout a course, each student’s progress is assessed at a point when each objective is expected to be mastered, providing direction for appropriate pacing. These periodic and well-timed assessments reinforce learning and promote mastery of a topic before a student moves to the next lesson or course.

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Facilitate Flexibility to Accommodate Variances in Ability. We believe that each student should be challenged appropriately. Generally, adequate progress for most students is to complete one academic year’s curriculum within a nine-month school year. Each individual student may take greater or fewer instructional hours and more or less effort than the average student to achieve this progress. Our learning system is designed to facilitate this flexibility in order to ensure that the appropriate amount of time and effort is allocated to each lesson.

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Prioritize Important, Complex Objectives. We have developed a clear understanding of those subjects and concepts that are difficult for students. Greater instructional effort is focused on the most important and difficult concepts and skills. We use existing research, feedback from parents and students and experienced teacher judgments to determine these priorities, and to modify our learning system to guide the allocation of each student’s time and effort.

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Ensure Fundamental Content Soundness. Our credentialed subject matter experts (SMEs) or “Content Specialists” bring their own scholarly and teaching backgrounds to course design and development and are required to maintain relationships with and awareness of guidelines from nearly 40 national and international subject-area associations.

Our Products

Curriculum

K12 now has the largest digital curriculum portfolio for the K-12 online market. The K12 curriculum consists of the online lessons, learning kits and lesson guides. We offer an extensive catalogue of proprietary courses designed to teach concepts to students from kindergarten through 12th grade, as well as curriculum for use in post-secondary online programs. A single year-long K-12 course generally consists of 120 to 180 unique instructional lessons. Each lesson is designed to last approximately 45 to 60 minutes, although students are able to work at their own pace. With the acquisition of the curriculum portfolio of KCDL (Aventa), AEC (A+), and KVE (Virtual Sage and Insight), we now have over 600 courses across elementary, middle, and high school, including world languages (123 K-8 core courses and 493 high school courses). This combined portfolio contains over 66,000 unique hours of instructional content (of which over 16,000 instructional hours are new for School Year 2011-2012) and over 700,000 engaging media modules.

Online Lessons. Our K12 online lessons or curricula are accessed through a proprietary Online School (“OLS”) platform for K-8 students and the eCollege platform for high school students, as well as a number of other common industry platforms for students who access Aventa and A+ curricula. Each online lesson provides the roadmap for the entire lesson including direction to specific online and offline materials, online lesson content and a summary of the major objectives for the lesson. Lessons utilize a combination of innovative technologies including flash animations, audio, video and other online interactivity, educational games, coordinated textbooks and hands-on materials and individualized feedback to create an engaging, responsive and highly effective curriculum. Each lesson also contains an online assessment to ensure that students have mastered the material and are ready to proceed to the next lesson, allowing them to work at their own pace. Pronunciation guides for key words and references to suggested additional resources, specific to each lesson and each student’s assessment, are also included.

Learning Kits. Many of our courses utilize a series of learning kits in conjunction with the online lessons to help maximize the effectiveness of our learning system. In addition to receiving access to our online lessons through the Internet, each student receives a shipment of materials, including award-winning textbooks, art supplies, laboratory supplies (e.g., microscopes and scales) and other reference materials which are incorporated throughout our curriculum. This approach is consistent with our guiding principle to utilize technology where appropriate in our learning system. Most of the textbooks we use are proprietary textbooks that are written to be engaging to students and to complement the online experience. Through fiscal year 2011, we have also converted 21 K12 textbooks across 35 courses into an electronic format enabling us to offer options to enhance the student experience without physical books. We believe that our ability to effectively combine online lessons and materials is a competitive advantage.

Lesson Guides. Our courses are generally paired with a lesson guide. Lesson guides work in coordination with the online lessons and include the following: overview information for learning coaches, lesson objectives, lesson outlines and activities, answer keys to student exercises and suggestions for explaining difficult concepts to students.

K-8 Courses

From kindergarten through 8th grade, our courses are categorized into six major subject areas: English and Language Arts, Mathematics, Science, History, Art and Music, and World Languages. Our proprietary curriculum includes all of the courses that students need to complete their core kindergarten through 8th grade education. These courses focus on developing fundamental skills and teaching the key knowledge building blocks or schemas that each student will need to master the major subject areas, meet state standards and complete more advanced coursework. Unlike a traditional classroom education, our learning system offers the flexibility for each student to take courses at different grade levels in a single academic year, providing flexibility for students to progress at their own level and pace within each subject area.

The first phase of our K12 second generation Elementary Language Arts program is designed to deliver increased interactivity and make instruction even more engaging while integrating rewards, interactive practice, and a virtual world. Our Fundamentals of Geometry and Algebra course completes our proprietary K-8 Math offering. These courses support students at various skill levels via targeted, timely remediation, embody the Common Core State Standards, and include significant media integration. In addition, the flexibility of our learning system allows us to tailor our curriculum to state specific requirements. For example, we have developed 44 courses specifically created for the public school standards in 11 states. In addition to the ongoing evolution of our K-5 Math+ program, we have also created over 80 custom Math+ sequences to serve specific state needs. We continued the migration of K12 K-8 courses from our legacy Content Management System (“CMS”) to our new, proprietary CMS.

High School Courses

The curriculum available to students in each of the high school grades is much broader and varies from student to student, largely as a result of the increased flexibility in course selection required for high school students. Public Speaking, AP Biology and AP World History highlight the list of new high school course offerings this year. Students also are able to select from a wide range of electives. We have also created alternate kit-free Science labs for all formerly kit-based High School Science labs in order to provide a more flexible and robust lab program across our Physical Science, Earth Science, Biology, Chemistry, and Physics courses. While providing schools with additional materials flexibility, this new approach to science labs integrates diverse modalities into our science curriculum and promotes conceptual mastery. Our proprietary core curriculum accounted for approximately 90% of our high school course enrollments during the year ended June 30, 2011.

Aventa and The Keystone School Curriculum. With our acquisition of KCDL, we also offer curriculum marketed under the Aventa and The Keystone School brand names. The Aventa curriculum development team has been fully integrated into our Product Development organization, improving efficiency in the use of resources and course capabilities.

Aventa courses are written to national academic standards and each of Aventa’s 22 AP courses has been reviewed and approved by The College Board. Aventa’s Online Courses are developed by subject matter experts, designed by multimedia teams and delivered by highly qualified high school instructors. Aventa classes are primarily delivered over the Internet and use a variety of interactive elements to keep students engaged throughout. A deep understanding of K-12 pedagogy, as well as the human factors associated with online technology, is integrated into Aventa’s product development.

Students with different learning styles, post-high school plans and diverse educational backgrounds enroll in The Keystone School. Most students seek to earn a high school diploma, but many enroll in supplemental courses and transfer the credits they earn to their resident high school. Keystone’s classic high school program, known as Keystone Independent is for students in grades 9-12 who excel in an independent learning environment and students with parents taking an active role in their child’s education. More than 80 courses are available in this program both online and in printed correspondence formats. Keystone’s newest program, known as Keystone Comprehensive is for students in grades 11-12 seeking additional support, interaction and feedback to help them succeed. More than 50 online courses, including exclusive college preparatory courses, are available in this program.

A+. With the acquisition of AEC, we have gained the A+ courseware which is currently in use in over 5,000 public and private K-12 schools, charter schools, colleges, correctional institutions, centers of adult literacy, military education programs, and after-school learning centers. The A+nyWhere Learning System provides an integrated offering of instructional software and assessment for Reading, Mathematics, Language Arts, Science, Writing, History, Government, Economics and Geography for grade levels K-12. In addition, AEC provides assessment testing and instructional content for the General Educational Development test. AEC products are designed to provide for LAN, WAN and Internet delivery options and support Windows and Macintosh platforms. Spanish-language versions are available for Mathematics and Language Arts for grade levels 1-6.

Kaplan Virtual Education. Through the acquisition of the KVE assets including Virtual Sage and Insight, we have gained 137 unique courses, 230 semesters of content, and more than 6,000 lessons of content. This asset acquisition expands our ability to offer an array of online curriculum for a wide range of school solutions.

Middlebury Interactive Languages. We offer online foreign language courses and summer foreign language instruction programs through our joint venture with Middlebury College. In addition to our existing powerspeak12 language courses, this venture offers innovative, online language programs for pre-college students. The new courses use instructional tools such as animation, music, videos and other elements that immerse students in new languages. Beginner French and Spanish for high school students are now available and additional courses are in development. The joint venture will also expand the MMLA, a foreign language immersion summer program for middle and high school students. MMLA offers Arabic, Chinese, French, German, Italian and Spanish at its four-week summer residential sessions at multiple college campuses.

Innovative Learning Applications

In order to continue to enhance the user experience and instructional methods of our learning system, we strive to develop new technologies and learning applications and adapt our curriculum to new technology devices and platforms.

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Mobile Learning: We have created tools that allow for more rapid mobile and tablet development across platforms for deeper market penetration. More than 12 mobile applications were delivered in 2011 with over 160,000 downloads since 2010. We continue to deploy innovative educational tools for the mobile environment. With the explosion of mobile devices, our mobile applications will create the ability for a student to learn “on-the-go,” allowing for more continuous learning and mastery of content. We offer applications for the iPhone, Android phone, and Android tablet marketplaces, adapting many of our award-winning curriculum features for the mobile application space.

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Interactive Games: An active educational games initiative is delivering new methods for teaching, practice, and review of K-12 concepts using a variety of game types and features, e.g., narrative/immersive styles, in-game methods for motivation such as rewards, persistent data, complex algorithms, etc. These games make use of extensive research and educational best practices, as well as address targeted learning objectives and common misconceptions. We have delivered seven interactive games during fiscal year 2011 and an innovative review and practice portal called Noodleverse. Noodleverse includes over 1,200 activities and is designed for K-2 families in conjunction with the new Language Arts program. Currently, several other game projects are underway.

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Virtual Labs: We have delivered alternatives for customers who desire different materials-related strategies. This includes converting over 55 existing materials-based high school Science labs into highly interactive Virtual Labs and video lab simulations that meet state standards and still maintain teaching the original learning objectives. For example, in high school Chemistry we have developed a virtual laboratory on chromatography, in which students separate a number of inks into their component pigments. This laboratory is performed at a lab bench with all the materials and with the same procedures high school students would use in a physical chemistry laboratory.

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Engaging Videos: We continue to explore opportunities to enhance student engagement through strategic use of relevant multimedia. Multimedia is not applied gratuitously, but is specifically targeted as appropriate for the subject matter. For example, our video on photosynthesis, for high school Biology, allows students to witness the set up, procedure and data in a classic experiment in which an aquatic plant is subject to light and produces oxygen bubbles. The clarity of the video and the presentation to the student of real data (which they then use in their analysis) makes this video lab a multimedia experience that is coupled with a scientific method.

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eBook & Digital Book Distribution: Through fiscal year 2011, we have converted 21 K12 textbooks across 35 courses into an electronic format, including textbooks, reference guides, literature readers, and lab manuals. This digital delivery ability enables us to offer options to our customers via interactive online books that enhance the student’s reading experience, reinforce the student’s learning approach, and create a new method for delivering book and print materials. Each offline book is converted into an electronic book format with a custom user interface to be viewed via a standard web browser or a commercially available electronic reader (Kindle, Nook, etc.).

Online School Platform—Learning Management System

For our K12 curriculum customers, we launched a learning management system, our OLS platform for the 2010-11 school year. The new OLS is a significant step forward in our ongoing effort to provide the most engaging and productive learning experience for our students and customers. The new platform is an adaptive, intuitive, web-based software platform that provides access to our online lessons, our lesson planning and scheduling tools, as well as our progress tracking tool which serves a key role in assisting parents and teachers in managing each student’s progress. The new OLS is also the central structure through which students, parents, teachers and administrators interact using Kmail and Class Connect (our integrated synchronous session scheduler). Because the OLS is a web-based platform, students, parents and teachers can access our online tools and lessons through the OLS from anywhere with an Internet connection. We license a third-party learning management platform for use in our high school program.

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Lesson Planning and Scheduling Tools. In a school year, a typical student will complete between 800 and 1,200 lessons across six or more subject areas. Our lesson planning and scheduling tools enable teachers and parents to establish an individualized plan for each student to complete his or her lessons. These tools are designed to dynamically update the lesson plan as a student progresses through each lesson and course, allowing flexibility to increase or decrease the pace at which the student advances through the curriculum while ensuring that the student progresses towards completion in the desired time frame. For example, the schedule can easily be adapted to accommodate a student who desires to attend school six days a week, a student who is interested in studying during the winter holidays to take time off during the spring, or a student who chooses to complete two math lessons a day for the first month of the school year and delay art lessons until the second month of the school year. Moreover, changes can be made to the schedule at any point during the school year and the remainder of the student’s schedule will automatically be adjusted in the OLS. Unlike a traditional classroom education, our learning system offers the flexibility for each student to take courses at different grade levels in a single academic year, providing flexibility for students to progress at their own level and pace within each subject area. The curriculum includes assessments built into every lesson to guide and tailor the pace of progress to each child’s needs.

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Progress Tracking Tools. Once a schedule has been established, the OLS delivers lessons based upon the specified parameters of the school and the teacher. Each day, a student is initially directed to a home page listing the schedule for that particular day and begins the school day by selecting one of the listed lessons. As each lesson is completed, the student returns to the day’s schedule to proceed to the next subject. If a student does not complete a lesson by the end of the day on which it was originally scheduled, the lesson will be rescheduled to the next day and will resume at the point where the student left off. Our progress tracking tool allows students, parents and teachers to monitor student progress. In addition, information collected by our progress tracking tool regarding student performance, attendance and other data is transferred to our proprietary management system for use in providing administrative support services. This instructional program includes several processes and educational techniques that embrace proactive intervention. As a result, we can provide high quality instruction and intervention equal to student needs.

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Assessment Tracking Tools: Meaningful assessment and feedback are critical to efficient and successful learning. Assessments embedded into our lessons help the parent, teacher, and student verify that the student is achieving important learning objectives. A student does not progress to the next lesson in a course until he has mastered the assessment at the end of the previous lesson. Teachers can easily view assessment data for their students in the OLS so that they can proactively provide additional instruction to students when needed. Our assessment tools also help us improve the program by providing information on the effectiveness of specific instructional activities and the curriculum.

Our program makes use of a variety of formative and summative assessment instruments:

•	Lesson assessments are used to verify mastery of the objectives for that lesson and to determine whether further study of the lesson is necessary.

•	Unit assessments show whether or not the student has retained key learning objectives for the unit, and identify specific objectives students may need to review before moving on.

•	Semester assessments verify student mastery of key learning objectives for the semester.

Independent third-party assessments are used in most of our managed schools to pinpoint specific individual student strengths and weaknesses relative to state content standards. These results enable the teacher to develop a highly-personalized individual learning plan for each student. Students are tested via an online, adaptive test at the beginning and end of the school year to provide a measure of individual student growth demonstrating the value-added gains of the school program.

School Management Systems

SAMS is our proprietary Student Information System. SAMS is integrated with the OLS and several other proprietary systems including our Online Enrollment System that allows parents to complete school enrollment forms online and our Order Management System that generates orders for learning kits and computers to be delivered to students. SAMS stores student-specific data and is used for a variety of functions, including enrolling students in courses, assigning progress marks and grades, tracking student demographic data, and generating student transcripts. In 2008, we launched TotalView, a suite of online applications that provides administrators, teachers, parents and students a unified view of student progress, attendance, communications, and learning kit shipment tracking. TotalView includes a sophisticated means of documenting student engagement in required classroom activities, identification of those students struggling with grade level state content standards, and previous year’s performance on state tests. TotalView also includes Kmail, our internal communications system. Through Kmail, administrators and teachers can communicate electronically with learning coaches and students. In 2009, TotalView was enhanced to include an enrollment processing and tracking tool that allows us to closely monitor and manage the enrollment process for new students. Over the past two school years, we have enhanced TotalView with additional functionality to better support the operation of the virtual public schools and hybrid schools.

Student Community Tools

We place a strong emphasis on the importance of building a sense of community in the schools we manage. We offer tools that foster communication and interaction among families and school personnel within schools and across the larger K12 community. In the fall of 2008, we launched thebigthinK12, online community for enrolled high school students (age 13 and over), parents, teachers, school administrative staff and our staff. Among the many activities, schools share announcements, calendars and important documents with families, while students participate in online clubs with students from around the world. Built using a third party platform, thebigthinK12’s capabilities include discussion boards, blogs, collaborative documents, document sharing, calendars, RSS feeds, polls, profiles and private messaging. The community is also professionally monitored by an independent third party. The Parents’ Lounge, added in July of 2010, provides an extension of the community where parents share support and resources with other parents who have common needs and interests, find K12 families near them, and collaborate with teachers and parents on how to make the most of a K12 education.

Our Services

We provide a wide array of services to students and their families as well as directly to virtual public schools, hybrid schools, traditional schools and school districts. Our services can be categorized broadly into academic support services and management and technology services.

Academic Support Services

Teachers and Related Services. Teachers are critical to the educational success of students in schools. Teachers in the virtual public schools and hybrid schools that we manage are often employed by the school, with the ultimate authority over these teachers residing with the school’s governing body. Under our service agreements, we often recruit, train and provide management support for these teachers. Historically, we have seen significant demand for teaching positions in the virtual public schools and hybrid schools that we manage.

We use a rigorous evaluation program for making hiring recommendations to the schools we serve. We generally recruit teachers who, at a minimum, are state certified and meet each state’s requirements for designation as a “Highly Qualified Teacher,” and generally have at least three years of teaching experience. We also seek to recruit teachers who have the skill set necessary to be successful in a virtual environment. Teaching in a virtual public school or hybrid school is characterized by enhanced one-on-one student-teacher and parent-teacher interaction, so these teachers must have strong interpersonal communications skills. Additionally, a virtual public school or hybrid school teacher must be creative in finding ways to effectively connect with their students and integrate themselves into the daily lives of the students’ families. We assess these teacher characteristics using a customized online assessment as part of the hiring process.

New teachers participate in our comprehensive training program during which, among other things, they are introduced to our educational philosophy, our curriculum and our OLS and other technology applications, and are provided strategies for communicating and connecting with students and their families in a virtual environment. We also provide ongoing professional development opportunities for teachers so that they may stay abreast of changing educational standards, key learning trends, and sound pedagogical strategies which we believe enhance their teaching abilities and effectiveness.

In addition to our compliance with state-mandated testing programs, we have instituted a student progress testing program in cooperation with a third party provider of standardized testing services. The results of this testing helps us manage the quality of our academic programs using widely recognized services from an industry-leading third party.

Gifted and Special Education Services. We believe that our individualized learning system is able to effectively address the educational needs of gifted and special education students because it is self-paced and employs flexible teaching methods. For students requiring special attention, we employ a national director who is an expert on the delivery of special education services in a virtual public school or hybrid school environment and who oversees the special education programs at the schools we serve. We direct and facilitate the development and implementation of “individualized education plans” for students with special needs. Our special education program is compliant with the Federal Individuals with Disabilities Education Act and all state special education requirements. Each special needs student is assigned a certified special education teacher who arranges for any required ancillary services, including speech and occupational therapy, and any required assistive technologies, such as special computer displays or speech recognition software. We support gifted and talented students through our advanced learner program. Advanced learners are able to participate in a wide variety of enrichment seminars, clubs, and mentoring opportunities both at the school and national level. Gifted students are connected to each other across state boundaries through learning circles, book clubs, and other special-interest activities. In addition, parent sessions allow for the discussion of topics specific to parents of advanced students.

Supporting At-Risk Learners. We have a commitment to closing the achievement gap for those students who enter our virtual public schools or hybrid schools behind their same-age peers. To that end, we conduct both summative and formative assessments during the course of the school year in order to identify those students needing specific remedial support as well as measure the effectiveness of those supports. Student growth and progress is reported to administrators, teachers, parents and students regularly.

Student Support Services. We provide students attending virtual public schools or hybrid schools that we manage and their families with a variety of support services to ensure that we effectively meet their educational needs and goals. We offer support to address any questions or concerns that students and their parents have during the course of their matriculation. We plan and coordinate social events to offer students opportunities to meet and socialize with their school peers. Finally, in connection with our high school offering, each student is assigned a homeroom teacher, an advisor and/or a guidance counselor who assists them with academic issues, college and career planning and other support as needed.

Management Services

Turnkey Services. For most of our statewide virtual public schools and hybrid schools, we provide turnkey management services. In these circumstances, we take responsibility for all aspects of the management of the schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and provision of curriculum, equipment and required services. In 2007, the Commission on International and Trans-regional Accreditation (“CITA”), a leading worldwide education accreditation agency, thoroughly evaluated our school management services and we ultimately received its prestigious accreditation. CITA has since been absorbed by AdvancED, the parent company of North Central Accreditation Association Commission on Accreditation and School Improvement and Southern Association of Colleges and Schools Commission on Accreditation and School Improvement, with our full corporate accreditation transferring to AdvancED.

Compliance and Tracking Services. Operating a virtual public school or hybrid school entails most of the compliance and regulatory requirements of a traditional public school. We have developed management systems and processes designed to ensure that schools we serve are in compliance with all applicable requirements, including tracking appropriate student information and meeting various state and federal reporting requirements. For example, we collect enrollment related information, monitor attendance and administer proctored state tests. As we have expanded into new states, our processes have grown increasingly robust, and we believe our compliance and tracking processes provide us with a distinct competitive advantage.

Financial Support Services. For the schools we manage, we oversee the preparation of the annual budget and coordinate with the school’s directors to determine their annual objectives. In addition, we implement an internal control framework, develop policies and procedures, provide accounting services and payroll administration, oversee all federal entitlement programs, arrange for external audits and ensure all state and local compliance reporting is met.

Facility, Operations and Technology Support Services. We generally operate administrative offices and all other facilities on behalf of the schools we manage. We provide these schools with a complete technology infrastructure. In addition, we provide a comprehensive help desk solution for students and school staff to address their computer or other technical issues.

Human Resources Support Services. We are actively involved in hiring virtual public school and hybrid school administrators, teachers and staff, through a thorough interview and orientation process. To better facilitate the hiring process, we review and analyze the profiles of teachers that have been highly effective in our learning system to identify the attributes desired in future new hires. While many schools employ teachers directly, we also help negotiate and secure employment benefits and payroll services for school staff on behalf of the schools and administer employee benefit plans for school employees. Additionally, we assist the schools we serve in drafting and implementing administrative policies and procedures.

Distribution Channels

We distribute our products and services to virtual public schools, hybrid schools, traditional schools, school districts, private schools, public charter schools, and directly to consumers primarily in the U.S. We are also expanding internationally and developing other programs. We have substantially combined the functional capabilities of our acquired and organic assets into an integrated marketing, sales and service organization aligned with our distribution channels. Additionally, we are well underway in combining the unique capabilities of our portfolio of content and technology assets to develop new, comprehensive solutions that address the emerging needs of students, parents, teachers and administrators both in the U.S. and abroad. The table below summarizes the funding source, function and current scale of these channels for fiscal year 2012. Funding is defined as public (state, local, and/or federal) or private (individual or non-public).

	Funding	Function	Scale
Online Public Schools	Public	Manage	29 states
(e.g. Virtual Charter Schools & Hybrid Schools)
Institutional Business	Public & Private	Vendor	50 states
(e.g. Sales to School Districts, Public Schools, Private Schools)
Online Private Schools (K12 International Academy, GWUOHS, Keystone)	Private	Manage	3 proprietary schools with students in 80 countries
Consumer Sales	Private	Retailer	50 states & worldwide
(e.g. home schoolers and supplemental course sales)
Post-secondary	Public & Private	Vendor	3 universities
(Capital Education)
International Channels	Private	Vendor	45 countries
(e.g. school associations)

Virtual Public Schools and Hybrid Schools

We derive most of our revenues from virtual public schools to which we provide access to our course catalogue, student computers and a variety of management, technology and academic support services. In these schools, students attend class primarily over the Internet with offline learning materials instead of traveling to a physical classroom. Students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, in virtual classroom environments, and sometimes face-to-face. For parents who believe their child is not thriving in their current public school and for whom relocating or private school is not an option, or for students and families who require time or location flexibility in their schooling, virtual public schools and hybrid schools can provide a compelling choice.

For the 2011-12 school year, we will provide turnkey management services to virtual public schools or hybrid schools in 29 states. For these schools, we take responsibility for all aspects of the management of the schools, including monitoring academic achievement, teacher recruitment and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and other required services. In July 2010, through our acquisition of KCDL, we have added the iQ Academies and currently manage statewide virtual public schools in five states where we also manage other schools.

A hybrid school is a virtual public school that combines online and face-to-face instruction. Hybrid schools are designed to have a mixture of online and traditional instruction for students. In contrast to a typical school, hybrid schools can provide a greater array of available courses, increased opportunities for self-paced, individualized instruction, and greater scheduling flexibility. Hybrid schools bring students and teachers together more often than a purely online program. We manage hybrid schools in California, Illinois, Indiana and Hawaii. Examples of different types of hybrid schools we manage are as follows:

Chicago Virtual Charter School: In partnership with Chicago Public Schools, we launched this hybrid program for the 2006-07 school year and we now serve students in grades K-8 and high school. Students enrolled in this program get the full benefits of our online offering and also participate in classes with their teachers and classmates at a learning center one or more days a week.

The Hoosier Academies: This program was authorized in Indiana by Ball State University in 2008 and serves students in grades K-8 and high school. Students attend a learning center in Muncie or Indianapolis one or two days a week to complement our online offering. At the learning center, teachers and students meet for instruction, discussion and lessons. Sessions at the learning center may utilize our curriculum on interactive whiteboards for an engaging learning environment.

SF Flex: SF Flex is a unique school model we launched in Fall 2010. In this program located in downtown San Francisco, high school students attend a learning center five days a week. It leverages all the capabilities of a virtual school with the advantages of a safe, supervised environment. The model is designed to allow students to access and engage their individualized online lessons in an open study lab. The school is staffed with teachers and support staff that engage the students individually or in small group study breakout sessions.

Schools and School Districts (Institutional Business)

We are serving a growing number of institutions enabling them to offer our products and services to their students, usually in the form of an array of full-time virtual programs, semester courses and supplemental solutions, teacher training, teaching services, and other support services. These institutions include public schools, school districts, private schools and charter schools.

We have a dedicated sales team to focus on this sector and have increased the size and expertise of this distribution channel with our acquisition of KCDL and AEC. Our sales team is focused on geographic regions and is supported by our call center, marketing resources, and a dedicated client services team. With our acquisition of AEC, we gained access to a reseller network that includes more than 15 independent distribution partners.

We provide a continuum of offerings that range from full-time, turnkey online programs, to blended programs, to individual course and credit recovery solutions. We make available our complete K12, Aventa, A+ and MIL course catalogues. For example, our foreign language offering, powerspeaK12 and our Aventa AP courses are popular choices for districts seeking to broaden their course catalog. We expect further expansion of the foreign language business through our joint venture, Middlebury Interactive Languages.

For the 2010-11 school year, we served school districts or individual schools in all 50 states, including those where the regulatory environment restricts or prohibits state-wide online programs. Based upon school districts’ and academic administrators’ growing acceptance of online learning and desire for cost efficient educational solutions, we believe that the direct-to-district distribution channel offers further growth potential.

Private Schools

We operate the K12 International Academy, an online private school that serves students in the U.S. and throughout the world. Through K12 International Academy, students may study in an academic program that ultimately leads to an accredited high school diploma. Students may also enroll part-time. The school utilizes the same curriculum, systems, and teaching practices that we provide to the virtual public schools and hybrid schools we manage in the U.S. In addition, this school provides a unique international community including clubs and events that enrich the student experience by allowing students to interact with peers from over 60 countries. The school is accredited by the Southern Association of Colleges and Schools and AdvancED, and is recognized by the Commonwealth of Virginia as a degree granting institution of secondary learning.

In July 2010, we acquired The Keystone School as part of our acquisition of KCDL. The Keystone School (“Keystone”) is a private school that has been an innovator in home education and distance learning for over 35 years. Students attend Keystone for middle and high school on a full or part time basis. Keystone has served over 250,000 students through online courses with teacher support as well as print correspondence course programs. Keystone is accredited by NAAS.

In January 2011, we announced a partnership with the George Washington University to launch an online private high school, GWUOHS. The private school will serve students in the U.S. and in countries around the world.

The program offers K12’s college preparatory curriculum and is designed for high school students who are seeking a challenging academic experience and aspire to attend top colleges and universities.

In April 2011, we finalized our acquisition of the operations of IS Berne, a traditional school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its fiftieth year of operation.

Consumer

Our curriculum is sold to customers who desire to educate their children outside of the public school system or to supplement their child’s existing public school education. Customers of our consumer product have the option of purchasing a complete grade-level curriculum or individual subjects depending on their child’s needs. Typical applications include summer school course work, home schooling and a means to experience our approach to online education prior to enrolling in a virtual public school or hybrid school.

Post-secondary

We provide online services to post-secondary institutions through Capital Education. The programs are designed for colleges and universities seeking to broaden their reach and build or expand their online presence by leveraging our extensive catalog of over 200 courses. Services include course development and distribution through a proprietary learning management platform, hosting and technical support, student advisory services and program administration. We currently provide services for multiple programs at three universities in the United States. We will continue to add programs for existing clients and add new clients over the coming years to not only serve higher education, but also expand higher education opportunities for high school students in our public and private virtual programs.

We also deliver our curriculum to address the remediation needs of higher education institutions with a partnership with Blackboard Inc. We deliver our adaptive courses through Blackboard Learn, the leading online teaching and learning platform. The combination will reduce the cost of delivering remediation opportunities while enabling higher education institutions to offer a wider range of both self-paced and teacher led opportunities online.

International

Beyond our business in the United States, we are pursuing international opportunities where we believe there is significant demand for a quality online education. Our principal customers are expatriate families and foreign students who wish to study in English. We currently operate a school in Dubai to reach and support students in the Gulf Cooperating Countries. We operate this through a joint venture with a local partner. In fiscal year 2010, we opened an office in Singapore to provide customer support services for our K12 International Academy program in Asia. Further expansion in Asia was made in fiscal year 2011 with our strategic investment in Web. We also acquired a private World IB school in Berne, Switzerland to extend our footprint into Europe. Moreover, we have entered into partnerships with English-speaking international private schools in other countries to enhance their offerings with our high school courses accompanied by teacher support. Upon completion, students receive a transcript from the K12 International Academy, an accredited school, indicating the completion of courses that help them meet their local graduation requirements.

Other Programs

To allow us to meet the needs of more students, we have applied our curriculum and management services in different academic settings.

Brick and Mortar Classroom Pilots: By the close of fiscal year 2011, we had piloted select grades and subjects of our curriculum in traditional brick and mortar classrooms in many states. These programs utilize a projector and interactive whiteboard with our curriculum and emphasize our math, science and technology and may also offer our art and history courses. The result is an engaging, interactive lesson environment for students. Additionally, many district customers use our curriculum and instructional services to supplant or supplement the traditional brick and mortar classroom model using a variety of technology solutions. These pilots inform our own brick and mortar solutions development including textbook replacement strategies. Although our in-class offering business is still in a developmental stage, we believe that this distribution channel can become an important part of our Institutional Business.

Key Functional Areas

Public Affairs, School Development, Recruitment and Marketing

We seek to increase public awareness of the educational and fiscal benefits of full-time online and hybrid instructional models. We receive numerous inquiries from school districts, legislators, charter school boards, and community leaders, state departments of education, educators and parents who express the desire to have a choice in public school options. Our public affairs and school development groups work together with these interested parties to identify and pursue opportunities to expand the use of our products and services in new jurisdictions.

Our student recruitment and marketing team is responsible for promoting our corporate brand; generating new student enrollments; managing the direct-to-consumer business; conducting market and customer research; defining, packaging and pricing our product offerings across distribution channels; and enhancing the experience of students and families enrolled in the schools we serve. This team employs a variety of strategies designed to better understand and address the requirements of our target markets.

Operations

The learning kits that accompany our online lessons are an essential component of many of our courses. A student enrolling in one of our courses receives multiple textbooks, art supplies, laboratory supplies (e.g., microscopes and scales) and other reference materials designed to enhance the learning experience. We package these books and materials into course-specific learning kits. Because each student’s curriculum is customized, the combination of kits for each student must also be customized. In fiscal year 2011, we assembled approximately 5.1 million items into more than 480,000 kits.

Over our ten years of operation, we believe that we have gained significant experience in the fulfillment of school supplies and materials. We have developed strong relationships with partners allowing us to source goods at favorable price, quality and service levels. Through our fulfillment partner, we store our inventory, build our learning kits and ship the kits to students. We have invested in systems, including our Order Management System, to automatically translate the curriculum selected by each enrolled student into an order to build the corresponding individualized learning kit. As a result, we believe we have an end-to-end warehousing and fulfillment operation that will cost-effectively scale as the business grows in scope and complexity.

For many of our virtual public school and hybrid school customers, we attempt to reclaim any materials that are not consumed during the course of the school year. These items, once returned to our fulfillment center, are refurbished and included in future learning kits. This reclamation process allows us to maintain lower materials costs.

Our fulfillment activities are highly seasonal, and are centered around the start of school in August or September. Accordingly, approximately 65% of our annual materials inventory is received between March and May and approximately 65% of shipments to customers occur between June and September.

In order to ensure that students in virtual public schools and hybrid schools have access to our OLS, we often provide students with a computer and all necessary support. We source computers and ship them to students when they enroll and reclaim the computers at the end of a school year or upon termination of their enrollment or withdrawal from the school in which they are enrolled.

Technology

Our online learning systems, along with our back office support systems are built on our proprietary Service Oriented Architecture (“SOA”) to ensure high availability and redundancy. The flexibility and security enabled by our SOA are the core principles of our systems’ foundation.

Service Oriented Architecture. All of our systems leverage our SOA that is built on top of Enterprise Java. The SOA allows us to develop iterative solutions expeditiously to meet both present and future market needs. Our high availability and scalability are also facilitated by this architecture. The SOA also enables seamless integration with third-party solutions in our platform with ease and efficiency.

Availability and Redundancy. Our SOA allows for primary and secondary equipment to be utilized at all network and application tiers. Each application layer is load balanced across multiple servers, which, along with our sophisticated network management capabilities, allows for additional hardware to be inserted into our network providing us with optimal scalability and availability as evidenced by our greater than 99% uptime with our ever growing user base. We regularly backup critical data and store this backup data at an offsite location.

Security. Our security measures and policies include dividing application layers into multiple zones controlled by firewall technology. Sensitive communications are encrypted between client and server and our server-to-server accessibility is strictly controlled and monitored.

Physical Infrastructure. We utilize leading vendors including Cisco, F5, Oracle, Sun, Microsoft, Dell, Intel, and NetApp to provide a foundation for our SOA. Our systems are housed offsite in data centers that provide robust, redundant network backbone, power, and geographically separated disaster recovery. In fiscal year 2011, a secondary data center, geographically separated from our primary, was setup with enterprise virtualization technology in support of future plans to operate as a business continuity site with secured near real time data replication and as a host to our production systems. We vigilantly monitor our physical infrastructure for security, availability, and performance.

Oracle eBusiness Suite. In 2011, we commenced implementation of the Oracle eBusiness Suite to provide operational efficiencies and to support scalable, global growth across all departments and business lines. Deployed modules include: Core Financials (General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets, Cash Management, AGIS), Manufacturing (Inventory, Cost Management, Bills of Material), Purchasing, iProcurement, iSupplier and iExpense. Our eBusiness Suite is hosted by Oracle OnDemand, a full-service data center with 24/7 support that includes site redundancy and disaster recovery services.

Other Information

Intellectual Property

Since our inception, we have invested more than $240 million to develop, and to a lesser degree, acquire our proprietary curriculum, education software and online learning systems. We continue to invest in our intellectual property as we develop more courses for new grades and expand into adjacent education markets, both in the U.S. and overseas. Through acquisitions, we have also acquired curriculum, patents and trademarks that expand our portfolio of educational products and services. In addition, we continue to add features and tools to our proprietary learning platform and support systems to assist teachers and students and improve educational outcomes. These intellectual property assets are critical to our success and we avail ourselves of the full protections provided under the patent, copyright, trademark and trade secrets laws. We also routinely utilize confidentiality and licensing agreements with our employees, the virtual public schools, hybrid schools, traditional schools, school districts and private schools that we serve, individual consumers, contractors and other businesses and persons with which we have commercial relationships. We will also serve certain foreign jurisdictions from network servers located outside of those countries for additional physical protection of our intellectual property.

Our patent portfolio includes issued patents and pending applications directed towards various aspects of our educational products and offerings. In particular, the first family of patent applications we filed in the U.S. and in foreign countries was directed towards the first generation of our system and method of virtual schooling and includes two patents as well as numerous pending patent applications. Further, two U.S. patents were recently issued for our systems and methods of online foreign language instruction. We also acquired eight issued patents in connection with our asset acquisition of the Cardean Learning Group LLC. Finally, we have submitted patent applications in the U.S. and in foreign countries for aspects of our basal science program and the second generation of our virtual school application.

We own the copyright to the lessons contained in the courses that comprise our proprietary curriculum and we continue to register this growing lesson portfolio with the U.S. Copyright Office. Through our acquisition of KCDL, we acquired copyright ownership of 140 Aventa courses, and through our acquisition of AEC and Kaplan, we acquired copyright ownership of 149 and 138 courses, respectively.

We have obtained federal and state registrations for numerous trademarks that are related to our offerings and we have applied to the U.S. Patent and Trademark Office to register certain new trademarks. As a result of the acquisitions we have made, we also own U.S. and foreign trademarks and a portfolio of domain names.

We grant licenses to individuals to use our software in order to access our online learning systems. Similarly, schools are granted a license to use our online learning systems in order to access SAMS and our other systems. These licenses are intended to protect our ownership and the confidentiality of the embedded information and technology contained in our software and systems. We also own many of the trademarks and service marks that we use as part of the student recruitment and branding services we provide to schools. Those marks are licensed to the schools for use during the term of the products and services agreements.

Our employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Employees

As of September 30, 2011, we had approximately 2,578 employees including 1,334 teachers. In addition, there are approximately 2,530 teachers who are employed by virtual public schools or hybrid schools that we manage under turnkey solution contracts with those schools. None of our employees are union employees; however, certain virtual public schools and hybrid schools we serve employ unionized teachers. We believe that our employee relations are good.

Properties

Our headquarters are located in approximately 124,000 square feet of office space in Herndon, Virginia. The property is leased until May 2022. We lease approximately 165,000 square feet in multiple locations under individual leases that expire between July 2011 and October 2015.

Legal Proceedings

In the ordinary conduct of our business, we are subject to lawsuits, arbitrations and administrative proceedings from time to time.

On October 26, 2011, IpLearn, LLC (“IpLearn”) filed an action for patent infringement against the Company in the United States District Court for the District of Delaware. IpLearn, LLC v. K12 Inc., C.A. No. 11-1026-UNA. IpLearn is a privately-held technology development and licensing company for web and computer-based learning technologies. In its complaint, IpLearn alleges that the Company has infringed three of its patents for various computer-aided learning methods and systems. The Company was served with the complaint on October 31, 2011, which was amended by IpLearn on November 18, 2011. Pursuant to a stipulation with IpLearn the company’s answer is due January 12, 2012.

In June 2010, the shareholders of Aventa Learning, Inc. (“Aventa”) filed a lawsuit against KC Distance Learning, Inc. in the U.S. District Court for the Western District of Washington, Axtman et al. v. KC Distance Learning, Inc. No. C10-01022-JLR (W.D. Wash). On July 23, 2010, the Company acquired all of the shares of KCDL, which is now a wholly-owned subsidiary. On August 31, 2010, the plaintiffs amended their complaint to add K12 as a co-defendant in this matter Aventa et. al. v. K12 Inc., et. al. No. C10-01022-JLR (W.D. Wash), reflecting the change in ownership. Pursuant to the Agreement and Plan of Merger between K12 and KCDL Holdings LLC (“Seller”), Seller agreed to assume responsibility to defend this lawsuit and to fully indemnify K12 or KCDL for any liability, including rescission. On November 30, 2011, the parties executed a settlement agreement, which includes a full release of all claims against K12 Inc., and the Company made no financial contributions towards the settlement.

Regulation

Overview

We and the virtual public schools and hybrid schools that purchase our curriculum and management services are subject to regulation by each of the states in which we operate, including Arizona, Arkansas, California, Colorado, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Louisiana, Massachusetts, Michigan, Minnesota, Nevada, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Washington, Wisconsin, Wyoming and the District of Columbia. The state laws and regulations that directly impact our business are those that authorize or restrict our ability to operate virtual public schools and hybrid schools, and those that restrict virtual public school and hybrid school growth and funding. In addition, there are state laws and regulations that are applicable to virtual public schools and hybrid schools that indirectly affect our business insofar as they affect these virtual public schools and hybrid schools’ ability to operate and receive funding. Finally, to the extent a virtual school or hybrid school obtains federal funds, such as through a grant program or financial support dedicated for the education of low-income families, these schools then become subject to additional federal regulation. Federal funding and other regulations also apply to the colleges and universities to which we provide learning management systems and curriculum.

State Laws Authorizing or Restricting Virtual Public Schools and Hybrid Schools. The authority to operate a virtual public school or hybrid school is dependent on the laws and regulations of each state. Laws and regulations vary significantly from one state to the next and are constantly evolving. In states that have implemented specific legislation to support virtual public schools and hybrid schools, the schools are able to operate under these statutes. Other states provide for virtual public schools and hybrid schools under existing charter school legislation or provide that school districts and/or state education agencies may authorize them. Some states do not currently have legislation that provides for virtual public schools and hybrid schools or have requirements that effectively prohibit virtual public schools and hybrid schools and, as a result, may require new legislation before virtual public schools and hybrid schools can open in the state. According to a September 2009 update of state online learning policies by iNACOL, there are 45 states that have either adopted legislation or formal rules or have created programs for the purpose of providing statewide supplemental and/or full-time online learning opportunities. We currently serve virtual public schools, hybrid schools or school district-led programs in 29 states plus the District of Columbia. While a few states do not currently have either a state-led program or significant state-level policies for online education, the absence of such conditions has not precluded us from applying to serve, and in certain cases serving, schools in some of those states.

Obtaining new legislation in these remaining states can be a protracted and uncertain process despite their limited number. When determining whether to pursue expansion into new states in which the laws are ambiguous, we research the relevant legislation and political climate and then make an assessment of the perceived likelihood of success before deciding to commit resources. Specifically, we take into account numerous factors including, but not limited to, the regulations of the state educational authorities, whether the overall political environment is amenable to school choice, whether current funding levels for virtual school and hybrid schools enrollments are adequate and accessible, and the presence of non-profit and for-profit competitors in the state.

State Laws and Regulations Applicable to Virtual Public Schools and Hybrid Schools. Virtual public schools and hybrid schools that purchase our curriculum and management services are often governed and overseen by a non-profit or a local or state education agency, such as an independent charter school board, local school district or state education authority. We generally receive funds for products and services rendered to operate virtual public schools or hybrid schools under detailed service agreements with that governing authority. Virtual public schools and hybrid schools are typically funded by state or local governments on a per student basis. A virtual school or hybrid school that fails to comply with the state laws and regulations applicable to it may be required to repay these funds and could become ineligible for receipt of future state funds.

To be eligible for state funding, some states require that virtual public schools and hybrid schools be organized under not-for-profit charters exempt from taxation under Section 501(c)(3) of the Internal Revenue Code. The schools must then be operated exclusively for charitable educational purposes, and not for the benefit of private, for-profit management companies. The board or governing authority of the not-for-profit virtual school or hybrid school must retain ultimate accountability for the school’s operations to retain its tax-exempt status. It may not delegate its responsibility and accountability for the school’s operations. Our service agreements with these virtual public schools and hybrid schools are therefore structured to ensure the full independence of the not-for-profit board and preserve its ability to exercise its fiduciary obligations to operate a virtual public school or hybrid school.

Laws and regulations affect many aspects of operating a virtual public school or hybrid school. They can dictate the content and sequence of the curriculum, the requirements to earn a diploma, use of approved textbooks, the length of the school year and the school day, the assessment of student performance, and any accountability requirements. In addition, a virtual public school or hybrid school may be obligated to comply with states’ requirements to offer programs for specific populations, such as students at risk of dropping out of school, gifted and talented students, non-English speaking students, pre-kindergarten students, and students with disabilities. Tutoring services and the use of technology may also be regulated. Other state laws and regulations may affect the school’s compulsory attendance requirements, treatment of absences and make-up work, and access by parents to student records and teaching and testing materials. Additionally, states have various requirements concerning the reporting of extensive student data that may apply to the school. A virtual public school or hybrid school may have to comply with state requirements that school campuses report various types of data as performance indicators of the success of the program.

States have laws and regulations concerning certification, training, experience and continued professional development of teachers and staff with which a virtual public school or hybrid school may be required to comply. There are also numerous laws pertaining to employee salaries and benefits, statewide teacher retirement systems, workers’ compensation, unemployment benefits, and matters related to employment agreements and procedures for termination of school employees. A virtual public school and hybrid school must also comply with requirements for performing criminal background checks on school staff, reporting criminal activity by school staff and reporting suspected child abuse.

As with any public school, virtual public schools and hybrid schools must comply with state laws and regulations applicable to governmental entities, such as open meetings laws, which may require the board of trustees of a virtual public school and hybrid school to hold its meetings open to the public unless an exception in the law allows an executive session. Failure to comply with these requirements may lead to personal civil and/or criminal penalties for board members or officers. Virtual public schools and hybrid schools must also comply with public information or open records laws, which require them to make school records available for public inspection, review and copying unless a specific exemption in the law applies. Additionally laws pertaining to records privacy and retention and to standards for maintenance of records apply to virtual public schools and hybrid schools.

Other types of regulation applicable to virtual public schools and hybrid schools include restrictions on the use of public funds, the types of investments made with public funds, the collection of and use of student fees, and controlling accounting and financial management practices.

There remains uncertainty about the extent to which virtual public schools and hybrid schools we serve may be required to comply with state laws and regulations applicable to traditional public schools because the concept of virtual public schools and hybrid schools is relatively new. Although we receive state funds indirectly, according to the terms of each service agreement with the local public school entity, our receipt of state funds subjects us to extensive state regulation and scrutiny. States regularly conduct audits of these schools some of which are still pending, to verify enrollment, attendance, fiscal accountability, special education services, and other regulatory issues. While we may believe that a virtual public school or hybrid school we serve is compliant with state law, an agency’s different interpretation of law in a particular state could result in non-compliance, potentially affecting funding.

Regulations Restricting Virtual Public School and Hybrid School Growth and Funding. As a new public schooling alternative, some state and regulatory authorities have elected to proceed cautiously with virtual public schools and hybrid schools while providing opportunities for taxpayer families seeking this alternative. Regulations that control the growth of virtual public schools and hybrid schools range from setting caps on statewide student enrollments, to prescribing the number of schools in a state, to limiting the percentage of time students may receive instruction online. Funding regulations can also have this effect.

Regulations that hinder our ability to serve certain jurisdictions include: restrictions on student eligibility, such as mandating attendance at a traditional public school prior to enrolling in a virtual public school or hybrid school; caps on the total number of students in a virtual public school and hybrid school; restrictions on grade levels served; geographic limitations on enrollments; fixing the percentage of per pupil funding that must be paid to teachers; mandating teacher: student ratios; state-specific curriculum requirements; and limits on the number of charters that can be granted in a state.

Funding regulations for virtual public schools and hybrid schools can take a variety of forms. These regulations include: (i) attendance—some state daily attendance rules were designed for traditional classroom procedures and applying them to track daily attendance and truancy in an online setting can cause disputes to arise over interpretation and funding; (ii) enrollment eligibility—some states place restrictions on the students seeking to enroll in virtual public schools and hybrid schools , resulting in lower aggregate funding levels; and (iii) teacher contact time—some states have regulations that specify minimum levels of teacher-student face-to-face time, which can create logistical challenges for statewide virtual public schools and hybrid schools, reduce funding and eliminate some of the economic, academic and technological advantages of virtual learning.

Federal and State Grants. We have worked with certain entities to secure public and grant funding that flows to virtual public schools and hybrid schools that we serve. These grants are awarded to the not-for-profit entity that holds the charter of the virtual public school or hybrid school on a competitive basis in some instances and on an entitlement basis in other instances. Grants awarded to public schools and programs—whether by a federal or state agency or nongovernmental organization—often include reporting requirements, procedures, and obligations.

Foreign Regulation. Schools we acquired or operate in other countries are subject to local laws and regulations. We oversee and rely on each the administrators of each school on a continuous basis and seek the advice of local legal and regulatory experts as-needed.

Federal Laws Applicable to Virtual Public Schools and Hybrid Schools

Five primary federal laws are directly applicable to the day-to-day provision of educational services we provide to virtual public schools and hybrid schools:

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No Child Left Behind Act. Through the funding of the Title I programs for disadvantaged students under NCLB, the federal government requires public schools to develop a state accountability system based on academic standards and assessments developed by the state, which are applicable to all public school students. Each state must determine a proficiency level of academic achievement based on the state assessments, and must determine what constitutes AYP toward that goal. NCLB has a timeline to ensure that no later than the 2013-14 school year, all students, including those in all identified subgroups (such as economically disadvantaged, limited English proficient and minority students), will meet or exceed the state proficient level of academic achievement on state assessments. The progress of each school is reviewed annually to determine whether the school is making adequate yearly progress. If a Title I school does not make adequate yearly progress as defined in the state’s plan, the local education agency (“LEA”) is required to identify the school as needing school improvement, and to provide all students enrolled in the school with the option to transfer to another public school served by the LEA, which may include a virtual public school or a hybrid school. The LEA must develop a school improvement plan for each school identified as needing improvement in consultation with parents, staff and outside experts and this plan must be implemented not later than the beginning of the next full school year. If the school does not make adequate yearly progress in subsequent years, the school transfer option remains open to students and other corrective action must be taken ranging from providing supplemental education services to the students who remain in the school to taking corrective action including, but not limited to, replacing school staff, implementing a new curriculum, appointing outside experts to advise the school, extending the school year or the school day, reopening the school as a public charter school with a private management company or turning over the operation of the school to the state educational agency.

Another provision of NCLB requires public school programs to ensure that all teachers are highly qualified. A highly qualified teacher means one who has: (1) obtained full state certification or licensure as a teacher and who has not had certification or licensure requirements waived on an emergency, temporary or provisional basis; (2) obtained a bachelor’s degree; and (3) demonstrated competence in the academic subject the teacher teaches. All teacher aides working in a school supported with Title I funds must be highly qualified which means the person must have a high school diploma or its equivalent and one of the following: completed at least two years of study in an institution of higher education, obtained an associate’s or higher degree, or met a rigorous standard of quality demonstrated through a formal state or local assessment. Virtual public schools or hybrid schools using our products and services may be required to meet these requirements for any persons who perform instructional services.

Virtual public schools or hybrid schools that receive Title I funding and use our products and services may be required to provide parents of Title I students with a variety of notices regarding the teachers and teachers’ aides that teach their children. In addition, if these schools serve limited English proficient (LEP) children, they may be required to provide a variety of notices to the parents regarding the identification of the student as LEP and certain information about the instruction to be provided to the student, as well as the right to remove or refuse to enroll the student in the LEP program. Finally, these schools may also be required annually to develop, with input from parents of Title I students, and implement a written policy on parental involvement in the education of their children, to hold annual meetings with these parents and to provide these parents with assistance in various areas to help the parents to work with their children to improve student achievement.

Under NCLB, even schools that do not receive Title I funding must provide certain notices to parents. For example, schools may be required to provide a school report card and identify whether any school has been identified as needing improvement and for how long. Parents also must be provided data that will be used to determine adequate yearly progress. Virtual public schools or hybrid schools may be contacted by military recruiters who have the right to access the names, addresses and telephone numbers of secondary school students for military recruiting purposes. Additionally, virtual public schools and hybrid schools may be required to notify parents that they have the option to request that this information not be released to military recruiters or to institutions of higher education.

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Individuals with Disabilities Education Act (“IDEA”). The IDEA is implemented through regulations governing every aspect of the special education of a child with one or more of the specific disabilities listed in the act. The IDEA created a responsibility on the part of a school to identify students who may qualify under the IDEA and to perform periodic assessments to determine the students’ needs for services. A student who qualifies for services under the IDEA must have in place an individual education plan, which must be updated at least annually, created by a team consisting of school personnel, the student, and the parent. This plan must be implemented in a setting where the child with a disability is educated with non-disabled peers to the maximum extent appropriate. The act provides the student and parents with numerous procedural rights relating to the student’s program and education, including the right to seek mediation of disputes and make complaints to the state education agency. The schools we manage are responsible for ensuring the requirements of this act are met. The virtual public schools and hybrid schools could be required to comply with requirements in the act concerning teacher certification and training. We, the virtual public school or the hybrid school could be required to provide additional staff, related services and supplemental aids and services at our own cost to comply with the requirement to provide a free appropriate public education to each child covered under the IDEA. If we fail to meet this requirement, we, the virtual public school or hybrid school could lose federal funding and could be liable for compensatory educational services, reimbursement to the parent for educational service the parent provided, and payment of the parent’s attorney’s fees.

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Section 504 of the Rehabilitation Act of 1973. A virtual public school or hybrid school receiving federal funds is subject to Section 504 of the Rehabilitation Act of 1973 (Section 504) insofar as the regulations implementing the act govern the education of students with disabilities as well as personnel and parents. Section 504 prohibits discrimination against a person on the basis of disability in any program receiving federal financial assistance if the person is otherwise qualified to participate in or receive benefit from the program. Students with disabilities not specifically listed in the IDEA may be entitled to specialized instruction or related services pursuant to Section 504 if their disability substantially limits a major life activity. There are many similarities between the regulatory requirements of Section 504 and the IDEA; however this is a separate law which may require a virtual public school or hybrid school to provide a qualified student with a plan to accommodate his or her disability in the educational setting. If a school fails to comply with the requirements and the procedural safeguards of Section 504, it may lose federal funds even though these funds flow indirectly to the school through a local board. In the case of bad faith or intentional wrongdoing, some courts have awarded monetary damages to prevailing parties in Section 504 lawsuits.

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Family Educational Rights and Privacy Act. Virtual public schools and hybrid schools are subject to the Family Educational Rights and Privacy Act which protects the privacy of a student’s educational records and generally prohibits a school from disclosing a student’s records to a third-party without the parent’s prior consent. The law also gives parents certain procedural rights with respect to their minor children’s education records. A school’s failure to comply with this law may result in termination of its eligibility to receive federal education funds.

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Communications Decency Act. The Communications Decency Act of 1996 (“CDA”) provides protection for online service providers against legal action being taken against them because of certain actions of others. For example, the CDA states that no provider or user of an interactive computer service shall be treated as the publisher or speaker of any data given by another provider of information content. Further, Section 230 of the CDA grants interactive online services of all types, broad immunity from tort liability so long as the information at issue is provided or posted by a third party. As part of our technology services offering, we provide an online school platform on which teachers and students may communicate. We also conduct live classroom sessions using Internet-based collaboration software and we offer certain online community platforms for students and parents. While the CDA affords us with some protection from liability associated with the interactive online services we offer, there are exceptions to the CDA that could result in successful actions against us that give rise to financial liability.

If we fail to comply with other federal laws, including federal civil rights laws not specific to education programs, we could be determined ineligible to receive funds from federal programs or face criminal or civil penalties. Finally, there are also other federal laws and regulations that affect other aspects of our business such as the identify theft rules adopted by the Federal Trade Commission and for which we have adopted policies to ensure compliance.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors, executive officers and other key members of our management team as of December 7, 2011:

Name	Age	Position(s)
Howard L. Allentoff	49	Senior Vice President, Human Resources
Bruce J. Davis	48	Executive Vice President, Worldwide Business Development
Harry T. Hawks	58	Executive Vice President and Chief Financial Officer
George B. Hughes, Jr.	53	Executive Vice President, School Services
John P. Olsen	44	Executive Vice President, Operations
Howard D. Polsky	60	Executive Vice President, General Counsel and Secretary
Celia M. Stokes	47	Executive Vice President and Chief Marketing Officer
Maria A. Szalay	45	Executive Vice President, Product Development
Craig R. Barrett	72	Director
Guillermo Bron	59	Director
Nathaniel A. Davis	57	Director
Steven B. Fink	60	Director
Mary H. Futrell	71	Director
Ronald J. Packard	48	Director and Chief Executive Officer
Jon Q. Reynolds, Jr.	44	Director
Andrew H. Tisch	62	Director (Chairman)

Executive Officers

Howard L. Allentoff, Senior Vice President, Human Resources

Dr. Allentoff joined us in December 2008, and serves as Senior Vice President of Human Resources. From 2003 until joining the Company, he was a Consultant and President of Strategic People Solutions where he assisted companies in both strategic and operational human resources issues. Prior to Strategic People Solutions, Dr. Allentoff worked at Blackboard Inc. as the company’s first Vice President of Human Resources from 2002 to 2003. He previously served in other human resources consulting roles as well as in corporate human resources environments at Prometric Inc. (formerly of Sylvan and Thomson Learning), Ward Machinery Company and Westinghouse Electric Corporation. Dr. Allentoff holds a B.S. in Psychology from the University of Maryland, College Park as well both M.S. and Ph.D. degrees in Industrial & Organizational Psychology from Auburn University.

Bruce J. Davis, Executive Vice President, Worldwide Business Development

Mr. Davis joined us in January 2007, and serves as Executive Vice President, Worldwide Business Development. From 2005 until joining us, Mr. Davis was Senior Vice President of Business Development for Laureate Education Inc. with a focus on the Middle East region. From 2003 to 2004, Mr. Davis was a strategic advisor to Discovery Communications where he developed plans for Discovery’s entry into the education video market. From 1994 to 2002, Mr. Davis held various positions with Sylvan Learning Systems including Principal at Sylvan Ventures, and Chief Operating Officer and Vice President of International Operations of Prometric Inc. From 1985 to 1991, Mr. Davis was a Manager of Information Systems Strategy at Deloitte and Touche where he managed its practice office in Egypt. Mr. Davis holds a B.S. in Computer Science from Loyola University and an M.B.A. from Columbia University.

Harry T. Hawks, Executive Vice President and Chief Financial Officer

Mr. Hawks joined us in May 2010, and serves as Executive Vice President and Chief Financial Officer. From 1992 until joining us, Mr. Hawks served as Executive Vice President and Chief Financial Officer of Hearst Television formerly known as Hearst-Argyle Television, a NYSE-listed company formed by the merger of

Hearst Broadcasting and Argyle Television in 1997, and its predecessor Argyle Television. Prior to Argyle Television, Mr. Hawks served as President of Cumberland Capital Corporation, a venture capital and merchant banking company which he co-founded, from 1987 to 1992. Prior to Cumberland Capital, he held various corporate finance positions with leading financial institutions, including Thomson McKinnon Securities and Bank of Montreal. Mr. Hawks has been involved in numerous local, national and international not-for-profit education and youth organizations, including serving as a trustee and treasurer for The Stanwich School and currently serves on the board of the endowment fund for the Gladney Center. Mr. Hawks holds a B.S. in Business Administration (Finance) and an M.B.A. from Louisiana State University.

George B. (“Chip”) Hughes, Jr., Executive Vice President, School Services

Mr. Hughes joined us in July 2007, and serves as Executive Vice President, School Services. From 1997 until joining us, Mr. Hughes was a co-founder and Managing Director of Blue Capital Management, L.L.C., a middle-market private equity firm. Mr. Hughes previously served as a Partner of McKinsey & Company, Inc., a global management consulting firm, in McKinsey’s Los Angeles and New Jersey offices, where he was a member of the firm’s Strategy and Health Care practices. Mr. Hughes serves on the Board of Councilors of the College of Letters, Arts & Sciences at the University of Southern California. Previously, he served on the National Board and the Executive Committee of Recording for the Blind & Dyslexic and was a member of the Board of Trustees at Big Brothers of Greater Los Angeles and of Big Brothers Big Sisters of Morris, Bergen, and Passaic Counties (New Jersey). Mr. Hughes holds a B.A. in Economics from the University of Southern California and an M.B.A. from Harvard University.

John P. Olsen, Executive Vice President, Operations

Mr. Olsen joined us in March 2004, and serves as Executive Vice President, Operations. Prior to joining us, Mr. Olsen was Vice President of Performance Improvement for America Online’s Broadband, Premium, and Advanced Technology Services from 2002 to 2004 and he previously served as a management consultant at Diamond Technology Partners where he practiced in the telecommunications and consumer products industries from 1999 to 2002. Prior to Diamond Technology Partners, he served in the United States Navy as a Supply Officer from 1989 to 1997. Mr. Olsen currently serves on the Board of Trustees of Sierra Nevada College and is a Trustee of the Naval Academy Foundation. Mr. Olsen holds a B.S. in Physical Science from the United States Naval Academy and an M.B.A. from the University of Michigan.

Howard D. Polsky, Executive Vice President, General Counsel and Secretary

Mr. Polsky joined us in June 2004, and serves as Executive Vice President, General Counsel and Secretary. Mr. Polsky previously held the position of Vice President and General Counsel of Lockheed Martin Global Telecommunications from 2000 to 2002. Prior to its acquisition by Lockheed Martin, Mr. Polsky worked at COMSAT Corporation from 1992 to 2000, initially serving as Vice President and General Counsel of COMSAT’s largest operating division, and subsequently serving on the executive management team as Vice President of Federal Policy and Regulation. From 1983 to 1992, Mr. Polsky was a partner at Wiley, Rein & Fielding, and was an associate at Kirkland & Ellis from 1979 to 1983. Mr. Polsky began his legal career at the Federal Communications Commission. Mr. Polsky received a B.A. in Government from Lehigh University and a J.D. from Indiana University.

Celia M. Stokes, Executive Vice President and Chief Marketing Officer

Ms. Stokes joined us in March 2006, and serves as Executive Vice President and Chief Marketing Officer. Before joining K12, Ms. Stokes served as Vice President of Marketing at Independence Air from 2003 to 2006. Previously, Ms. Stokes ran her own marketing firm providing consulting services to organizations such as Fox TV, PBS, the National Gallery of Art, JWalter Thompson, and ADP. From 1993 to 1998, Ms. Stokes served in successive roles leading to Vice President of Marketing at Bell Atlantic and at a joint venture of Bell Atlantic and two other Regional Bell Operating Companies. From 1990 to 1993, Ms. Stokes was Manager of Marketing at Software AG, and from 1988 to 1990, was Client Group Manager at Targeted Communications, an Ogilvy & Mather Direct company. Ms. Stokes holds a B.A. in Economics from the University of Virginia.

Maria A. Szalay, Executive Vice President, Product Development

Ms. Szalay joined us in March 2001 and serves as Senior Vice President, Product Development. Previously, Ms. Szalay served as Practice Director at Operon Partners, an e-business consulting firm from 1999 to 2001. Prior to Operon Partners, she worked as Manager of Online Solutions at Telecom New Zealand from 1995 to 1999, as a management consultant at KPMG from 1992 to 1995, and as a sales analyst at Shearson Lehman from 1989 to 1991. Ms. Szalay currently serves as a director of the Association of Educational Publishers. Ms. Szalay holds a B.S./B.A. in Finance and German from Virginia Polytechnic Institute & State University and an M.B.A. from American University.

Directors

Craig R. Barrett

Dr. Barrett joined us as a director in September 2010. He served as Chairman and Chief Executive Officer of Intel Corporation, which he joined in 1974, until his retirement in 2009. Prior to Intel Corporation, Dr. Barrett was a member of the Department of Materials Science and Engineering faculty of Stanford University. Dr. Barrett currently serves as Co-Chairman of Achieve, Inc., an independent, bipartisan, non-profit education reform organization, Chairman of Change the Equation, an organization promoting widespread literacy in science, technology, engineering and math (STEM), President and Chairman of BASIS Schools, Inc., Vice Chair of the Science Foundation Arizona, and Co-Chairman of the Business Coalition for Student Achievement. Dr. Barrett holds B.S., M.S. and Ph.D. degrees in Materials Science from Stanford University. Dr. Barrett was selected as a director because of his deep knowledge and experience in information technology innovation, as well as his global, operational, and leadership experience as Chairman and Chief Executive Officer of Intel Corporation. He also brings a unique perspective to the Board of Directors from his tenure as a professor and his volunteer work and support of educational organizations.

Guillermo Bron

Mr. Bron joined us as a director in July 2007. Mr. Bron is a Managing Director of Acon Funds Management LLC, a private equity firm, and the Managing Member of PAFGP, LLC, the sole general partner of Pan American Financial, L.P. Mr. Bron has served as Chairman and a director of United Pan Am Financial Corp. (UPFC) since April 1994, and he served as a director of Pan American Bank, FSB (Pan American), a former wholly-owned subsidiary of UPFC, from 1994 to 2005. Mr. Bron has also served as Chairman of idX Corporation since July 2008, and from 2000 to 2002, Mr. Bron was a director of Telemundo Group, Inc. From 1994 to 2003, Mr. Bron was an officer, director and principal stockholder of a general partner of Bastion Capital Fund, L.P., a private equity investment fund primarily focused on the Hispanic market. Previously, Mr. Bron was a Managing Director of Corporate Finance and Mergers and Acquisitions at Drexel Burnham Lambert. Mr. Bron holds a B.S. in Electrical Engineering and Management from Massachusetts Institute of Technology and an M.B.A. from Harvard University. Mr. Bron was selected as a director because his extensive executive leadership and international experience, as well as his expertise in investment banking and capital markets, enable him to bring valuable insights to the Board of Directors in the areas of finance and strategy, as well as other matters. The Board of Directors also benefits from his prior experience as a public company director and audit committee member.

Nathaniel A. Davis

Mr. Davis joined us as a director in July 2009. He is currently managing director of RANND Advisory Group. Previously, Mr. Davis was Chief Executive Officer and President of XM Satellite Radio. He also served on the XM Satellite Radio board from 1999 through 2008. From 2000 to 2003, Mr. Davis was President and Chief Operating

Officer, and board member of XO Communications Inc. Mr. Davis has also held senior executive positions at Nextel Communications (EVP, Network and Technical Service), MCI Telecommunications (Chief Financial Officer), and MCI Metro (President and Chief Operating Officer). Mr. Davis has previously served on the board of several public and private firms including Mutual of America Capital Management Corporation, Charter Communications, and Telica Switching. Mr. Davis also currently serves as a director of the Progressive Life Center. Mr. Davis received an M.B.A. from the Wharton School of the University of Pennsylvania, an M.S. in Engineering Computer Science at the Moore School of the University of Pennsylvania, and a B.S. in Engineering from Stevens Institute of Technology. Mr. Davis was selected as a director based on his strong record of executive management, finance and systems engineering skills, as well as his insight into the considerations necessary to run a successful, diverse global business. The Board of Directors also benefits from his previous service on other public company boards and his experience in accounting and financial reporting.

Steven B. Fink

Mr. Fink joined us as a director in October 2003. Mr. Fink currently serves as Chairman of Heron International and as a director of the Foundation of the University of California, Los Angeles. Mr. Fink served as a director of Nobel Learning Communities, Inc. from 2003 to 2011. From 1999 to 2009, Mr. Fink served as a director of Leapfrog, Inc. and its Chairman from 2004 to 2009. From 2000 to 2008, Mr. Fink was the Chief Executive Officer of Lawrence Investments, LLC. Mr. Fink has also previously served as Chairman and Chief Executive Officer of Anthony Manufacturing, Chairman and Managing Director of Knowledge Universe, and Chairman and Chief Executive Officer of Nextera. Mr. Fink holds a B.S. in Psychology from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University. Mr. Fink was selected as a director based on his significant experience in operations and financial oversight gained as serving as director or chairman for various public and private companies in addition to his membership on various company audit committees which enables him to contribute significantly to the oversight and governance of the Company.

Mary H. Futrell

Dr. Futrell joined us as a director in August 2007. Until September 2010, Dr. Futrell was the Dean of the Graduate School of Education and Human Development at the George Washington University. She has served as a director of Horace Mann Educators Corporation since 2001. She is the Co-director of the GWU Institute for Curriculum, Standards and Technology, the founding President of Education International and a past president of the World Confederation of the Teaching Profession, a member of the U.S. National Commission for UNESCO and she serves as President of Americans for UNESCO. Previously, she served as President of the Virginia Education Association, and ERAmerica. Dr. Futrell served as President of the National Education Association (NEA) from 1983 to 1989. Dr. Futrell has also served on the boards of the Kettering Foundation, the Carnegie Foundation for the Advancement of Teaching Leadership, the National Holmes Partnership, the National Commission on Teaching and America’s Future, the National Society for the Study of Education. Dr. Futrell holds a B.A. in Business Education from Virginia State University, a M.A. in Secondary Education and an Ed.D. in Education Policy Studies from George Washington University. She is also the recipient of numerous honors and awards, including more than 20 honorary degrees. Dr. Futrell was selected as a director because her tenure in the academic world and her leadership experience with education organizations provides strategic insight, experience and in-depth knowledge of the education industry to the Board of Directors. Her years of experience serving on boards of both public and private companies also gives her a wide range of knowledge on topics important to our business and that contribute to the Board of Directors’ function.

Ronald J. Packard

Mr. Packard founded K12 in 2000, and has served as Chief Executive Officer or Executive Chairman since the Company was founded. Since May 2007, Mr. Packard has held the title Chief Executive Officer and Founder. He also currently serves as the Chairman of Middlebury Interactive Languages LLC. Previously, Mr. Packard served as Vice President of Knowledge Universe and as Chief Executive Officer of Knowledge Schools, a provider of early childhood education and after school programs. Mr. Packard has also held positions at McKinsey & Company and Goldman Sachs in mergers and acquisitions. Additionally, Mr. Packard serves on the Digital Learning Council and he formerly served on the Advisory Board of the Department of Defense Schools from 2002 to 2008, and is a member of the board of the Fairfax Education Foundation. From 2004 to 2006, Mr. Packard served as a director of Academy 123. Mr. Packard holds B.A. degrees in Economics and Mechanical Engineering from the University of California at Berkeley, an M.B.A. from the University of Chicago, and he was a Chartered Financial Analyst.

Mr. Packard was selected as a director because of his significant knowledge and understanding of the education industry, extensive knowledge of all aspects of K12’s business and his unique historical understanding of our operations as the founder of the Company and is the only member of the Company’s senior management team who serves on our Board of Directors.

Jon Q. Reynolds, Jr.

Mr. Reynolds has served as a director of our Company since 2011. Since 1999, Mr. Reynolds has been a General Partner at Technology Crossover Ventures (TCV), a private equity and venture capital firm that he joined in 1997. Prior to joining TCV, Mr. Reynolds was an Associate with General Atlantic Partners, a private equity firm focused on late stage software and service businesses. Prior to joining General Atlantic Partners, Mr. Reynolds was a member of the mergers and acquisitions group at Lazard Freres & Co., where he focused on the technology and telecommunications industries. Mr. Reynolds holds an A.B. degree from Dartmouth College and an M.B.A. from Columbia Business School. Mr. Reynolds serves as a director of Embanet Corp., OSIsoft, LLC, and Webroot Software, Inc., and he served as a director of Capella Education Company from 2005 to 2008. Mr. Reynolds was nominated as a director because of his experience in mergers and acquisitions and as a director of other public companies. Additionally, his experience as an active investor in numerous online education companies and extensive relationships throughout our industry will benefit the Board of Directors and the Company.

Andrew H. Tisch

Mr. Tisch joined us as a director in August 2001 and has served as Chairman of the Board of Directors since May 2007. Since 1985, Mr. Tisch has been a director of Loews Corporation, and is Co-Chairman of its board, Chairman of its executive committee and, since 1999, has been a member of its Office of the President. Mr. Tisch engages in numerous public service activities including, serving as Vice Chairman of Cornell University, trustee of the Brookings Institution, Vice-Chairman of the Children’s Hearing Institute and as a member of the Dean’s Advisory Board at the Harvard Business School. Mr. Tisch has also served as a director of Diamond Offshore Drilling, Inc. since 2011, as a director of CNA Financial Corporation since 2006, and as a director of Texas Gas Transmission, LLC and Boardwalk Pipelines, LLC since 2005. Mr. Tisch previously served as a director of Bulova Corporation from 1979 to 2008 and as a director of Lord & Taylor from 2006 to 2008. Mr. Tisch holds a B.S. in Hotel Administration from Cornell University and an M.B.A. from Harvard University. Mr. Tisch was selected as a director because of his experience having served as president or chairman of various multinational companies over his career in addition to his membership on various boards of public companies which allows him to provide the Board of Directors with leadership and a variety of perspectives on important strategic and governance issues. The Board of Directors also benefits from his involvement in higher education and non-profit organizations.

The Board of Directors and Director Independence

Our Board of Directors met nine times during the fiscal year 2011. During fiscal year 2011, each director attended at least 75% of the meetings of the Board of Directors and committees of the Board of Directors on which he or she served during the director’s tenure, except Mr. Barrett who attended 71% of his total number of applicable meetings. Our policy with respect to director attendance at the annual meeting of the stockholders is to encourage, but not require, director attendance. Two members of our Board of Directors attended our 2010 Annual Meeting of Stockholders, Mr. Davis and Ms. Jane M. Swift. Ms. Swift subsequently resigned from the Board of Directors effective on July 29, 2011.

Our Board of Directors has affirmatively determined that each of our directors, with the exception of Mr. Packard, is “independent” as defined in the currently applicable listing standards of the New York Stock Exchange, or NYSE. Under the regulations of the U.S. Securities and Exchange Commission, or SEC, each of our directors, with the exception of Mr. Reynolds, is independent and eligible to be a member of the Audit Committee. Mr. Packard is not independent because he is one of our executive officers. If the nominees for the Board of Directors are duly elected at the Annual Meeting, then each of our directors other than Mr. Packard will serve as an independent director on our Board of Directors as the term is defined in applicable rules of the NYSE. Our Board of Directors has a non-executive chairman, Mr. Tisch, who presides over the executive sessions of the non-management directors. Furthermore, our Board of Directors has adopted Corporate Governance Guidelines which are available on our web site at www.K12.com.

The Committees of the Board of Directors

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee consists of Mr. Fink, who serves as the Chairman, and Messrs. Bron and Davis. Our Board of Directors has determined that each of Messrs. Fink, Bron, and Davis qualify as independent directors under the applicable NYSE listing requirements and regulations of the SEC.

The Audit Committee met six times during fiscal year 2011. The meetings to review the Company’s periodic filings with the SEC include at least two separate sessions and separate communications with the Company’s external auditors and Chief Financial Officer, as well as required executive sessions. The Audit Committee has a charter, available on our web site at www.K12.com, setting forth the structure, powers and responsibilities of the Audit Committee. Pursuant to the charter, the Audit Committee is comprised of at least three members appointed by our Board of Directors, each of whom satisfies the requirements of independence and financial literacy. Our Audit Committee has determined that Messrs. Davis and Fink are audit committee financial experts as that term is defined under the Securities Exchange Act of 1934, as amended, or Exchange Act. Under its charter, the responsibilities of the Audit Committee include:

•	annually reviewing and recommending to our Board of Directors the selection of an independent registered public accounting firm;

•	reviewing and discussing with management significant accounting matters;

•

discussing with our independent registered public accounting firm the conduct of the audit, the adequacy and effectiveness of our accounting, the effectiveness of internal control over financial reporting, and applicable requirements regarding auditor independence;

•	approving the audited financial statements of the Company to be included in our annual report on Form 10-K; and

•	pre-approving all audit and non-audit services and fees associated with our independent registered public accounting firm.

The Compensation Committee. The Compensation Committee consists of Mr. Davis, who serves as the Chairman, Messrs. Tisch and Reynolds and Ms. Futrell. Our Board of Directors has determined that each of Messrs. Davis, Tisch and Reynolds and Ms. Futrell qualify as independent directors within the meaning of the applicable NYSE listing requirements.

The Compensation Committee met five times during fiscal year 2011. The Compensation Committee has a charter, available on our web site at www.K12.com, setting forth the structure, powers and responsibilities of the Compensation Committee. Under its charter, the responsibilities of the Compensation Committee include:

•	reviewing the compensation philosophy of our Company;

•

reviewing and approving corporate goals and objectives relating to the compensation of our Chief Executive Officer and, based upon an evaluation of the achievement of these goals, recommending to the Board of Directors our Chief Executive Officer’s total compensation;

•

reviewing and approving salaries, bonuses and other forms of compensation for our other executive officers, including without limitation stock options, restricted shares, and other forms of equity compensation;

•	considering and adopting changes to our compensation structure as applicable to all non-executive officer employees, including, but not limited to, salaries and benefits;

•	performing such duties and exercising such authority as may be assigned by the Board of Directors under the terms of our equity incentive and bonus plans; and

•	performing such other duties and exercising such other authority as may be assigned from time to time to the Compensation Committee by our Board of Directors.

The Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Mr. Bron, who serves as the Chairman, and Messrs. Fink and Tisch. Our Board of Directors has determined that each of Messrs. Bron, Fink and Tisch qualify as independent directors within the meaning of the applicable NYSE listing requirements. Our Board of Directors has adopted Corporate Governance Guidelines which are available on our web site at www.K12.com.

The Nominating and Corporate Governance Committee met one time during fiscal year 2011. The Nominating and Corporate Governance Committee has a charter, available on our web site at www.K12.com, setting forth the structure, powers and responsibilities of the Nominating and Corporate Governance Committee. Under its charter, the Nominating and Corporate Governance Committee has the authority to nominate persons to stand for election to and to fill vacancies on our Board of Directors. The Nominating and Corporate Governance Committee may consider the following criteria, as well as any other factors the Nominating and Corporate Governance Committee deems appropriate, in recommending candidates for election to our Board of Directors: (i) personal and professional integrity, ethics and values; (ii) experience in corporate management, such as serving as an officer or former officer of a publicly-held company, and a general understanding of marketing, finance, operations, governance and other elements relevant to the success of a publicly-traded company in today’s business environment; (iii) experience in management and in the Company’s industry; (iv) experience as a board member of another publicly-held company; (v) academic or policy expertise in an area of the Company’s operations; and (vi) practical and mature business judgment, including ability to make independent analytical inquiries. Although the Nominating and Corporate Governance Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees, it strives to nominate directors with a variety of complementary skills so that, as a group, the Board of Directors will possess the appropriate backgrounds, talent, perspectives, skills and expertise to oversee the Company’s business. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders, provided such recommendations are submitted in writing not later than the close of business on the ninetieth day, or earlier than the close of business on the one hundred twentieth day, prior to the anniversary of the preceding year’s annual meeting of the stockholders. Such recommendations should include the name and address and other pertinent information about the candidate as is required to be included in the Company’s proxy statement. Recommendations should be submitted to the corporate secretary of the Company at K12 Inc., 2300 Corporate Park Drive, Herndon, VA 20171, Attention: General Counsel and Secretary. The Nominating and Corporate Governance Committee will consider the same criteria set forth above when evaluating director candidates recommended by stockholders.

Board of Directors Leadership Structure

Currently, our Board of Directors has determined that the roles of the Chairman of the Board of Directors and our Chief Executive Officer should be separate. The decision whether to combine or separate these positions depends on what our Board of Directors deems to be in the long term interest of stockholders in light of prevailing circumstances. Our Board of Directors believes the Company is well-served by this flexible leadership structure and that the combination or separation of these positions should continue to be considered on an ongoing basis.

Risk Management

Our Board of Directors believes full and open communication with management is essential for effective risk management and oversight. Members of our Board of Directors discuss strategy and risks facing the Company with our Chief Executive Officer and our senior management at meetings of our Board of Directors or when members of our Board of Directors deem necessary, but normally, at least semi-annually. Because our Chief Executive Officer is a member of our Board of Directors, our Chief Executive Officer attends all Board of Directors meetings and is available to address any questions or concerns raised by our Board of Directors on risk management and any other related matters. Our Chief Executive Officer is also asked to contribute to the agenda for these meetings, so that each functional division of the Company can identify risk-related topics that may require Board of Directors attention, such as political risk, information security and privacy and systems infrastructure. Each quarter, our Chief Executive Officer presents to our Board of Directors on strategic matters involving our operations and strategic initiatives and also discusses key strategies, challenges, risks, and opportunities for the Company.

Management is responsible for the day-to-day management of risks that the Company faces, while our Board of Directors, as a whole and through its committees, is responsible for the oversight of risk management. In fiscal year 2011, our Board of Directors participated in an enterprise risk management assessment that was led by our management with the participation of outside advisors. Based on that review, we identified and prioritized enterprise-wide risks that in the judgment of our Board of Directors require ongoing monitoring and remediation. To meet that objective, our Board of Directors assigned these responsibilities to a management operating committee along with an obligation to make progress reports to the Board of Directors at least semi-annually. Our Board of Directors and management will assess on an ongoing basis whether additional external enterprise risk management assessments are needed for the Company.

In addition, our Board of Directors evaluates risks that may arise as the Company pursues new educational business, both domestically and internationally. In its risk oversight role, the Board of Directors monitors whether the risk management processes that management has designed and implemented are effective both as designed and as executed. While our Board of Directors is ultimately responsible for risk oversight, our three committees assist our Board of Directors in fulfilling these responsibilities in certain areas of risk. Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting and internal controls, and discusses with management the Company’s policies with respect to those matters. This includes risk management reports prepared by our internal audit department and provided to our Audit Committee on a quarterly basis. Our Compensation Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. Finally, our Nominating and Corporate Governance Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors, and corporate governance.

Risk Assessment in Compensation Programs

Consistent with SEC disclosure requirements, we have previously assessed the Company’s compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Our management assessed the Company’s executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risks of a material nature. This risk assessment process included a review of our compensation policies and practices; analyses to identify risk and risk control related to such policies and practices; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to Company strategy. Since the risk assessment was concluded, we have not altered our compensation policies and practices in a manner that we believe would materially affect their risk profile.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the Company’s ability to effectively identify and manage significant risks; are compatible with effective internal controls and the risk management practices of our Company; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all employees. The Code of Business Conduct and Ethics is available on our website at www.K12.com. We intend to satisfy the disclosure requirements under the Exchange Act regarding an amendment to, or waiver involving a director or officer from, our Code of Business Conduct and Ethics by posting such information on our website.

Stockholder Communications with the Board of Directors

Stockholders and other interested parties may communicate directly with our Board of Directors, individually or as a group, by sending an email to our General Counsel at OGC@K12.com, or by mailing a letter to K12 Inc., 2300 Corporate Park Drive, Herndon, VA 20171, Attn: General Counsel and Secretary. Our General Counsel will monitor these communications and will provide summaries of all received communications to our Board of Directors at its regularly scheduled meetings. Where the nature of a communication warrants, our General Counsel may decide to seek the more immediate attention of the appropriate committee of the Board of Directors or a director, or our management or independent advisors and will determine whether any response is necessary.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about our fiscal year 2011 compensation for the following named executive officers:

•	Ronald J. Packard, Chief Executive Officer;

•	Harry T. Hawks, Chief Financial Officer and Executive Vice President;

•	George B. Hughes, Jr., Executive Vice President of School Services;

•	Bruce J. Davis, Executive Vice President of Worldwide Business Development; and

•	Celia M. Stokes, Chief Marketing Officer and Executive Vice President.

We have organized this Compensation Discussion and Analysis into six parts:

Part I – Executive Summary

Part II – Pay for Performance

Part III – Overview of Compensation for Named Executive Officers

Part IV – Elements of Compensation for Named Executive Officers

Part V – Employment, Severance and Change in Control Arrangements

Part VI – Tax, Accounting and Other Considerations

Part I – Executive Summary

Our Business

We are a technology-based education company focused on delivering proprietary curriculum and educational services created for individualized learning to students primarily in kindergarten through twelfth grade. Our proprietary curriculum is research-based and combines content with innovative technology to allow students with a wide spectrum of learning styles to receive an effective and engaging education regardless of geographic location or socio-economic background. This learning system is well-suited for virtual public schools, online school district-wide programs, public charter schools, hybrid programs and private schools that combine varying degrees of online and traditional classroom instruction and other educational applications. As of June 30, 2011, we served virtual public schools or hybrid schools in 27 states and the District of Columbia. In addition, we operate three online private schools and also sell access to our online curriculum and learning kits directly to school districts and to individual consumers.

Business Highlights of Fiscal Year 2011

Fiscal year 2011 was a transformational year for our company. Despite continued volatility in the global economy and capital markets, we were able to deliver strong financial results and make significant progress on our business development strategies. Highlights of the 2011 fiscal year included:

•	Revenue growth from $384.5M to $522.4M, an increase of 35.9%, of which 23.7% was from organic growth, 10.4% was from acquisitions and 1.8% was from new initiatives;

•	EBITDA growth of 9.6% despite the impact of acquisition transaction costs, merger integration and startup losses associated with our new initiatives;

•	An increase in total average enrollment of 45.7% from 67,878 to 98,890;

•	The solid performance of our stock price indicating that our stockholders share our confidence in the Company’s diversification strategy and its implementation;

•

Completion of the strategic acquisitions of KC Distance Learning, The American Education Corporation and the International School of Berne, which complement and expand our virtual charter school business, institutional sales and private school offerings; and

•

Our successful launch of several new initiatives, including Capital Education, Middlebury Interactive Languages, San Francisco Flex School and brick and mortar classroom pilot programs that position us in several complementary market segments.

Executive Compensation Highlights for Fiscal Year 2011

Significant compensation decisions for named executive officers for the 2011 fiscal year included:

•

We entered into an amended and restated employment agreement with Mr. Packard, whose then-current employment agreement was expiring. Throughout his tenure as our chief executive officer, Mr. Packard has demonstrated sustained leadership in advocating the benefits of online learning and individualized instruction in grades K-12. He has enabled our company to grow during a period of unprecedented reductions in state education funding and guided us in our consideration of new investments in our future. Mr. Packard’s amended and restated employment agreement extends the term of his employment with us through September 2014 and provided for an increase in his base salary from $475,000 to $575,000, which the Board of Directors believed was appropriate to ensure Mr. Packard’s continued retention. Under the terms of the amended and restated agreement, a large portion of Mr. Packard’s cash compensation is performance-variable and his equity compensation is also performance-based, with a substantial portion of awards granted only upon the achievement of certain predetermined performance targets established annually by the Board of Directors;

•

We made annual cash incentive awards to our named executive officers with respect to corporate-level and individual performance consistent with fiscal year 2011 achievements to ensure that they are fairly and competitively compensated for their contributions to long-term shareholder value;

•

We granted equity incentive awards to our named executive officers in the form of restricted stock in lieu of stock options to more closely align the interests of our named executive officers with those of our stockholders, provide better retention incentives, mitigate the potential for stockholder dilution and align our equity compensation practices with those of similarly situated companies; and

•

We determined not to provide any base salary increases for fiscal year 2011 for all of our named executive officers (other than Mr. Packard) despite their excellent performance, in order to maintain an efficient cost structure in an uncertain economic environment, subject to the outcome of the Company’s strategic plans.

Part II – Pay for Performance

We believe our strengths in developing engaging and effective curricula and providing technology-based services provide us with a sustainable competitive advantage to serve the increasing demands for online education. Our growth strategy centers upon leveraging the investment we have already made in our learning systems to serve adjacent markets and diversify our risk profile. Compensation for our named executive officers has been designed to encourage pursuit of that strategy and varies substantially with performance. As discussed in Parts III and IV of this Compensation Discussion and Analysis, our Compensation Committee considers several quantitative and qualitative measures when determining compensation for our named executive officers and maintains discretion under our variable compensation programs to ensure that our named executive officers’ compensation appropriately reflects our and their individual achievements during the course of the applicable year and over long-term periods. In addition, we have implemented a program under which a large portion of Mr. Packard’s annual compensation opportunity is equity-based and earned only upon the achievement of certain predetermined performance targets established annually by the Compensation Committee. The design elements of our compensation for named executive officers that are intended to encourage good governance and pay-for-performance include:

•	All elements of compensation for our named executive officers are overseen by a highly engaged and active compensation committee composed entirely of independent directors;

•

The Compensation Committee utilizes the services of an independent compensation consultant – Towers Watson and Co., or Towers Watson – that performs only executive compensation services for our company;

•

Based on a Towers Watson study prepared as of March 31, 2011 to reconcile the inclusion of companies with different fiscal year ends, our total shareholder return over the trailing twelve-month period was in the 97th percentile when compared to that peer group of companies (described below), and composite performance (i.e., operational and shareholder performance combined) was in the 80th percentile for the trailing thirty-six month period when compared to our peer group over their corresponding three fiscal years, all as determined by Towers Watson in connection with a pay-for-performance assessment commissioned by the Compensation Committee in fiscal year 2011;

•

Named executive officers are not provided with lavish perquisites and are instead generally eligible under the same plans as all other employees for medical, dental, vision, disability and life insurance, with certain exceptions discussed in Part IV below;

•	We do not offer any supplemental retirement plan contributions to named executive officers in excess of company contributions generally made available to all our employees;

•	None of our named executive officers are entitled to receive tax gross-ups on payments they could receive in connection with a change in control of our company;

•

We provide a substantial portion of total compensation for our named executive officers in the form of equity-based awards under which the value realized is tied to stock price performance, and all of our named executive officers have meaningful personal assets invested in our common shares; and

•

As shown in the following chart, in fiscal year 2011, fixed base salary represented only 39% of total compensation for our named executive officers, whereas variable cash and equity-based incentive compensation represented 61% of their total compensation.

Observations Regarding the Mix of Total Direct Compensation

The chart below shows each element of total direct compensation (based on fiscal year 2011 target levels) on a relative basis. It is noteworthy that in the aggregate, the target value of long-term incentives of our named executive officers as a group is more than twice than that given to short-term incentives. This is to incent the named executive officers to focus on long-term shareholder value rather than immediate financial reward. In addition, the Compensation Committee set the amount of variable or “at-risk” compensation for the Chief Executive Officer at a level higher than the other named executive officers due to responsibilities not shared by the other named executive officers and the Chief Executive Officer’s ability to influence the entire Company’s performance.

Short-Term vs. Long-Term Incentive Pay Opportunity as a Percentage of Total Pay

	Short-Term Incentive Pay Target Annual Incentive	Long-Term Incentive Pay
CEO	12%	88%
Other NEOs (Average)	37%	63%

Cash vs. Equity-Based Pay Opportunity as a Percentage of Total Pay

	Cash Base Salary + Target Annual Incentive	Equity-Based Long-Term Incentives
CEO	22%	78%
Other NEOs (Average)	66%	34%

Fixed vs. Variable Pay Opportunity as a Percentage of Total Pay

	Fixed Base Salary	Variable Performance-Related Pay Target Annual Incentive + Long- Term Incentive
CEO	11%	89%
Other NEOs (Average)	46%	54%

Defined Terms:

Total Pay — The sum of base salary, target annual incentive, and target long-term incentives.

Fixed Pay — Base pay or salary.

Variable Pay — Compensation that can vary based on Company or individual performance. Variable pay is “at risk.”

Cash — Compensation paid in the form of cash (base salary and annual incentive).

Equity — Restricted stock awards or other equity awards. Equity awards are “at risk.”

Short-Term — Compensation based on performance of one year or less.

Long-Term — Compensation based on performance of greater than one year.

Target – The percentage of base salary that is paid as a cash bonus upon the achievement of 100% of the named executive officer’s corporate and individual goals.

Part III – Overview of Compensation for Named Executive Officers

Objectives and Philosophy of Executive Compensation

The Compensation Committee, composed entirely of independent directors, administers our executive compensation programs. The Compensation Committee’s role as described in its charter is to discharge the Board of Directors’ responsibilities relating to compensation of our executives, including the named executive officers, and to oversee and advise the Board of Directors on the adoption of policies that govern our compensation and benefit programs. Our executive compensation programs are designed primarily to achieve the following objectives:

Objective		Corresponding Design Element

Attract and retain individuals of superior ability and managerial talent	•	Compensation programs are designed to be competitive relative to the market and among companies with whom we compete for managerial talent

	•	The Compensation Committee reviews competitive market compensation practices and levels with the advice of an independent compensation consultant.

	•	Flexibility is maintained to tailor compensation packages for attracting and retaining key individuals whom we believe warrant particular consideration

Promote the Company’s business and growth strategies	•	Annual performance-based incentive bonuses tie cash compensation to achievement of goals that advance our short-term strategic business objectives

	•	Long-term equity incentive awards tie overall compensation to creating value for our stockholders

Align pay with performance	•	For fiscal year 2011, variable cash and equity-based incentive compensation has represented 61% of overall compensation for named executive officers

	•	The value of annual cash incentive awards directly reflect individual performance as measured against pre-established performance goals

	•	The Compensation Committee reviews pay-for-performance assessments prepared by our independent compensation consultant

To encourage the maximization of stockholder value and align compensation with stockholders’ interests	•	Long-term equity incentive awards tie substantial portions of total potential compensation to the performance of our stock price

	•	Long-term stock ownership by executives provides ongoing incentives

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a substantial portion of the executives’ overall compensation to the achievement of key strategic, financial and operational goals, such as our annual revenues and earnings. The Compensation Committee also evaluates individual executive performance with the goal of setting compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size, stage of development, geographic coverage, and that operate in the major education and high-technology industries, taking into account our relative performance and our strategic goals.

Determination of Compensation Awards

The Compensation Committee has the authority to determine the compensation awards available to our named executive officers with the exception of the Chief Executive Officer, for whom it makes recommendations to the Board of Directors for approval. We have historically set base salaries and annual incentive targets considering both individual performance and executives’ scope of responsibilities. Base salaries and annual incentive targets for the named executive officers were first set as of the date of hire, and base salaries are generally reviewed annually by the Compensation Committee and adjusted to reflect individual performance and any changes in position within the Company to both reward the executives for superior performance and to further our goals of attracting and retaining managerial talent. Underperformance is considered as well. To aid the Compensation Committee in making its determination, the Chief Executive Officer provides recommendations annually to the Compensation Committee regarding the compensation of all executive officers, excluding himself. Each named executive officer other than our Chief Executive Officer, in turn, participates in ongoing performance updates with the Chief Executive Officer to provide input regarding the named executive officer’s contributions to our success for the period being assessed. The performance of our Chief Executive Officer is reviewed annually by the Compensation Committee.

For fiscal year 2011, like in prior years, our executive compensation package consisted of a fixed base salary and variable cash and equity incentive awards, with a significant portion weighted towards the variable components to ensure that total compensation reflects our overall success or failure and to motivate executive officers to meet appropriate performance measures, thereby maximizing total return to stockholders. Within our performance-based compensation program, we aim to compensate the named executive officers in a manner that is tax effective for us.

Use of Compensation Consultants and Compensation Benchmarking

In May 2010, the Compensation Committee retained Towers Watson as an independent compensation consultant to assist it with executive compensation matters. Towers Watson continued to act as an independent consultant to the Compensation Committee during fiscal year 2011. During fiscal year 2011, it provided competitive market data and performed a competitive analysis of the compensation that each of our named executive officers receives. In addition, Towers Watson advised us in the design of an amended and restated employment agreement that we entered into with Mr. Packard early in fiscal year 2011 and in the implementation of our annual cash performance bonus and equity incentive award programs for fiscal year 2011. Based on information and advice provided by Towers Watson, our Compensation Committee determined that the total compensation levels and opportunities historically provided to our named executive officers have been at below-market levels and the changes in our compensation programs for fiscal year 2011 were intended to make our executive compensation program more competitive in the marketplace. Going forward, our Compensation Committee has determined that overall compensation levels for each of our named executive officers should be set between the 50th and the 75th percentile of similarly-situated executive officers of the companies in our peer group, which is discussed in more detail below, with such variations from this guideline as may be necessary or appropriate from time to time to attract or retain individual executives or reward company-wide or executive performance over time. Towers Watson did not perform any non-executive compensation services for us during fiscal year 2011.

Peer Group

An important component of setting and structuring compensation for our named executive officers is determining the compensation packages offered by leading education and high-technology companies in order for us to offer competitive compensation within that group of companies. In fiscal year 2010, based upon information and advice provided by Towers Watson, we determined that it was appropriate to reevaluate and expand our peer group in order to better assess our competitiveness among companies of similar size, industry and technology profiles to us. No changes were made during fiscal year 2011 to the peer group, which continued to consist of the following publicly traded companies: American Public Education, Inc.; Blackboard Inc.; Blue Nile, Inc.; Capella Education Company; Corporate Executive Board Company; Lincoln Educational Services Corporation; Strayer Education, Inc.; Blackbaud, Inc., Bridgepoint Education, Inc.; Corinthian Colleges, Inc.; Deltek, Inc.; DeVry Inc.; Grand Canyon Education, Inc.; Rosetta Stone Inc.; Skillsoft Ltd.; and Universal Technical Institute, Inc.

Part IV – Elements of Compensation for Named Executive Officers

Summary of Elements of Compensation and Corresponding Objectives

Compensation Element		Primary Objectives		Key Features

Base salary	•	Recognize the performance of job responsibilities and attract and retain individuals with superior talent	•	Adjustments are considered annually based on competitive market analysis and individual performance

Annual performance-based cash awards	•	Promote short-term business and growth strategies	•	Annual cash incentive awards are made with respect to achievement of corporate-level and individual performance
	•	Align pay with performance

Long-term equity incentive awards	•	Emphasize long-term business and growth strategies	•	Equity incentive awards are granted primarily in the form of restricted stock to more closely align the interests of our named executive officers with those of our stockholders, provide better retention incentives, mitigate the potential for stockholder dilution and align our equity compensation practices with those of similarly situated companies
	•	Encourage maximization of stockholder value
	•	Align compensation with stockholders’ interests
	•	Promote retention and provide ongoing incentives by encouraging long-term stock ownership

			•	Time-based vesting ties value of awards to sustained growth of our stock price

			•	Certain awards for our chief executive officer are only granted upon achievement of pre-determined performance goals

Base Salary

Base salaries for our named executive officers are generally established in line with the scope of their responsibilities, taking into account competitive market compensation paid by other companies for like positions, and recognizing cost of living considerations. Base salaries are reviewed at least annually, and are adjusted from time to time according to performance, additional duties, promotions, and general economic conditions. Salaries among the named executive officers also reflect, in part, the terms negotiated for their position at the time of hire and subsequent adjustments determined by the Compensation Committee, or the Board of Directors in the case of our Chief Executive Officer, to account for executive performance, peer group trends, and new responsibilities assigned. Based upon the foregoing considerations, for fiscal year 2011, except with regard to Mr. Packard because of his entering into an amended and restated employment agreement, the Compensation Committee determined to maintain the base salaries of our named executive officers at fiscal year 2010 levels.

Effective on September 27, 2010, the Company and Mr. Packard entered into an amended and restated employment agreement providing for an increase in Mr. Packard’s annual base salary from $475,000 to $575,000, subject to annual reevaluation by our Board. The Board of Directors determined that an increase in Mr. Packard’s base salary was appropriate upon the four-year extension of his employment term due to Mr. Packard’s leadership and performance over the term of his employment with the Company and to more closely align Mr. Packard’s overall compensation with competitive market salaries, as described in more detail under “ — Use of Compensation Consultants and Compensation Benchmarking” above. For additional discussion of the terms of Mr. Packard’s amended and restated employment agreement, see “Potential Payments Upon Termination or Change in Control — Employment Agreements” below.

Annual Performance Bonus

We maintain an annual cash bonus program, or the Executive Bonus Plan, which is intended to reward executive officers based on our Company’s overall performance and the individual named executive officer’s contributions to that performance. In determining an annual bonus for each named executive officer, we evaluate performance as measured against certain objective financial metrics as well as individual performance goals. We believe that the Executive Bonus Plan provides incentives that are necessary to retain executives and reward them for our short-term performance in the pursuit of our larger business objectives and is designed to provide for a substantial portion of our cash compensation for named executive officers to be variable based upon Company and individual performance.

The Executive Bonus Plan for all of our named executive officers in fiscal year 2011 consisted of two key elements: (i) a corporate-level financial performance element with a 60% weighting; and (ii) an individual performance element with a 40% weighting. The Compensation Committee chose these elements and their relative weightings to align the total cash compensation opportunity of our named executive officers with the achievement of performance objectives that create long-term stockholder value. For fiscal year 2011, Messrs. Davis’ and Hughes’ and Ms. Stokes’ target bonus was 40% of base salary and Mr. Hawks’ target bonus was 50% of base salary. The target bonus for Mr. Packard for fiscal year 2011 was 100% of base salary, with a maximum bonus potential equal to 200% of his base salary as provided in his amended and restated employment agreement.

The corporate-level financial performance element of the Executive Bonus Plan for fiscal year 2011 was based on achievement of two performance metrics, revenue and operating income, each with a 30% weighting. Initially, the corporate-level revenue target was established at $500 million and the operating income target was established at $28 million, excluding interest, taxes, non-controlling interest and bonus accruals. Subsequently, to reflect the accretive impact of acquisitions in which we engaged during fiscal year 2011, the corporate-level revenue target was adjusted upward to $514.6 million and the operating income target was adjusted upward to $29.2 million. These adjustments were made pursuant to a target recalibration methodology for acquisitions as recommended by Towers Watson. We considered the financial performance goals for fiscal year 2011 difficult to achieve because the executives were required to produce strong financial results during a challenging and uncertain economic period for the education industry as certain states continued to reduce student funding levels due to budget shortfalls, we incurred significant one-time expenses as a result of the implementation of a company-wide enterprise resource planning system and acquisition integration costs.

We established individual performance elements for the fiscal year 2011 Executive Bonus Plan that were intended to align the named executive officers’ incentives with the Company’s development and performance strategies. Mr. Packard’s individual goals included strengthening our virtual academy business through increased enrollment and retention, developing additional business channels to diversify into adjacent markets, implementing new internal reporting systems, enhancing our overall operations by launching new curriculum and learning management systems and capitalizing on opportunities for increased efficiencies. Mr. Hawks’ individual goals included strengthening internal and external financial relationships, integrating newly acquired business lines, optimizing our capital structure and improving our financial processes and efficiency. Mr. Hughes’ individual goals included renewal of virtual school contracts, expanding our blended school programs, linking teacher pay to performance measures, improving academic performance in fully-managed schools, integrating virtual schools obtained in acquisitions and ensuring school compliance with state regulations. Mr. Davis’ individual goals included managing our international operations growth, strategy and business development. Ms. Stokes’ individual goals included developing branding strategies for our business units, improving marketing efficiency and developing our call center operations.

When determining the fiscal year 2011 Executive Bonus Plan awards for named executive officers, we first examined the levels of achievement attained with respect to both the individual and corporate-level performance goals and applied the relative weightings described above. Our revenues for fiscal year 2011 grew 35.9% to $522.4 million, well exceeding the adjusted revenue target established for the Executive Bonus Plan. Operating income for fiscal year 2011, however, was below target at $24.2 million, reflecting expenses primarily associated with transaction and integration costs related to the acquisitions we undertook in fiscal year 2011 and implementation of our enterprise resource planning system. Consequently, we determined that the named executive officers achieved 50% of the corporate-level performance goals.

For individual performance goals, we evaluated each named executive officer’s actual performance and then weighted those levels of outcomes against their individual goals. In particular, we reviewed the performance of the named executive officers who have profit and loss responsibility and increased or decreased their awards depending on whether they had achieved the internal goals for their respective businesses. We also sought to recognize the performance of named executive officers in areas not directly tied to their individual performance goals, including the Chief Financial Officer who has functional responsibilities. These areas included substantial improvements in diversification of our overall business and internal business infrastructure which we believe are transformational investments in the future of our company. We sought to recognize the substantial efforts of our named executive officers in completing our acquisitions of KC Distance Learning, The American Education Corporation and the International School of Berne. These acquisitions enhanced our online public school offerings and the scale of our institutional business and private school distribution channels. Despite the additional demands of these acquisitions, the named executive officers were also able to lead our company in completion of several strategic initiatives and achieving the strong revenue growth described above. Based upon the foregoing, annual bonuses were paid to our named executive officers for fiscal year 2011 in the amounts set forth in the Nonequity Incentive Plan Compensation column of the Summary Compensation Table for 2011 below.

Equity Awards

We believe that providing long-term equity awards promotes our goal of aligning executive compensation with the long-term interests of our stockholders in building the value of our Company. Previously, some of our employees, including the named executive officers, were eligible to participate in our Amended and Restated Stock Option Plan and/or received grants of stock options pursuant to stand alone stock option agreements. No stock options have been granted under the Amended and Restated Stock Option Plan or pursuant to stand alone stock option agreements since the date of our initial public offering. Currently, our named executive officers, along with a large portion of our employees, are eligible to participate in our 2007 Equity Incentive Award Plan, or the Equity Incentive Award Plan, pursuant to which we primarily grant equity-based awards.

The Company has historically made long-term equity awards to named executive officers in the form of stock options with an exercise price that is equal to the fair market value of the underlying stock, which is defined as the closing price for one share of our Common Stock on the NYSE on the date of grant. Stock options granted to our named executive officers other than Mr. Packard generally have a four-year vesting schedule designed to incentivize value creation and conform to market practices. To more closely align Mr. Packard’s equity incentive compensation with our success, we developed a dual vesting schedule with a portion of his option grants subject to time-based vesting and a portion vesting upon our Company’s achievement of pre-established corporate-level financial performance metrics and jurisdictional expansion targets. For fiscal year 2011, the corporate-level financial targets were the same revenue and operating income targets set forth above with respect to the fiscal year 2011 performance bonuses. The jurisdictional expansion targets consisted of a series of new school and enrollment targets. This dual vesting takes into consideration Mr. Packard’s role as our Chief Executive Officer and steward of achieving our Company’s corporate goals, as well as his role as an individual contributor to business development efforts and revenue generation.

For the same reasons as stated above with respect to the performance metrics relating to annual performance bonuses for executives, the Board of Directors believed these performance metrics would be difficult for Mr. Packard to achieve in fiscal year 2011. In addition, our revenue and operating income targets are in part dependent upon the ability to serve virtual public schools in more states or the removal of enrollment restrictions in states where we currently operate. Mr. Packard’s performance-based vesting targets relating to jurisdictional and enrollment expansion for fiscal year 2011 were directly dependent upon these factors. Achieving these goals typically requires a major initiative to secure legislation or regulations permitting our form of public education and attracting the forecasted number of students. These efforts include coordinating grass-roots support, converting this support into state-specific legislative proposals, and managing advocacy efforts to ensure the adoption of enabling legislation. This process often takes multiple legislative sessions over several years. The difficulty and uncertainty of this process is a major factor in measuring our Company’s performance.

In early fiscal year 2012, the Compensation Committee determined that Mr. Packard achieved the jurisdictional and enrollment expansion goals during fiscal year 2011 at a level such that he was entitled to vest in stock options to purchase to 44,118 shares of our common stock that were granted pursuant to a July 2007 stock option agreement. In addition, pursuant to the terms of the applicable award, Mr. Packard vested in stock options to purchase 294,117 shares of our common stock at an exercise price of $30.60 per share in January 2011 when the ten-day average closing price per share of our common stock reached $30.60.

In fiscal year 2011, we did not award stock options to our named executive officers and determined instead to provide long-term equity incentive compensation in the form of restricted stock awards. Our Compensation Committee believes that the use of restricted stock as the primary form of equity compensation for our named executive officers more closely aligns the interests of these executives with those of our stockholders, provides better retention incentives, results in less dilution to our stockholders and is more in line with the equity compensation practices of similarly-situated companies, including the companies in our peer group. In fiscal year 2011, we granted restricted stock awards to our named executive officers in the following amounts, which awards were granted in September 2010: Messrs. Hughes and Davis and Ms. Stokes each received 12,000 shares of restricted stock and Mr. Packard received 25,000 shares of restricted stock. Mr. Hawks received a grant of 25,000 shares of restricted stock and 100,000 stock options upon the commencement of his employment in May 2010; therefore, he was not included in the annual grant of equity to our named executive officers in September 2010. The shares of restricted stock vest semi-annually over a three-year period, with 20% vesting in the first year and 40% vesting in each of the next two years following the grant date. The Compensation Committee determined that the size of these restricted stock awards was appropriate to achieve the purpose of encouraging retention among our named executive officers and generally represented a substantial increase over the size of the restricted stock awards granted to the named executive officers in fiscal year 2010 in order to bring the total compensation opportunity of our named executive officers in-line with competitive market compensation and because the named executive officers did not receive awards of stock options in fiscal year 2011. The Compensation Committee expects that restricted stock awards will continue to be an important feature of our executive compensation program going forward. The Compensation Committee did not consider past performance during any period in determining the restricted stock awards granted to our named executive officers in fiscal year 2011.

In consideration of his signing a new employment agreement to serve as our Chief Executive Officer for a term of four years, we granted Mr. Packard 145,530 shares of restricted stock, of which 50% vested immediately, with the remaining 50% to vest over three years in quarterly installments starting on the first anniversary of the date of the grant. As with the other elements of the compensation package provided in Mr. Packard’s amended and restated employment agreement, we determined that these awards were necessary and appropriate to retain Mr. Packard as our Chief Executive Officer and in recognition of Mr. Packard’s leadership and performance over the term of his employment with the Company.

In addition, under the terms of his amended and restated employment agreement, Mr. Packard is eligible to receive annual restricted stock awards in amounts up to $1.25 million, based on the achievement of certain pre-determined performance objectives to be established by the Compensation Committee each fiscal year. The

Compensation Committee determined that the performance objectives applicable to restricted stock awards would be the achievement of 8% revenue growth over three years. Actual revenue growth during fiscal year 2011 was 33%. Therefore, in early fiscal year 2012, the Compensation Committee awarded Mr. Packard 46,667 shares of restricted stock, valued at $1.25 million based upon the fair market value of our common stock on the date of grant. These shares vest over three years in equal quarterly installments.

Deferred Compensation Plan

We maintain a non-qualified deferred compensation plan, or the Deferred Compensation Plan, for members of our management team, including our named executive officers. Under the Deferred Compensation Plan, our named executive officers are eligible to elect to defer up to 50% of their annual salary and up to 100% of any annual incentive bonus. These amounts may be deferred until retirement. Earnings are credited on deferred amounts based upon a variety of investment options that may be elected by each participant. We believe that the addition of the Deferred Compensation Plan provides our Company an additional means to further its philosophy of attracting and retaining individuals of superior ability. Certain information with respect to amounts deferred by our named executive officers under this plan are set forth below in the Nonqualified Deferred Compensation Table.

Defined Contribution Plan

We maintain a Section 401(k) Savings/Retirement Plan, or the 401(k) Plan, which covers our eligible employees, including our named executive officers. The 401(k) Plan allows participants to defer a portion of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) Plan. We currently provide matching contributions equal to $0.25 for each dollar of a participant’s contributions, up to a maximum of 4% of the participant’s annual salary, subject to certain other limits. Our matching contributions are subject to a four-year vesting schedule.

Employee Benefits and Perquisites

We provide our named executive officers with certain personal benefits and perquisites, which we do not consider to be a significant component of executive compensation but recognize are an important factor in attracting and retaining talented executives. Named executive officers are eligible under the same plans as all other employees for medical, dental, vision, disability and life insurance. We also pay for supplemental long-term disability and life insurance premiums for our executive officers and provide our executive officers the opportunity to receive company-paid executive physical examinations. We provide these supplemental benefits to our executive officers due to the relatively low cost of such benefits and the perceived value they provide in assisting us in attracting and retaining talented executives. We reimburse certain executives for their relocation expenses from time to time and reimburse our executives for temporary housing expenses they may incur in connection with their provision of services to us. We provide such reimbursements to our executives because such expenses are typically directly associated with and would not have been incurred but for their commencement or continued provision of services to us. None of our executive officers receives any tax gross ups in connection with our provision of any perquisites or personal benefits. The value of personal benefits and perquisites we provide to each of our named executive officers is set forth below in our Summary Compensation Table.

Part V – Employment, Severance and Change in Control Arrangements

We currently have employment agreements in place with each of our named executive officers that provide for severance payments in connection with certain terminations of employment. During fiscal year 2011, we entered into an amended and restated employment agreement with Mr. Packard that entitles him to receive severance payments equal to three times his base salary if he is terminated without cause or due to the Company’s non-extension of the term of the agreement or a constructive termination, as described in more detail below under the heading entitled “Potential Payments Upon Termination or Change in Control.” Our other named executive officers have employment agreements with us that provide for employment on an “at will” basis and provide for severance payments ranging from 180 days to 365 days (plus benefit continuation in certain cases) generally in connection with terminations of employment without cause or for good reason by the executive. These agreements were generally negotiated at hire and the potential severance payments were determined considering the executive’s level of experience and perceived marketability and the desired length of any post-employment restrictive covenants.

Severance is considered by us and our executives to be an integral part of the overall compensation package. We provide severance to the executives as a means to attract and retain individuals with superior ability and managerial talent. During fiscal year 2011, the Compensation Committee determined on a going forward basis to establish a uniform severance policy, or the Severance Policy, for terminations without cause rather than negotiating these terms in individual employment agreements. The Severance Policy takes into account management level and tenure with the Company.

The named executive officers are generally not entitled to receive cash payments solely as a result of a change in control of the Company, upon certain corporate transactions, including a sale of all or substantially all of the Company’s assets, certain mergers or consolidations and certain sales of our outstanding stock, which we refer to collectively as a change in control. Unvested stock options and restricted stock awards are treated differently following a change in control to take into account their respective purposes of value creation and retention. All of the named executive officers’ unvested stock options will become fully vested and exercisable under the terms of the applicable stock option agreements following a change in control. In early fiscal year 2012, we adopted a policy pursuant to which all restricted stock agreements with our named executive officers other than Mr. Packard would be subject to, “double trigger” acceleration upon a change in control. This policy generally means that the accelerated vesting of restricted stock will occur only if the named executive officer is terminated without cause in connection with the change in control. For this purpose, a termination without cause includes a “constructive termination”, which generally involves any material diminution in the named executive officer’s base salary, bonus potential, job title or responsibilities, as well as a relocation of the named executive officer’s principal place of business outside of a 40-mile radius. With respect to our Chief Executive Officer, and as provided in his amended and restated employment agreement, all of his outstanding restricted stock and stock options will become fully vested as of immediately prior to a change in control.

We believe that providing the named executive officers with severance payments upon certain terminations of employment, accelerated vesting of stock options upon a change in control, and accelerated vesting of restricted stock awards upon a termination without cause under the terms of their restricted stock award agreements are key retention tools that assist us with remaining competitive with the companies in our peer group, further our goal of attracting and retaining key executives with superior ability and managerial talent and protect our intellectual capital and competitive position. These employment agreements are further described below under the heading entitled “Potential Payments Upon Termination or Change in Control.”

Part VI – Tax, Accounting and Other Considerations

Deductibility of Executive Compensation

We review and evaluate the tax treatment of our executive compensation programs at the time they are adopted and as tax rules and regulations change. In order to preserve flexibility in the design and implementation of our compensation program, we have not adopted a formal policy that requires all compensation to be tax deductible for purposes of Internal Revenue Code Section 162(m), which limits the deductibility of certain compensation paid to our executive officers. However, to the greatest extent possible, it is our intent to structure our compensation programs in a tax efficient manner.

Accounting for Stock-Based Compensation

ASC Topic 718, Compensation — Stock Compensation, requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity-based awards under our equity incentive award plans are accounted for under ASC Topic 718. We consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Clawback Policy

We are currently considering the implementation of a compensation clawback policy applicable to executive officers pending completion of the Securities and Exchange Commission’s related rulemaking initiatives.

Summary Compensation Table for 2011

The following table provides information regarding the compensation that we paid to our named executive officers for services rendered during fiscal year 2011.

Name	Year	Salary	Bonus	Stock Awards(1)		Option Awards(1)	Nonequity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Ronald J. Packard	2011	$551,539	$—	$4,160,496	(4)	$—	$281,250	$9,648	$5,002,933
Chief Executive Officer	2010 2009	475,000 475,000	— —	261,900 —		1,446,908 1,570,738	471,200 309,000	22,796 116,382	2,677,804 2,471,120

Harry T. Hawks	2011	400,000	—	—		—	97,200	46,522	543,722
Executive Vice President and Chief Financial Officer	2010 —	62,307 —	— —	589,750 —		1,092,080 —	32,877 —	5,600 —	1,782,614 —

George B. Hughes, Jr.	2011	300,248	—	314,760		—	79,200	22,554	716,762
Executive Vice President of School Services	2010 2009	300,248 300,248	— —	53,358 —		298,425 366,505	120,099 78,064	27,102 4,785	799,232 749,602

Bruce J. Davis	2011	309,000	—	314,760		—	51,840	10,322	685,922
Executive Vice President of Worldwide Business Development	2010 2009	309,000 309,000	— —	53,358 —		244,166 282,733	123,600 80,340	28,865 7,842	758,989 679,915

Celia M. Stokes	2011	300,300	—	314,760		—	66,200	8,260	689,520
Executive Vice President and Chief Marketing Officer	2010 2009	300,300 300,300	— —	53,358 —		298,425 429,335	120,120 78,078	6,118 5,506	778,321 813,219

(1)	These columns represent the aggregate grant date fair value of restricted stock and stock options computed in accordance with FASB ASC Topic 718. For additional information, including information regarding the assumptions used when valuing the stock options, refer to note 10 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2011. See the table below entitled “Grants of Plan-Based Awards During 2011” for additional information on restricted stock and stock options granted during fiscal year 2011.
(2)	All amounts are reported in the year earned, regardless of when they are paid.
(3)	The amounts in this column consist of 401(k) plan matching contributions, additional life insurance, long-term disability premiums and, with respect to Mr. Packard for fiscal year 2009, relocation expenses paid by us. In addition, with respect to Messrs. Hawks, Hughes and Davis, the amounts in this column for fiscal year 2011 include payments for temporary housing, respectively, as follows: $36,500, $13,187 and $1,860.
(4)	Amount shown includes $3,499,997 representing the grant date fair value of 145,530 shares of restricted stock granted to Mr. Packard in connection with his entering into a new four-year employment agreement in September 2010.

Grants of Plan-Based Awards During 2011

The following table provides information regarding grants of plan-based awards to our named executive officers during fiscal year 2011. The awards described in the following table were granted under our Executive Bonus Plan and Equity Incentive Award Plan.

		Estimated Possible Payouts under Nonequity Incentive Plan Awards(1)		Estimated Possible Payouts under Equity Incentive Plan Awards(2) Target ($)	All Other Stock Awards: Number of Shares of Stock(3) (#)	Grant Date Fair Value of Option and Stock Awards ($)
		Target	Maximum
Name	Grant Date	($)	($)
Ronald J. Packard	—	575,000	1,150,000	1,250,000	—	—
	9/8/2010	—	—	—	145,530	3,499,997
	9/15/2010	—	—	—	25,000	660,500
Harry T. Hawks	—	200,000	200,000	—	—	—
George B. Hughes, Jr.	—	120,099	120,099	—	—	—
	9/14/2010	—	—	—	12,000	314,760
Bruce J. Davis	—	123,600	123,600	—	—	—
	9/14/2010			—	12,000	314,760
Celia M. Stokes	—	120,120	120,120	—	—	—
	9/14/2010			—	12,000	314,760

(1)	Represents the target and maximum incentive awards payable under our Executive Bonus Plan based on fiscal year 2011 base salaries. For additional information regarding our Executive Bonus Plan, see “Compensation Discussion and Analysis —Elements of Compensation — Annual Performance Bonus” above.
(2)	Awards are payable as restricted stock, valued as of the date of grant, based upon the achievement of performance objectives established by the Compensation Committee, as discussed under “Compensation Discussion and Analysis —Elements of Compensation — Equity Awards.”
(3)	Represents restricted stock awards granted to our named executive officers in fiscal year 2011. The shares vest over a period of three years, or in the case of our Chief Executive Officer, four years, as described in more detail in the footnotes to the table entitled “Outstanding Equity Awards at Fiscal Year End for 2011.”

Outstanding Equity Awards at Fiscal Year End for 2011

The following table provides information regarding outstanding equity awards held by our named executive officers as of June 30, 2011. All such equity awards consist of restricted stock and stock options granted pursuant to our Amended and Restated Stock Option Plan, our Equity Incentive Award Plan or stand-alone award agreements. The section titled “Equity Awards” in the Compensation Discussion and Analysis above provides additional information regarding the outstanding equity awards set forth in this table.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Ronald J. Packard(1)	77,000	99,000	—	$17.46	7/13/17	—	—
	103,125	46,875	—	23.45	8/21/16	—	—
	372,548	—	88,234	13.66	7/12/15	—	—
	42,075	—	—	7.65	12/31/12	—	—
	294,117	—	—	30.60	12/31/12	—	—
	—	—	—	—	—	104,265	3,445,342
Harry T. Hawks(2)	25,000	75,000	—	23.59	5/5/18	—	—
	—	—	—	—	—	20,000	662,800
George B. Hughes, Jr.(3)	—	20,419	—	17.46	7/13/17	—	—
	—	10,938	—	23.45	8/21/16	—	—
	—	4,902	—	13.66	7/03/15	—	—
	—	—	—	—	—	12,634	418,691
Bruce J. Davis(4)	12,993	16,707	—	17.46	7/13/17	—	—
	18,562	8,438	—	23.45	8/21/16	—	—
	48,039	—	—	9.18	2/01/15	—	—
	—	—	—	—	—	12,634	418,691
Celia M. Stokes(5)	15,881	20,419	—	17.46	7/13/17	—	—
	28,187	12,813	—	23.45	8/21/16	—	—
	12,407	828	—	22.82	2/08/16	—	—
	4,666	1,839	—	13.66	7/03/15	—	—
	—	—	—	—	—	12,634	418,691

(1)	Mr. Packard’s outstanding unvested options are subject to time-based and performance-based vesting as described above. Mr. Packard’s unvested time-based options vest as follows, subject to Mr. Packard’s continued employment through the applicable vesting date:

•	11,000 options with an exercise price of $17.46 per share vest every July 13, October 13, January 13 and April 13 through July 13, 2013; and

•	9,375 options with an exercise price of $23.45 per share vest every August 21, November 21, February 21 and May 21 through August 21, 2012.

Performance-based vesting of option grants is based upon our Company’s achievement of pre-established corporate-level financial performance metrics and jurisdictional expansion targets as discussed in “Part IV—Elements of Compensation—Equity Awards” above. Mr. Packard’s unvested performance-based options vest upon achievement of the applicable jurisdictional expansion and enrollment targets prior to July 12, 2015, subject to Mr. Packard’s continued employment through the applicable vesting date. Achieving these goals typically requires a major initiative to secure legislation or regulations permitting our form of public education and attracting the forecasted number of students. These efforts include coordinating grass-roots support, converting this support into state-specific legislative proposals, and managing advocacy efforts to ensure the adoption of enabling legislation. This process often takes multiple legislative sessions over several years.

Mr. Packard’s outstanding shares of restricted stock vest as follows, subject to his continued employment through the applicable vesting date:

•	72,765 shares vest over three years in quarterly installments starting on September 30, 2011;

•	22,500 shares vest semi-annually over a three-year period, with 20% vesting on the first anniversary of the date of grant of September 15, 2010 and 40% vesting in each of the next two years; and

•	9,000 shares vest in three semi-annual installments on July 13, 2011, January 13, 2012 and July 13, 2012.

(2)	Mr. Hawks’ unvested stock options vest in 12 equal installments on each August 5, November 5, February 5 and May 5, subject to Mr. Hawks’ continued employment through the applicable vesting date. Mr. Hawks’ outstanding restricted stock vests in equal installments on each of November 20, 2011, May 20, 2012, November 20, 2012 and May 20, 2013, subject to Mr. Hawks’ continued employment through the applicable vesting date.

(3)	Mr. Hughes’ unvested options are subject to time-based vesting and vest, subject to his continued employment through the applicable vesting date, as follows:

•	2,269 options with an exercise price of $17.46 per share vest every July 13, October 13, January 13 and April 13 through July 13, 2013;

•	2,187 options with an exercise price of $23.45 per share vest every August 21, November 21, February 21 and May 21 through August 21, 2012; and

•	4,902 options with an exercise price of $13.66 per share vest on July 3, 2011.

Mr. Hughes’ outstanding shares of restricted vest as follows, subject to his continued employment through the applicable vesting date:

•	10,800 vest semi-annually over a three-year period, with 20% vesting in the first year and 40% vesting in each of the next two years following the grant date of September 14, 2010; and

•	1,834 vest in three semi-annual installments on July 13, 2011, January 13, 2012 and July 13, 2012.

(4)	Mr. Davis’ unvested options are subject to time-based vesting and vest, subject to his continued employment through the applicable vesting date, as follows:

•	1,856 options with an exercise price of $17.46 per share vest every July 13, October 13, January 13 and April 13 through July 13, 2013; and

•	1,687 options with an exercise price of $23.45 per share vest every three months beginning on August 21, November 21, February 21 and May 21 through August 21, 2012.

Mr. Davis’ outstanding shares of restricted stock vest as follows, subject to his continued employment through the applicable vesting date:

•	10,800 vest semi-annually over a three-year period, with 20% vesting in the first year and 40% vesting in each of the next two years following the grant date of September 14, 2010; and

•	1,834 vest in three semi-annual installments on July 13, 2011, January 13, 2012 and July 13, 2012.

(5)	Ms. Stokes’ unvested options are subject to time-based vesting and vest, subject to her continued employment through the applicable vesting date, as follows:

•	2,269 options with an exercise price of $17.46 per share vest every July 13, October 13, January 13 and April 13 through July 13, 2013;

•	2,562 options with an exercise price of $23.45 per share vest every August 21, November 21, February 21 and May 21 through August 21, 2012;

•	828 options with an exercise price of $22.82 per share vest on July 3, 2011; and

•	1,839 options with an exercise price of $13.66 per share vest on July 3, 2011.

Ms. Stokes’ outstanding shares of restricted stock vest as follows, subject to her continued employment through the applicable vesting date:

•	10,800 vest semi-annually over a three-year period, with 20% vesting in the first year and 40% vesting in each of the next two years following the grant date of September 14, 2010; and

•	1,834 vest in three semi-annual installments on July 13, 2011, January 13, 2012 and July 13, 2012.

Option Exercises and Stock Vested

The following Option Exercises and Stock Vested table provides additional information about the value realized by the named executive officers on option award exercises and the vesting of restricted stock awards during the year ended June 30, 2011.

	Option Awards			Stock Awards
	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(3)
Ronald J. Packard	466,979	10,877,892	(4)	79,765	2,305,240
Harry T. Hawks	—	—		5,000	148,425
George B. Hughes, Jr.	79,561	1,159,204		2,117	64,678
Bruce J. Davis	—	—		2,117	64,678
Celia M. Stokes	27,500	544,778		2,117	64,678

(1)	Represents the gross number of shares of our common stock acquired upon exercise of vested options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.
(2)	Represents the value of exercised options calculated by multiplying (i) the gross number of shares of our common stock acquired upon exercise by (ii) the excess of per-share closing price of our common stock on the date of exercise over the exercise price of the option.
(3)	Represents the value of vested shares calculated by multiplying (i) the gross number of shares acquired on vesting by (ii) the closing price of our common stock on the date of vesting.
(4)	Amount shown represents Mr. Packard’s exercise of stock options granted to him prior to our initial public offering that were scheduled to expire in calendar years 2011 and 2012.

Nonqualified Deferred Compensation

The following table sets forth certain information with respect to amounts deferred by the named executive officers under our non-qualified deferred compensation plan, which is discussed in more detail above.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ronald J. Packard	47,120	—	38,107	—	189,702
Harry T. Hawks	—	—	—	—	—
George B. Hughes, Jr.	—	—	—	—	—
Bruce J. Davis	—	—	—	—	—
Celia M. Stokes	—	—	—	—	—

(1)	The entire amount reported in this column is included within the amount reported in the “Salary” column of the Summary Compensation Table for 2011.
(2)	We do not make contributions to our non-qualified deferred compensation plan for the benefit of our named executive officers.

Potential Payments Upon Termination or Change in Control

The Company has employment agreements with each of our named executive officers that provide for severance payments and, in some cases, other benefits upon certain terminations of employment.

Employment Agreements

Effective as of September 27, 2010, we entered into an amended and restated employment agreement for Mr. Packard. This amended and restated agreement extended the term of Mr. Packard’s employment until September 30, 2014 (subject to the possibility of annual extensions thereafter), and provides for: (i) an initial annual base salary of $575,000 subject to annual review; (ii) an annual cash bonus to be awarded by the Board of Directors in its discretion with a target amount of 100% of his base salary but not to exceed 200% of his base salary; (iii) a grant of 145,530 shares of restricted stock, half of which immediately vested upon grant and half which vest in 12 equal quarterly installments commencing on September 30, 2011, subject to Mr. Packard’s continued employment with us on each applicable vesting date; (iv) the opportunity, based on achievement of certain performance goals established by the Board of Directors, to receive additional grants of restricted stock subject to time-based vesting conditions in subsequent years; (v) full vesting of all outstanding stock options and restricted stock upon a change in control of the Company; and (vi) severance upon a termination of Mr. Packard’s employment without cause or due to “constructive termination” (generally, a material reduction in Mr. Packard’s duties, responsibilities or title) in an amount equal to three times Mr. Packard’s base salary, 50% of which would be payable in a lump sum and 50% of which would be payable in installments over an 18-month period, and the extension of the exercise date for Mr. Packard’s outstanding vested stock options until the earlier of 180 days following such termination or the expiration of the option term (subject to earlier termination in the event of a change in control). As under Mr. Packard’s prior employment agreement, upon termination of Mr. Packard’s employment due to his death, his estate will receive salary continuation payments for 180 days following his death and a portion of his annual performance bonus based upon the date on which such termination occurs. The amended and restated agreement also provides that Mr. Packard is subject to restrictive covenants during the term of the agreement and for certain periods following termination of employment, including confidentiality restrictive covenants during the term and for three years following termination, intellectual property restrictive covenants during the term, and nonsolicitation and noncompetition restrictive covenants while Mr. Packard is employed by us and during the 18-month period thereafter. Early in fiscal year 2012, the Compensation Committee reviewed Mr. Packard’s annual salary based on his fiscal year 2011 performance and in relation to the salaries of chief executive officers in the Company’s peer group. As a result, the Compensation Committee recommended, and the Board of Directors subsequently approved, an increase in Mr. Packard’s base salary to $625,000.

Mr. Hawks’ employment agreement, effective as of May 5, 2010, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Hawks’ employment for “good reason” (generally, a material breach of the employment agreement by us that is not cured within 60 days after written notice from Mr. Hawks), or by us without “cause,” Mr. Hawks is entitled to 12 months of salary continuation, payable at the same time and in the same manner as such salary had been paid prior to termination. The agreement also provides that Mr. Hawks will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration. For fiscal year 2012, the Compensation Committee reviewed Mr. Hawks’ fiscal year 2011 performance and the salaries of similar executive officers in the Company’s peer group and approved an increase in base salary for Mr. Hawks to $432,000.

Mr. Hughes’ employment agreement, effective as of July 9, 2007, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Hughes’ employment for “good reason” (generally, a material breach of the employment agreement by us that is not cured within 60 days after written notice from Mr. Hughes or a reduction in base salary), or by us without “cause,” Mr. Hughes is entitled to 180 days of salary continuation, payable at the same time and in the same manner as such salary had been paid prior to termination. The agreement also provides that Mr. Hughes will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration. For fiscal year 2012, the Compensation Committee reviewed Mr. Hughes’ fiscal year 2011 performance and the salaries of similar executive officers in the Company’s peer group and approved an increase in base salary for Mr. Hughes to $330,000.

Mr. Davis’ employment agreement, effective as of January 3, 2007, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Davis’ employment for “good reason” (generally, a material breach of the employment agreement by us that is not cured within 60 days, a reduction in base salary, a diminution or adverse change to title or the person to whom Mr. Davis reports prior to a change in control of the Company, a material diminution in authority, responsibilities or duties, a relocation of place of employment more than 25 miles from our headquarters, a material reduction in Mr. Davis’ compensation, assignment of a materially different title and responsibilities effectively demoting Mr. Davis, or if the employment agreement is not assumed by the successor within 90 days following a change in control of the Company), or by us without cause, Mr. Davis is entitled to 365 days of salary continuation. The agreement also provides that Mr. Davis will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration. For fiscal year 2012, the Compensation Committee reviewed Mr. Davis’ fiscal year 2011 performance and the salaries of similar executive officers in the Company’s peer group and approved an increase in base salary for Mr. Davis to $324,000.

Ms. Stokes’ employment agreement, effective as of March 20, 2006, provides for her employment with us on an “at-will” basis. Upon a termination of Ms. Stokes’ employment for “good reason” (generally, a material breach of the employment agreement by us that is not cured within 30 days), or by us without cause, Ms. Stokes’ employment agreement provides that she is entitled to 180 days of salary continuation although under the Company’s new severance policy, she would be eligible to receive nine months of salary continuation. The agreement also provides that Ms. Stokes will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration. For fiscal year 2012, the Compensation Committee reviewed Ms. Stokes’ fiscal year 2011 performance and the salaries of similar executive officers in the Company’s peer group and approved an increase in base salary for Ms. Stokes to $331,000.

Change in Control Arrangements

The stock option agreements for outstanding stock options generally provide for accelerated and full vesting of unvested stock options upon certain corporate events. These events include a sale of all or substantially all of our assets, a merger or consolidation that results in the Company’s stockholders immediately prior to the transaction owning less than 50% of our voting stock immediately after the transaction, and a sale of our outstanding securities that results in our stockholders immediately prior to the transaction owning less than 50% of our voting stock immediately after the transaction. In addition, upon the foregoing events, Mr. Packard’s outstanding shares of unvested restricted stock will become fully vested as of immediately prior to such event. Other than the foregoing, none of the named executive officers is entitled to any additional payments upon a change in control of the Company absent a termination resulting from the change in control.

Potential Value of Termination and Change in Control Benefits

The following table provides the dollar value of potential payments and benefits that each named executive officer would be entitled to receive upon certain terminations of employment and upon a change in control of the Company, assuming that the termination or change in control occurred on June 30, 2011, and the price per share of our Common Stock subject to the stock options equaled $33.14, the value of one share of our Common Stock on June 30, 2011. For a discussion of our analysis of the fair market value of our Common Stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Policies and Estimates — Accounting for Stock-based Compensation” of our Annual Report on Form 10-K for the year ended June 30, 2011.

Name	Payment	Death	Without Cause	Good Reason	Change in Control	Disability
Ronald J. Packard	Salary continuation	$283,562	$1,725,000	$1,725,000	—	—
	Target bonus payment	—	—	—	—	$575,000	(1)
	Option vesting	3,725,337	3,725,337	3,725,337	$3,725,337	3,725,337
	Restricted stock vesting	3,455,342	3,455,342	3,455,342	3,455,342	3,455,342
Harry T. Hawks	Salary continuation	—	400,000	400,000	—	—
	Option vesting	—	—	—	716,250	—
	Restricted stock vesting	662,800	662,800	—	—	662,800
George B. Hughes, Jr.	Salary continuation	—	148,067	148,067	—	—
	Option vesting	—	—	—	521,650	—
	Restricted stock vesting	418,691	418,691	—	—	418,691
Bruce J. Davis	Salary continuation	—	309,000	309,000	—	—
	Option vesting	—	—	—	343,730	—
	Restricted stock vesting	418,691	418,691	—	—	418,691
Celia M. Stokes	Salary continuation	—	222,140	222,140	—	—
	Option vesting	—	—	—	488,697	—
	Restricted stock vesting	418,691	418,691	—	—	418,691

(1)	Represents 100% of the pro-rata disability payment on the last day of the fiscal year.

Director Compensation for Fiscal Year 2011

We have adopted a Directors Compensation Plan under which our non-employee directors receive an annual cash retainer, fees for attending Board of Directors and committee meetings and annual restricted stock awards. Mr. Packard, our Chief Executive Officer, receives no additional compensation for his service on our Board of Directors. Pursuant to the terms of the Directors Compensation Plan, the Chairman of the Board of Directors and the Chairman of the Audit Committee each receive an annual cash retainer of $60,000 and all other non-employee directors receive annual cash retainers of $40,000. Non-employee directors also receive an annual restricted stock award with a number of shares being equal to $60,000 of our Common Stock as of the grant date, and which vest in equal annual installments over a period of three years. In addition, the Chairman of the Board and each committee chairman receive $2,500 per Board of Directors meeting attended, and $1,500 per committee meeting attended with the exception of the Chairman of the Board and the Chairman of the Audit Committee who receive $2,500 per committee meeting. The remaining non-employee members of the Board of Directors receive $1,500 per Board of Directors or committee meeting attended.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)	Option Awards(1)	Total
Andrew H. Tisch(2)	$97,500	$59,976	$—	$157,476
Craig R. Barrett(3)	34,826	75,417	—	110,243
Guillermo Bron(4)	59,000	59,976	—	118,976
Nathaniel A. Davis(5)	65,500	59,976	—	125,476
Steven B. Fink(6)	92,500	59,976	—	152,476
Mary H. Futrell(7)	56,500	59,976	—	116,476
Jon Q. Reynolds(8)	8,643	—	—	8,643
Jane M. Swift(9)	64,500	59,976	—	124,476
Thomas J. Wilford(10)	27,500	—	—	27,500

(1)	These columns represent the aggregate grant date fair values of stock awards and stock options computed in accordance with FASB ASC Topic 718. For additional information, including information regarding the assumptions used when valuing the stock options, refer to note 10 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2011.
(2)	For fiscal year 2011, Mr. Tisch received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Mr. Tisch held 4,068 unvested restricted shares and options to purchase 56,212 shares of Common Stock, consisting of 10,000 granted on May 7, 2009; 7,000 granted on February 8, 2008; 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; 9,803 granted on March 24, 2005; and 9,803 granted on March 31, 2004.

(3)	For fiscal year 2011, Mr. Barrett received a pro-rata award of 533 shares of restricted stock upon becoming a director in September 2010, and his annual award of 2,040 shares of restricted stock January 2011. The shares vest in equal installments on an annual basis over a period of three years. As of June 30, 2011, Mr. Barrett held 2,396 unvested restricted shares.
(4)	For fiscal year 2011, Mr. Bron received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Mr. Bron held 4,068 unvested restricted shares and options to purchase 16,450 shares of Common Stock consisting of 7,000 granted on May 7, 2009; 7,000 granted on February 8, 2008; and 2,450 on July 3, 2007.
(5)	For fiscal year 2011, Mr. Davis received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Mr. Davis held 4,068 unvested restricted shares and options to purchase 2,500 shares of Common Stock granted on July 13, 2009.
(6)	For fiscal year 2011, Mr. Fink received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Mr. Fink held 4,068 unvested restricted shares and options to purchase 43,409 shares of Common Stock, consisting of 7,000 granted on May 7, 2009; 7,000 granted on February 8, 2008; 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; and 9,803 granted on March 31, 2004.
(7)	For fiscal year 2011, Dr. Futrell received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Dr. Futrell held 4,068 unvested restricted shares and options to purchase 11,838 shares of Common Stock, consisting of 5,000 granted on May 7, 2009; 5,000 granted on February 8, 2008; and 1,838 granted on August 15, 2007.
(8)	For fiscal year 2011, Mr. Reynolds received no awards of restricted stock or stock options.
(9)	For fiscal year 2011, Ms. Swift received an award of 2,040 shares of restricted stock that vests in equal installments on an annual basis over a period of three years. As of June 30, 2011, Ms. Swift held 4,068 unvested restricted shares and options to purchase 4,375 shares of Common Stock, consisting of 2,500 granted on May 7, 2009 and 1,875 granted on August 21, 2008. Ms. Swift resigned from the Board of Directors effective July 29, 2011.
(10)	For fiscal year 2011, Mr. Wilford received no awards of restricted stock or stock options. Mr. Wilford resigned from the Board of Directors effective December 16, 2010.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2011, there were no interlocking relationships existing between members of our Board of Directors and our Compensation Committee and members of the Board of Directors or the compensation committee of any other company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related-Party Transactions

We recognize that related-party transactions present a heightened risk of conflicts of interest and have adopted a policy to which all related-party transactions shall be subject. Pursuant to the policy, the Audit Committee of our Board of Directors, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $250,000, the Board of Directors, will review the relevant facts and circumstances of all related-party transactions, including, but not limited to: (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party; and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director, including the Chairman of the Audit Committee may participate in any approval of a related-party transaction to which he or she is a related party. The Board of Directors or Audit Committee, as applicable, will then, in its sole discretion, either approve or disapprove the transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the Audit Committee. These types of transactions include, for example: (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement; (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction; and (iii) transactions involving competitive bids or fixed rates. Additionally, pursuant to the terms of our related-party transaction policy, all related-party transactions are required to be disclosed in our applicable filings as required by the Securities Act of 1933 and the Exchange Act and related rules. Furthermore, any material related-party transactions are required to be disclosed to the full Board of Directors. In connection with becoming a public company, we established internal policies relating to disclosure controls and procedures, which include policies relating to the reporting of related-party transactions that must be pre-approved under our related-party transactions policy.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis—Potential Payments Upon Termination or Change in Control—Employment Agreements.”

Arrangements with a Beneficial Holder of More than 5% of our Capital Stock

In July 2010, we acquired all of the stock of KC Distance Learning, Inc. (KCDL), a provider of online curriculum and public and private virtual education, by issuing to its parent company, KCDL Holdings LLC, 2,750,000 shares of a new class of stock designated as Series A Special Stock, which had a value at closing of $63.1 million. KCDL Holdings LLC is wholly-owned by Learning Group, LLC, a related party. Learning Group LLC is a beneficial holder of more than 5% of our capital stock. Also, for the year ended June 30, 2011, we purchased services and assets in the amount of $1.3 million from Knowledge Universe Technologies (KUT) pursuant to a Transition Services Agreement related to the Company’s acquisition of KCDL as well as other administrative services. KUT is wholly-owned by Learning Group, LLC. Additionally, KCDL has capital leases with an outstanding balance due to KCDL Holdings, Inc. in the amount of $0.5 million as of June 30, 2011.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL

DISCLOSURE

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 10, 2011, certain information with respect to the beneficial ownership of Common Stock, plus any shares of Series A Special Stock of the Company, par value $0.0001 per share (the “Series A Special Stock”), by each beneficial owner of more than 5% of the Company’s voting securities (based solely on review of filings with the SEC), each director and each named executive officer and all directors and executive officers of the Company as a group, except as qualified by the information set forth in the notes to this table. As of November 10, 2011, 36,290,874 shares of our Common Stock and 2,750,000 shares of Series A Special Stock convertible into 2,750,000 shares of Common Stock were issued and outstanding.

Unless otherwise noted, the address for each director and executive officer is c/o K12 Inc., 2300 Corporate Park Drive, Herndon, VA 20171.

	Shares Beneficially Owned (1)
Name of Beneficial Owner	Number	Percent
Named Executive Officers
Ronald J. Packard(2)	1,361,667	3.65%
Harry T. Hawks(3)	73,794	*
Bruce J. Davis(4)	64,908	*
George B. Hughes, Jr.(5)	41,683	*
Celia M. Stokes(6)	90,296	*
Directors
Andrew H. Tisch(7)	384,899	1.06%
Craig R. Barrett(8)	2,573	*
Guillermo Bron(9)	104,631	*
Nathaniel A. Davis(10)	6,487	*
Steven B. Fink(11)	106,619	*
Mary H. Futrell(12)	15,669	*
Jon Q. Reynolds, Jr.(13)	4,000,000	11.02%
All Directors and Executive Officers as a Group (12 persons)(14)	6,253,226	17.23%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Learning Group LLC(15)	7,482,874	19.17%
Technology Crossover Ventures(16)	4,000,000	11.02%
William Blair & Co.(17)	2,137,107	5.89%
T. Rowe Price(18)	2,041,186	5.62%

*	Denotes less than 1%.
(1)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 10, 2011 and not subject to repurchase as of that date. Shares issuable pursuant to options are deemed outstanding for calculating the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person.
(2)	Includes 390,009 shares of Common Stock and options for 971,658 shares of Common Stock. These totals include both shares and options held individually and in the 2006 Packard Investment Partnership, L.P.
(3)	Includes 40,444 shares of Common Stock and options for 33,350 shares of Common Stock.
(4)	Includes 26,265 shares of Common Stock and options for 38,643 shares of Common Stock.
(5)	Includes 27,869 shares of Common Stock and options for 13,814 shares of Common Stock.

(6)	Includes 29,326 shares of Common Stock and options for 60,970 shares of Common Stock.
(7)	Includes 14,883 shares of Common Stock and options for 53,712 shares of Common Stock held individually. Also includes 244,882 shares of Common Stock held by Andrew H. Tisch 1991 Trust #2, 35,711 shares of Common Stock held by KAL Family Partnership and 35,711 shares of Common Stock held by KSC Family Partnership. Mr. Tisch has voting and investment control with respect to the shares held by these entities. The address of these stockholders is c/o Loews Corporation, 667 Madison Avenue, 7th Floor, New York, NY 10021.
(8)	Includes 2,573 shares of Common Stock. The address for Dr. Barrett is 5000 West Chandler Boulevard, Mailstop CH7-300, Chandler, AZ 85226.
(9)	Includes 5,081 shares of Common Stock and options for 14,700 shares of Common Stock held individually. Also includes 84,850 shares of Common Stock held by The Bron Trust, dated July 27, 1998. Mr. Bron is not the trustee of The Bron Trust, however, he is the beneficiary of The Bron Trust and, therefore, is deemed to beneficially own such shares. Mr. Bron disclaims beneficial ownership of the shares held by The Bron Trust except to the extent of his pecuniary interest, if any, therein. The address for Mr. Bron is 1901 Avenue of the Stars #1025, Los Angeles, CA 90067.
(10)	Includes 5,081 shares of Common Stock and options for 1,406 shares of Common Stock. The address for Mr. Davis is 2300 Corporate Park Drive, Herndon, VA 20171.
(11)	Includes 64,960 shares of Common Stock and options for 41,659 shares of Common Stock held by the S&C Fink Living Trust. Mr. Fink has voting and investment control with respect to the shares held by this entity. The address for Mr. Fink is 2300 Corporate Park Drive, Herndon, VA 20171.
(12)	Includes 5,081 shares of Common Stock and options for 10,588 shares of Common Stock. The address for Dr. Futrell is 2300 Corporate Park Drive, Herndon, VA 20171.
(13)	Includes shares held by Technology Crossover Ventures, as set forth in note (16) below.
(14)	Includes 5,012,726 shares of Common Stock and options for 1,240,500 shares of Common Stock.
(15)	The aggregate beneficial ownership amount is presented for these purposes on the basis of the maximum number of shares beneficially owned by all of the members of the filing group. Includes 4,665,083 shares of Common Stock held by Learning Group LLC, 4,374 shares of Common Stock held by Knowledge Universe Learning Group LLC, 1,522 shares of Common Stock held by Hampstead Associates, LLC and 61,895 shares held directly by Lowell J. Milken. Knowledge Universe Learning Group LLC may be deemed to be a controlling person of Learning Group LLC and in such capacity may be deemed to have the power to exercise investment and voting control over, and to share in the beneficial ownership of, the shares beneficially owned by Learning Group LLC. Ridgeview Associates, LLC is the manager and a member of Hampstead Associates, LLC and in such capacity may be deemed to have the power to exercise investment and voting control over, and to share in the beneficial ownership of, the shares beneficially owned by Hampstead Associates, LLC. From and after the Series A Shareholder Approval which occurred on January 27, 2011, this number includes 2,750,000 shares of Series A Special Stock, which at the time of conversion would become 2,750,000 shares of Common Stock. Each of the entities named in this footnote may be deemed to be controlled by Michael R. Milken and/or Lowell J. Milken and as such, Michael R. Milken and/or Lowell J. Milken may be deemed to have the power to exercise investment and voting control over, and to share in the beneficial ownership of, the shares beneficially owned by these entities. The above information is based on publicly available filings with the SEC, including the Schedule 13D/A filed on March 1, 2011. The address for Messrs. M. Milken, L. Milken, Learning Group LLC, Learning Group Partners, Cornerstone Financial Group LLC, Knowledge Industries LLC, Knowledge Universe Learning Group LLC, Hampstead Associates, LLC, and Ridgeview Associates, LLC is 1250 Fourth Street, Santa Monica, CA 90401.
(16)	The aggregate beneficial ownership amount is presented for these purposes on the basis of the maximum number of shares beneficially owned by all of the members of the filing group. Includes 2,617,727 shares of Common Stock held by TCV VII, L.P. (“TCV VII”), 1,359,447 shares of Common Stock held by TCV VII(A), L.P. (“TCV VII(A)”) and 22,826 shares of Common Stock held by TCV Member Fund, L.P. (“Member Fund” and collectively, with TCV VII and TCV VII(A), the “TCV Funds”). The TCV Funds are organized as “blind pool” partnerships in which the limited partners have no discretion over investment or sale decisions, are not able to withdraw from the TCV Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV Funds. Technology Crossover Management VII, L.P. (“TCM VII”) is the direct general partner of TCV VII and TCV VII(A). Technology Crossover Management VII, Ltd. (“Management VII”) is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII(A), and a general partner of Member Fund. Jon Q. Reynolds, Jr., a director of the Company and a Class A Director of Management VII, together with nine other individual Class A Directors of Management VII, (collectively, the “Management VII Members”), share voting and dispositive power with respect to the shares beneficially owned by the TCV Funds. Mr. Reynolds and each of the Management VII Members are also limited partners of TCM VII and Member Fund. Management VII, TCM VII, and each of the Management VII Members disclaim beneficial ownership of any shares held by the TCV Funds except to the extent of their respective pecuniary interests. The address for Technology Crossover Ventures is 528 Ramona Street, Palo Alto, CA 94301.
(17)	Based solely on publicly available filings with the SEC, including the Schedule 13G/A filed on February 8, 2011. The address for William Blair & Co. is 222 West Adams Street, 34th Floor, Chicago, IL 60606.
(18)	Based solely on publicly available filings with the SEC, including the Schedule 13G/A filed on February 10, 2011. The address for T. Rowe Price is 100 East Pratt Street, Baltimore, MD 21202. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (“Price Associates”) serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

SELLING STOCKHOLDERS

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares of common stock subject to warrants or options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other person. In calculating the shares beneficially owned by the selling stockholders after the Offering, we have based our calculations on 36,290,874 shares of common stock, the number of shares of our common stock deemed outstanding as of November 10, 2011.

The following table sets forth the (i) name of the selling stockholders, (ii) number of shares beneficially owned by the selling stockholders prior to and after the Offering, (iii) number of shares that may be offered under this prospectus by the selling stockholders and (iv) percentage of shares of our common stock beneficially owned by the selling stockholders assuming all of the shares covered hereby are sold. The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that the selling stockholders may offer under this prospectus, and assumes the sale of all the Shares. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders. The information is based on information provided by or on behalf of the selling stockholders. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by the selling stockholders in transactions exempt from the registration requirements of the Securities Act. Based on the information provided to us, (i) the selling stockholders purchased their portion of the Shares for investment purposes and for their own account and not for resale or with a view towards distribution thereof and (ii) at the time of the purchase of the Shares, the selling stockholders had no agreement or understanding, directly or indirectly, with any person to distribute the Shares.

			Shares Beneficially Owned After the Offering(2)
Selling Stockholders(1)	Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares Being Offered	Number	Percentage (%)

TCV VII, L.P. (2)	2,617,727	2,617,727	—	—

TCV VII (A), L.P. (2)	1,359,447	1,359,447	—	—

TCV Member Fund, L.P. (2)	22,826	22,826	—	—

(1)	The “Percentage Owned” calculations are based on the outstanding shares of common stock as of November 10, 2011.
(2)

Technology Crossover Management VII, Ltd. (“Management VII”), as the ultimate general partner of TCV VII, L.P. (“TCV VII”) and TCV VII (A), L.P. (“TCV VII(A)”) and a general partner of TCV Member Fund, L.P. (“Member Fund”), and Technology Crossover Management VII, L.P. (“TCM VII”), as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Under the memorandum and articles of association of Management

VII, Jon Q. Reynolds, Jr., a director of the Company and a Class A Director of Management VII, together with nine other individual Class A Directors of Management VII, (collectively, the “Management VII Members”), share voting and dispositive power with respect to the shares beneficially owned by the selling stockholders. Mr. Reynolds and each of the Management VII Members are also limited partners of TCM VII and Member Fund. Management VII, TCM VII, and each of the Management VII Members disclaim beneficial ownership of any shares held by the selling stockholders except to the extent of their respective pecuniary interests therein. The address for each of the selling stockholders is Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary, and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation, our bylaws, and other agreements to which we and our stockholders are parties.

As of November 10, 2011, there were 36,290,874 shares of common stock and 2,750,000 shares of Series A Special Stock outstanding, held of record by 52 and 1 stockholders, respectively, and there were no shares of Series B preferred stock or Series C preferred stock outstanding.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors. Holders of our Series A Special Stock have the right to vote on all matters presented to our stockholders, other than for the election and removal of directors, for which the holders have no voting rights unless such shares are converted to shares of our common stock.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our Board from legally available sources, subject to any restrictions in our certificate of incorporation or prior rights of the holders of our preferred stock. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our Board has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Governing Documents and Delaware Law that May Have an Antitakeover Effect

The provisions of Delaware law, our certificate of incorporation and our bylaws, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things, do the following:

•

provide that special meetings of the stockholders may be called only by our Chief Executive Officer or Secretary at the request in writing of a majority of the members of the Board, the Chairman of the Board, the Chief Executive Officer or stockholders holding in aggregate at least 40 % of the number of shares outstanding;

•	establish procedures with respect to stockholder proposals and stockholder nominations, including requiring advance written notice of a stockholder proposal or director nomination;

•	not permit action by stockholders by written consent in lieu of a meeting of stockholders;

•

not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

•	provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

•

require that the vote of holders of 66.67% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend our certificate of incorporation and bylaws; and

•	provide that the Board has the power to alter, amend or repeal the bylaws without stockholder approval.

Our certificate of incorporation authorizes our Board, without further vote or action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the designations, powers and preferences of each class or series;

•	the relative, participating, optional and other special rights of each class or series; and

•	any qualifications, limitations or restrictions on each class or series.

The above provisions are intended to promote continuity and stability in the composition of our Board and in the policies formulated by the Board, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•

prior to the date of the business combination, the Board of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned:

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of our company.

New York Stock Exchange

Our common stock is listed on the NYSE under the symbol “LRN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

PLAN OF DISTRIBUTION

Unless the context otherwise requires, as used in this prospectus, the term “selling stockholder” includes the selling stockholders named in the table above and any of their pledgees, donees, transferees, assignees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus. The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use one or more of the following methods when disposing of the Shares:

•	in underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in the over the counter market;

•	through options, swaps or derivatives;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all the shares of common stock respectively owned by them and, if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholder. If we are notified by the selling stockholders that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to keep the registration statement effective until such date that is the earlier of (i) the date as of which all of the Shares are eligible to be sold without restriction pursuant to Rule 144 (or any successor rule thereto) under the Securities Act or (ii) the date when all of the Shares offered hereby are sold. The selling stockholders may sell all, some or none of their shares in this Offering.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by our counsel, Latham & Watkins, LLP, Washington, District of Columbia.

EXPERTS

The financial statements and schedule as of June 30, 2011 and 2010 and for each of the three years in the period ended June 30, 2011 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC Internet site is www.sec.gov. You may also view our filings with the SEC on our Internet site at www.K12.com. The information on our Internet site is not incorporated by reference into this prospectus.

This prospectus constitutes part of a registration statement on Form S-1 filed under the Securities Act with respect to the securities. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

K12 Inc.

Herndon, Virginia

We have audited the accompanying consolidated balance sheets of K12 Inc. and subsidiaries (the Company) as of June 30, 2011 and 2010 and the related consolidated statements of operations, redeemable convertible preferred stock and equity (deficit), and cash flows for each of the three years in the period ended June 30, 2011. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K12 Inc. and subsidiaries at June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), K12 Inc. and subsidiaries’ internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 7, 2011 expressed an adverse opinion thereon.

/S/    BDO USA, LLP

Bethesda, Maryland

October 7, 2011

K12 INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2011	2010
	(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents	$193,099	$81,751
Restricted cash and cash equivalents	1,501	3,343
Accounts receivable, net of allowance of $1,777 and $1,363 at June 30, 2011 and June 30, 2010, respectively	96,235	71,184
Inventories, net	30,554	26,193
Current portion of deferred tax asset	7,175	4,672
Prepaid expenses	10,424	8,849
Other current assets	9,111	7,286

Total current assets	348,099	203,278
Property and equipment, net	46,625	24,260
Capitalized software, net	24,386	16,453
Capitalized curriculum development costs, net	55,619	39,860
Deferred tax asset, net of current portion	—	5,912
Intangible assets, net	38,291	14,081
Goodwill	55,627	1,825
Investment in Web International	10,000	—
Deposits and other assets	3,448	2,213

Total assets	$582,095	$307,882

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities
Accounts payable	$21,176	$12,691
Accrued liabilities	14,126	8,840
Accrued compensation and benefits	13,086	10,563
Deferred revenue	21,907	9,593
Current portion of capital lease obligations	11,914	10,996
Current portion of notes payable	1,443	1,251

Total current liabilities	83,652	53,934
Deferred rent, net of current portion	4,698	1,782
Capital lease obligations, net of current portion	8,552	7,710
Notes payable, net of current portion	2,299	655
Deferred tax liability	9,604	—
Other long term liabilities	3,343	435

Total liabilities	112,148	64,516

Commitments and contingencies	—	—
Redeemable noncontrolling interest	17,200	17,374

Equity:
K12 Inc. stockholders’ equity
Common stock, par value $0.0001; 100,000,000 shares authorized; 35,927,452 and 30,441,412 shares issued and outstanding at June 30, 2011 and June 30, 2010, respectively	4	3
Additional paid-in capital	512,181	361,344
Series A Special Stock, par value $0.0001; 2,750,000 and 0 shares issued and outstanding at June 30, 2011 and June 30, 2010, respectively	63,112	—
Accumulated Other Comprehensive Income	28	—
Accumulated deficit	(126,704)	(139,496)

Total K12 Inc. stockholders’ equity	448,621	221,851
Noncontrolling interest	4,126	4,141

Total equity	452,747	225,992

Total liabilities, redeemable noncontrolling interest and equity	$582,095	$307,882

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2011	2010	2009
	(In thousands, except share and per share data)
Revenues	$522,434	$384,470	$315,573

Cost and expenses
Instructional costs and services	307,111	222,029	196,976
Selling, administrative, and other operating expenses	174,762	117,398	86,683
Product development expenses	16,347	9,576	9,575

Total costs and expenses	498,220	349,003	293,234

Income from operations	24,214	35,467	22,339
Interest expense, net	(1,207)	(1,331)	(982)

Income before income tax expense and noncontrolling interest	23,007	34,136	21,357
Income tax expense	(11,342)	(13,249)	(9,628)

Net income — K12, Inc.	11,665	20,887	11,729
Add net loss attributable to noncontrolling interest	1,127	638	586

Net income attributable to common stockholders, including Series A stockholders	$12,792	$21,525	$12,315

Net income attributable to common stockholders per share, excluding Series A stockholders:
Basic	$0.37	$0.72	$0.43

Diluted	$0.37	$0.71	$0.42

Weighted average shares used in computing per share amounts:
Basic	31,577,758	29,791,973	28,746,188

Diluted	32,114,761	30,248,683	29,639,974

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE

CONVERTIBLE PREFERRED STOCK

AND EQUITY (DEFICIT)

	K12 Inc Stockholders
	Common Stock		Common Stock - A		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest	Total
	Shares	Amount	Shares	Amount
(In thousands, except per share data)
Balance, June 30, 2008	27,944,826	$3	—	$—	$323,621	$—	$(173,336)	$—	$150,288
Net income	—	—	—	—	—	—	12,315	(586)	11,729
Exercise of stock options	1,344,993	—	—	—	9,895	—	—	—	9,895
Stock based compensation expense	—	—	—	—	2,790	—	—	—	2,790
Excess tax benefit from stock-based compensation	—	—	—	—	6,998	—	—	—	6,998
Exercise of stock warrants on cashless provision	667	—	—	—	—	—	—	—	—
Noncontrolling interest contribution	—	—	—	—	—	—	—	5,000	5,000

Balance, June 30, 2009	29,290,486	3	—	—	343,304	—	(161,021)	4,414	186,700
Net income(1)	—	—	—	—	—	—	21,525	(273)	21,252
Exercise of stock options	936,195	—	—	—	8,544	—	—	—	8,544
Issuance of restricted stock awards	225,946	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(22,089)	—	—	—	—	—	—	—	—
Exercise of stock warrants	6,173	—	—	—	50	—	—	—	50
Exercise of stock warrants on cashless provision	7,565	—	—	—	—	—	—	—	—
Stock based compensation expense	—	—	—	—	5,934	—	—	—	5,934
Excess tax benefit from stock-based compensation	—	—	—	—	3,935	—	—	—	3,935
Accretion of redeemable noncontrolling interests to estimated redemption value	—	—	—	—	(365)	—	—	—	(365)
Retirement of restricted stock for tax withholding	(2,864)				(58)				(58)

Balance, June 30, 2010	30,441,412	3	—	—	361,344	—	(139,496)	4,141	225,992
Net Income (Loss)(1)	—	—	—	—	—	—	12,792	(15)	12,777
Foreign currency translation adjustments	—	—	—	—	—	28	—	—	28

Comprehensive Income	—	—	—	—					12,805
Stock based compensation expense	—	—	—	—	9,466	—	—	—	9,466
Exercise of stock options	1,131,747	—	—	—	13,364	—	—	—	13,364
Excess tax benefit from stock-based compensation	—	—	—	—	4,954	—	—	—	4,954
Issuance of restricted stock awards	451,143	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(40,618)	—	—	—	—	—	—	—	—
Series A Special Stock removal of redemption provision and approval of conversion right	—	—	2,750,000	63,112	—	—	—	—	63,112
Accretion of redeemable noncontrolling interests to estimated redemption value	—	—	—	—	(938)	—	—	—	(938)
Stock issuance — TCV investment, net	4,000,000	1	—	—	125,618	—	—	—	125,619
Retirement of restricted stock for tax withholding	(56,232)	—	—	—	(1,627)	—	—	—	(1,627)

Balance, June 30, 2011	35,927,452	$4	2,750,000	$63,112	$512,181	$28	$(126,704)	$4,126	$452,747

(1)	Net income attributable to noncontrolling interest excludes $1.1 million and $0.4 million for the years ended June 30, 2011 and June 30, 2010, respectively due to the redeemable noncontrolling interest related to Middlebury Interactive Languages, which is reported outside of permanent equity in the consolidated balance sheet (See Note 11).

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2011	2010	2009
	(In thousands)
Cash flows from operating activities
Net income	$11,665	$20,887	$11,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	42,934	25,761	20,835
Stock based compensation expense	9,466	5,934	2,790
Excess tax benefit from stock based compensation	(4,954)	(3,935)	(6,998)
Deferred income taxes	10,978	11,858	9,584
Provision for (reduction of) doubtful accounts	1,472	308	(403)
Provision for inventory obsolescence	1,060	1,019	149
Provision for (reduction of) student computer shrinkage and obsolescence	219	(178)	243
Impairment of capitalized curriculum development cost	—	—	261
Changes in assets and liabilities:
Accounts receivable	(15,810)	(18,460)	(21,999)
Inventories	(4,621)	4,840	(11,529)
Prepaid expenses	363	327	(5,529)
Other current assets	(1,825)	(5,199)	(1,859)
Deposits and other assets	(1,037)	30	(1,828)
Accounts payable	2,726	2,326	(4,022)
Accrued liabilities	615	1,012	3,145
Accrued compensation and benefits	1,976	2,271	(1,758)
Deferred revenue	6,760	6,203	275
Cash invested in restricted cash and cash equivalents	1,842	(843)	(2,500)
Deferred rent	3,384	519	59

Net cash provided by (used in) operating activities	67,213	54,680	(9,355)

Cash flows from investing activities
Purchase of property, and equipment	(29,563)	(10,357)	(13,939)
Capitalized curriculum development costs	(18,086)	(13,904)	(13,931)
Purchase of AEC, net of cash acquired of $3,841	(24,543)	—	—
Purchase of IS Berne, net of cash acquired of $1,563	(839)	—	—
Cash advanced for AEC performance escrow	(6,825)	—	—
Cash returned for AEC performance escrow	6,825	—	—
Cash paid for investment in Web	(10,000)	—	—
Purchase of domain name	—	—	(16)

Net cash used in investing activities	(83,031)	(24,261)	(27,886)

Cash flows from financing activities
Proceeds from issuance of common stock, net	125,618	—	—
Repayments on capital lease obligations	(15,135)	(12,945)	(9,133)
Repayments on notes payable	(1,969)	(1,029)	(804)
Proceeds from notes payable	1,933	—	3,135
Borrowings from line of credit	15,000	—	—
Repayments under the line of credit	(15,000)	—	—
Net proceeds from noncontrolling interest contribution	—	3,374	5,000
Proceeds from exercise of stock options	13,364	8,544	9,824
Proceeds from exercise of stock warrants	—	50	—
Excess tax benefit from stock based compensation	4,954	3,935	6,998
Retirement of restricted stock for income tax withholding	(1,627)	(58)	—

Net cash provided by financing activities	127,138	1,871	15,020

Effect of foreign exchange rate changes on cash and cash equivalents	28	—	—

Net change in cash and cash equivalents	111,348	32,290	(22,221)
Cash and cash equivalents, beginning of year	81,751	49,461	71,682

Cash and cash equivalents, end of year	$193,099	$81,751	$49,461

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 Inc.

Notes to Consolidated Financial Statements

1.    Description of the Business

K12 Inc. and its subsidiaries (K12 or the Company) are a technology-based education company. The Company offers proprietary curriculum, software systems and educational services designed to facilitate individualized learning for students primarily in kindergarten through 12th grade, or K-12. The Company’s mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since the Company’s inception, we have invested more than $240 million to develop and to a lesser extent, acquire curriculum and online learning platforms that promote mastery of core concepts and skills for students of all abilities. This learning system combines our curriculum and offerings with an individualized learning approach well-suited for virtual public schools, hybrid schools, school district online programs, public charter schools and private schools that utilize varying degrees of online and traditional classroom instruction, and other educational applications. The Company is also expanding our offering of foreign languages with Middlebury Interactive Languages, our joint venture with Middlebury College. The Company has increased its international investment with a 20% ownership interest in The Web International Education Group, Ltd., a company providing English instruction to young adults in China, and also is investing in the post-secondary market through Capital Education. In contracting with a virtual public school and hybrid school, the Company typically provides students with access to the K12 online curriculum, offline learning kits, use of a personal computer and provides management services. For fiscal year 2012, the Company will manage schools in 29 states and the District of Columbia. The Company expanded into two new states, Massachusetts and Michigan for fiscal year 2011 and has added two new states, Tennessee and Louisiana, in fiscal year 2012. In addition, the Company sells access to its on-line curriculum and offline learning kits directly to individual consumers.

2.    Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned and affiliated companies that the Company owns, directly or indirectly, and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

3.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, inventory reserves, amortization periods, the allocation of purchase price to the fair value of net assets and liabilities acquired in connection with business combinations, fair values used in asset impairment evaluations, valuation of long-lived assets, fair value of redeemable noncontrolling interest, contingencies, income taxes and stock-based compensation expense. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition and Concentration of Revenues

Revenues are principally earned from long-term contractual agreements to provide on-line curriculum, books, materials, computers and management services to virtual public schools, hybrid schools, traditional schools, school districts, public charter schools and private schools. In addition to providing the curriculum, books and materials, under most contracts, the Company is responsible to the virtual public schools or hybrid

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

schools for all aspects of the management of schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services. The schools receive funding on a per student basis from the state in which the public school or school district is located. Shipments for schools that occur in the fourth fiscal quarter that are for the upcoming school year are recorded in deferred revenues.

Where the Company has determined that they are the primary obligor for substantially all expenses under these contracts, the Company records the associated per student revenue received by the school from its state funding school district up to the expenses incurred in accordance with ASC 605 (formerly Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent). As a result of being the primary obligor, amounts recorded as revenues and instructional costs and services for the years ended June 30, 2011, 2010 and 2009 were $136.1 million, $106.6 million and $92.8 million, respectively. For contracts in which the Company is not the primary obligor, the Company records revenue based on its net fees earned per the contractual agreement.

The Company generates revenues under contracts with virtual public schools and hybrid schools which include multiple elements. These elements include providing each of a school’s students with access to the Company’s on-line school and the on-line component of lessons; offline learning kits which include books and materials designed to complement and supplement the on-line lessons; the use of a personal computer and associated reclamation services; internet access and technology support services; the services of a state-certified teacher and; all management and technology services required to operate a virtual public school or hybrid school. In certain managed school contracts, our revenue is determined directly by per enrollment funding. As our services are performed over the fiscal year, we generally earn and recognize revenues ratably over that period.

The Company has determined that the elements of our contracts are valuable to schools in combination, but do not have standalone value. As a result, the elements within our multiple-element contracts do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for revenues received under multiple element arrangements as a single unit of accounting and recognizes the entire arrangement based upon the approximate rate at which we incur the costs associated with each element.

Under the contracts with the schools where the Company provides turnkey management services, the Company has generally agreed to absorb any operating losses of the schools in a given school year. These school operating losses represent the excess of costs incurred over revenues earned by the virtual public schools or hybrid schools as reflected on their financial statements. The costs include Company charges to the schools. The fact that a school has an operating loss in one year does not necessarily mean the Company anticipates losing money on the entire contract, however, a school operating loss may reduce the Company’s ability to collect invoices in full. Accordingly, the Company’s recognized revenues reflect this reduction. The Company amortizes the estimated school operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. Management periodically reviews its estimates of full year school revenues and full year school operating expenses and amortizes the net impact of any changes to these estimates over the remainder of the fiscal year. Actual school operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on results of operations. Since the end of the school year coincides with the end of the Company’s fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred in the calculation of school operating losses. For the years ended June 30, 2011, 2010 and 2009, the Company’s revenue included a reduction for these school operating losses of $39.2 million, $32.6 million and $28.3 million, respectively.

On December 1, 2010, the Company acquired The American Education Corporation (AEC), a leading provider of research-based core curriculum for kindergarteners through adult learners. AEC derives revenues from four sources: (1) annual subscription license revenues; (2) license revenues from non-cancelable perpetual license agreements; (3) related professional and support services and (4) hosting services to provide customers with access to its online courses.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

We recognize revenue in accordance with ASC 605 when all of the following conditions are met: there is persuasive evidence of an arrangement; delivery has occurred or services have been rendered; the amount of fees to be paid by the customer is fixed and determinable; and the collectability of the fee is probable. Revenue from hosting services is recognized over the term of the hosting agreement.

Revenue from the licensing of curriculum under subscription arrangements where AEC provides online access to curriculum is recognized on a ratable basis over the subscription period starting the later of the first day of the subscription period or when all revenue recognition criteria identified above have been met. Revenue from the licensing of curriculum under subscription and non-cancelable perpetual arrangements where AEC is not providing access via hosting arrangement is recognized when all revenue recognition criteria have been met. Revenue from professional and support services include consulting and training services, which are deferred and recognized ratably over the service period.

Other revenues are generated from individual customers who prepay and have access for 12 or 24 months to curriculum via the Company’s Web site. The Company recognizes these revenues pro rata over the maximum term of the customer contract, which is either 12 or 24 months. Revenues from associated offline learning kits are recognized upon shipment.

During the years ended June 30, 2011, 2010 and 2009, approximately 85%, 97% and 94%, respectively, of the Company’s revenues were recognized from schools we managed. In fiscal years 2011, we had contracts with two schools that each individually represented approximately 13% of revenues. In fiscal years 2010 and 2009, we had contracts with two schools that each individually represented approximately 14% of revenues. Approximately 12% and 15% of accounts receivable was attributable to a contract with one school as of June 30, 2011 and 2010.

Consolidation

The condensed consolidated financial statements include the accounts of the Company, its wholly-owned and affiliated companies, either owned directly or indirectly, and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Shipping and Handling costs

Shipping and handling costs are expensed when incurred and are classified as cost of goods sold in the accompanying consolidated statements of operations. Shipping and handling charges are invoiced to the customer and are included in revenues.

Research and Development Costs

All research and development costs are expensed as incurred including patent application costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 2, Accounting for Research and Development Costs, (codified in ASC 730).

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash on hand and cash held in money market and demand deposit accounts. For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at June 30, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Restricted Cash and Cash Equivalents

Restricted cash consists of cash held in escrow pursuant to an agreement with a virtual public school that the Company manages and a purchase agreement with an inventory supplier. The Company established an escrow account for the benefit of the school’s sponsoring school district in the event a future claim is made and for the benefit of one of the Company’s inventory suppliers for delivery of materials purchased on behalf of the Company.

Allowance for Doubtful Accounts

The Company maintains an allowance for uncollectible accounts primarily for estimated losses resulting from the inability, failure or refusal of individual customers to make required payments. These losses have been within management’s expectations. The Company analyzes accounts receivable, historical percentages of uncollectible accounts and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. Management believes that an allowance for doubtful accounts of $1.8 million and $1.4 million as of June 30, 2011 and 2010, respectively, is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories

Inventories consist primarily of schoolbooks and curriculum materials, a majority of which are supplied to virtual public schools and hybrid schools and utilized directly by students. Inventories represent items that are purchased and held for sale and are recorded at the lower of cost (first-in, first-out method) or market value. Excess and obsolete inventory reserves are established based upon the evaluation of the quantity on hand relative to demand. The excess and obsolete inventory reserve at June 30, 2011 and 2010 was $2.9 million and $1.9 million, respectively.

Other Current Assets

Other current assets consist primarily of schoolbooks and curriculum materials which are expected to be returned to the Company upon the completion of the school year. Materials not returned are expensed as part of instructional costs and services.

Property and Equipment

Property, equipment and capitalized software development costs are stated at cost less accumulated depreciation and amortization. Depreciation expense is calculated using the straight-line method over the estimated useful life of the asset (or the lesser of the term of the lease and the estimated useful life of the asset for fixed assets under capital leases). Amortization of assets capitalized under capital lease arrangements is included in depreciation expense. Property and equipment are depreciated over the following lives:

Useful Life
Student computers	3 years
Computer hardware	3 years
Computer software	3 years
Web site development costs	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold Improvements	3-12 years

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the asset. The Company determines the lease term in accordance with ASC 840 (formerly Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases) as the fixed non-cancelable term of the lease plus all periods for which failure to renew the lease imposes a penalty on the lessee in an amount such that renewal appears, at the inception of the lease, to be reasonably assured.

Capitalized Software Development Costs

The Company develops software for internal use. Software development costs incurred during the application development stage are capitalized in accordance with ASC 350 (formerly Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). The Company amortizes these costs over the estimated useful life of the software which is generally three years. Capitalized software development costs are stated at cost less accumulated amortization.

Capitalized software development additions totaled $9.9 million, $9.3 million and $9.8 million for the years ended June 30, 2011, 2010 and 2009, respectively. Amortization expense for the years ended June 30, 2011, 2010 and 2009 was $8.9 million, $3.9 million and $2.6 million, respectively.

Capitalized Curriculum Development Costs

The Company internally develops curriculum, which is primarily provided as web content and accessed via the Internet. The Company also creates textbooks and other offline materials.

The Company capitalizes curriculum development costs incurred during the application development stage in accordance with ASC 350. ASC 350 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed. Costs that qualify for capitalization are external direct costs, payroll and payroll-related costs. Costs related to general and administrative functions are not capitalizable and are expensed as incurred. We capitalize curriculum development costs during the design and deployment phases of the project. Many of our new courses leverage off of proven delivery platforms and are primarily content, which has no technological hurdles. As a result, a significant portion of our courseware development costs qualify for capitalization due to the concentration of our development efforts on the content of the courseware.

Technological feasibility is established when we have completed all planning, designing, coding, and testing activities necessary to establish that a course can be produced to meet its design specifications. Capitalization ends when a course is available for general release to our customers, at which time amortization of the capitalized costs begins. The period of time over which these development costs will be amortized is generally five years. This is consistent with the capitalization period used by others in our industry and corresponds with our product development lifecycle.

Total capitalized curriculum development additions were $18.1 million, $13.9 million and $13.9 million for the years ended June 30, 2011, 2010 and 2009, respectively. These amounts are recorded on the accompanying consolidated balance sheet, net of amortization and impairment charges. Amortization and impairment charges are recorded in product development expenses on the accompanying consolidated statement of operations. Amortization expense for the years ended June 30, 2011, 2010 and 2009 were $10.4 million, $5.7 million and $3.4 million, respectively.

Noncontrolling Interest

Earnings or losses attributable to other stockholders of a consolidated affiliated company are classified separately as “noncontrolling interest” in the Company’s consolidated statements of operations. Net loss attributable to noncontrolling interest reflects only its share of the after-tax earnings or losses of an affiliated company. Income taxes attributable to noncontrolling interest are determined using the applicable statutory tax rates in the jurisdictions where such operations are conducted. These rates vary from country to country. The

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Company’s consolidated balance sheets reflect noncontrolling interest within the equity section of the consolidated balance sheet rather than in the mezzanine section of the consolidated balance sheet, except for redeemable noncontrolling interest. Noncontrolling interest is classified separately in the Company’s statements of equity.

Redeemable Noncontrolling Interests

Noncontrolling interests in subsidiaries that are redeemable outside of the Company’s control for cash or other assets are classified outside of permanent equity at fair value. The redeemable noncontrolling interests will be adjusted to their fair value at each balance sheet date. The resulting increases or decreases in the estimated redemption amount are effected by corresponding charges against retained earnings, or in the absence of retained earnings, additional paid-in-capital.

Goodwill and Intangibles

We record as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Finite-lived intangible assets acquired in business combinations subject to amortization are recorded at their fair value in accordance with ASU Topic 350. Finite-lived intangible assets include trade names and non-compete agreements. Such intangible assets are amortized on a straight-line basis over their estimated useful lives. As of June 30, 2011 and 2010, finite-lived intangible assets are recorded at $41.8 million and $14.5 million, respectively and accumulated amortization of $3.5 million and $0.4 million, respectively. Amortization expense for the years ended June 30, 2011, 2010 and 2009 was $3.1 million, $0.2 million and $0.1 million, respectively. Future amortization of intangible assets is not yet determinable until a final allocation is completed identifying the finite-lived intangibles and corresponding useful life contributed to AEC (see Note 11). As of June 30, 2011 and 2010, goodwill balances were recorded for at $55.6 million and $1.8 million, respectively

In accordance with ASC 360 (formerly SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets) the Company reviews its recorded finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset.

ASC 350 (formerly SFAS 142, Goodwill and Other Intangible Assets) prescribes a two-step process for impairment testing of goodwill and intangibles with indefinite lives, which is performed annually, as well as when an event triggering impairment may have occurred. Goodwill and intangible assets deemed to have an indefinite life are tested for impairment on an annual basis, or earlier when events or changes in circumstances suggest the carrying amount may not be fully recoverable. The Company has elected to perform its annual assessment on May 31st. For the years ended June 30, 2011, 2010 and 2009 no impairment to goodwill was recorded.

The following table represents goodwill additions during 2010 and 2011:

Amount
($ in millions)
Rollforward of Goodwill
Balance as of June 30, 2009	$0.3
Middlebury Interactive Languages LLC	1.5

Balance as of June 30, 2010	$1.8
KC Distance Learning Corporation	34.5
The American Education Corporation	15.7
International School of Berne	2.8
Cardean Learning Group LLC (through Capital Education LLC)	0.8

Balance as of June 30, 2011	$55.6

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Intangible Assets

	2011			2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Trade names	$23.3	$(1.6)	$21.7	$14.0	$(0.2)	$13.8
Customer and distributor relationships	16.5	(1.3)	15.2	—	—	—
Developed technology	1.5	(0.4)	1.1	—	—	—
Other	0.5	(0.2)	0.3	0.5	(0.2)	0.3

	$41.8	$(3.5)	$38.3	$14.5	$(0.4)	$14.1

Impairment of Long-Lived Assets

Long-lived assets include property, equipment, capitalized curriculum and software developed or obtained for internal use. In accordance with ASC 360, the Company reviews its recorded long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. Impairment charges related to capitalized curriculum development were $0.3 million for the year ended June 30, 2009. There was no impairment for the years ended June 30, 2011 and 2010.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, (formerly SFAS No. 109, Accounting for Income Taxes). Under ASC 740, deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. ASC 740 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

Sales Taxes

Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accrued liabilities in the accompanying consolidated balance sheets. Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

Stock-Based Compensation

We adopted ASC 718 (formerly SFAS 123(R), Share-Based Payment (Revised 2004)) using the modified prospective method as of July 1, 2006. Under this method, compensation cost is recognized based on the requirements of SFAS 123R for all share-based awards granted subsequent to July 1, 2006, and for all awards granted, but not vested, prior to July 1, 2006.

Advertising and Marketing Expenses

Advertising and marketing costs consist primarily of internet advertising, online marketing, direct mail, print media and television commercials and are expensed when incurred.

Net Income Per Common Share

The Company calculates net income per share in accordance with ASC 260 (formerly SFAS 128, Earnings Per Share). Under ASC 260, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. The weighted average number of shares of common stock outstanding includes vested restricted stock awards. Diluted earnings per

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

share reflects the potential dilution that could occur assuming conversion or exercise of all dilutive unexercised stock options and warrants. The dilutive effect of stock options, restricted stock awards, and warrants was determined using the treasury stock method. Under the treasury stock method, the proceeds received from the exercise of stock options and restricted stock awards, the amount of compensation cost for future service not yet recognized by the Company, and the amount of tax benefits that would be recorded in additional paid-in capital when the stock options become deductible for income tax purposes are all assumed to be used to repurchase shares of the Company’s common stock. Stock options and restricted awards are not included in the computation of diluted earnings per share when they are antidilutive. Common stock outstanding reflected in our consolidated balance sheet includes restricted awards outstanding. Securities that may participate in undistributed earnings with common stock are considered participating securities. Since the Series A Shares participate in all dividends and distributions declared or paid with respect to common stock of the Company (as if a holder of common stock), the Series A Shares meet the definition of participating security under ASC 260 Participating Securities and the Two-Class Method under FASB Statement No. 128. All securities that meet the definition of a participating security, regardless of whether the securities are convertible, non-convertible, or potential common stock securities, are included in the computation of both basic and diluted EPS (as a reduction of the numerator) using the two-class method. Under the two-class method all undistributed earnings in a period are to be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

The following schedule presents the calculation of basic and diluted net income per share:

	Year Ended June 30,
	2011	2010	2009
	(In thousands except shares and per share data)
Basic earnings per share computation:
Net income — K12	$12,792	$21,525	$12,315
Amount allocated to participating Series A stockholders	$(1,031)	$—	$—

Income available to common stockholders — basic	$11,761	$21,525	$12,315

Weighted average common shares — basic historical	31,577,758	29,791,973	28,746,188

Basic net income per share	$0.37	$0.72	$0.43

Dilutive earnings per share computation:
Net income — K12	$12,792	$21,525	$12,315
Amount allocated to participating Series A stockholders	$(1,031)	$—	$—

Income available to common stockholders — diluted	$11,761	$21,525	$12,315

Share computation:
Weighted average common shares — basic historical	31,577,758	29,791,973	28,746,188
Effect of dilutive stock options and restricted stock awards	537,003	456,710	893,786

Weighted average common shares outstanding — diluted	32,114,761	30,248,683	29,639,974

Diluted net income per share	$0.37	$0.71	$0.42

The number of shares of common stock outstanding at June 30, 2011 is 35,927,452.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

As of June 30, 2011, 2010 and 2009, the shares of common stock issuable in connection with stock options of 317,913, 1,048,749 and 1,001,259 respectively, were not included in the diluted loss per common share calculation since their effect was anti-dilutive.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2:	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

The carrying values reflected in our consolidated balance sheets for cash and cash equivalents, receivables, inventory and short and long term debt approximate their fair values.

The redeemable noncontrolling interest is a result of the Company’s venture with Middlebury College to form a new entity, Middlebury Interactive Languages (see Note 11). Under the agreement, Middlebury College has an irrevocable election to sell all (but not less than all) of its Membership Interest to the Company (put right). The fair value of the redeemable noncontrolling interest reflects management’s best estimate of the redemption of the put right.

The following table summarizes certain fair value information at June 30, 2010 for assets and liabilities measured at fair value on a recurring basis.

	Fair Value Measurements Using:
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,374	$—	$—	$17,374

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes certain fair value information at June 30, 2011 for assets and liabilities measured at fair value on a recurring basis.

	Fair Value Measurements Using:
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,200	$—	$—	$17,200
Investment in Web International Education Group	10,000	$—	$—	10,000

Total	$27,200	$—	$—	$27,200

The following table presents activity related to our fair value measurements categorized as Level 3 of the valuation hierarchy, valued on a recurring basis, for the fiscal year ended June 30, 2011. The fair value of the investment in Web International Educational Group (Web) as of June 30, 2011 was estimated to be $10.0 million. The fair value was measured based on the initial cost of the investment and Web’s financial performance since the initial investment. There was no underlying change in its estimated market value.

	Fair Value June 30, 2010	Purchases, Issuances, and Settlements	Net Unrealized Gains/(Losses)	Fair Value June 30, 2011
	(In thousands)
Investment in Web International Education Group	$—	$10,000	$—	$10,000
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,374	$—	$(174)	$17,200

Total	$17,374	$10,000	$(174)	$27,200

The fair value of the investment in Web International Education Group (Web) as of June 30, 2011 was estimated to be $10 million. The fair value was measured based on the initial cost of the investment and Web’s financial performance since initial investment. There was no underlying change in its estimated market value.

The fair value of the Redeemable Noncontrolling Interest in Middlebury Joint Venture was measured in accordance with ASC 480, Distinguishing Liabilities from Equity, and was based upon a valuation from a third party valuation firm. In determining the fair value, the valuation incorporated a number of assumptions and estimates including an income-based valuation approach. As of June 30, 2011 the fair value was estimated at $17.2 million.

Retrospective Implementation of New Accounting Standards

The consolidated financial statements and footnotes reflect adjustments required for the retrospective application of a new accounting pronouncement that became effective for the Company on July 1, 2009. ASC Section 810-10-65, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, requires reclassification of the Company’s minority interest to noncontrolling interest component of total equity and that the noncontrolling interest in the Company’s operating results be presented as an allocation of the Company’s operating results.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures, which requires new disclosures for transfers in and out of Level 1 and Level 2 and activity in Level 3 of the fair value

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

hierarchy. ASU 2010-06 requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In the reconciliation for fair value measurements using Level 3 inputs, a reporting entity should present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for new disclosures and clarification of existing disclosures for interim and annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements in the Level 3 activity rollforward. The provisions of ASU 2010-06 related to new disclosures and clarification of existing disclosures was adopted by the Company beginning January 1, 2010. As ASU 2010-06 relates only to disclosure, the adoption of these provisions did not have a material impact on its financial condition, results of operations, and disclosures. The provisions of ASU 2010-06 related to Level 3 rollforward activity are effective for fiscal years beginning after December 31, 2010 and will be effective for the Company on July 1, 2011. The Company is currently evaluating the impact that the adoption of ASU 2010-06 will have on our disclosures.

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts, which provides authoritative guidance on application of goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not a goodwill impairment exists. The guidance is effective for the Company beginning on July 1, 2011. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2010-28 will have on our financial condition, results of operations, and disclosures.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combination, which provides authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination has occurred as of the beginning of the prior annual period. The guidance is effective for the Company for business combinations with acquisition dates beginning July 1, 2011. The company is currently evaluating the potential impact, if any, of the adoption, of ASU 2010-29 will have on disclosures for future business combinations.

In June 2011, the FASB issues ASU 2011-05, Presentation of Comprehensive Income, which provides authoritative guidance on disclosure requirements for comprehensive income. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for the Company beginning on July 1, 2012. The Company does not expect the guidance to impact its consolidated financial statements, as it only requires a change in the format of presentation.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides authoritative guidance to simplify how entities, both public and nonpublic, test goodwill for impairment. This accounting update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance will be effective for the Company beginning on July 1, 2012, with early adoption permitted. The Company does not expect the guidance to impact its consolidated financial statements.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

4.    Property and Equipment and Capitalized Software Development

Property and equipment consist of the following at:

	June 30,
	2011	2010
Student computers	$61,185	$53,127
Computer software	24,427	10,443
Computer hardware	14,063	9,863
Leasehold improvements	5,948	2,734
Office equipment	3,314	943
Furniture and fixtures	2,138	1,106
Web site development costs	1,115	851

	112,190	79,067
Less accumulated depreciation and amortization	(65,565)	(54,807)

	$46,625	$24,260

The Company recorded depreciation expense related to property and equipment reflected in selling, administrative and other operating expenses of $4.9 million, $3.7 million and $4.4 million during the years ended June 30, 2011, 2010 and 2009, respectively. Depreciation expense of $13.9 million, $12.3 million and $10.3 million related primarily to computers leased to students reflected in instructional costs and services was recorded during the years ended June 30, 2011, 2010 and 2009, respectively. Amortization expense of $1.7 million, $0 million and $0 million related to student software costs reflected in instructional costs and services was recorded by the Company during the years ended June 30, 2011, 2010 and 2009, respectively.

In the course of its normal operations, the Company incurs maintenance and repair expenses. Those are expensed as incurred and amounted to $2.9 million, $1.2 million and $0.9 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Capitalized software consists of the following at:

	June 30,
	2011	2010
Capitalized software costs	$42,131	$25,256
Less accumulated depreciation and amortization	(17,745)	(8,803)

	$24,386	$16,453

The Company recorded amortization expense of $7.0 million, $2.7 million and $1.2 million related to capitalized software development reflected in instructional costs and services during the years ended June 30, 2011, 2010 and 2009, respectively. Amortization expense of $1.3 million, $1.1 million and $1.1 million related to capitalized software development reflected in product development expenses was recorded during the years ended June 30, 2011, 2010 and 2009, respectively. The Company recorded amortization of capitalized software development costs reflected in selling, administrative and other operating expenses of $0.6 million, $0.1 million and $0.3 million during the years ended June 30, 2011, 2010 and 2009, respectively.

5.    Income Taxes

The provision for income taxes is based on earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Deferred tax assets and liabilities result primarily from temporary differences in book versus tax basis accounting. Deferred tax assets and liabilities consist of the following:

	Year Ended June 30,
	2011	2010
Deferred tax assets (liabilities):
Net operating loss carryforward	$18,607	$12,737
Accrued expenses	5,861	4,387
Stock compensation expense	4,927	3,479
Property and equipment	—	2,926
Reserves	3,101	2,759
Federal tax credits	2,558	2,078
Other assets	1,805	478
Tax basis intangibles	794	—
Deferred rent	873	373
Deferred revenue	552	67
Charitable contributions carryforward	2	80

Total deferred tax assets	39,080	29,364

Deferred tax liabilities:
Capitalized software and website development costs	(9,249)	(7,497)
Property and equipment	(5,401)	—
Purchased intangibles	(9,751)	—
Capitalized curriculum development	(11,836)	(6,980)
Returned materials	(3,338)	(2,532)
Investment in Middlebury Interactive Languages	(1,018)	(951)

Total deferred tax liabilities	(40,593)	(17,960)

Deferred tax (liability) asset	(1,513)	11,404
Valuation allowance	(916)	(820)

Net deferred tax (liability) asset	$(2,429)	$10,584

Reported as:
Current deferred tax assets	$7,175	$4,672
Deferred tax assets (net of current portion)	$—	$5,912
Deferred tax liability (net of current portion)	(9,604)	—

Net deferred tax (liability) asset	$(2,429)	$10,584

The Company maintains a valuation allowance on net deferred tax assets of $0.9 million and $0.8 million as of June 30, 2011 and 2010, respectively, related to state and foreign income tax net operating losses as the Company believes it is more likely than not that it will not be able to utilize these deferred tax assets. The Company has not provided for U.S. deferred income taxes on undistributed earnings from our non-U.S. subsidiaries because such earnings are considered to be permanently reinvested.

Under the provision of ASC 718, Compensation — Stock Compensation, the amount of the NOL carryforward related to stock-based compensation expense is not recognized until the stock-based compensation tax deductions reduce taxes payable. Accordingly, the NOL’s reported in gross deferred tax assets do not include the component of the NOL related to excess tax deductions over book compensation cost related to stock-based compensation. The tax benefit from the excess tax benefits from the stock-based compensation of $4.6 million, $3.9 million, and $6.9 million was recorded to capital in excess of par value for years ended June 30, 2011, 2010, and 2009, respectively. At June 30, 2011, the Company has available federal net operating loss carryforwards of

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

$59.6 million of which $11.2 million is attributable to stock option deductions for which no deferred tax asset is recorded. These NOL’s expire between 2021 and 2031 if unused.

At June 30, 2011 and 2010 the Company had available Research and Development Credits of $3.3 million and $2.2 million that will expire between 2021 and 2031 if unused. As of June 30, 2011, the Company has available AMT credits of $0.1 million that do not expire.

For the years ended June 30, 2011 and 2010, the Company has evaluated whether a change in the Company’s ownership of outstanding classes of stock as defined in Internal Revenue Code Section 382 could prohibit or limit the Company’s ability to utilize its net operating losses. As a result of this study, the Company has concluded it is more likely than not that the Company will be able to fully utilize its net operating losses subject to the Section 382 limitation.

The related components of the income tax expense for the years ended June 30, 2011, 2010 and 2009 are as follows:

	Year Ended June 30,
	2011	2010	2009
Current:
Federal	$3,935	$3,540	$6,413
State	1,267	1,629	610
Foreign	170	—	19

Total current	5,372	5,169	7,042
Deferred:
Federal	5,539	7,610	2,421
State	431	470	165

Total deferred	5,970	8,080	2,586

Total income tax expense	$11,342	$13,249	$9,628

The provision for income taxes can be reconciled to the income tax that would result from applying the statutory rate to the net income before income taxes as follows:

	Year Ended June 30,
	2011	2010	2009
U.S. federal tax at statutory rates	35.0%	35.0%	35.0%
Permanent items	1.6	0.2	1.2
Lobbying	3.6	3.1	4.8
State taxes, net of federal benefit	4.4	4.0	3.9
Transaction costs	5.9	—	—
Research and development tax credits	(2.5)	(4.3)	—
Other	1.3	0.8	0.2

Provision for income taxes	49.3%	38.8%	45.1%

Tax Uncertainties

Effective July 1, 2007, the Company adopted the provisions of ASC 740-10 which applies to all tax position related to income taxes (formerly known as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”). ASC 740-10 provides a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. ASC 740-10 clarifies accounting for income taxes by prescribing a minimum probability threshold

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. At June 30, 2011 and 2010, the company had no interest or penalties accrued.

During fiscal year June 30, 2010, the Company adjusted its research and development credit carryforward on its June 30, 2009 return to claim the correct current and prior credits. At that time, the Company established an ASC 740-10 reserve related to the research and development credits. The research and development provisions expired in December 2009 and were retroactively reinstated to January 1, 2010 during the fiscal year ended June 30, 2011. Due to the expiration and reinstatement, the Company adjusted its June 30, 2011 research and development credit carryforward to include amounts generated from January 1, 2010 through June 30, 2010.

	Year Ended June 30,
	2011	2010
Balance at beginning of the year	$261	$—
Additions for prior year tax positions	365	221
Additions for current year tax positions	191	40

Balance at end of the year	$817	$261

The Company or one of its subsidiaries files income tax returns in the U.S. federal, foreign and various states jurisdictions. Given the net operating losses generated in prior years, the statute of limitations for all tax years beginning with the period ended December 31, 2000 are still open.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. Further, it is anticipated that the effective tax rate impact of any unrecognized tax benefits will be immaterial.

6.    Lease Commitments and Notes Payable

Capital leases

As of June 30, 2011 and 2010, computer equipment under capital leases are recorded at a cost of $61.2 million and $54.0 million, respectively and accumulated depreciation of $43.7 million and $39.4 million, respectively. Borrowings under lease lines had interest rates ranging from 2.97% to 6.40% and included a 36-month payment term with a $1 purchase option at the end of the term. The Company has pledged the assets financed to secure the amounts outstanding.

The Company’s current lease line of credit with PNC Equipment Finance, LLC expires in August 2012. The interest rate on new advances under the PNC equipment lease line is set at the time the funds are advanced based upon interest rates in the Federal Reserve Statistical Release H.15.

Notes payable

The Company has purchased computer software licenses and maintenance services through unsecured notes payable arrangements with various vendors at interest rates ranging up to 6.1% and payment terms of three years. There are no covenants associated with these notes payable arrangements.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

The following is a summary as of June 30, 2011 of the present value of the net minimum lease payments on capital leases and notes payable under the Company’s commitments:

	Capital Leases	Notes Payable	Total
2012	$12,448	$1,513	$13,961
2013	6,903	1,571	8,474
2014	1,825	785	2,610

Total minimum lease payments	21,176	3,869	25,045
Less amount representing interest (imputed weighted average interest rate of 4.8%)	(710)	(127)	(837)

Net minimum lease payments	20,466	3,742	24,208
Less current portion	(11,914)	(1,443)	(13,357)

Present value of net minimum payments, less current portion	$8,552	$2,299	$10,851

Operating leases

The Company has fixed non-cancelable operating leases with terms expiring through 2022. Office leases generally contain renewal options and certain leases provide for scheduled rate increases over the lease terms.

In August 2010, the Company amended their operating lease for non-owned facilities whereby the Company agreed to consolidate various operating leases and subleases into a single lease and extending the term of the lease until May 2022. An existing operating sublease that is currently under a month-to-month lease is expected to be amended to the August 2010 operating lease under similar lease terms. Rent expense was $6.5 million, $4.0 million and $2.9 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more are as follows:

Year Ending June 30,
2012	$4,977
2013	4,450
2014	4,626
2015	4,603
2016	4,349
Thereafter	27,882

Total future minimum lease payments	$50,887

7.    Line of Credit

The Company has a $35 million revolving credit agreement with PNC Bank (the Credit Agreement) that expires in December 2012. Pursuant to the terms of the Credit Agreement, the proceeds of the term loan facility are to be used for general corporate purposes. Because of the seasonality of our business and timing of funds received, the school expenditures are higher in relation to funds received in certain periods during the year. The Credit Agreement provides the ability to fund these periods until cash is received from the schools.

Borrowings under the Credit Agreement bear interest based upon the term of the borrowings. Interest is charged, at the Company’s option, either at: (i) the higher of (a) the rate of interest announced by PNC Bank from time to time as its “prime rate” and (b) the federal funds rate plus 0.5%; or (ii) the applicable London

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Interbank Offered Rate (LIBOR) divided by a number equal to 1.00 minus the maximum aggregate reserve requirement which is imposed on member banks of the Federal Reserve System against “eurocurrency liabilities” plus the applicable margin for such loans, which ranges between 1.50% and 2.00%, based on the leverage ratio (as defined in the Credit Agreement). The Company pays a quarterly commitment fee on the unused portion of the credit agreement. The line of credit includes a $5.0 million letter of credit facility. Issuances of letters of credit reduce the availability of permitted borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are secured by substantially all of the Company’s assets. The Credit Agreement contains a number of financial and other covenants that, among other things, restrict our and our subsidiaries’ abilities to incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent liabilities, make specified restricted payments including dividends, dispose of assets or stock, including the stock of its subsidiaries, or make capital expenditures above specified limits and engage in other matters customarily restricted in senior secured credit facilities. The Company must also maintain a maximum debt leverage ratio. These covenants are subject to certain qualifications and exceptions. Through June 30, 2011, the Company was in compliance with these covenants. As of June 30, 2011, no borrowings were outstanding on the line of credit and approximately $0.3 million was reserved for a letter of credit.

8.    Warrants

The Company issued warrants in March 2003 at a price of $8.16 per share in conjunction with promissory notes issued by the Company. These warrants expired in December 2009 and during the years ended June 30, 2009 and 2010, warrants were exercised through cashless exercises in exchange for 667 and 6,173 shares of common stock.

9.    Equity Transactions

Reverse Stock Split

On October 30, 2007, the Board approved a 1-for-5.1 reverse split of the Company’s common stock. On October 31, 2007, the reverse split was further approved by a majority of the shareholders. The stock split was effective on November 2, 2007. In conjunction with these actions, the number of authorized shares of common stock was adjusted to 33,362,500. All share and per share amounts related to common stock, options and common stock warrants included in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Amended and Restated Certificate of Incorporation

On October 30, 2007, the Board approved an amendment and restatement of the Company’s Second Amended and Restated Certificate of Incorporation, which was adopted by the majority of the shareholders of the Company on October 31, 2007 (the “Third Amended and Restated Certificate of Incorporation” or “Certificate”). The Certificate authorizes the Company to issue 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The Certificate became effective on December 18, 2007, upon its filing with the Secretary of State of the State of Delaware. This Certificate superseded the Company’s previous Certificate of Incorporation. The Redeemable Convertible Series B and Series C Preferred Stock are no longer authorized effective December 18, 2007.

Series C Dividend

On November 5, 2007, the Company’s Board unanimously declared a cash dividend to the holders of Redeemable Convertible Series C Preferred stock effective immediately prior to and contingent upon the closing of an Initial Public Offering (the “IPO”) and payable from the proceeds of the offering.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Concurrently with the closing of the IPO, the holders of Redeemable Convertible Series C Preferred stock were paid a cash dividend of $6.4 million. The amount of the declared dividend was equal to the pro rata amount of the annual 10% cumulative dividend that would have normally accrued on January 2, 2008 under the provisions of the preferred stock agreement.

Prior to declaration of the cash dividend, the Company accrued $5.0 million toward the annual cumulative dividend which was reversed in the recording of the cash dividend.

On November 16, 2007, PNC Bank consented to waive the restriction of dividends in its credit agreement with the Company for the purposes of this dividend. The PNC agreement amended certain other covenants.

Private Placement of Shares

On November 6, 2007, the Company entered into an agreement to sell to a non-U.S. person in a transaction outside the United States in reliance upon Regulation S under the Securities Act of 1933, as amended (Securities Act), concurrently with and contingent upon the closing of the IPO and at the IPO price, $15,000,000 worth of shares of the Company’s common stock. On December 18, 2007, the Company closed on its initial public offering and issued 833,333 shares to this investor at the offering price of $18.00 per share.

Initial Public Offering

In December 2007, the Company completed the IPO of its common stock in which it sold and issued 4,450,000 shares of its common stock, at an issue price of $18.00 per share. The Company raised a total of $80.1 million in gross proceeds from the IPO, or approximately $71.0 million in net proceeds after deducting underwriting discounts and commissions of $5.6 million and other offering costs of $3.5 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into an aggregate of 19,879,675 shares of common stock.

Investment by Technology Crossover Ventures in K12 Inc.

In April 2011, the Company completed a private placement sale of 4 million shares of restricted Common Stock at a price of $31.46 per share to Technology Crossover Ventures (TCV). The gross proceeds of $125.8 million were unrestricted and may be used for acquisitions, strategic investments and general corporate purposes. Under the terms of the transaction, our Board of Directors (Board) appointed a director nominated by TCV to the Board to hold office until the next annual meeting of stockholders. Additionally, we granted TCV the right to participate on a pro-rata basis in any subsequent private offerings of Common Stock by the Company, subject to certain exclusions such as issuances in connection with acquisitions or employee equity plans. In addition, TCV was granted the right to demand registration of the shares of restricted Common Stock it acquired in the transaction.

Series A Special Stock

The Company issued 2,750,000 shares of Series A Special stock in connection with its acquisition of KC Distance Learning, Inc. (See note 13). The holders of the Series A Special stock have the right to convert those shares into common stock on a one-for-one basis and for the right to vote on all matters presented to K12 shareholders, other than for the election and removal of directors, for which holders of the Series A Special stock have no voting rights.

10.    Stock Option Plan

The Company adopted a Stock Option Plan (the Plan) in May 2000. Under the Plan, employees, outside directors and independent contractors are able to participate in the Company’s future performance through the awards of nonqualified stock options to purchase common stock. In December 2003, the Board increased the total number of common stock shares reserved and available for grant and issuance pursuant to the Plan to

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

2,549,019 shares. In November 2007, the Board adopted the 2007 Plan increasing the number of common stock shares reserved to 4,213,921 shares plus the increases in the shares pursuant to the “evergreen provision” that may be issued under the 2007 Plan over the course of its ten-year term. Each stock option is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option, generally over four years. No stock option shall be exercisable after the expiration of its option term. The Company has granted stock options under the 2007 Plan. The Company has also granted stock options to executive officers under stand-alone agreements outside the Plan. Options granted under stand-alone agreements totaled 1,441,168 as of June 30, 2011 and June 30, 2010. Under both the Plan and the 2007 Plan, there have been no grants of nonqualified stock options to independent contractors.

Effective July 1, 2006, the Company adopted the fair value recognition provisions of ASC 718 using the prospective transition method which requires the Company to apply the provisions of ASC 718 only to awards granted, modified, repurchased or cancelled after July 1, 2006. Equity-based compensation expense for all equity-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of ASC 718. The Company recognizes these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting period of the award.

The Company uses the Black-Scholes option pricing model method to calculate the fair value of stock options. The use of option valuation models requires the input by management of highly subjective assumptions, including the expected stock price volatility, the expected life of the option term and forfeiture rate. These assumptions are utilized by the Company in determining the estimated fair value of stock options.

The fair value of our service and performance based stock options was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended June 30,
	2011	2010	2009
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	48%	51%	48%
Risk-free interest rate	1.25% to 2.37%	2.04% to 2.43%	1.81% to 3.11%
Expected life of the option term (in years)	5.11	5.11	5.11
Forfeiture rate	20% to 30%	20% to 30%	20% to 30%

The fair value of the options granted for the years ended June 30, 2011, 2010 and 2009 was $1.1 million, $6.5 million and $6.6 million, respectively. This amount will be expensed over the expected vesting.

Dividend yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Since the Company’s common shares have recently been publicly traded and therefore does not have sufficient historical data, the basis for the standard option volatility calculation is derived from known publicly traded comparable companies. The annual volatility for these companies is derived from their historical stock price data.

Risk-free interest rate — The assumed risk free rate used is a zero coupon U.S. Treasury security with a maturity that approximates the expected term of the option.

Expected life of the option term — This is the period of time that the options granted are expected to remain unexercised. Options granted during the year have a maximum term of eight years. The Company estimates the expected life of the option term based on an average life between the dates that options become fully vested and the maximum life of options granted.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Forfeiture rate — This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company uses a forfeiture rate that is based on historical forfeitures at various classification levels with the Company.

Stock option activity including stand-alone agreements during the years ended June 30, 2011 and 2010 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, June 30, 2008	4,766,849	$11.20	5.19	$49,167
Granted	835,500	22.49
Exercised	(1,344,993)	7.28
Forfeited or canceled	(163,148)	16.27

Outstanding, June 30, 2009	4,094,208	$14.59	5.16	$28,516
Granted	950,700	18.85
Exercised	(936,195)	9.07
Forfeited or canceled	(194,866)	17.21

Outstanding, June 30, 2010	3,913,847	$16.81	5.06	24,911
Granted	119,000	30.65
Exercised	(1,131,747)	11.79
Forfeited or canceled	(135,371)	21.46

Outstanding, June 30, 2011	2,765,729	$19.23	4.58	$38,485

Stock options exercisable at June 30, 2011	1,817,047	$18.41	3.91	$26,773

Stock options outstanding at June 30, 2011 included 598,037 stock options related to performance or market based options. During the year ended June 30, 2011, performance or market based options vested were 408,497. There were no performance or market based options granted or forfeited during the year ended June 30, 2011. Stock options exercisable at June 30, 2011 included 509,803 stock options related to performance based options. Vesting of performance based options is contingent on meeting various company-wide performance goals.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2011. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s stock.

The total intrinsic value of options exercised for the years ended June 30, 2011, 2010 and 2009 was $22.2 million, $10.7 million and $19.4 million, respectively.

As of June 30, 2011, there was $7.0 million of total unrecognized compensation expense related to unvested stock options granted under the Stock Option Plans adopted in May 2000 and November 2007. The cost is expected to be recognized over a weighted average period of 2.10 years. During the years ended June 30, 2011, 2010 and 2009, the Company recognized $5.2 million, $5.2 million and $2.8 million of stock based compensation expense. The total income tax benefit recognized in the consolidated statements of operations related to stock options exercised during the years ended June 30, 2011, 2010 and 2009 was $5.0 million, $3.9 million and $6.9 million, respectively.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Restricted Stock Awards

In July 2009 the Restricted Stock Award (RSA) program was approved pursuant to the 2007 Plan. Under the Plan, employees, outside directors and independent contractors are able to participate in the Company’s future performance through the awards of restricted stock. Each RSA vests pursuant to the vesting schedule set forth in the restricted stock agreement granting such RSA’s, generally over three years. Under the 2007 Plan, there have been no awards of restricted stock to independent contractors.

Restricted stock award activity during the years ended June 30, 2011 and 2010 was as follows:

	Shares	Weighted- Average Fair Value
Nonvested, June 30, 2009	—	$—
Granted	225,946	18.29
Vested	(16,007)	17.46
Forfeited or canceled	(22,089)	17.46

Nonvested, June 30, 2010	187,850	18.46
Granted	451,143	25.19
Vested	(154,224)	22.08
Forfeited or canceled	(40,618)	23.03

Nonvested, June 30, 2011	444,151	$23.62

During the year ended June 30, 2011, 45,000 performance based restricted stock awards were granted and are outstanding at June 30, 2011. Vesting of the performance based restricted stock awards is contingent on certain financial performance goals.

The fair value of restricted stock awards granted for the year ended June 30, 2011 was $11.4 million. As of June 30, 2011, there was $6.7 million of total unrecognized compensation expense related to unvested restricted stock awards granted. The cost is expected to be recognized over a weighted average period of 2.34 years. The total fair value of shares vested during the year ended June 30, 2011 was $3.4 million. During the years ended June 30, 2011, 2010 and 2009, the Company recognized $4.3 million, $0.7 million, and $0.0 million, respectively, of stock based compensation expense related to restricted stock awards.

11.    Redeemable Noncontrolling Interest

In April 2010, a subsidiary of the Company entered into an agreement to establish a venture with Middlebury College (Middlebury) to form a new entity named Middlebury Interactive Languages LLC (MIL) effective May 2010. The Company’s investment into this venture consisted of $4.0 million in cash and contributed assets, including substantially all of its foreign languages subsidiary, in return for a 60% ownership interest. Middlebury’s investment in the venture consisted of $4.0 million in cash, $0.6 million in assumed liabilities and contributed assets, including a license to use its trademark and a foreign language instruction summer camps business, in return for a 40% ownership interest. The purpose of the venture is to create and distribute innovative, high-quality online language courses under the trademark Middlebury and other marks. Transaction expenses incurred by the Company related to this transaction included in selling, administrative and other operating expenses were $0.2 million.

At any time after the fifth (5th) anniversary of the agreement, Middlebury may give written notice of its irrevocable election to sell all (but not less than all) of its Membership Interest to the Company (put right). The purchase price for Middlebury’s Membership Interest shall be its fair market value and the Company may, in its sole discretion, pay the purchase price in cash or shares of the Company’s common stock. The agreement also includes a provision whereby, if certain milestones are not met related to expanding the business by June 2014, Middlebury will have the option to repurchase certain contributed assets at their fair market value.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

The transaction resulted in a change in ownership interest of the subsidiary that did not result in loss of control and was accounted for by the Company as an equity transaction in accordance with the provisions of ASC 810 (formerly SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51). The assets contributed by Middlebury were initially recorded at their fair value.

Given the provision of the put right, the redeemable noncontrolling interest is redeemable outside of the Company’s control and it is recorded outside of permanent equity at its redemption value fair value in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Company will adjust the redeemable noncontrolling interest to redemption value on each balance sheet date with changes in redemption value recognized as an adjustment to retained earnings, or in the absence of retained earnings, by adjustment to additional paid-in-capital.

The following is a summary of the activity of the redeemable noncontrolling interest for the years ended June 30, 2011 and 2010:

Value
Initial recording of redeemable noncontrolling interest	$17,374
Net loss	(365)
Adjustment to redemption value	365

Balance of redeemable noncontrolling interest at June 30, 2010	17,374
Net loss	(1,113)
Adjustment to redemption value	939

Balance of redeemable noncontrolling interest at June 30, 2011	$17,200

12.    Commitments and Contingencies

Litigation

In the ordinary conduct of business, the Company is subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company expenses legal costs as incurred.

Aventa Learning

In June 2010, the shareholders of Aventa Learning, Inc. (Aventa) filed a lawsuit against KC Distance Learning, Inc. which is currently pending in the U.S. District Court for the Western District of Washington, Axtman et al. v. KC Distance Learning, Inc. (Case No. 2:10-cv-01022-JLR). The lawsuit alleges, among other things, that KCDL did not honor the terms of an earn-out provision contained in an asset purchase agreement after certain assets of Aventa were acquired by KCDL in 2007. In addition, the plaintiffs allege breach of contract and misrepresentation claims, and seek the remedy of rescission for alleged violation of the Securities Act of 1933, as amended (Securities Act). On July 23, 2010, we acquired all of the shares of KCDL, which is now our wholly-owned subsidiary. On August 31, 2010, the plaintiffs amended their complaint to add K12 Inc. as a co-defendant in this matter, reflecting the change in ownership. Pursuant to the Agreement and Plan of Merger between K12 Inc. and KCDL Holdings LLC (Seller), Seller agreed to assume responsibility to defend this lawsuit and to fully indemnify K12 Inc. for any liability, including rescission. In addition, K12 Inc. obtained a guarantee from Seller’s parent company, Learning Group LLC, from any losses related to this litigation. In our view, the outcome of this litigation will not have a material adverse effect on the financial condition or results of operations of K12 Inc. or any of our subsidiaries. On March 27, 2011, the court issued an Order Denying Defendant’s Motion to Dismiss Amended Complaint. Aventa Learning, Inc. et. al. v. K12 Inc., et.al. (Case No. C10-1022JLR). Accordingly, the discovery process has commenced.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

Employment Agreements

The Company has entered into employment agreements with certain executive officers that provide for severance payments and, in some cases other benefits, upon certain terminations of employment. Except for the agreement with its CEO that has a three year term, all other agreements provide for employment on an “at-will” basis. If the employee is terminated for “good reason” or without cause, the employee is entitled to salary continuation, and in some cases benefit continuation, for varying periods depending on the agreement.

Vendor Payment Commitments

In April 2007, the Company entered into a master services and license agreement with a third party that provides for the Company to license their proprietary computer system. The agreement was effective through July 2010. In exchange for the license of the computer system, the Company agreed to pay a service fee per enrollment. In the event the fees paid over the term of the agreement do not exceed $1 million (the minimum commitment fee), the Company agrees to pay the difference between the actual fees paid and the minimum commitment fee. As of June 30, 2010, the actual fees paid have exceeded the minimum commitment fee. In August 2010, the agreement was renewed for a two year period ending August 2012 and includes a minimum commitment fee of $2.5 million over the term of the agreement. In the event the fees paid over the term of the agreement do not exceed $2.5 million, the Company agrees to pay the difference between the actual fees paid and the minimum commitment fee.

13.    Acquisitions

KC Distance Learning, Inc.

On July 23, 2010 the Company acquired all of the stock of KCDL, a provider of online curriculum and public and private virtual education, by issuing to its parent company, KCDL Holdings LLC, 2,750,000 shares of a new class of stock designated as Series A Special Stock, which had a value at closing of $63.1 million. KCDL Holdings, Inc. is an affiliate of Learning Group, LLC, a related party. The holders of the Series A Special Stock initially had no voting rights and no rights of conversion with respect to those shares; however the holders had and continue to have participating rights in all dividends and distributions declared or paid on with respects to common stock of the company.

On December 23, 2010, the Company filed a definitive proxy statement with the Securities and Exchange Commission (SEC) for the stockholder vote. On January 27, 2011, the Company held a Special Meeting at which the stockholders approved conversion and voting rights for the holders of the Series A Special Stock. The holders of the Series A Special Stock now have the right to convert those shares into common stock on a one-for-one basis and for the right to vote on all matters presented to K12 shareholders, other than for the election and removal of directors, for which holders of the Series A Special Stock shall have no voting rights. The redemption right of the holders of the Series A Special Stock terminated upon shareholder approval of their conversion and voting rights.

The KCDL businesses include: Aventa Learning (online curriculum and instruction), the iQ Academics (statewide virtual public charter schools for middle and high school); and The Keystone School (international online private school). The operating results of KCDL have been included in the Company’s condensed consolidated financial statements commencing as of the acquisition date of July 23, 2010. The acquisition of KCDL has been accounted for under the acquisition method of accounting which requires the total purchase price to be allocated to the assets acquired and liabilities to be assumed based on their estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are based on valuations using management’s best estimates and assumptions. The allocation of the estimated consideration to the identifiable tangible and

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

intangible assets and liabilities assumed under the purchase method of accounting, is based on their estimated fair values of the acquisition date and summarized in the following table (in millions):

As of July 23, 2010	Amount
Current assets	$8.5
Property and equipment, net	8.7
Capitalized curriculum development costs, net	3.9
Intangible assets, net	21.9
Goodwill	34.5
Other noncurrent assets	0.1
Current liabilities	(5.5)
Deferred tax liability	(5.7)
Deferred revenue	(2.1)
Other noncurrent liabilities	(1.2)

Fair value of total consideration transferred	$63.1

The following unaudited pro forma combined results of operations give effect to the acquisition of KCDL, as if it had occurred at the beginning of the periods presented. The unaudited pro forma combined results of operations are provided for informational purposes only and do not purport to represent K12s actual consolidated results of operations had the acquisition occurred on the dates assumed, nor are these financial statements necessarily indicative of K12’s future consolidated results of operations. K12 expects to incur costs and realize benefits associated with integrating the operations of K12 and KCDL. The unaudited pro forma combined results of operations do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies. Pro forma results include non-recurring transaction costs of $1.9 million.

	Year ended June 30,
Pro forma Results of Operations (unaudited, in thousands)	2011	2010
Revenues	$523,755	$421,119
Net Income	$10,839	$18,082

The American Education Corporation

On December 1, 2010, the Company acquired The American Education Corporation (AEC), a leading provider of research-based core curriculum instructional software for kindergarteners through adult learners, for a total cash purchase price of $35.2 million, including certain amounts held in escrow. The escrow amounts include $6.8 million for the achievement of specified financial targets for the quarter-ended December 31, 2010. In March 2011, the specified financial targets were not achieved and consequently, this escrow amount was returned to the Company. In connection with the acquisition, the Company recorded Net Working Capital accounts of $1.9 million, net long term assets of $8.3 million, goodwill of approximately $15.7 million, intangible assets of approximately $4.5 million, and other long term liabilities and taxes payable of $2.0 million. The acquisition of AEC has been included in the Company’s results since the acquisition date of December 1, 2010. The AEC acquisition had an immaterial proforma impact on 2011 and 2010 results. The allocation of the estimated consideration to the identifiable tangible and intangible assets and liabilities assumed under the purchase method of accounting is preliminary and based on their estimated fair values as of the acquisition date.

An additional amount of approximately $6.8 million is held in escrow and, if specified claims against AEC arise for which the Company is indemnified, such amounts may be used to satisfy those claims but not to exceed it. K12 is not entitled to any claims against the indemnification escrow amount unless and until the aggregate claim amount exceeds $250,000, at which time K12 is only entitled to reimbursement or any claims are to be paid to the selling AEC shareholders in two 50% installments of the remaining balance of the $6.8 million in the

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

indemnification escrow on June 1, 2011 and December 1, 2011. At June 30, 2011, the Company recognized a liability of $830,000 relating to potential claims offset by a receivable from the escrow account of $580,000. As of June 30, 2011, the Company has not incurred any specified claims against AEC to be withdrawn from the indemnification escrow.

Investment in Web International Education Group, Ltd.

On January 3, 2011, K12 invested $10 million in Web International Education Group, Ltd. (Web). This strategic investment gives the Company a 20% minority interest in Web, with the option to purchase no less than 51% of Web before July 1, 2012, and the option to purchase all remaining equity interest between January 1, 2013 and December 31, 2015. Web is a leader in English language training for learners of all ages throughout China, including university students, government workers, and employees of international companies. Web has an extensive network of learning centers in cities throughout China. The proceeds of the investment will be primarily be used to expand Web’s learning center network into more cities in China. The Company has recorded its investment in Web as an available for sale debt security because of our ability to put the investment to other Web shareholders in return for the original $10 million purchase price plus interest. During the six months ended June 30, 2011, there was no change to the fair value of the Web investment based on the initial cost of the investment and Web’s financial performance since the initial investment.

International School of Berne

On April 1, 2011, the Company finalized its acquisition of the operations of the International School of Berne (IS Berne), a traditional school located in Berne, Switzerland serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its 50th year of operation. The Company purchased the right to operate IS Berne and substantially all of its assets excluding real estate. The majority of the purchase price has been allocated on a preliminary basis to goodwill.

14.    Related Party Transactions

For the year ended June 30, 2011, the Company purchased services and assets in the amount of $1.3 million from Knowledge Universe Technologies (KUT) pursuant to a Transition Services Agreement related to the Company’s acquisition of KCDL as well as other administrative services. KUT is an affiliate of Learning Group, LLC, a related party. Additionally, KCDL has capital leases with an outstanding balance due to KCDL Holdings, Inc. in the amount of $0.5 million as of June 30, 2011.

15.    Employee Benefits

The Company is party to a Section 401(k) Salary Deferral Plan (the 401(k) Plan). Under the 401(k) Plan, employees at least 18 years of age having been employed for at least 30 days may voluntarily contribute up to 15% of their compensation. The 401(k) Plan provides for a matching Company contribution of 25% of the first 4% of each participant’s compensation, which begins following six months of service and vests after three years of service. Under the 401(k) Plan, the Company expensed $0.4 million, $0.4 million and $0.3 million during each of the years ended June 30, 2011, 2010 and 2009, respectively.

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

16.    Supplemental Disclosure of Cash Flow Information

	Year Ended June 30,
	2011	2010	2009
Cash paid for interest	$1,216	$1,282	$1,428

Cash paid for taxes	$4,616	$872	$65

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment financed by capital lease obligations	$15,645	$12,194	$16,044

Property and equipment financed by notes payable	$1,872	$—	$—
Cash receipts in transit from exercise of stock options	$87	$—	$691

Issuance of stock options related to earn-out provision of Power-Glide acquisition	$—	$—	$71

Net working capital contributed to Middlebury Interactive Languages venture	$—	$3,374	$—

Intangible assets contributed to Middlebury Interactive Languages venture	$—	$14,000	$—

Purchase of perpetual license agreement/accrued liabilities	$—	$250	$—

	Year Ended June 30,
	2011	2010	2009
Business Combinations:
Current assets	$13,396	$—	$—

Property, equipment and capitalized software development costs	$12,938	$—	$—

Capitalized curriculum development costs	$8,073	$—	$—

Intangible assets	$27,310	$—	$—

Goodwill	$53,789	$—	$—

Other non-current assets	$198	$—	$—

Deferred tax liabilities	$(6,989)	$—	$—

Assumed liabilities	$(12,229)	$—	$—

Deferred revenue	$(5,554)	$—	$—

Other noncurrent liabilities	$(738)	$—	$—

Contingent consideration	$(1,700)	$—	$—

Issuance of Series A Special Stock	$(63,112)	$—	$—

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

17.    Quarterly Results of Operations (Unaudited)

The unaudited consolidated interim financial information presented should be read in conjunction with other information included in our consolidated financial statements. The following unaudited consolidated financial information reflects all adjustments necessary for the fair presentation of the results of interim periods. The following tables set forth selected unaudited quarterly financial information for each of our last eight quarters.

	2011
	(In thousands)
	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
Consolidated Quarterly Statements of Income
Revenues	$128,268	$130,293	$129,002	$134,871
Cost and expenses
Instructional costs and services	78,107	77,727	76,195	75,082
Selling, administrative, and other	52,324	36,763	35,177	50,498
Product development expenses	4,029	4,972	3,435	3,911

Total costs and expenses	134,460	119,462	114,807	129,491

Income (loss) from operations	(6,192)	10,831	14,195	5,380
Interest expense, net	(237)	(307)	(366)	(297)

Income (loss) before income taxes and noncontrolling interest	(6,429)	10,524	13,829	5,083
Income tax benefit (expense)	2,968	(5,260)	(6,119)	(2,931)

Net income (loss) before noncontrolling interest	(3,461)	5,264	7,710	2,152
Add net income attributable to noncontrolling interest	617	335	129	46

Net income (loss) — K12 Inc.	$(2,844)	$5,599	$7,839	$2,198

Net income (loss) attributable to common stockholders per share:
Basic	$(0.08)	$0.17	$0.24	$0.07

Diluted	$(0.08)	$0.16	$0.23	$0.07

Weighted average shares used in computing per share amounts:
Basic	34,460,563	30,958,807	30,565,683	30,343,696

Diluted	34,460,563	31,758,313	31,128,286	30,805,106

K12 Inc.

Notes to Consolidated Financial Statements — (Continued)

	2010
	(In thousands)
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2010	2010	2009	2009
Consolidated Quarterly Statements of Income
Revenues	$88,321	$96,627	$93,197	$106,325
Cost and expenses
Instructional costs and services	55,868	56,479	51,589	58,093
Selling, administrative, and other	32,329	26,843	24,899	33,327
Product development expenses	1,999	2,924	2,415	2,238

Total costs and expenses	90,196	86,246	78,903	93,658

Income (loss) from operations	(1,875)	10,381	14,294	12,667
Interest expense, net	(289)	(361)	(324)	(357)

Income (loss) before income taxes and noncontrolling interest	(2,164)	10,020	13,970	12,310
Income tax benefit (expense)	427	(3,927)	(4,381)	(5,368)

Net income (loss) before noncontrolling interest	(1,737)	6,093	9,589	6,942
Add net income attributable to noncontrolling interest	412	36	49	141

Net income (loss) — K12 Inc.	$(1,325)	$6,129	$9,638	$7,083

Net income (loss) attributable to common stockholders per share:
Basic	$(0.04)	$0.20	$0.33	$0.24

Diluted	$(0.04)	$0.20	$0.32	$0.24

Weighted average shares used in computing per share amounts:
Basic	30,195,130	29,951,327	29,648,674	29,378,074

Diluted	30,195,130	30,352,974	29,974,642	29,948,550

18.    Subsequent Events

On July 1, 2011, the Company acquired certain assets of Kaplan Virtual Schools and Insight Schools, Inc. These assets include virtual charter schools and private virtual high schools throughout the United States that will be integrated into the Company’s existing operations.

In August 2011, the Company renewed its lease line of credit with PNC Bank. The lease line now expires in August 2012.

SCHEDULE II

K12 INC

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED JUNE 30, 2011, 2010 AND 2009

1.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions from Allowance	Balance at End of Period
June 30, 2011	$1,362,530	1,471,510	1,056,559	$1,777,481
June 30, 2010	$1,055,261	502,723	195,454	$1,362,530
June 30, 2009	$1,458,372	423,571	826,682	$1,055,261

2.    INVENTORY RESERVE

	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions, Shrinkage and Obsolescence	Balance at End of Period
June 30, 2011	$1,903,448	1,060,157	46,946	$2,916,659
June 30, 2010	$884,094	1,085,270	65,916	$1,903,448
June 30, 2009	$734,827	149,267	—	$884,094

3.    COMPUTER RESERVE(1)

	Balance at Beginning of Period	Additions (Deductions) Charged to Cost and Expenses	Deductions, Shrinkage and Obsolescence	Balance at End of Period
June 30, 2011	$843,876	219,409	—	$1,063,285
June 30, 2010	$1,022,147	(178,271)	—	$843,876
June 30, 2009	$778,789	243,358	—	$1,022,147

(1)	A reserve account is maintained against potential shrinkage and obsolescence for those computers provided to our students. The reserve is calculated based upon several factors including historical percentages, the net book value and remaining useful life. During fiscal year 2011, certain computers were written off against the reserve.

4.    INCOME TAX VALUATION ALLOWANCE

	Balance at Beginning of Period	Additions to Net Deferred Tax Assets Allowance	Deductions in Net Deferred Tax Asset Allowance	Balance at End of Period
June 30, 2011	$820,213	95,732	—	$915,945
June 30, 2010	$746,726	73,487	—	$820,213
June 30, 2009	$610,954	135,772	—	$746,726

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

K12 INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2011	June 30, 2011
	(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents	$133,472	$193,099
Restricted cash and cash equivalents	1,501	1,501
Accounts receivable, net of allowance of $1,983 and $1,777 at September 30, 2011 and June 30, 2011, respectively	214,388	96,235
Inventories, net	18,427	30,554
Current portion of deferred tax asset	7,799	7,175
Prepaid expenses	13,232	10,424
Other current assets	17,899	9,111

Total current assets	406.718	348,099
Property and equipment, net	58,148	46,625
Capitalized software development costs, net	24,408	24,386
Capitalized curriculum development costs, net	56,424	55,619
Intangible assets, net	37,435	38,291
Goodwill	66,668	55,627
Investment in Web International	10,000	10,000
Deposits and other assets	2,515	3,448

Total assets	$662,316	$582,095

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities
Accounts payable	$31,850	$21,176
Accrued liabilities	19,025	14,126
Accrued compensation and benefits	16,474	13,086
Deferred revenue	63,257	21,907
Current portion of capital lease obligations	15,101	11,914
Current portion of notes payable	1,116	1,443

Total current liabilities	146,823	83,652
Deferred rent, net of current portion	5,056	4,698
Capital lease obligations, net of current portion	15,710	8,552
Notes payable, net of current portion	1,923	2,299
Deferred tax liability	11,818	9,604
Other long term liabilities	3,242	3,343

Total liabilities	184,572	112,148

Commitments and contingencies
Redeemable noncontrolling interest	17,200	17,200

Equity:
K12 Inc. stockholders’ equity
Common stock, par value $0.0001; 100,000,000 shares authorized; 36,277,533 and 35,927,452 shares issued and outstanding at September 30, 2011 and June 30, 2011, respectively	4	4
Additional paid-in capital	515,330	512,181
Series A Special Stock, par value $0.0001; 2,750,000 issued and outstanding at September 30, 2011 and June 30, 2011	63,112	63,112
Accumulated other comprehensive income	110	28
Accumulated deficit	(122,104)	(126,704)

Total K12 Inc. stockholders’ equity	456,452	448,621
Noncontrolling interest	4,092	4,126

Total equity	460,544	452,747

Total liabilities, redeemable noncontrolling interest and equity	$662,316	$582,095

See accompanying summary of accounting policies and notes to unaudited condensed consolidated financial statements.

K12 INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,
	2011	2010
	(In thousands, except share and per share data)
Revenues	$193,330	$134,871

Cost and expenses
Instructional costs and services	107,579	75,082
Selling, administrative, and other operating expenses	71,260	50,498
Product development expenses	6,224	3,911

Total costs and expenses	185,063	129,491

Income from operations	8,267	5,380
Interest expense, net	(221)	(297)

Income before income tax expense and noncontrolling interest	8,046	5,083
Income tax expense	(3,697)	(2,931)

Net income — K12 Inc.	4,349	2,152
Add net loss attributable to noncontrolling interest	251	46

Net income attributable to common stockholders, including Series A stockholders	$4,600	$2,198

Net income attributable to common stockholders per share, excluding Series A stockholders:
Basic	$0.12	$0.07

Diluted	$0.12	$0.07

Weighted average shares used in computing per share amounts:
Basic	35,629,836	30,343,696

Diluted	35,954,075	30,805,106

See accompanying summary of accounting policies and notes to unaudited condensed consolidated financial statements.

K12 INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT

OF EQUITY (DEFICIT)

	K12 Inc Stockholders
	Common Stock		Common Stock - Series A		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest	Total
(In thousands, except share data)	Shares	Amount	Shares	Amount
Balance, June 30, 2011	35,927,452	$4	2,750,000	$63,112	$512,181	$28	$(126,704)	$4,126	$452,747
Net income (loss)(1)							4,600	(34)	4,566
Foreign currency translation adjustments						82			82

Comprehensive Income									4,648
Stock based compensation expense					2,194				2,194
Exercise of stock options	63,631	—			1,042				1,042
Excess tax benefit from stock-based compensation					711				711
Issuance of restricted stock awards	309,227	—			—				—
Forfeiture of restricted stock awards	(4,315)	—			—				—
Accretion of redeemable noncontrolling interests to estimated redemption value					(217)				(217)
Retirement of restricted stock for tax withholding	(18,462)	—	—	—	(581)	—	—	—	(581)

Balance, September 30, 2011	36,277,533	$4	2,750,000	$63,112	$515,330	$110	$(122,104)	$4,092	$460,544

(1)	Net income (loss) attributable to noncontrolling interests excludes ($0.2) million due to the redeemable noncontrolling interest related to Middlebury Interactive Languages, which is reported outside of permanent equity in the unaudited condensed consolidated balance sheets.

See accompanying summary of accounting policies and notes to unaudited condensed consolidated financial statements.

K12 INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30,
	2011	2010
	(In thousands)
Cash flows from operating activities
Net income	$4,349	$2,152
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	12,992	9,392
Stock based compensation expense	2,194	3,413
Excess tax benefit from stock based compensation	(711)	(122)
Deferred income taxes	2,301	2,358
Provision for (reduction of) doubtful accounts	201	(82)
Provision for inventory obsolescence	39	664
Provision for student computer shrinkage and obsolescence	377	71
Changes in assets and liabilities:
Accounts receivable	(118,354)	(69,741)
Inventories	12,088	9,760
Prepaid expenses	(2,808)	2,764
Other current assets	(8,788)	(4,267)
Deposits and other assets	933	148
Accounts payable	10,673	12,866
Accrued liabilities	4,899	1,680
Accrued compensation and benefits	3,388	(5,915)
Deferred revenue	41,008	25,987
Cash invested in restricted cash and cash equivalents	—	1,843
Deferred rent	258	2,190

Net cash used in operating activities	(34,961)	(4,839)

Cash flows from investing activities
Purchase of property, equipment and software development costs	(4,911)	(8,561)
Capitalized curriculum development costs	(3,706)	(3,208)
Purchase of acquired entity	(12,641)	—

Net cash used in investing activities	(21,258)	(11,769)

Cash flows from financing activities
Repayments on capital lease obligations	(3,959)	(3,720)
Repayments on notes payable	(703)	(306)
Proceeds from exercise of stock options	1,042	1,109
Excess tax benefit from stock based compensation	711	122
Repurchase of restricted stock for income tax withholding	(581)	—

Net cash used in financing activities	(3,490)	(2,795)

Effect of foreign exchange rate changes on cash and cash equivalents	82	—

Net change in cash and cash equivalents	(59,627)	(19,403)
Cash and cash equivalents, beginning of period	193,099	81,751

Cash and cash equivalents, end of period	$133,472	$62,348

See accompanying summary of accounting policies and notes to unaudited condensed consolidated financial statements.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of the Business

K12 Inc., and its subsidiaries (K12 or the Company), is a technology-based education company. The Company offers proprietary curriculum, software systems and educational services designed to facilitate individualized learning for students primarily in kindergarten through 12th grade, or K-12. The Company’s mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since the Company’s inception, we have invested more than $240 million to develop and to a lesser extent, acquire curriculum and online learning platforms that promote mastery of core concepts and skills for students of all abilities. This learning system combines our curriculum and offerings with an individualized learning approach well-suited for virtual public schools, hybrid schools, school district online programs, public charter schools and private schools that utilize varying degrees of online and traditional classroom instruction, and other educational applications. The Company is also expanding our offering of foreign languages with Middlebury Interactive Languages, our joint venture with Middlebury College. The Company has increased its international investment with a 20% ownership interest in The Web International Education Group, Ltd., a company providing English instruction to young adults in China, and also is investing in the post-secondary market through Capital Education LLC, a provider of online services to post-secondary institutions (Capital Education). In contracting with a virtual public school and hybrid school, the Company typically provides students with access to the K12 online curriculum, offline learning kits, use of a personal computer and provides management services. For fiscal year 2012, the Company will manage schools in 29 states, including Tennessee and Louisiana added in fiscal year 2012, and the District of Columbia. In addition, the Company sells access to its on-line curriculum and offline learning kits directly to individual consumers.

2. Basis of Presentation

The accompanying condensed consolidated balance sheet as of September 30, 2011, the condensed consolidated statements of operations for the three months ended September 30, 2011 and 2010, the condensed consolidated statements of cash flows for the three months ended September 30, 2011 and 2010, and the condensed consolidated statement of equity (deficit) for the three months ended September 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2011, the results of operations for the three months ended September 30, 2011 and 2010, cash flows for the three months ended September 30, 2011 and 2010 and the condensed consolidated statement of equity (deficit) for the three months ended September 30, 2011. The results of the three month period ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending June 30, 2012 or for any other interim period or for any other future fiscal year. The consolidated balance sheet as of June 30, 2011 has been derived from the audited consolidated financial statements at that date.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these statements include all adjustments (consisting of normal recurring adjustments) considered necessary to present a fair statement of our consolidated results of operations, financial position and cash flows. Preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and footnotes. Actual results could differ from those estimates. This quarterly report on Form 10-Q should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report on Form 10-K filed on October 7, 2011 which contains the Company’s audited financial statements for the fiscal year ended June 30, 2011.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

3. Summary of Significant Accounting Policies

Revenue Recognition

Revenues are principally earned from long-term contractual agreements to provide on-line curriculum, books, materials, computers and management services to virtual public schools, hybrid schools, traditional schools, school districts, public charter schools and private schools. In addition to providing the curriculum, books and materials under the virtual public school and hybrid school contracts from which most of the Company’s revenue is derived, the Company is responsible for all aspects of the management of schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services. The schools receive funding on a per student basis from the state in which the public school or school district is located. Shipments for schools that occur in the fourth fiscal quarter that are for the upcoming school year are recorded in deferred revenues.

Where the Company has determined that they are the primary obligor for substantially all expenses under these contracts, the Company records the associated per student revenue received by the school from its state funding school district up to the expenses incurred in accordance with ASC 605 — Revenue Recognition. For contracts in which the Company is not the primary obligor, the Company records revenue based on its net fees earned per the contractual agreement.

The Company generates revenues under contracts with virtual public schools and hybrid schools which include multiple elements. These elements include providing each of a school’s students with access to the Company’s on-line school and the on-line component of lessons; offline learning kits which include books and materials designed to complement and supplement the on-line lessons; the use of a personal computer and associated reclamation services; internet access and technology support services; the services of a state-certified teacher and; all management and technology services required to operate a virtual public school or hybrid school. In certain managed school contracts, our revenue is determined directly by per enrollment funding. As our services are performed over the fiscal year, we generally earn and recognize revenues ratably over that period.

The Company has determined that the elements of our contracts are valuable to schools in combination, but do not have standalone value. As a result, the elements within our multiple-element contracts do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for revenues received under multiple element arrangements as a single unit of accounting and recognizes the entire arrangement based upon the approximate rate at which we incur the costs associated with each element.

Under the contracts with the schools where the Company provides turnkey management services, the Company has generally agreed to absorb any operating losses of the schools in a given school year. These school operating losses represent the excess of costs incurred over revenues earned by the virtual public schools or hybrid schools as reflected on their financial statements. The costs include Company charges to the schools. The fact that a school has an operating loss in one year does not necessarily mean the Company anticipates losing money on the entire contract, however, a school operating loss may reduce the Company’s ability to collect invoices in full. Accordingly, the Company’s recognized revenues reflect this reduction. The Company amortizes the estimated school operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. Management periodically reviews its estimates of full year school revenues and full year school operating expenses and amortizes the net impact of any changes to these estimates over the remainder of the fiscal year. Actual school operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on results of operations. Since the end of the school year coincides with the end of the Company’s fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred in the calculation of school operating losses.

On December 1, 2010, the Company acquired The American Education Corporation (AEC), a leading provider of research-based core curriculum for kindergarteners through adult learners. AEC derives revenues

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

from four sources: (1) annual subscription license revenues; (2) license revenues from non-cancelable perpetual license agreements; (3) related professional and support services and (4) hosting services to provide customers with access to its online courses.

We recognize revenue in accordance with ASC 605 when all of the following conditions are met: there is persuasive evidence of an arrangement; delivery has occurred or services have been rendered; the amount of fees to be paid by the customer is fixed and determinable; and the collectability of the fee is probable. Revenue from hosting services is recognized over the term of the hosting agreement.

Revenue from the licensing of curriculum under subscription arrangements where AEC provides online access to curriculum is recognized on a ratable basis over the subscription period starting the later of the first day of the subscription period or when all revenue recognition criteria identified above have been met. Revenue from the licensing of curriculum under subscription and non-cancelable perpetual arrangements where AEC is not providing access via hosting arrangement is recognized when all revenue recognition criteria have been met. Revenue from professional and support services include consulting and training services, which are deferred and recognized ratably over the service period.

Other revenues are generated from individual customers who prepay and have access for 12 or 24 months to curriculum via the Company’s Web site. The Company recognizes these revenues pro rata over the maximum term of the customer contract, which is either 12 or 24 months. Revenues from associated offline learning kits are recognized upon shipment.

During the three months ended September 30, 2011 and 2010, approximately 56% and 50%, respectively, of the Company’s revenues were recognized from schools we managed. During the three months ended September 30, 2011, we had contracts with two schools that represented approximately 7% and 9% of revenues. During the three months ended September 30, 2010, we had contracts with two schools that each individually represented approximately 12% of revenues. Approximately 13% and 12% of accounts receivable was attributable to a contract with one school as of September 30, 2011 and June 30, 2011.

Consolidation

The condensed consolidated financial statements include the accounts of the Company, its wholly-owned and affiliated companies that the Company owns, directly or indirectly, and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Inventories

Inventories consist primarily of schoolbooks and curriculum materials, a majority of which are supplied to virtual public schools and hybrid schools and utilized directly by students. Inventories represent items that are purchased and held for sale and are recorded at the lower of cost (first-in, first-out method) or market value. Excess and obsolete inventory reserves are established based upon the evaluation of the quantity on hand relative to demand. The excess and obsolete inventory reserve was $3.0 million and $2.9 million at September 30, 2011 and June 30, 2011, respectively

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Series A Special Stock

The Company issued 2,750,000 shares of Series A Special stock in connection with its acquisition of KC Distance Learning, Inc. The holders of the Series A Special stock have the right to convert those shares into

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

common stock on a one-for-one basis and for the right to vote on all matters presented to K12 shareholders, other than for the election and removal of directors, for which holders of the Series A Special stock have no voting rights.

Noncontrolling Interest

Earnings or losses attributable to other stockholders of a consolidated affiliated company are classified separately as “noncontrolling interest” in the Company’s condensed consolidated statements of operations. Net loss attributable to noncontrolling interest reflects only its share of the after-tax earnings or losses of an affiliated company. Income taxes attributable to noncontrolling interest are determined using the applicable statutory tax rates in the jurisdictions where such operations are conducted. These rates vary from country to country. The Company’s condensed consolidated balance sheets reflect noncontrolling interest within the equity section of the condensed consolidated balance sheets rather than in the mezzanine section of the condensed consolidated balance sheets, except for redeemable noncontrolling interest. Noncontrolling interest is classified separately in the Company’s condensed consolidated statement of equity (deficit).

Redeemable Noncontrolling Interests

Noncontrolling interests in subsidiaries that are redeemable outside of the Company’s control for cash or other assets are classified outside of permanent equity at fair value. The redeemable noncontrolling interests will be adjusted to their fair value at each balance sheet date. The resulting increases or decreases in the estimated redemption amount are affected by corresponding charges against retained earnings, or in the absence of retained earnings, additional paid-in-capital.

Goodwill and Intangibles

The Company records as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Finite-lived intangible assets acquired in business combinations subject to amortization are recorded at their fair value in accordance with ASU Topic 350 — Intangibles — Goodwill and Other. Finite-lived intangible assets include trade names and non-compete agreements. Such intangible assets are amortized on a straight-line basis over their estimated useful lives.

In accordance with ASC Topic 360 — Property, Plant, and Equipment, the Company reviews its recorded finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset.

ASC 350 prescribes a two-step process for impairment testing of goodwill and intangibles with indefinite lives, which is performed annually, as well as when an event triggering impairment may have occurred. Goodwill and intangible assets deemed to have an indefinite life are tested for impairment on an annual basis, or earlier when events or changes in circumstances suggest the carrying amount may not be fully recoverable. The Company has elected to perform its annual assessment on May 31st of each year.

During the first quarter of 2011, the Company’s goodwill increased by approximately $11.1 million due primarily to the acquisition of certain assets of Kaplan Virtual Education and Insight Schools (Kaplan/Insight Assets) a subsidiary of Kaplan, Inc (see Note 10). The Company did not experience a significant adverse change in its business climate and therefore does not believe a triggering event occurred that would require a detailed test of goodwill for impairment as of an interim date. Consequently, the first step of the goodwill impairment test will not be performed during the first quarter of 2012. The Company will complete its annual goodwill impairment test as of May 31, 2012.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following table represents goodwill additions during the fiscal quarter ended September 30, 2011:

($ in millions)	Amount
Rollforward of Goodwill
Balance as of June 30, 2011	$55.6
Acquisition of certain Kaplan/Insight Assets	11.0
Other adjustments	0.1

Balance as of September 30, 2011	$66.7

The following table represents the balance of intangible assets as of September 30, 2011 and June 30, 2011.

Intangible Assets:

	September 30, 2011			June 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Trade names	$23.3	$(1.8)	$21.5	$23.3	$(1.6)	$21.7
Customer and distributor relationships	16.5	(1.9)	14.6	16.5	(1.3)	15.2
Developed technology	1.5	(0.5)	1.0	1.5	(0.4)	1.1
Other	0.5	(0.2)	0.3	0.5	(0.2)	0.3

	$41.8	$(4.4)	$37.4	$41.8	$(3.5)	$38.3

Impairment of Long-Lived Assets

Long-lived assets include property, equipment, capitalized curriculum and software developed or obtained for internal use. In accordance with ASC 360, the Company reviews its recorded long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. There was no impairment for the quarter ended September 30, 2011 and the year ended June 30, 2011.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2:	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The carrying values reflected in our consolidated balance sheets for cash and cash equivalents, receivables, and short and long term debt approximate their fair values. The redeemable noncontrolling interest is a result of the Company’s venture with Middlebury College to form a new entity, Middlebury Interactive Languages. Under the agreement, Middlebury College has an irrevocable election to sell all (but not less than all) of its Membership Interest to the Company (“put right”). The fair value of the redeemable noncontrolling interest reflects management’s best estimate of the redemption value of the put right. The Company has recorded its investment in Web International Education Group, Ltd. (Web) as an available for sale debt security because of our ability to put the investment to other Web shareholders in return for the original $10 million purchase price plus interest. The fair value reflects management’s best estimate of the investment in Web.

The following table summarizes certain fair value information at June 30, 2011 for assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using:
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,200	$—	$—	$17,200
Investment in Web International Education Group	$10,000	$—	$—	$10,000

Total	$27,200	$—	$—	$27,200

The following table summarizes certain fair value information at September 30, 2011 for assets and liabilities measured at fair value on a recurring basis.

	Fair Value Measurements Using:
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,200	$—	$—	$17,200
Investment in Web International Education Group	$10,000	$—	$—	$10,000

Total	$27,200	$—	$—	$27,200

The following table presents activity related to our fair value measurements categorized as Level 3 of the valuation hierarchy, valued on a recurring basis:

	Three Months Ended September 30, 2011
Description	Fair Value June 30, 2011	Purchases, Issuances, and Settlements	Unrealized Gains/(Losses)	Fair Value September 30, 2011
	(In thousands)
Redeemable Noncontrolling Interest in Middlebury Joint Venture	$17,200	—	—	$17,200
Investment in Web International Education Group	$10,000	$—	$—	$10,000

Total	$27,200	$—	$—	$27,200

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The fair value of the investment in Web International Education Group (Web) as of September 30, 2011 was estimated to be $10 million. The fair value was measured based on the initial cost of the investment and Web’s financial performance since initial investment. There was no underlying change in its estimated market value. There have been no transfers in or out of Level 3 of the hierarchy for the period presented.

The fair value of the Redeemable Noncontrolling Interest in Middlebury Joint Venture was measured in accordance with ASC 480, Distinguishing Liabilities from Equity, and was based upon a valuation from a third party valuation firm as of June 30, 2011. As of September 30, 2011 the Company performed an internal analysis and detemined there was no underlying change in the estimated fair market value. This analysis incorporated a number of assumptions and estimates including the financial results of the joint venture to date.

Net Income Per Common Share

The Company calculates net income per share in accordance with ASC 260. Under ASC 260, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. The weighted average number of shares of common stock outstanding includes vested restricted stock awards. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all dilutive unexercised stock options and restricted stock awards. The dilutive effect of stock options and restricted stock awards was determined using the treasury stock method. Under the treasury stock method, the proceeds received from the exercise of stock options and restricted stock awards, the amount of compensation cost for future service not yet recognized by the Company, and the amount of tax benefits that would be recorded in additional paid-in capital when the stock options become deductible for income tax purposes are all assumed to be used to repurchase shares of the Company’s common stock. Stock options and restricted awards are not included in the computation of diluted earnings per share when they are antidilutive. Common stock outstanding reflected in our consolidated balance sheet includes restricted awards outstanding. Securities that may participate in undistributed earnings with common stock are considered participating securities. Since the Series A Shares participate in all dividends and distributions declared or paid with respect to common stock of the Company (as if a holder of common stock), the Series A Shares meet the definition of participating security under ASC 260 Participating Securities and the Two-Class Method under FASB Statement No. 128. All securities that meet the definition of a participating security, regardless of whether the securities are convertible, non-convertible, or potential common stock securities, are included in the computation of both basic and diluted EPS (as a reduction of the numerator) using the two-class method. Under the two-class method all undistributed earnings in a period are to be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following schedule presents the calculation of basic and diluted net income per share:

	Three Months Ended September 30,
	2011	2010
	(In thousands except shares and per share data)
Basic earnings per share computation:
Net income — K12	$4,600	$2,198
Amount allocated to participating Series A stockholders	$(330)	$(137)

Income available to common stockholders — basic	$4,270	$2,061

Weighted average common shares — basic historical	35,629,836	30,343,696

Basic net income per share	$0.12	$0.07

Dilutive earnings per share computation:
Net income — K12	$4,600	$2,198
Amount allocated to participating Series A stockholders	$(330)	$(137)

Income available to common stockholders — diluted	$4,270	$2,061

Share computation:
Weighted average common shares — basic historical	35,629,836	30,343,696
Effect of dilutive stock options and restricted stock awards	324,239	461,410

Weighted average common shares outstanding — diluted	35,954,075	30,805,106

Diluted net income per share	$0.12	$0.07

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures, which requires new disclosures for transfers in and out of Level 1 and Level 2 and activity in Level 3 of the fair value hierarchy. ASU 2010-06 requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In the reconciliation for fair value measurements using Level 3 inputs, a reporting entity should present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for new disclosures and clarification of existing disclosures for interim and annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements in the Level 3 activity rollforward. The Company adopted the provisions of ASU 2010-06 as of July 1, 2011. The adoption of ASU 2010-06 did not have a material impact on its financial condition, results of operations, and disclosures.

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts, which provides authoritative guidance on application of a goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not goodwill impairment exists. The Company adopted the provisions of ASU 2010-28 as of July 1, 2011. The adoption of ASU 2010-28 did not have a material impact on its financial condition, results of operations and disclosures.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combination, which provides authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination has occurred as of the beginning of the prior annual period. The Company adopted the provisions of ASU 2010-29 as of July 1, 2011. The adoption of ASU 2010-29 did not have a material impact on its financial condition, results of operations and disclosures.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

In June 2011, the FASB issues ASU 2011-05, Presentation of Comprehensive Income, which provides authoritative guidance on disclosure requirements for comprehensive income. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for the Company beginning on July 1, 2012. The Company does not expect the guidance to impact its financial condition and results of operations, as it only requires a change in the format of presentation.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides authoritative guidance to simplify how entities, both public and nonpublic, test goodwill for impairment. This accounting update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance will be effective for the Company beginning on July 1, 2012, with early adoption permitted. The Company does not expect the guidance to impact its consolidated financial statements.

4. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Under ASC 740, deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. ASC 740 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The provision for income taxes is based on earnings reported in the unaudited condensed consolidated financial statements. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the period. For the three months ended September 30, 2011 and 2010, the Company’s effective income tax rate was 45.9% and 57.7%, respectively. The effective income tax rate differs from the statutory federal income tax rate primarily due to state income taxes and certain expenses not deductible for income tax purposes.

5. Long-term Obligations

Capital Leases

As of September 30 and June 30, 2011, computer equipment under capital leases are recorded at a cost of $76.5 million and $61.2 million, respectively and accumulated depreciation of $47.5 million and $43.7 million, respectively. Borrowings under lease lines had interest rates ranging from 2.62% to 6.40% and included a 36-month payment term with a $1 purchase option at the end of the term. The Company has pledged the assets financed to secure the amounts outstanding.

The Company’s current lease line of credit with PNC Equipment Finance, LLC expires in August 2012. The interest rate on new advances under the PNC equipment lease line is set at the time the funds are advanced based upon interest rates in the Federal Reserve Statistical Release H.15.

Notes Payable

The Company has purchased computer software licenses and maintenance services through unsecured notes payable arrangements with various vendors at interest rates ranging up to 6.1% and payment terms of three years. There are no covenants associated with these notes payable arrangements. The balance of notes payable at September 30, and June 30, 2011 was $3.0 million and $3.7 million, respectively.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following is a summary as of September 30, 2011 of the present value of the net minimum payments on capital leases and notes payable under the Company’s commitments:

September 30,	Capital Leases	Notes Payable	Total
2012	$15,828	$1,173	$17,001
2013	$10,598	$1,571	$12,169
2014	$5,501	$393	$5,894
Thereafter	$—	$—	$—

Total minimum payments	31,927	3,137	35,064
Less amount representing interest (imputed average capital lease interest rate of 6.1%)	(1,116)	(98)	$(1,214)

Net minimum payments	30,811	3,039	33,850
Less current portion	(15,101)	(1,116)	$(16,217)

Present value of minimum payments, less current portion	$15,710	$1,923	$17,633

6. Line of Credit

The Company has a $35 million line of credit with PNC Bank that expires in December 2012. As of September 30 and June 30, 2011, no borrowings were outstanding on the line of credit and approximately $0.3 million was reserved for a letter of credit.

7. Stock Option Plan

Stock Options

Stock option activity during the three months ended September 30, 2011 was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, June 30, 2011	2,765,729	$19.23
Granted	158,486	26.78
Exercised	(63,631)	16.37
Forfeited or canceled	(12,559)	23.25

Outstanding, September 30, 2011	2,848,025	$19.70	4.52	$16,403

Stock options exercisable at September 30, 2011	1,900,577	$18.52	3.74	$13,181

The total intrinsic value of options exercised during the three months ended September 30, 2011 was $1.1 million. The weighted-average grant date fair value of options granted during the three months ended September 30, 2011 was $11.58.

As of September 30, 2011, there was $7.7 million of total unrecognized compensation expense related to unvested stock options granted. The cost is expected to be recognized over a weighted average period of 2.3 years. During the three months ended September 30, 2011 and September 30, 2010, the Company recognized $1.1 million and $1.4 million, respectively of stock based compensation expense related to stock options.

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Restricted Stock Awards

Restricted stock award activity during the three months ended September 30, 2011 was as follows:

	Shares	Weighted- Average Fair Value
Nonvested, June 30, 2011	444,151	$23.62
Granted	309,227	26.78
Vested	(61,150)	22.02
Forfeited or canceled	(4,315)	23.44

Nonvested, September 30, 2011	687,913	$25.19

As of September 30, 2011, there was $12.4 million of total unrecognized compensation expense related to unvested restricted stock awards granted. The cost is expected to be recognized over a weighted average period of 2.6 years. The total fair value of shares vested during the three months ended September 30, 2011 was $1.3 million. During the three months ended September 30, 2011 and September 30, 2010, the Company recognized $1.1 million and $2.0 million, respectively of stock based compensation expense related to restricted stock awards.

8. Related Party

For the year ended September 30, 2011, the Company purchased services and assets in the amount of $0.1 million from Knowledge Universe Technologies (KUT) pursuant to a Transition Services Agreement related to the Company’s acquisition of KCDL as well as other administrative services. KUT is an affiliate of Learning Group, LLC, a related party. Additionally, KCDL has capital leases with an outstanding balance due to KCDL Holdings, Inc. in the amount of $1.6 million as of September 30, 2011.

9. Commitments and Contingencies

Litigation

In the ordinary conduct of business, the Company is subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company expenses legal costs as incurred.

IpLearn

On October 26, 2011, IpLearn, LLC (“IpLearn”) filed an action for patent infringement against the Company in the United States District Court for the District of Delaware. IpLearn, LLC v. K12 Inc., C.A. No. 11-1026-UNA. IpLearn is a privately-held technology development and licensing company for web and computer-based learning technologies. In its complaint, IpLearn alleges that the Company has infringed three of its patents for various computer-aided learning methods and systems. The Company was served with the complaint on October 31, 2011, and the Company’s answer is not due until November 21, 2011.

Aventa Learning

In June 2010, the shareholders of Aventa Learning, Inc. (Aventa) filed a lawsuit against KC Distance Learning, Inc. in the U.S. District Court for the Western District of Washington, Axtman et al. v. KC Distance Learning, Inc. No. C10-01022-JLR (W.D. Wash). On July 23, 2010, the Company acquired all of the shares of

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

KCDL, which is now a wholly-owned subsidiary. On August 31, 2010, the plaintiffs amended their complaint to add K12 as a co-defendant in this matter Aventa et. al. v. K12 Inc., et. al. No. C10-01022-JLR (W.D. Wash), reflecting the change in ownership. Pursuant to the Agreement and Plan of Merger between K12 and KCDL Holdings LLC (Seller), Seller agreed to assume responsibility to defend this lawsuit and to fully indemnify K12 or KCDL for any liability, including rescission. On November 10, 2011, the parties reached a settlement in principle, which settlement includes a full release of all claims against K12 Inc., and the Company made no financial contributions towards the settlement.

10. Business combination

KCDL

On July 23, 2010 the Company acquired all of the stock of KCDL, a provider of online curriculum and public and private virtual education, by issuing to its parent company, KCDL Holdings LLC, 2,750,000 shares of a new class of stock designated as Series A Special Stock, which had a value at closing of $63.1 million. KCDL Holdings, Inc. is an affiliate of Learning Group, LLC, a related party. The holders of the Series A Special Stock have the right to convert these shares into common stock on a one-for-one basis and for the right to vote on all matters presented to K12 shareholders, other than for the election and removal of directors, for which holders of the Series A Special Stock shall have no voting rights.

The KCDL businesses include: Aventa Learning (online curriculum and instruction), the iQ Academies (statewide virtual public charter schools for middle and high school); and The Keystone School (international online private school). The operating results of KCDL have been included in the Company’s condensed consolidated financial statements commencing as of the acquisition date of July 23, 2010. The acquisition of KCDL has been accounted for under the acquisition method of accounting which requires the total purchase price to be allocated to the assets acquired and liabilities to be assumed based on their estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are based on valuations using management’s best estimates and assumptions. The allocation of the consideration to the identifiable tangible and intangible assets and liabilities assumed under the purchase method of accounting, is based on their estimated fair values at the acquisition date and summarized in the following table (in millions):

Amount
As of July 23, 2010
Current assets	$8.5
Property and equipment, net	8.7
Capitalized curriculum development costs, net	3.9
Intangible assets, net	21.9
Goodwill	34.5
Other noncurrent assets	0.1
Current liabilities	(5.5)
Deferred tax liability	(5.7)
Deferred revenue	(2.1)
Other noncurrent liabilities	(1.2)

Fair value of total consideration transferred	$63.1

The following unaudited pro forma combined results of operations give effect to the acquisition of KCDL, as if it had occurred on July 1, 2010. The unaudited pro forma combined results of operations are provided for informational purposes only and do not purport to represent the Company’s actual consolidated results of operations had the acquisition occurred on the dates assumed, nor are these financial statements necessarily indicative of the Company’s future consolidated results of operations. The unaudited pro forma combined results

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

of operations do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies. Pro forma results include non-recurring transaction costs of $1.9 million.

Pro forma Results of Operations	Three months ended September 30, 2010
Revenues	$136,193
Net Income	$568

The American Education Corporation

On December 1, 2010, the Company acquired The American Education Corporation (AEC), a leading provider of research-based core curriculum instructional software for kindergarteners through adult learners, for a total cash purchase price of $35.2 million, including certain amounts held in escrow. The escrow amounts include $6.8 million for the achievement of specified financial targets for the quarter-ended December 31, 2010. In March 2011, the specified financial targets were not achieved and consequently, this escrow amount was returned to the Company. In connection with the acquisition, the Company recorded Net Working Capital accounts of $1.9 million, net long term assets of $8.3 million, goodwill of approximately $15.7 million, intangible assets of approximately $4.5 million, and other long term liabilities and taxes payable of $2.0 million. The allocation of the estimated consideration to the identifiable tangible and intangible assets and liabilities assumed under the purchase method of accounting is preliminary and based on their estimated fair values as of the acquisition date. The acquisition of AEC has been included in the Company’s results since the acquisition date. The AEC acquisition had an immaterial proforma impact on the results for the three month period ended September 30, 2011.

An additional amount of approximately $6.8 million is held in escrow and, if specified claims against AEC arise for which the Company is indemnified, such amounts may be used to satisfy those claims but not to exceed it. K12 is not entitled to any claims against the indemnification escrow amount unless and until the aggregate claim amount exceeds $250,000, at which time K12 is only entitled to reimbursement or any claims are to be paid to the selling AEC shareholders in two 50% installments of the remaining balance of the $6.8 million in the indemnification escrow on June 1, 2011 and December 1, 2011. At September 30, 2011, the Company recognized a liability of $830,000 relating to potential claims offset by a receivable from the escrow account of $580,000. The Company has not incurred any specified claims against AEC to be withdrawn from the indemnification escrow.

Investment in Web International Education Group, Ltd.

On January 3, 2011, K12 invested $10 million in Web International Education Group, Ltd. (Web). This strategic investment gives the Company a 20% minority interest in Web, with the option to purchase no less than 51% of Web before July 1, 2012, and the option to purchase all remaining equity interest between January 1, 2013 and December 31, 2015. Web is a leader in English language training for learners of all ages throughout China, including university students, government workers, and employees of international companies. Web has an extensive network of learning centers in cities throughout China. The proceeds of the investment will primarily be used to expand Web’s learning center network into more cities in China. The Company has recorded its investment in Web as an available for sale debt security because of our ability to put the investment to other Web shareholders in return for the original $10 million purchase price plus interest. During the three months ended September 30, 2011, there was no change to the fair value of the Web investment based on the initial cost of the investment and Web’s financial performance since the initial investment.

International School of Berne

On April 1, 2011, the Company finalized its acquisition of the operations of the International School of Berne (IS Berne) for 2 million Swiss Francs ($2.2 million). IS Berne is a traditional school located in Berne, Switzerland

K12 Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

serving students in grades Pre-K through 12. IS Berne is an International Baccalaureate school in its 50th year of operation. The Company purchased the right to operate IS Berne and substantially all of its assets excluding real estate. The majority of the purchase price has been allocated on a preliminary basis to goodwill.

Acquisition of Assets from Kaplan Virtual Education and Insight Schools, Inc.

On July 1, 2011, the Company acquired certain assets of Kaplan Virtual Education (Kaplan/Insight Assets) for $12.6 million. The Kaplan/Insight Assets included contracts to serve nine virtual charter schools and private virtual high schools throughout the United States that have been integrated into the Company’s existing operations. This purchase has been accounted for under the acquisition method of accounting and the fair values assigned to the assets acquired and liabilities assumed are based on valuations using management’s best estimates and assumptions. The acquisition of the Kaplan/Insight Assets has been included in the Company’s results of operations since July 1, 2011 and its proforma impact on the periods presented is immaterial. The majority of the purchase price has been allocated on a preliminary basis to goodwill.

11. Supplemental Disclosure of Cash Flow Information

	(In thousands) Three Months Ended September 30,
	2011	2010
Cash paid for interest	$230	$238

Cash paid for taxes, net of refunds	$9	$1,461

Supplemental disclosure of non-cash investing and financing activities:
New capital lease obligations	$14,305	$10,385

Business Combinations:
— Current assets	$—	$9,198

— Property and equipment	$1,626	$8,800

— Capitalized curriculum development costs	$—	$3,873

— Intangible assets	$—	$22,810

— Goodwill	$11,041	$34,704

— Other non-current assets	$—	$138

— Deferred tax liabilities	$—	$(5,108)

— Assumed liabilities	$—	$(5,708)

— Deferred revenue	$(85)	$(2,111)

— Other noncurrent liabilities	$—	$(1,250)

— Contingent consideration	$—	$1,700

— Issuance of Series A Special Stock	$—	$63,112

Purchase of perpetual license agreement/accrued liabilities	$—	$250

K12 INC.

4,000,000 SHARES OF COMMON STOCK

PROSPECTUS

Until             , 2011, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable in connection with the sale of the shares of common stock being registered. The registrant will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. All of the amounts shown are estimates except the SEC registration fee.

Amount
SEC Registration Fee	$12,570
*Printing and Engraving Expenses	$15,000
*Transfer Agent and Registrar Fees	$—
*Legal Fees and Expenses	$30,000
*Accounting Fees and Expenses	$30,000
*Miscellaneous Expenses	$—

*Total	$87,570

*	Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our Amended and Restated Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL. Our Amended and Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

We have entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification or advancement of expenses to us, either a majority of the disinterested directors, a committee of disinterested directors, an independent legal counsel if there are no disinterested directors or the stockholders must review the relevant facts and determine whether the officer or director has met the standards of conduct that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the applicable officer or director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The Company has sold within the past three years, the following securities which were not registered under the Securities Act:

Private Placement of Common Stock

On April 27, 2011, the Company closed on a private placement with TCV VII, TCV VII(A), and Member Fund (collectively, the “Purchasers”) of 4,000,000 shares (“Shares”) of its common stock, par value $0.0001 per share, at $31.46 per share. The aggregate consideration paid for the Shares was approximately $125.8 million. The Shares were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. This registration statement is filed in accordance with the Investor Rights Agreement dated April 27, 2011, signed in connection with the private placement.

Private Placement of Series A Preferred Stock

On July 23, 2010, the Company entered into an Agreement and Plan of Merger that with Kayleigh Sub Two LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“LLC Merger Sub”), Kayleigh Sub One Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Corporate Merger Sub”), KCDL Holdings, LLC, a Delaware limited liability company (“Seller”), and KC Distance Learning, Inc., a Delaware corporation and a wholly-owned subsidiary of Seller (“KCDL”) pursuant to which the Company acquired all of the stock of KCDL. In connection with the merger of KCDL with Corporate Merger Sub, with KCDL continuing as the surviving corporation of the merger, the Company issued 2,750,000 shares of Series A Preferred Stock (the “Preferred Stock”) to the Seller. The Preferred Stock is eligible to be converted into the Company’s common stock, par value $0.0001 per share, on a one-for-one basis, subject to anti-dilution adjustments, at the election of the holder or automatically upon transfer to any person other than an affiliate of Seller (or, as of the stockholder approval, ownership by any person other than Seller or an affiliate of Seller). Holders of the Series A Special Stock have a par value liquidation preference and are entitled to participate on a pro rata basis in all dividends and distributions made to holders of the K12 Common Stock. The Preferred Stock had a value of $63.1 million at the closing of the transaction. The Preferred Stock were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules

See page F-1 for an index of the financial statements and financial statement schedules included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i), (a)(1) (ii) and (a)(1) (iii) above may be contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x)) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date;

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Herndon, of the Commonwealth of Virginia, on this 8th day of December, 2011.

K12 INC.

By:	/S/ RONALD J. PACKARD
Ronald J. Packard
Chief Executive Officer

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints Ronald J. Packard and Howard D. Polsky, or any of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

/S/ RONALD J. PACKARD Ronald J. Packard	Chief Executive Officer (Principal Executive Officer)	December 8, 2011

/S/ HARRY T. HAWKS Harry T. Hawks	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 8, 2011

/S/ ANDREW H. TISCH Andrew H. Tisch	Chairman of the Board and Director	December 8, 2011

/S/ CRAIG R. BARRETT Craig R. Barrett	Director	December 8, 2011

/S/ GUILLERMO BRON Guillermo Bron	Director	December 8, 2011

/S/ NATHANIEL A. DAVIS Nathaniel A. Davis	Director	December 8, 2011

/S/ STEVEN B. FINK Steven B. Fink	Director	December 8, 2011

/S/ JON Q. REYNOLDS, JR. Jon Q. Reynolds, Jr.	Director	December 8, 2011

/S/ MARY H. FUTRELL Mary H. Futrell	Director	December 8, 2011

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Third Amended and Restated Certificate of Incorporation of K12 Inc. (Incorporated by reference to Exhibit 3.1 to K12’s Quarterly Report on Form 10-Q (File No. 001-33883) for the quarter ended December 31, 2007).

3.2	Amended and Restated Bylaws of K12 Inc. (Incorporated by reference to Exhibit 3.2 to K12’s Quarterly Report on Form 10-Q (File No. 001-33883) for the quarter ended December 31, 2007).

4.1	Form of stock certificate of common stock (Incorporated by reference to Exhibit 4.1 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

4.2	Amended and Restated Stock Option Plan and Amendment thereto (Incorporated by reference to Exhibit 4.2 to K12’s Registration Statement on Form S-1, File No. 333-144894).

4.3	Form of Stock Option Contract—Employee (Incorporated by reference to Exhibit 4.3 to K12’s Registration Statement on Form S-1, File No. 333-144894).

4.4	Form of Stock Option Contract—Director (Incorporated by reference to Exhibit 4.4 to K12’s Registration Statement on Form S-1, File No. 333-144894).

4.5	Form of Second Amended and Restated Stockholders Agreement (Incorporated by reference to Exhibit 4.5 to K12’s Registration Statement on Form S-1, File No. 333-144894).

4.6	Form of Common Stock Warrant Agreement (Incorporated by reference to Exhibit 4.6 to K12’s Registration Statement on Form S-1, File No. 333-144894).

4.7	K12 Inc. 2007 Equity Incentive Award Plan (Incorporated by reference to Exhibit 4.8 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

4.8	K12 Inc. 2007 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 4.9 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

4.9	Form of Indemnification Agreement for Non-Management Directors and for Officers of K12 Inc. (Incorporated by reference to Exhibit 10.1 to K12’s Annual Report on Form 10-Q for the quarter ended September 30, 2008).

4.10	Form of Director’s Indemnification Agreement (Incorporated by reference to Exhibit 10.1 to K12’s Current Report on Form 8-K filed on October 22, 2008).

5.1	Opinion of Latham & Watkins, LLP as to the legality of the securities being offered.*

10.1	Revolving Credit Agreement and Certain Other Loan Documents by and among K12 Inc., School Leasing Corporation, American School Supply Corporation and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.1 to K12’s Registration Statement on Form S-1, File No. 333-144894).

10.2*	Amended and Restated Stock Option Agreement of Ronald J. Packard dated as of July 12, 2007 (Incorporated by reference to Exhibit 10.5 to K12’s Amendment No. 6 to Registration Statement on Form S-1, File No. 333-144894).

10.3	Stock Option Agreement of Bruce J. Davis (Incorporated by reference to Exhibit 10.6 to K12’s Registration Statement on Form S-1, File No. 333-144894).

10.4*	Employment Agreement of Ronald J. Packard (Incorporated by reference to Exhibit 10.9 to K12’s Amendment No. 6 to Registration Statement on Form S-1, File No. 333-144894).

Exhibit No.	Description of Exhibit

10.5	Employment Agreement of Bruce J. Davis (Incorporated by reference to Exhibit 10.11 to K12’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-144894).

10.6	Deed of Lease by and between ACP/2300 Corporate Park Owner, LLC and K12 Inc., dated December 7, 2005 (Incorporated by reference to Exhibit 10.13 to K12’s Amendment No. 1 to Registration Statement on Form S-1,
File No. 333-144894).

10.7	Sublease by and between France Telecom Long Distance USA, LLC, and K12 Inc., dated December 9, 2005 (Incorporated by reference to Exhibit 10.14 to K12’s Amendment No. 1 to Registration Statement on Form S-1,
File No. 333-144894).

10.8	Employment Agreement of Celia Stokes (Incorporated by reference to Exhibit 10.15 to K12’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-144894).

10.9	Employment Agreement of Howard D. Polsky (Incorporated by reference to Exhibit 10.16 to K12’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-144894).

10.10*	Stock Option Agreement between K12 Inc. and Ronald J. Packard dated as of July 12, 2007 (Incorporated by reference to Exhibit 10.17 to K12’s Amendment No. 6 to Registration Statement on Form S-1, File No. 333-144894).

10.11	First Amendment to Employment Agreement of Howard D. Polsky (Incorporated by reference to Exhibit 10.18 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

10.12	Amendment No. 1 to Revolving Credit Agreement (Incorporated by reference to Exhibit 10.19 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

10.13	Stock Subscription Agreement between K12 Inc. and KB Education Investments Limited, dated November 6, 2007 (Incorporated by reference to Exhibit 10.20 to K12’s Amendment No. 4 to Registration Statement on Form S-1,
File No. 333-144894).

10.14	Second Amended and Restated Educational Products and, Administrative, and Technology Services Agreement between the Ohio Virtual Academy and K12 Ohio LLC (Incorporated by reference to Exhibit 10.21 to K12’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-144894).

10.15	First Amendment to Deed of Lease by and between ACP/2300 Corporate Park Owner, LLC and K12 Inc., dated as of November 30, 2006. (Incorporated by reference to Exhibit 10.21 to K12’s Annual Report on Form 10-K for the year ended June 30, 2008).

10.16	Second Amendment to Deed of Lease by and between ACP/2300 Corporate Park Owner, LLC and K12 Inc., dated as of March 26, 2007. (Incorporated by reference to Exhibit 10.22 to K12’s Annual Report on Form 10-K for the year ended June 30, 2008).

10.17	Sublease by and between DIECA Communications Inc. and K12 Inc., dated June 25, 2008. (Incorporated by reference to Exhibit 10.23 to K12’s Annual Report on Form 10-K for the year ended June 30, 2008).

10.18	Employment Agreement of Harry T. Hawks (Incorporated by reference to Exhibit 10.1 to K12’s Quarterly Report on Form 10-Q (File No. 001-33883) for the quarter ended March 31, 2010).

10.19	Agreement and Plan of Merger by and among K12 Inc., Kayleigh Sub Two LLC, Kayleigh Sub One Corp., KC Distance Learning, Inc., and KCDL Holdings LLC (Incorporated by reference to Exhibit 2.1 to K12’s Current Report on
Form 8-K filed on July 26, 2010).

10.20	Certificate of Designations, Preferences and Relative and Other Special Rights of Series A Special Stock (Incorporated by reference to Exhibit 3.1 to K12’s Current Report on Form 8-K filed on July 26, 2010).

Exhibit No.	Description of Exhibit

10.21	Voting Agreement (Incorporated by reference to Exhibit 4.1 to K12’s Current Report on Form 8-K filed on July 26, 2010).

10.22	Stockholders Agreement by and among K12 Inc., KCDL Holdings LLC, Learning Group LLC, Learning Group Partners, Knowledge Industries LLC, and Cornerstone Financial Group LLC (Incorporated by reference to Exhibit 4.2 to K12’s Current Report on Form 8-K filed on October 6, 2010).

10.23	Amendment to Amended and Restated Stock Option Agreement (Incorporated by reference to Exhibit 10.1 to K12’s Quarterly Report on Form 10-Q (File No. 001-33883) for the quarter ended December 31, 2010).

10.24	Amended and Restated Employment Agreement of Ronald J. Packard (Incorporated by reference to Exhibit 99.1 to K12’s Current Report on Form 8-K filed on April 29, 2011).

10.25	Securities Purchase Agreement among K12 Inc. and The Other Parties Named Herein (Incorporated by reference to Exhibit 99.1 to K12’s Current Report on Form 8-K filed on April 18, 2011).

10.26	Investor Rights Agreement (Incorporated by reference to Exhibit 4.1 to K12’s Current Report on Form 8-K filed on April 29, 2011).

21.1	Subsidiaries of K12 Inc.*

23.1	Consent of Latham & Watkins, LLP (contained in Exhibit 5.1)*

23.2	Consent of BDO USA, LLP.*

24.1	Power of Attorney (included in signature pages).*

*	Filed herewith.